United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2018

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	315

2

Manual for Participation in the Annual and Extraordinary Shareholders’ Meetings of Vale S.A. April 13, 2018

Index I. Notice of Meeting 04 II. Procedures for Participation Meetings in the Shareholders’ 06 2.1. Participation in Person 06 2.2. Representation by Proxy 07 2.3. Participation of Holders Shares (“ADSs”) of American Depositary 09 2.4. Participation by Absentee Ballot 09 2.4.1. Through instructions for completion 10 transmitted to the Company’s depository 2.4.2 Through instructions for completion 11 transmitted to their respective custodians 2.4.3. Through sending Company the Ballot directly to the 11 III. The Vote 14 3.1. Voting Rights 14 IV. Matters on the Agenda 15 4.1. Evaluation of management’s report and analysis, 15 discussion and vote on the financial statements for the fiscal year ended December 31, 2017 4.2. Proposal for the allocation of profits for the 2017 fiscal year and the approval of the Capital Budget 15 4.3. Ratification of the nomination of effective member of the Board of Directors 16 4.4. Election of the members of the Fiscal Council 18 4.5. Setting the compensation of management and members of the Fiscal Council for the year 2018 24 4.6. Ratification of the annual compensation paid to management and members of the Fiscal Council in 24 2 the year 2017 4.7. Amendment to Vale’s By-Laws and its restatement 24 V. Additional Information 25 VI. Proxy Vote Template 26 EXHIBITS – Documents Attached to the Manual Exhibit I – Absentee Ballot for the Annual Shareholders’ Meeting; Exhibit II - Absentee Ballot for the Extraordinary Shareholders’ Meeting; Exhibit III – Management’s comments on Vale’s financial situation, pursuant to item 10 of the Reference Form under the provisions set forth in Article 9, item III of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”) Instruction No. 481/2009, as amended (“CVM Instruction 481/2009”); Exhibit IV – Proposal of the Executive Board for the allocation of profits from the year ended December 31, 2017 and its respective exhibits, under Article 9, II, of CVM Instruction 481/2009 (Exhibit 9-1-II) and also the Capital Budget for the purposes of Article 196 of Law 6,404/76; Exhibit V – Proposal for compensation of management and information related to item 13 of the Reference Form, as set forth in Article 12, item II of CVM Instruction 481/2009; Exhibit VI – Report in the form of a table, showing the origin and justification of the proposed amendments to Vale’s By-Laws, including their possible legal and economic effects, as well as the draft of Vale’s By-Laws, highlighting the proposed text for each provision of the by-laws to be amended, as set forth in Article 11 of CVM Instruction 481/2009; Exhibit VII – Excerpts from Minutes of the Meetings of Vale S.A.’s Board of Directors dated as of January 31, 2018 and February 27, 2018, including exhibits Exhibit VIII – Opinions of the Fiscal Council of Vale S.A. dated February 27, 2018. 3

I. Notice of Meeting The Shareholders of Vale S.A. (“Vale” or “Company”) are hereby called to the Annual and Extraordinary Shareholders’ Meetings which will be held cumulatively on April 13, 2018, at 10 a.m., at the address Avenida das Américas no. 700, 2nd floor, Room 218 (auditorium), Città America, Barra da Tijuca, in the City of Rio de Janeiro, in order to vote on the following items on the Agenda: I. Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2017; Proposal for the allocation of profits for the year 2017, and the consequent approval of Vale’s Capital Budget, for the purposes of Article 196 of Law 6,404/1976; Ratify the nomination of a effective member of the Board of Directors made at the meeting of the Board on January 31, 2018, under paragraph 8 of Article 11 of the By-Laws; Election of the members of the Fiscal Council; Setting the compensation of management and members of the Fiscal Council for the year 2018; Ratification of the annual compensation paid to management and members of the Fiscal Council in the year 2017. Amendment of Vale’s By-Laws to reflect some improvements and adapt them to the new rules of the Novo Mercado, the special listing segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), effective as of January 2, 2018 (“Novo Mercado Listing Rules”), all as follows, as well as the consequent restatement of the By-Laws: II. III. IV. V. VI. VII. a. Amend paragraph 1 of Article 1, the head paragraph of Article 5, paragraph 1 of Article 10, paragraph 3 of Article 11, item XXXIV of Article 14, the Sole Paragraph of Article 30, Article 41, Article 55, as well as delete paragraphs 2 and 3 of Article 1, all to comply with the requirements set forth in the Novo Mercado Listing Rules; Make a mere spelling adjustment in paragraph 4 of Article 5; Include in paragraph 2 of Article 6 the provision that the Board of Directors ("BD") may reduce the term for the exercise of preemptive rights in issuances; Adjust the wording of paragraph 5 of Article 10 in order to replace the term “technical and consultant” with “advisory”; Adjust the wording of the Sole Paragraph of Article 12 to provide for the possibility of holding BD meetings at one of Vale’s offices; b. c. d. e. 4

f. Include in items VII and XXI of Article 14 the provision that the BD will act as guardian for the execution of governance and the governance model and practices, respectively; Include in item XV of Article 14 the assignment of calling General Meetings; Include in item XVII of Article 14 the responsibility of setting the scope of work for auditors, observing applicable legislation; Replace the term “consulting” with “advisory” in paragraph 1 of Article 14; Transfer the prohibition set forth in paragraph 3 of Article 14 to a new article, which will be included in the chapter entitled “Prohibition of Contributions to Political Movements.” Adjust the wording in the head paragraph of Article 15 in order to replace the term “technical and consulting” with “advisory,” as well as change the name of the “Compliance and Risk Committee” to “Governance, Compliance and Risk Committee”; Adjust the wording of paragraph 1 of Article 15 in order to delete the term “consultant or technical”; Delete from paragraph 2 of Article 15 the prohibition of additional compensation for participating in the committee; Delete the reference to cancellation of registration as a publicly-held company from the title of Chapter VIII; Delete item XXXV from Article 14 and delete Articles 42, 43, 47, 48 and certain definitions from Article 44, since these provisions were mandatory clauses for purposes of the former Novo Mercado Listing Rules, renumbering of the following articles; Include reference to B3 in paragraph 4 of Article 45; Change the cross-references included in paragraphs 5, 6 and 8 of Article 45 and Articles 49 and 50; Amend Article 52 and delete Articles 53 and 54 to set a procedure in the event of the company’s exit from the Novo Mercado, and include the new Article 49, renumbering the following articles; and Include a chapter entitled “Transitional Provisions” to set forth the term for adjusting the composition of the BD, in line with the Novo Mercado Listing Rules. g. h. i. j. k. l. m. n. o. p. q. r. s. 5

II. Procedures for Participation in the Shareholders’ Meetings The shareholders’ participation in the Shareholders’ Meetings (“Meetings”) is of utmost importance. The presence of at least, (a) ¼ (one quarter) of the Company’s total capital with voting rights is necessary for the Annual Shareholders’ Meeting to be held, which will address the matters set forth in items (I) to (VI) of the Agenda, and (b) 2/3 (two thirds) of the Company’s total capital with voting rights is necessary for the Extraordinary Shareholders’ Meeting to be held, which will address the matter set forth in item (VII) of the Agenda. If either of these quorums is not met, the Company will publish a new Notice of Meeting announcing the new date for the Meeting(s) to be held at second call, as the case may be, to address the pending matter(s), which can be held with the presence of any number of shareholders. Vale’s shareholders may attend the Shareholders’ Meetings in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009. 2.1. Participation in Person The following documents are required for shareholders to participate in person in the Meetings: 6 Individual valid photo I.D. (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meetings. Legal Entity valid photo I.D. of the legal representative (original or certified copy). The following documents may be submitted: (i) Identity Card

We remind you that the documents will be checked to ensure they are in order before the beginning of the Meetings. For this reason, the shareholders are kindly requested to arrive in advance of the aforementioned Meetings so that the documents can be duly checked in a timely manner for their participation. 2.2. Participation by Proxy Shareholder participation in the Meetings can be through a duly constituted proxy, observing the terms of Article 126, paragraph 1 of Law No. 6,404 of December 15, 1976, as amended (“Law 6,404/1976”). The proxy must have been nominated less than one (1) year previously and be a shareholder or a manager of the Company, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil – 7 (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH). documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the formation documents of its director or manager, as the case may be, and (iii) the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English or Spanish do not need to be translated. proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meetings.

OAB), or a financial institution, and the members of investment funds must be represented by their fund management company. Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no.02/2018, shareholders that are legal entities may be represented in the shareholders’ meetings by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective formation documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be a shareholder, investment fund shareholders, CVM Administrative Proceeding shareholders’ meetings through a company manager or a lawyer. Accordingly, pursuant to the decision of the CVM Board under no. RJ-2014-3578, may be represented in the legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the Meetings by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned in item 2.1 above. Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English or Spanish do not need to be translated. In item VI of this Manual, there is a proxy template for the shareholders’ reference. Shareholders may also use proxies other than that suggested in this Manual, as long as they are in accordance with the provisions of Law 6,404/1976 and the Brazilian Civil Code. To expedite the process of conducting the Meetings, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meetings, to the following address: Att: Investor Relations Office Praia de Botafogo, 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP 22250-145 8

Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meetings with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance. We remind you that the representation documents will be checked before the beginning of the Meetings to ensure they are in order. For this reason, shareholders are kindly requested to arrive in advance of the Meetings so that the documents necessary for their participation can be duly checked in timely manner for their participation. 2.3. Participation of Holders of American Depositary Shares (“ADSs”) Holders of ADSs may attend the Meetings, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights and will be represented in the Meetings through its representative in Brazil, Banco Bradesco S.A. (“Bradesco”). 2.4. Participation by Absentee Ballot As set forth in Articles 21-A et seq. of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meetings by completing and sending the absentee ballots (“Ballots”), attached as Exhibit I and II to this Manual. The content of the Ballots should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meetings’ Agendas. The Ballots must: be accessed, to be printed and completed in advance, under the banner “AGO/E 4/13/2018” on the first page of the Company’s website (www.vale.com), as well as on the website of the CVM; and be received at least seven (7) days prior to the date of the Meetings, i.e., by April 6, 2018 (inclusive). Any voting ballots received after this date will be disregarded. The shareholder opting to exercise his or her vote through the Ballots must do so through one of the following options: 9

(i) through instructions for completion transmitted to the Company’s depository; (ii) through instructions for completion transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository; or (iii) through sending the Ballots directly to the Company. After the deadline for absentee voting, namely, as of April 7, 2018, the shareholders can no longer change the voting instructions sent, except at the Meetings, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote. 2.4.1. Through instructions for completion transmitted to the Company’s depository This option is exclusively for shareholders holding shares deposited with Bradesco and that are not deposited in the central depository: The shareholder holding shares that are not deposited in the central depository – namely, at the B3 - and who opts to exercise his or her right to absentee voting through providers of depository services of the Company’s shares, Bradesco, shall appear at any one of Bradesco’s 5,300 branches at least 7 days before the date of the Meetings, during the local banking hours, and submit the completed Ballot, initialed and signed, as well as the documents identified in the table below, so that the information in the Ballot may be transferred to Bradesco’s systems. * Types of I.D. accepted: RG, RNE, CNH, Passport and officially recognized professional association card. ** For investment funds, manager and/or administrator documents, observing the voting policy. Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven (7) days before the Meetings are conducted, i.e., by April 6, 2018 (inclusive). Shareholders with questions may contact Bradesco as follows: 10 Documents to be submitted at the Bradesco branch, together with the Ballot Individual Legal Entity Investment Fund CPF and Photo ID of the shareholder or legal representative * X X X Formation Documents, restated and updated ** - X X Document proving powers of representation ** - X X Restated and updated fund by-laws - - X

PHONE: 0800 701 1616 e-mail: 4010.acecustodia@bradesco.com.br Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in this Manual. 2.4.2 Through instructions for completion transmitted to their respective custodians This option is exclusively for shareholders holding shares under custody of the central depository – i.e., at the B3. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians. The shareholder holding the shares deposited in the Central Depository of the B3 and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of the B3. To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right. Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meetings are conducted, i.e., by April 6, 2018 (inclusive), unless a different deadline, which must be before such date, is established by their custodians. Please note that, as established by Art. 21-S of CVM Instruction 481/2009, the Central Depository of the B3, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer Number) or CNPJ (Corporate Taxpayer Number). 2.4.3. Through sending the Ballot directly to the Company 11

The shareholders may also, as an alternative to the procedures described in items 2.4.1 and 2.4.2 above, send their Ballots directly to the Company. To do so, the shareholders must print the Ballots (attached as Exhibit I and II to this Manual), complete it, initial all the pages and sign it, noting that the Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil. Then, the shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Praia de Botafogo, 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP: 22250-145, to the attention of the Investor Relations Office, together with a copy of the documents listed below: Individuals valid photo I.D. of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). Legal entities documents proving representation, including copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copy (i) of fund by-laws in force; (ii) of the formation documents of its director or manager, as the case may be, and (iii) of minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English or Spanish do not need to be translated. valid photo I.D. of the legal representative. The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH). The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballots and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of 12 the other documents sent before via email by the shareholder within seven (7) days before the Meetings, i.e., by April 6, 2018 (inclusive), to the address mentioned above in this item 2.4.3. Within three (3) days after receipt of such documents, the Company shall contact the shareholder, via the email address listed in item 2.1 of the Ballot, to confirm its receipt and acceptance. If the Ballot is not properly completed or accompanied by the documents of proof described above, it will be disregarded and such fact shall be informed to the shareholder via digital communication sent to the email address listed in item 2.1 of the Ballot, which will indicate the need to resend the Ballot or the accompanying documents (provided there is sufficient time), describing the procedures and deadlines needed to correct the absentee vote. During the voting period, the shareholder may send new voting instructions to the Company, if he or she understands it is necessary, and the voting map of the Company shall consider the last voting instruction submitted. If there are differences between the Ballot received directly by the Company and the voting instruction contained in the voting map provided by the depository for the same CPF of CNPJ number, the voting instruction of the depository shall prevail, pursuant to the provisions of article 21-W, paragraph 2 of CVM Instruction 481/2009. Vale stresses that: Ballots sent by shareholders who are not eligible to vote in the Meetings or in the respective vote shall not be considered for purposes of vote calculation; for the purposes of vote calculation, only the shares held by each shareholder on the date the Meetings are conducted will be considered, regardless of the date the respective Ballot is sent; so, if the shareholder sells shares between the date the respective Ballot is sent and the date the Meeting are conducted, the votes related to the shares sold will be disregarded; voting instructions from a certain CPF or CNPJ shall be attributed to all the shares held by that CPF or CNPJ, according to the shareholding positions provided by the depository on the date of the Meetings. 13

III. The Vote 3.1. Voting Rights Pursuant to paragraphs 3 and 4 of Article 5 of Vale's Bylaws, each common share and each special-class preferred share issued by the Company gives the right to one vote in the resolutions of the Meetings’ Agenda, and the special-class preferred shares shall only be ensured the voting right in the election of the members of the Board of Directors in the cases set forth in paragraphs 4 and 5 of Article 11 of the Bylaws, and in Article 141 of Law 6,404/1976. Thus, all of the Company’s shareholders may vote in all matters on the Meetings’ Agenda, except for item III, which refers to the ratification of the appointment of a member of the Board of Directors, in which only holders of common shares can vote. 14

IV. Matters on the Agenda All documents regarding the Agenda of the Vale Shareholders’ Meetings are available to the shareholders at the main offices of Vale, on its website (www.vale.com) and on the websites of the CVM (www.cvm.gov.br), the B3 (www.b3.com.br), and the Securities and Exchange Commission (www.sec.gov). 4.1. Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2017 To vote on this matter, the following documents are available to the shareholders: i. the Management Report, Financial Statements related to the fiscal year ended December 31, 2017, and the Opinion of the Independent Auditors (KPMG Auditores Independentes), which was published in the newspapers on March 2, 2018, as required by law in force; ii. the Opinions of the Board of Directors and Fiscal Council dated February 27, 2018; iii. the 2017 DFP Form (Standardized Financial Statements); and iv. management’s comments on Vale’s financial situation, pursuant to item 10 of the Reference Form under the provisions set forth in Article 9, item III of CVM Instruction No. 481/2009, and its subsequent amendments, attached hereto as Exhibit III. 4.2 Proposal for the allocation of profits for the year 2017, and the consequent approval of Vale’s Capital Budget, for the purposes of Article 196 of Law 6,404/1976; To vote on this matter, the following documents are available to the shareholders: 15

i. the Proposal of the Executive Board for the allocation of profits for the year ended December 31, 2017; ii. the Exhibit to the proposal pursuant to CVM Instruction CVM 481/2009 (Exhibit 9-1-II); iii. the Capital Budget, for the purposes of Article 196 of Law 6,404/1976; and iv. the Opinion of the Fiscal Council on the allocation of profits and Extract of the Minutes of the Board of Directors both dated February 27, 2018. 4.3. Ratification of nomination of effective member of the Board of Directors Under paragraph 8 of Article 11 of Vale’s Bylaws, in the event a position of a member of the Board of Directors or his or her alternate is vacated, the replacement may be nominated by the remaining members, who shall serve until the first shareholders’ meeting, which will vote on his or her election. Considering the resignation of the principal member of the Board of Directors Mr. Eduardo de Salles Bartolomeo, the Board of Directors, in a meeting held on January 31, 2018, approved the appointment of Mr. Ney Roberto Ottoni de Brito, and, pursuant to paragraph 8 of Article 11 of the Company’s Bylaws, such appointment shall be ratified by the Shareholders’ Meeting held after the appointment. To vote on this matter, the information on Mr. Ney Roberto Ottoni de Brito is made available, in accordance with the provisions of Article 10 of CVM Instruction 481/2009, under items 12.5 to 12.10 of the Reference Form, as set forth in Exhibit A to CVM Instruction 552/2014, by virtue of theguidelines set forth in Circular-Letter/CVM/SEP/no. 02/2018, as shown below: 16 Name Ney Roberto Ottoni de Brito Date of Birth August 21, 1945 Profession Mechanical engineer CPF/MF (Individual Taxpayer Number) 100.055.527-53

Ney Roberto Ottoni de Brito Effective Member of the Board of Directors (since January 2018), Coordinator of the Compliance and Risk Committee, as well as Member of the Finance Committee (since January 2018). Mr. de Brito’s main professional experience in the last 5 years includes the position as CEO at Ney O. Brito e Associados, which operates in the financial advisory and investment management segment (since December 1978). He holds an undergraduate degree in Mechanical Engineering completed in December 1967, a Master’s Degree in Production Engineering completed in June 1969, both from Universidade Federal do Rio de Janeiro, as well as a PhD in Finance from GSB Standford University, completed in March 1975. Declarations Judicial and administrative convictions (including criminal). Mr. Ney Roberto Ottoni de Brito declared, for all legal purposes, that, over the past five (5) years, he was not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission, or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified him from performing of any professional or commercial activity. 17 Position to hold Effective Member of the Board of Directors Election date April 13, 2018 Date of investiture By May 12, 2018 Term of Mandate Until the Annual Shareholders’ Meeting of 2019 Other positions held or duties exercised at Vale Coordinator of the Compliance and Risk Committee and Member of the Finance Committee Nominated/Elected by the controlling shareholder? Yes Independent member? No Number of consecutive terms N/A

Marital relationship, civil union or family relationship up to second degree. Mr. Ney Roberto Ottoni de Brito declared, for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree between him and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. Mr. Ney Roberto Ottoni de Brito declared, for all legal purposes, that there are no relations of subordination, provision of service or control, in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above. Declaration of Politically-Exposed Person Mr. Ney Roberto Ottoni de Brito declared, for all legal purposes, that he is not a politically-exposed person, under applicable regulations. Percentage of Attendance at Meetings during the Fiscal Year ended December 31, 2017 4.4 – Election of the members of the Fiscal Council Pursuant to Articles 30 and 31 of Vale’s Bylaws, the Fiscal Council is a permanently functioning body, formed by three (3) to five (5) members, who shall remain in their 18 Board of Directors Total Meetings held by the respective body during the last fiscal year since the investiture of the Director % of attendance of the member at meetings held during the last fiscal year after his or her investiture Ney Roberto Ottoni de Brito N/A N/A positions until the first Annual Shareholders’ Meeting after their election. The election of the members of the Fiscal Council shall comply with the provisions of the legislation in force and of Vale’s Bylaws. Information on the candidates nominated for election/reelection by the controlling shareholders, for the positions of principal and alternate members of the Fiscal Council, in accordance with the provisions of Article 10 of CVM Instruction 481/2009 (under items 12.5 to 12.10 of the Reference Form, as set forth in Exhibit A to CVM Instruction 552/2014, by virtue of the 02/2018), is shown below: guidelines set forth in Circular-Letter/CVM/SEP/no. Meeting is held (1) There is no nomination of an alternate member for this candidate. Nascimento 19 Alternates Name Vacant Sergio Mamede Rosa do Principal Members Name Marcelo Amaral Moraes (1) Marcus Vinícius Dias Severini(1) Eduardo Cesar Pasa Date of Birth July 10, 1967 October 2, 1957 September 2, 1970 Profession Bachelor of Economics Accountant Banker CPF/MF or Passport 929.390.077-72 632.856.067-20 541.035.920-87 Elected position to hold Effective Member of the Fiscal Council Effective Member of the Fiscal Council Effective Member of the Fiscal Council Election date April 13, 2018 April 13, 2018 April 13, 2018 Date of investiture By May 12, 2018 By May 12, 2018 By May 12, 2018 Term of Mandate Until the 2019 Annual Shareholders’ Meeting is held Until the 2019 Annual Shareholders’ Meeting is held Until the 2019 Annual Shareholders’ Other positions held or duties exercised at Vale Not Applicable Not Applicable Not Applicable Nominated/Elected by the controlling shareholder? Yes Yes Yes Independent member? N/A N/A N/A Number of consecutive terms 15 1 1

Council Meeting is held Main professional experience: Principal Members Marcelo Amaral Moraes Effective Member of Vale’s Fiscal Council (since April 2004), where he also held the position of Alternate Member of the Board of Directors (from May to August 2003). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors of CPFL Energia S.A., a publicly-held company in the electricity sector (since April 2017); (ii) Member of the Fiscal Council of Aceco TI S.A., a private company specializing in the design, implementation and maintenance of data centers (since March 2016); (iii) Member of the Board of Directors of Eternit S.A. (since April 2016), a publicly-held company specialized in various activities such as exploration of agricultural activities, purchase and sale of gold, industrialization of cement, concrete, and plaster products, among others; (iv) Executive Officer of Capital Dynamics Investimentos Ltda. (from January 2012 to April 2015), a private equity management company. He holds an undergraduate degree in Economics from Universidade Federal do Rio de Janeiro – UFRJ, completed in January 1991; an MBA in Business Administration from COPPEAD at UFRJ, completed in November 1993; and a graduate 20 Date of Birth N/A N/A April 29, 1954 Profession N/A N/A Administrator CPF/MF or Passport N/A N/A 650.042.058-68 Elected position to hold N/A N/A Alternate Member of the Fiscal Election date N/A N/A April 13, 2018 Date of investiture N/A N/A By May 12, 2018 Term of Mandate N/A N/A Until the 2019 Annual Shareholders’ Other positions held or duties exercised at Vale N/A N/A Not Applicable Nominated/Elected by the controlling shareholder? N/A N/A Yes Independent member? N/A N/A N/A Number of consecutive terms N/A N/A 2 degree in Corporate Law and Arbitration from Fundação Getúlio Vargas, completed in November 2003. Marcus Vinícius Dias Severini Effective Member of Vale’s Fiscal Council (since April 2017). His main professional experience in the last 5 years includes: Controller of Vale (from October 1994 to March 2015); (ii) Member of the Fiscal Council of BRF S.A. (since April 2015), a publicly-held company in the food sector and (iii) Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (since April 2015), a publicly-held company in the construction sector. He holds an undergraduate degree in Electrical Engineering from Universidade Federal Fluminense – UFF completed in December 1979, in Accounting Sciences from UniverCidade completed in December 2003 and a specialization in Economic Engineering from UniSUAW completed in December 1981. Eduardo Cesar Pasa Effective Member of Vale’s Fiscal Council (since April 2017), where he also held the position of Coordinating Member of Vale’s Controllership Committee (from April 2014 to August 2017). His main professional experience over the past five years includes: (i) Director of the Accounting Department of Banco do Brasil S.A. (since April 2015), a financial institution, (ii) Member of the Advisory Board of PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (since April 2010), a supplementary social security entity, which holds a stake in the Company through Litel Participações S.A.; (iii) Member of the Fiscal Council of Petrobrás S.A. (since April 2017), a publicly-held company in the oil sector, (iv) General Accounting Manager (from March 2009 to April 2015); (v) Principal Member of the Fiscal Council of Eletrobras - Centrais Elétricas Brasileiras S.A. (April 2015 to April 2017), a publicly-held company operating in the electric energy sector; (vi) Principal Member of the Fiscal Council of Cateno Gestão de Contas de Pagamento S.A. (from April 2016 to April 2017), a privately held company and service provider; (vii) Principal Member of the Fiscal Council of Cassi - Caixa de Assistência dos Funcionários de Banco do Brasil S.A. (from April 2010 to April 2014), a privately held company that operates in the health sector; (viii) Alternate Member of the Fiscal Council of Banco Votorantim S.A. (from April 2009 to April 2015), a financial institution; and (ix) Principal Member of the Fiscal Council of BBTS - BB Tecnologia e Serviços (from April 2008 to April 2015), a privately held company and service provider. He holds an undergraduate degree in Accounting Sciences from Centro Universitário de Brasília – UniCeub, completed in September 1995; a Lato-Sensu Graduate Degree in Accounting Sciences from the Economics Graduate School of Fundação Getulio Vargas – FGV, completed in July 1997; and a Master’s Degree in 21

Accounting Sciences from the Economics, Business and Accounting School of Universidade de São Paulo (USP) completed in April 2003. Alternate Sergio Mamede Rosa do Nascimento Alternate Member of Vale’s Fiscal Council (since Abril 2016). His main professional experience in the last 5 years includes: (i) Member of the Fiscal Council of Fibria Celulose S.A. (from April 2013 to April 2015), a publicly-held company in the pulp sector; (ii) Member of the Fiscal Council of Marisol S.A. (from April 2011 to July 2012), a publicly-held company in the apparel sector; and (iii) Managing Partner of Barra Livros e Cursos Editora Ltda. (since March 2011). He holds an undergraduate degree in Physics from Universidade de Franca, completed in 1976; a graduate degree in engineering economics from ICAT - UDF, completed in December 1983; and an MBA in finance from IBMEC – Instituto Brasileiro de Mercado de Capitais, completed in December 1991. Declarations Judicial and administrative convictions (including criminal). All the candidates above declared, individually and for all legal purposes, that, over the past five (5) years, they were not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission, or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified them from performing of any professional or commercial activity. Marital relationship, civil union or family relationship up to second degree. All the candidates declared, individually and for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree between them and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. 22

All the candidates declared, individually and for all legal purposes, that there are no relations of subordination, provision of service or control, in the past three (3) fiscal years, between them and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above. Declaration of Politically-Exposed Person All the candidates declared, individually and for all legal purposes, they are not politically exposed persons under the applicable regulations, except for Mr. Eduardo Pasa, who declared himself to be politically exposed, pursuant to CVM Instruction 301 of April 16, 1999, as amended, since he holds a position of the Director of the Accounting Department of Banco do Brasil. Percentage of Attendance ended December 31, 2017 at Meetings of the Fiscal Council during the Fiscal Year member at meetings held after 23 Fiscal Council Total Meetings held by the respective body during the last fiscal year since the investiture of the Director % of attendance of the investiture Marcelo Amaral Moraes 12 100% Marcus Vinícius Dias Severini 12 100% Eduardo Cesar Pasa 12 100% Sergio Mamede Rosa do Nascimento 12 0%

4.5 Setting the compensation of management and members of the Fiscal Council for the year 2018 Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 25 countries, with shareholders in all continents, and had 73,596 direct employees and 35,227 outsourced employees working in its operations as of December 31, 2017. Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and markets, in addition to an unlimited dedication. As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. Accordingly, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of the directors, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the company operates, its alignment with the short and long-term strategy, its return to shareholders and the sustainability of its business. Such proposal is prepared with the support of the People Committee, composed of four members of the Board of Directors and one independent member, who makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, in an aggregated manner, by the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the People Committee, to distribute it among its members and the Board of Executive Officers. One of the core pillars of designing the compensation proposal is the alignment with the Company's performance and return to its shareholders. Therefore, in addition to fixed compensation, our executive officers may also receive for bonuses and incentive 24 payments. Taking into account the design of the total compensation in 2018, computing fixed fees, short-term (target performance) and long-term incentives (concession1), for the entire Board of Executive Officers, the distribution of the total compensation is as follows: 27% of fixed fees, 28% of short-term variable compensation and 46% of long-term variable compensation based on shares. This long-term portion is composed by 20% related to the Matching Program2 and 26% related to the Phantom Stock Plan (PAV)3. It should also be highlighted that the short-term variable compensation is fully associated with the Company's cash generation and, as such, in alignment with the remuneration of the Company's shareholders. Combined with cash generation, the short-term variable compensation also takes into account economic and financial targets that reflect the operating performance, as well as health and safety targets, sustainability and accomplishment of strategic initiatives. Additionally, long-term programs are directly linked to the performance of the stock and, therefore, tied to the return to shareholders. In particular, the payment related to the PAV is a direct function of Vale's Total Shareholder Return Indicator (TSR), compared to a preselected group of companies. In brief, we can say that 73% of the compensation of the Board of Executive Officers is directly associated with the return to shareholders. In 2017 Vale completed important steps to renovate the company governance as, for example, the election of independent members to the Board of Directors and the implementation of mechanisms to protect minority shareholders on the company Bylaws, concluding with the earlier than expected listing on the B3’s Novo Mercado. As part of the strategy to move forward with improvement of its governance, Vale follows with the agenda on multiples fronts such as the development and adjustment of the company policies, the review of control and compliance functions and the progress in relation to the disclosure of information relevant to the shareholders. Vale has shown significant evolution in transparency of management compensation disclosed on the 2018 Reference Form, Item 13, with detailed presentation of the structure of the Executive Board goals panel, the peer group used as benchmark to measure the value generated by Vale and the metrics used on the short and long term variable compensations. With the new set of information, shareholders are equipped 1 Upon the decision of the Board, the company grants long-term programs that entitle the participants to future payments, subject to the achievement of performance, as described in Exhibit V of this Manual. 2 The details of the Matching Program are described in Exhibit V of this Manual 3 The details of the PAV are described in Exhibit V of this Manual 25 with the content to evaluate the alignment of the management incentives and the performance and sustainability of the company on the long-term, and to assess the robust process in place to set and measure the goals and the indicators that mirror the value creation to the shareholders. The company will be participating in a work group with other companies and B3 to establish new requirements for a compensation policy for companies listed in the Novo Mercado – a special listing segment of the B3 stock exchange with higher governance standards - to be formed by B3 in 2018. Once these requirements are defined, the company will formulate its policy. It should be highlighted that, as part of the process of evolution related to governance, transparency and adherence to the changes to Novo Mercado requirements (including requirements related to management compensation), the Board of Directors determined that the Risk and Compliance Committee continues with the work plan and deepens the analysis of the impact on stakeholders of the full adoption by the Company of the Novo Mercado requirements, including the external support, and to present a plan based on the outcome of this analysis to the Board of Directors. To vote on this subject, the shareholders are provided with the following documents: i. the proposal on the compensation of management and members of the Fiscal Council, which is described under item 13.16 of Exhibit V of this Manual. ii. information included under Item 13 of the Reference Form, as set forth in subsection II of Article 12 of CVM Instruction 481/2009, which are included in Exhibit V of this Manual. iii. Extract of the Minutes of the Meeting of the Board of Directors dated 02.27.2018 and its exhibits. 4.6. 2017 Ratification of the compensation paid to management in the year To vote on this subject, the shareholders are provided with the data on the ratification of the compensation paid to management in the year 2017 described in item 13.16 of Exhibit V of this Manual. 26

4.7. Amendment to Vale’s Bylaws The amendment to Vale’s Bylaws is necessary to reflect some improvements in corporate governance and to adapt them to the new rules of the Novo Mercado, the special listing segment of B3, effective as of January 2, 2018. To vote on this matter, the following documents are made available to the shareholders: a report, in the form of a table, detailing the origin and justification of the proposed amendments, including their possible legal and economic effects, as well as the draft of Vale’s Bylaws, highlighting the proposed text for each provision of the bylaws to be amended, as set forth in Art. 11 of CVM Instruction 481/2009. 27

V. ADDITIONAL INFORMATION Any questions or clarifications on the matters listed in the Agenda of the Meetings can be resolved or obtained, as the case may be, through contact Relations Office, including through email at vale.ri@vale.com. with the Investor 28

VI. PROXY VOTE TEMPLATE 29 [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_ _] e inscrito no CPF/MF sob o nº [_ _], residente e domiciliado [ENDEREÇO], na Cidade [ ], Estado [ ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas, cumulativamente, em primeira convocação no dia 13 de abril de 2018, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessas Assembleias, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo: Ordem do dia: Assembleia Geral Ordinária 1) Apreciação do relatório da administração e exame, discussão e votação das demonstrações financeiras, referentes ao exercício social encerrado em 31 de dezembro de 2017: ( ) a favor ( ) contra ( ) abstenção 2) Proposta para a destinação do resultado do exercício de 2017, e a consequente [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[_ _] and holder of CPF/MF # [_ _], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_ ], State of [_ ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at the Annual and Extraordinary Shareholders’ Meetings to be held cumulatively on first call on April 13, 2018, at 10 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such Shareholders’ Meetings, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below: Agenda: Annual Shareholders’ Meeting 1) Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2017: ( ) Pro ( ) Against ( ) Abstain 2) Proposal for the allocation of profits for the year 2017, and the consequent approval of Vale’s Capital Budget, for

aprovação do Orçamento de Capital da Vale, para fins do Art. 196 da Lei nº 6.404/1976: ( ) a favor ( ) contra ( ) abstenção 3) Ratificação da nomeação de membro titular do Conselho de Administração: ( ) a favor ( ) contra ( ) abstenção 4) Eleição dos membros do Conselho Fiscal: ( ) a favor ( ) contra ( ) abstenção Caso um dos candidatos que compõem a chapa deixe de integrá-la para acomodar a eleição em separado de que trata os arts. 161, § 4º, e 240 da Lei nº 6.404, de 1976, os votos correspondentes às suas ações podem continuar sendo conferidos à chapa escolhida ( ) a favor ( ) contra ( ) abstenção 5) Fixação da remuneração dos administradores e dos membros do Conselho Fiscal para o ano de 2018: ( ) a favor ( ) contra ( ) abstenção 6) Ratificação da remuneração anual paga aos administradores no exercício de 2017: ( ) a favor ( ) contra ( ) abstenção Assembleia Geral Extraordinária 7) Alteração do Estatuto Social da Vale e sua consequente consolidação: ( ) a favor ( ) contra ( ) abstenção	the purposes of Article 196 of Law 6,404/1976: ( ) Pro ( ) Against ( ) Abstain 3) Ratify of nomination of effective member of the Board of Directors: ( ) Pro ( ) Against ( ) Abstain 4) Election of the members of the Fiscal Council: ( ) Pro ( ) Against ( ) Abstain If one of the candidates that compose the group fails to integrate it to accommodate the separate election dealt with by arts. 161, paragraph 4, and 240 of Law No. 6,404 of 1976, the votes corresponding to its shares may continue to be assigned to the chosen group? ( ) Pro ( ) Against ( ) Abstain 5) Setting the compensation of management and members of the Fiscal Council for the year 2018: ( ) Pro ( ) Against ( ) Abstain 6) Ratify of the annual compensation paid to management and members of the Fiscal Council in the fiscal year 2017: ( ) Pro ( ) Against ( ) Abstain Extraordinary Shareholders' Meeting 7) Amendment to Vale's Bylaws and its consequent restatement:

30

31 Este instrumento é válido por [_ _], a partir da data de sua assinatura. [Local], [Data]. [Acionista] ( ) Pro ( ) Against ( ) Abstain This power of attorney shall remain in effect from [_ _] until [ ]. [Place], [Date]. [Shareholder]

Exhibit I – Absentee Ballot for Annual Shareholder’s Meeting 32 1.Name or business name of the shareholder (without abbreviations) 2.CNPJorCPFofthe shareholder 2.1. Email address for the Company to send the shareholder confirmation of receipt of the ballot 3.Guidelines for completion Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Annual and Extraordinary Shareholders’ Meetings (“Meetings”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed: (i) the shareholder must note above his or her name (or business name), as well as CPF or CNPJ, as applicable, as well as an email address for any contact; (ii) all the fields must be duly completed; (iii) all the pages must be initialed; and (iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under law in force. The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil. Please note that April 6, 2018 is the last day for RECEIPT of the Ballot through one of the three forms listed in item 4 below, and not the last day for it to be sent. If it is received after April 6, 2018, the votes will not be counted. Shareholders opting to exercise their right to vote through the Ballot must observe the other rules and formalities described in the Manual for Participation in the Annual and Extraordinary Shareholders’ Meetings and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

33 4.Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meetings, i.e., by April 6, 2018 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives: 1) Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository. 2) Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian. 3) Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meetings. The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copy of the other documents sent before via email by the shareholder, by April 6, 2018. For more clarifications, access the Manual for participation in the Meetings, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3 (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

34 Resolutions Simple Resolution 7.Evaluation of the management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2017: [ ] Approve [ ] Reject [ ] Abstain Simple Resolution 8.Proposal for the allocation of profits for the year 2017, and the consequent approval of Vale’s Capital Budget, for the purposes of Article 196 of Law 6,404/1976; Management’s P roposal: R$881,360,044.45 for the account “Legal Reserve” 5.Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company Att: Department of Investors Relations Praia de Botafogo, 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP 22250-145, attention to the Investor Relations Office. e-mail: vale.ri@vale.com 6.Recommendation of the institution hired by the Company to render securities depository services, with name, physical address and e-mail address and telephone number for contact Banco Bradesco S.A. (Bradesco) Telephone number for contact: 0800 701 1616 e-mail: 4010.acecustodia@bradesco.com.br As informed in the Manual of the Meetings, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meetings.

35 R$692,831,841.06 for the account “Tax Incentives Reserve” R$8,026,504,501.75 for the account “Investment Reserve”, based on Article 37, II of the ByLaws; R$3,305,031,263.84 for the account “Investment Reserve” based on Article 196 of Law 6,404 and on the Capital Budget; Ratify the payment of the gross value of R$2,182,466,504.13 (R$0,419912462 per outstanding common share or special class preferred share) as a prepayment of the allocation of profits from the 2017 fiscal year to be distributed on March 15, 2018; and Ratify the payment of the gross value of R$2,539,006,733.78 (R$0.488511766 per outstanding common share and, under the provisions of Article 5º, §5, of the Bylaws, R$0.620920871 per special class preferred share) to be distributed on March 15, 2018 - Capital Budget [ ] Approve [ ] Reject [ ] Abstain Simple Resolution 9.Ratify the nomination of Mr. Ney Roberto Ottoni de Brito as principal member of the Board of Directors: [ ] Approve [ ] Reject [ ] Abstain Election of the Fiscal Council by single group of candidates 10.Election of the members of the Fiscal Council and respective alternates nominated by the controlling shareholders: [ ] Approve [ ] Reject [ ] Abstain If one of the candidates that compose the group fails to integrate it to accommodate the separate election dealt with by arts. 161, paragraph 4, and 240 of Law No. 6,404 of 1976, the votes corresponding to its shares may continue to be assigned to the chosen group? [ ] Approve [ ] Reject [ ] Abstain Simple Resolution Principal Alternate Marcelo Amaral Moraes Vacant Marcus Vinícius Dias Severini Vacant Eduardo Cesar Pasa Sergio Mamede Rosa do Nascimento

[City], [date] Name and signature of Shareholder 36 11.Setting the compensation of management and members of the Fiscal Council for the year 2018: Management’s P roposal: Set the annual overall compensation of management, members of the Advisory Committees and members of Vale’s Fiscal Council for the fiscal year of 2018, in the amount of up to R$184,571,987.07, to be individualized by Vale’s Board of Directors. Set the monthly compensation of each acting member of the Fiscal Council, from May 1, 2018, until the Annual Shareholders’ Meeting to be held in 2019, corresponding to 10% (ten percent) of the compensation that, on average, is attributed monthly to each Executive Officer, not counting benefits, representation funds and profit sharing. In addition to the compensation set forth above, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be reimbursed in the cases in which they exercise their title due to vacancy, impediment or absence of the respective principal member. [ ] Approve [ ] Reject [ ] Abstain Simple Resolution 12.Ratify the annual compensation paid to management and members of the Fiscal Council in the year 2017: Management’s P roposal: Ratify the annual overall compensation of Vale’s management and members of Vale’s Fiscal Council for the fiscal year of 2017, in the amount of R$170,848,512.08. [ ] Approve [ ] Reject [ ] Abstain

Exhibit II – Absentee Ballot for Extraordinary Shareholder’s Meeting 37 1. Name or business name of the shareholder (without abbreviations) 2.CNPJorCPFofthe shareholder 2.1. Email address for the Company to send the shareholder confirmation of receipt of the ballot 3.Guidelines for completion Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Annual and Extraordinary Shareholders’ Meetings (“Meetings”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed: (i) the shareholder must note above his or her name (or business name), as well as CPF or CNPJ, as applicable, as well as an email address for any contact; (ii) all the fields must be duly completed; (iii) all the pages must be initialed; and (iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under law in force. The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil. Please note that April 6, 2018 is the last day for RECEIPT of the Ballot through one of the three forms listed in item 4 below, and not the last day for it to be sent. If it is received after April 6, 2018, the votes will not be counted. Shareholders opting to exercise their right to vote through the Ballot must observe the other rules and formalities described in the Manual for Participation in the Annual and Extraordinary Shareholders’ Meetings and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

38 4.Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meetings, i.e., by April 6, 2018 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives: 1) Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository. 2) Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian. 3) Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meetings. The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copy of the other documents sent before via email by the shareholder, by April 6, 2018. For more clarifications, access the Manual for participation in the Meetings, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3 (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

[City], [date] Name and signature of Shareholder 39 Resolutions Simple Resolution 7.Amendment to Vale’s By-Laws and its restatement: [ ] Approve [ ] Reject [ ] Abstain 5.Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company Att: Department of Investors Relations Praia de Botafogo, 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP 22250-145, attention to the Investor Relations Office. e-mail: vale.ri@vale.com 6.Recommendation of the institution hired by the Company to render securities depository services, with name, physical address and e-mail address and telephone number for contact Banco Bradesco S.A. (Bradesco) Telephone number for contact: 0800 701 1616 e-mail: 4010.acecustodia@bradesco.com.br As informed in the Manual of the Meetings, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meetings.

Exhibit III

10. Comments of the directors 10.1. General Financial and Equity Conditions The financial information included in this Reference Form, except when expressly stated, refers to our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRS") issued by International Accounting Standards Board ("IASB") for the fiscal years ended December 31, 2015, 2016 and 2017. Information in this item 10 in the Reference Form should be read and analyzed jointly with our consolidated financial statements, available at our website (www.vale.com.br) and the website of Brazilian Securities and Exchange Commission (www.cvm.gov.br). a. General Financial and Equity Conditions On December 31, 2017, Vale net operational sales revenue was R$ 108.532 billion and the operational margin (prior to the impairment and other gains or losses on non-current assets) was 33.0%. Operating profit was R$ 34.8 billion, 45.0% above compared to the same period in 2016, due to an increase of product prices, mainly impacted by the Platts IODEX 62% reference iron ore price index, which was on average 22% higher in 2017. Net operating expenses (including sales and administrative, research and development, pre-operating and stoppage expenses and other net operating revenues (expenses)) remained in line, from R$ 5.360 billion in 2016 to R$ 5.438 billion in 2017. Additionally, there was a reduction in the caption "impairment and other gains or losses on non-current assets" to R$ 1.025 billion, compared to R$ 4.168 billion in 2016. Cash generation from continuing operations, as measured by Adjusted EBITDA¹, was R$ 48.9 billion in 2017, an increase of R$ 8.0 billion over the year 2016. On December 31, 2016, Vale net operational sales revenue was R$ 94.633 billion and the operational margin (prior to the impairment and other gains or losses on non-current assets) of 29.7%. The operating profit was R$ 24.0 billion, mainly due to the increase in prices of its products. This year, the Company has sought after several opportunities to reduce costs. Vale has presented a 24.0% reduction in net operational expenses (including sales and administrative, research and development, pre-operational and stoppage expenses and other net operational revenues (expenses)), corresponding to R$ 1.690 billion compared to the same period in 2015. In addition, Vale has recorded a reduction in the caption "impairment and other gains or losses on non-current assets" to R$ 4.168 billion, compared to R$ 33.893 billion in 2015. Cash generation from continuing operations, as measured in Adjusted EBITDA1, was R$ 40.9 billion in 2016. On December 31, 2015, Vale net operational sales revenue was R$ 78.1 billion and the operational margin (prior to the impairment and other gains or losses on non-current assets) was 10.5%. The operational loss was R$ 25.7 billion in 2015. Cash generation from continuing operations, as measured by Adjusted EBITDA1, was R$ 21.7 billion in 2015. Sales of ferrous minerals – fines of iron ore, pellets, manganese ore, ferroalloys and other ferrous products and services – accounted for 74.0% of the Company's total net operating revenue in 2017, compared to 73.9 % in the same period of 2016. In 2015, the total net revenue of ferrous minerals was 71.0%. 1 Adjusted EBITDA is the operational profit or loss added with dividends received and interest from affiliates and joint ventures, and excluding depreciation, depletion, and amortization, impairment and other gains or losses on non-current assets.

Base metals participation in the total net revenue was 20.2% in 2017 compared to 22.5% in 2016. In 2015, the base metals participation in the total net revenue was 26.3%.

In 2017, 2016, and 2015, the participation of coal in the total net revenue was 4.6%, 3.0%, and 2.2%, respectively.

Other segments accounted for 1.2% of total operating net revenue in 2017, compared to 0.6% in 2016. In the year of 2015, the contribution of other segments in the total net operating revenue was 0.5%.

	Fiscal Year Ended in December 31,		
Business segments	**2015**	**2016**	**2017**
Ferrous Minerals	71.0%	73.9%	74.0%
Base Metals	26.3%	22.5%	20.2%
Coal	2.2%	3.0%	4.6%
Others	0.5%	0.6%	1.2%
Total	**100.0%**	**100.0%**	**100.0%**

On December 31, 2017, the gross debt of the Company (understood as the sum of loans and financing of our current liabilities and non-current liabilities) totaled R$ 74.392 billion, compared to R$ 95.564 billion on December 31, 2016, representing a 22.15% reduction, as a result of the solid operational performance and the conclusion of our divestment program.

On December 31, 2016, the gross debt of the Company totaled R$ 95.564 billion, compared to R$ 112.666 billion on December 31, 2015, representing a reduction of 15.2%, mainly due to the appreciation of the real compared to the U.S. dollar. Despite the reduction in gross debt in reais for that period, the gross debt in U.S. dollars had an increase of 1.6%, from US$ 28.853 billion on December 31, 2015 to US$ 29.322 billion on December 31, 2016.

On December 31, 2017 the Company had controlling shareholders' equity of R$ 143.758 billion, compared to R$ 127.241 billion on December 31, 2016. Shareholders' equity increased by 12.9%, mainly as a result of the Company's net income of R$ 17.6 billion, and consequently of the capitalization of profit reserves. On December 31, 2016, shareholders' equity was R$ 127.241 billion, or 3.0% lower than shareholders' equity on December 31, 2015, primarily as a result of the distribution of interest on equity.

In 2017, 2016 and 2015, Vale decided to pay dividends and interest on shareholders' equity in the amount of R$ 4.721 billion, R$ 5.524 billion and R$ 5.026 billion, respectively.

b. Capital Structure

The table below presents the funding standard adopted for Company activities, considering equity and third-party capital:

In R$ billion	Fiscal year ended on December 31,		
	2015	2016	2017
Third-Party Capital (liabilities and noncurrent liabilities)	206,128	188,994	179,991
Equity (shareholders' equity)	139,419	133,702	148,106
Total Capital (third party + equity)	345,547	322,696	328,097

c. Payment Capability in Relation to the Financial Commitments Assumed

	On December 31,		
In R$ billion	**2015**	**2016**	**2017**
Gross debt	112.666	95.564	74.392
Net debt	98.535	81.614	60.013
Adjusted EBITDA	21.741	40.906	48.992
Gross debt / adjusted EBITDA	**4.1**	**2.4**	**1.5**
Adjusted EBITDA / gross interest expense	**4.3**	**6.9**	**9.0**

The gross debt / adjusted EBITDA ratio was 1.5 on December 31, 2017, compared to 2.4 on December 31, 2016 and 4.1 on December 31, 2015. The decrease in the index recorded on December 31, 2017 compared to 2016 was due to the reduction of gross debt and the increase of Adjusted EBITDA in 2017. The decrease in the index recorded on December 31, 2016 was due to the reduction of gross debt and the increase of Adjusted EBITDA in 2016.

The interest coverage ratio, as measured by the adjusted EBITDA/ gross interest expense, was 9.0 on December 31, 2017, 6.9 on December 31, 2016 and 4.3 on December 31, 2015. The increase in the interest coverage index as of December 31, 2017, compared to 2016, was due to the increase in the price of commodities.

d. Sources of Funding for Working Capital and Investments in Non-Current Assets Used

The sources of funds utilized by the Company in the last three fiscal years were generation of operating cash, loans and financing, issuance of debt bonds and sale of investments.

Operating activities from continuing operations generated cash flows of R$ 39.9 billion in 2017, compared to R$ 21.1 billion in 2016 and R$ 13.7 billion in 2015. In fiscal year 2017, operating cash flow changed in relation to the previous fiscal year mainly due to (i) stronger operating performance due to the increase in the price of iron ore in 2017; (ii) an improvement in working capital, mainly as a result of the significant reduction in accounts receivable and (iii) lower settlement losses of derivative financial instruments compared to the same period in 2016. In the fiscal year of 2016, the operating cash flow generated was higher in relation to the previous fiscal year mainly due to the increase in commodities prices, especially iron ore.

Among other more relevant operations in the three-year period, the following are highlighted: On September 2017, the Company settled US$ 1.0 billion (R$ 3.168 billion) in securities issued by our wholly-owned subsidiary Vale Overseas Ltd. with maturity in 2019 together with the repurchase of US$ 501 million (R$ 1.587 billion) of the bond issued by our wholly-owned subsidiary Vale Overseas Ltd. due in 2020. Settlement of EUR$ 750 million (R$ 2.507 billion) in securities issued by Vale S.A. with maturity in 2018. Prepayment of US$ 2.930 billion (R$ 9.445 billion) in export prepayment operations and US$ 1.747 billion (R$ 5.710 billion) in export credit notes with commercial banks. In 2017 we borrowed US$ 350 million (R$ 1.157 billion) in pre-export financing agreements with commercial banks. As of December 31, 2017, the outstanding balance of these operations was US$ 353 million (R$ 1.169 billion).  On December 2016, our wholly-owned subsidiary, Vale Canada, received a € 200 million (R$ 688 million) loan from the French State, maturing on a repayment schedule beginning in late 2021 and ending on November 2026, guaranteed by Vale S.A. On December 31, 2017, the outstanding balance of this transaction was R$ 794 million. On August 2016, our wholly-owned subsidiary Vale Overseas Ltd. issued US$ 1.0 billion (R$ 3.259 billion) in securities maturing in 2026, guaranteed by Vale S.A. On February 2017, the same bond was reopened in the amount of US$ 1.0 billion (R$ 3.308 billion). On December 31, 2017, the outstanding balance of this operation was R$ 6.777 billion. On June 2016, our wholly-owned subsidiary Vale Overseas Ltd. issued US$ 1.25 billion (R$ 4.07 billion) in securities maturing in 2021, guaranteed by Vale S.A. On December 31, 2017, the outstanding balance of this operation was R$ 4.148 billion.  On November 2015, Vale issued US$ 354 million (R$ 1.154 billion) in credit notes to export with maturity in 2022 with Banco do Brasil. On December 31, 2017, the outstanding balance of this operation was US$ 188 million (R$ 622 million). On August 2015, Vale issued infrastructure debentures to be placed by means of a public offer, in the total amount of R$ 1.350 billion. Infrastructure debentures were monetarily restated and paid annual interest, priced at IPCA + 6.6232% pa and IPCA + 6.6252% pa, depending on the series to which they belong. On December 31, 2017, the outstanding balance of this operation was R$ 1.560 billion. On May 2015, Vale signed a new revolving credit facility in the amount of US$ 3.0 billion (equivalent to R$ 9.8 billion), for five years. This revolving credit facility replaces the revolving credit facility of the same amount signed in 2011, being signed from a syndicate comprised by 24 global banks. On December 31, 2017, the outstanding balance of this operation was R$ 9.8 billion. From March to July 2015, Vale has signed and disbursed exporting pre-payments with due dates in five or six years, linked to future sales, summing US$ 1.20 billion (equivalent to R$ 3.9 billion). On December 31, 2017, the outstanding balance of these operations was R$ 2.0 billion. e. Potential Sources of Funding Used for Working Capital and for Investments in Non-current Assets for Coverage of Liquidity Deficiency In the regular course of business, the principal need for funds of Vale refers to capital expenditures, payments of dividends and debt service. The sources of funds used by the Company in the last three fiscal years were generation of operating cash, loans and financing, issue of debt bonds and sale of investments.

VALE

Vale has revolving credit lines contracted with syndicates of international banks that may be used at the Company's option.

During the fiscal year ended December 31, 2016, the Company raised US$ 3 billion of its revolving credit lines, the balance of which was fully amortized in June and November 2016.

In June 2017, the Company signed a new revolving credit facility in the amount of R$ 6.616 billion (US$ 2.000 billion), with a term of five years, to replace the R$ 6.616 billion (US$ 2 billion) signed in 2013, which was canceled. As of December 31, 2017, the total amount available in revolving credit lines was R$ 16.540 billion (US$ 5.000 billion), which may be used by Vale, Vale Canada Ltd. and Vale International S.A. with maturities between 2020 and 2022.

f. Levels of indebtedness and characteristics of such debts

On December 31, 2017, total debt was R$ 74.392 billion, with a portion of R$ 910 million guaranteed by Vale's assets, with an average maturity of 8.92 years and an average cost of 5.0% per year in U.S. dollars.

Debt structure	On December 31,		
in R$ billion	2015	2016	2017
Gross debt	112.667	95.564	74.392
Tranche guaranteed by assets of Vale	1.7%	1.6%	1.2%
Average term of amortization (in years)	8.13	7.91	8.92
Average cost (in U.S. dollars)	4.5%	4.6%	5.0%

On July 2005, Vale received its first investment grade. Currently, Vale is an investment grade by some of the leading credit risk rating agencies and as of the date of this Reference Form, has the following credit risk ratings: BBB- (Standard & Poor's), Ba1 (Moody's), BBBL (Dominion Bond Ratings) and BBB + (Fitch).

g. Relevant loan and financing contracts

The most important categories of the total debt of the Company are presented below. The values presented exclude the accumulated costs.

- Loans and financing contracted in U.S. dollars (R$ 13.6 billion, R$ 23.7 billion and R$ 27.5 billion on December 31, 2017, 2016, and 2015, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations.

- Fixed income instruments issued in U.S. dollars (R$ 41.6 billion, R$ 42.6 billion, and R$ 50.5 billion on December 31, 2017, 2016 and 2015, respectively). Vale has issued several debt securities in the capital market, including through its wholly-owned subsidiary, Vale Overseas, in the total amount of US$ 12.2 billion (equivalent to R$ 40.3 billion) until December 31, 2017. The subsidiary Vale Canada issued debt securities in the amount of US$ 400 million (equivalent to R$ 1.3 billion).

- Fixed income securities issued in euros (R$ 3.0 billion, R$ 5.2 billion and R$ 6.4 billion on December 31, 2017, 2016 and 2015, respectively). Vale issued debt securities in the capital market in the total amount of € 750 million (equivalent to R$ 3.0 billion).

- Other debts (R$ 14.4 billion, R$ 22.0 billion, and R$ 21.2 billion on December 31, 2017, 2016, and 2015, respectively). The Company has several loans acquired in Brazil, mainly with the BNDES and some private Brazilian banks, as well as loans and financing in other currencies.

For information on most relevant financing operations in last three fiscal years, see item 10.1(d) above.

i. Other long-term relationships with financial institutions Vale and its affiliated and controled companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices. ii. Degree of subordination among debts There is no degree of contractual subordination among the Company’s unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law. In addition, the Company's total loans and financing on December 31, 2017 was R$ 74.392 billion. Of this total, 98.8% (R$ 73.482 billion) corresponded to the obligation of unsecured nature and 1.2% (R$ 910 million) corresponded to bonds with real guarantees, such as asset mortgages. In the last two years, the total loans and financing of the Company reached R$ 95.564 billion in 2016 and R$ 112.666 billion in 2015, of which 99.0% and 97.8% corresponded to the obligation of unsecured nature and 1.0% and 2.0% corresponded to bonds with real guarantees, respectively in 2015 and 2016. iii. Any restrictions imposed on the issuer, especially in relation to limits of indebtedness and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the transfer of corporate control, as well as if the issuer has been compliant with these restrictions Some long-term financial instruments contain obligations related compliance with financial indicators. The indicators are: (i) leverage, thus understood as the ratio obtained by the ratio of gross debt over Adjusted EBITDA ("Leverage"); and (ii) the index of interest rate measured by the ratio of Adjusted EBITDA over payment of interest ("Interest Coverage"). For more information on Adjusted EBITDA, including its calculation, see item 3.2 of this Reference Form. On December 31, 2017, R$ 13.6 billion of the Company's consolidated gross debt were linked to the Leverage and Interest Coverage indicators. Vale was in compliance with the levels required for such indicators on December 31, 2017, which on such date were: (i) Leverage: 1.5x, considering that the maximum limit to be observed by the Company was 4.5x; (ii) Interest Coverage: 9.0x, considering that the minimum limit to be observed by the Company was 2.0x. It should be noted that, as a precautionary measure, prior to the end of the fiscal year of 2015, Vale entered into agreements during the last quarter of that year to increase the maximum limit of the Leverage indicator to 5.5x by the end of 2016. This type of measure ensured greater flexibility during the period when Vale closed its investment cycle. In addition, no clause is directly limiting the ability to distribute dividends or interest on equity. On December 31, 2016, the Company remained in compliance with the levels required for the Leverage and Interest Coverage indicators, which, on that date, were as follows:

(a) Leverage: 2.4x and (b) Interest coverage: 6.9x. g. Limits of financing contracted and percentage of use The following is a description of limits set forth by the relevant infrastructure debentures and financing contracts in the last three fiscal years: 05/19/2014 BNDES Funding of S11D and CLN S11D projects Financing for CLN150 Project R$ 6.2 billion 83% The credit is provided in tranches, according to the projects’ schedule The credit is provided in tranches, according to the project’s schedule 09/24/2012 BNDES R$ 3.88 billion 99% 04/01/2008 BNDES Investments made in Brazil R$ 7.3 billion 96% The credit is provided in tranches according to the project’s schedule. DateCounterpartyAllocationValuePercentageDisbursement of funds Used

h. Significant alterations in each item of the financial statements

Year ended December 31, 2016 compared to the year ended December 31, 2017

Analysis of Operating Results 2017 x 2016

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2017 and 2016:

(In R$ billion)	Fiscal year ended on December 31,				
Income statement	2016	AV (%)[1]	2017	AV (%)[1]	Variation (%) (2016 x 2017)
Net sales revenue	94.633	100%	108.532	100%	14.7%
Cost of goods sold and services rendered	(61.143)	(64.6%)	(67.257)	(62.0%)	10.0%
Administrative and sales expenses	(1.755)	(1.9%)	(1.697)	(1.6%)	(3.3%)
Research and development	(1.098)	(1.2%)	(1.086)	(1.0%)	(1.1%)
Pre-operating and operation stoppages	(1.570)	(1.7%)	(1.317)	(1.2%)	(16.1%)
Other net operating expenses	(0.937)	(1.0%)	(1.338)	(1.2%)	42.8%
Impairment and other gains or losses on non-current assets	(4.168)	(4.4%)	(1.025)	(0.9%)	(75.4%)
Operating income	**23.962**	**25.3%**	**34.812**	**32.1%**	**45.3%**
Results of Investments in affiliates and joint ventures	1.111	1.2%	0.302	0.3%	(72.8%)
Impairment and other results from investment in affiliates and joint ventures	(4.353)	(4.6%)	(0.579)	(0.5%)	(86.7%)
Net financial income	6.302	6.7%	(9.650)	(8.9%)	(253.1%)
Earnings before taxes on profit	**27.022**	**28.6%**	**24.885**	**22.9%**	**(7.9%)**
Taxation on profit	(9.567)	(10.1%)	(4.607)	(4.2%)	(51.8%)
Losses from discontinued operations	(4.159)	(4.4%)	(2.608)	(2.4%)	(37.3%)
Net income (loss) attributable to non-controlling shareholders	(0.015)	0.0%	0.043	0.0%	(386.7%)
Net income (loss) for the year	**13.311**	**14.1%**	**17.627**	**16.2%**	**32.4%**

[1] Relating to net sales revenue.

Net sales revenue

Net sales revenue was R$ 108.532 billion in 2017, representing an increase of 14.7% compared to R$ 94.633 billion in 2016, mainly due to higher realized iron ore prices, as the Platts Iron Ore IODEX reference price index of 62% was 22% higher than in 2017, and other commodities combined with the higher volumes sold of pellets and metallurgical coal. Furthermore, since most of the Company's revenue is denominated in U.S. Dollars, there was a negative impact of the exchange rate on the revenue denominated in Reais, since in 2017 Brazil's currency appreciated 8.35% against the U.S. Dollar, from an average exchange rate of R$ 3.48/US$ 1.00 in 2016 to R$ 3.19/US$ 1.00 in 2017.

Ferrous minerals

<u>Iron ore</u>

Revenues from iron ore sales increased 9.3%, from R$ 54.187 billion in 2016 to R$ 59.206 billion in 2017, mainly due to higher market prices. The average Platts Iron Ore IODEX reference price index of 62% was 22% higher in 2017 compared to the same period in 2016.

<u>Pellets</u>

Revenues from pellet sales increased 36.7% going from R$ 13.198 billion in 2016 to R$ 18.043 billion in 2017, due to better prices throughout 2017, higher premiums and higher sales volume.

<u>Ferroalloys and manganese</u>

The revenue from the sale of manganese ore and ferroalloys increased by 45.6%, from R$ 1.031 billion in 2016 to R$ 1.501 billion in 2017, due to higher realized prices. On average, the price of manganese ore in 2017 was 43% greater than the period of 2016, while the price of ferroalloys was 79% higher than the average sales price in 2016. Coal Revenues from coal sales increased by 73.6%, from R$ 2.882 billion in 2016 to R$ 5.003 billion in 2017, given the increase in prices of thermal and metallurgical coal, as well as higher volumes of metallurgical coal sold in the international market. Base Metals Nickel and other products Revenue from these products increased from R$ 15.504 billion in 2016 to R$ 14.914 billion in 2017, remaining in alignment. The price increase in the international market during 2017 was offset by the reduction in volumes sold compared to the same period in 2016. Copper The revenue from the sale of copper increased by 22.2%, from R$ 5.770 billion in 2016 to R$ 7.052 billion in 2017, mainly due to the increase in the market price. The average reference price quoted on the LME was 27% higher in 2017 when compared to the same period in 2016. Other segments The revenue from the sale of other products and services increased from R$ 548 million in 2016 to R$ 1.272 billion in 2017, due to the increase in revenues from the sale of electric power to third parties and the greater volume of sales of steel slabs at a higher price compared to the year of 2016. Costs of Goods Sold and Services Rendered The cost of goods and services sold (excluding depreciation) was R$ 56.131 billion in 2017, representing an increase of R$ 6.334 billion (12.7%) when compared to R$ 49.797 billion in 2016, mainly due to the pro-cyclical effect of the commodity prices on the costs, the inflationary pressure of the industry and the increase in cost of Base Metals2. Such increases were partially offset by the exchange rate variations in the costs denominated in U.S. dollars, such as, for example, seaborne freight costs for iron ore and costs of base metals operations outside Brazil. In 2017, the stronger commodity cycle compared to 2016 influenced costs and expenses, given the strong correlation between some cost factors and the higher prices of iron ore. However, such cycle generates a positive net impact on the Adjusted EBITDA, as the effects of higher product prices and commercial initiatives to maximize the realized price are much higher than the effect on the costs. In addition to it, electricity and bunker prices, which are a component of the freight cost, tend to increase in a higher commodity price environment. However, they are also influenced by other macroeconomic variables, resulting in a less than perfect correlation. In the segment of ferrous minerals, the increase in costs is, therefore, mainly due to higher costs linked to the price of commodities, such as royalties, product acquisitions and provision for the payment of employee profit sharing. Moreover, inflationary pressures in the industry, already mentioned above, led to increases in freight, bunker and electricity. 2 Excluding the positive effects of the change in the exchange rate and lower volumes.

In Base Metals, the increase was mainly due to operational problems in Thompson in 1Q17 and the non-recurring effect of the transition to a single furnace in Sudbury, marking 2017 as a year of transition to a simpler and more efficient flowsheet in the operations of nickel in the North Atlantic, which will generate more robust results from 2018 onwards.

On the other hand, the costs related to the coal segment were mainly impacted by the increase in the transportation tariffs for coal.

Costs related to each business segment are detailed below:

Cost of goods sold and services rendered per segment **in R$ billion**	**2016**	**2017**
Ferrous Minerals	31.475	36.497
Base Metals	14.343	14.111
Coal	3.090	4.326
Others	0.889	1.197
Total (excluding depreciation)	**49.797**	**56.131**

Administrative and selling expenses

Administrative and selling expenses decreased by 3.3%, from R$ 1.755 billion in 2016 to R$ 1.697 billion in 2017. Excluding the impact of depreciation, administrative and selling expenses increased by 4.8%, from R$ 1.341 billion in 2016 to R$ 1.405 billion in 2017, due to the impact of (i) the increase in salaries of employees in Brazil, of 8.5% in November 2016, and (ii) expenses relating to the severance payments made to key management personnel.

Research and development expenses

Research and development expenses reached R$ 1.086 billion in 2017, in alignment with the research and development expenses of R$ 1.098 billion recognized in 2016.

Pre-operating and operation stoppage expenses

In 2017, pre-operating and operation stoppage expenses were R$ 1.317 billion, representing a decrease of 16.1% when compared to R$ 1.570 billion in 2016, mainly due to lower pre-operating expenses in the ramp-up of coal operations at the Moatize Mine and nickel operations in Long Harbor. Such reductions were partially offset by higher pre-operating expenses due to the ramp-up of the S11D project.

Other net operating revenues (expenses)

Other operating revenues (expenses) reached R$ 1.338 billion in 2017, reducing by R$ 79 million when compared to R$ 1.417 billion recognized in 2016, excluding the non-recurring effect of the Goldstream transaction received in 2016, in the amount of R$ 480 million.

Impairment and other gains or losses on non-current assets

Segments per asset class	Assets or Cash generating unit	Impairment (reversion) (In billion) 2017	2016
Fixed Assets and intangible			
Iron ore	Northern System	-	(0.536)
Coal	Australia	-	0.091
Base Metals – Nickel	Stobie	0.428	-
Base Metals – Nickel	Newfoundland (VNL)	-	2.112
Base Metals – Nickel	Nouvelle-Caledonie (VNC)	-	0.952
Base Metals – Nickel	Onça Puma	-	-
Coal	Mozambique	-	-
Iron ore	Center-Western System	-	-
Iron ore	Simandou Project	-	-
Miscellaneous segments	Other assets	0.455	0.46
Impairment of noncurrent assets		**0.883**	**3.079**
Onerous contracts		-	0.861
Impairment of non-current assets and onerous contracts		**0.883**	**3.940**

In 2017, the line item "Impairment and other gains or losses on non-current assets" totaled a loss of R$ 1.025 billion compared to a loss of R$ 4.168 billion in 2016, mainly related to (i) lower impairment of non-current assets recognized for the year, R$ 883 million in 2017 against R$ 3.940 billion in 2016 and (ii) a gain of R$ 458 million related to the Nacala transaction in 2017.

In 2017, the impairment of non-current assets and onerous contracts added up to R$ 1.025 billion, mainly due to an underground mine in Sudbury that the Company placed in "care and maintenance", after the repair costs of this asset were not considered recoverable under the current market conditions, and recognized a loss of R$ 428 million in income statement for the year.

In 2016, the impairment of non-current assets and onerous contracts added up to R$ 3.940 billion, mainly due (i) to the projection of nickel prices, having an impact on the assets of Vale Newfoundland & Labrador Limited and of Vale Nouvelle-Calédonie S.A.S; (ii) to the contracts with a guaranteed minimum volume for use of fluvial structure and supply of manganese ore; (iii) to the reversion of impairment resulting from the decision to resume the pellet operations in São Luís at the beginning of 2018; and (iv) to the review of operating plans of the coal assets in Australia.

Impairment and other results from interest in affiliates and joint ventures

In 2017, the Company recognized a loss of R$ 579 million, of which R$ 128 million related to the supplement of the provision for compliance with the reparation and compensation programs regarding the failure of the dam belonging to Samarco Mineração S.A. ("Samarco") and R$ 452 million used by Samarco to maintain its working capital. In 2016, the recognized loss, in the amount of R$ 4.353 billion, relates to a loss of R$ 3.967 billion (Samarco's provision), loss of R$ 266 million from the sale of its shareholding in Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd and a loss of R$ 120 million related to the transaction of Mineração Paragominas.

No impairments in investments of subsidiaries and joint ventures were made in 2017 and 2016.

Results of investments in affiliates and joint ventures

The results from equity income in affiliates and joint ventures registered a gain of R$ 302 million in 2017, compared to the gain of R$ 1.111 billion that was recorded in 2016. The main companies that contributed to the results using the equity income were the pelletizing units in Tubarão

(R$ 716 million), MRS Logística S.A. (R$ 219 million), California Steel Industries, Inc. (R$ 135 million), Aliança Geração de Energia S.A. (R$ 86 million), partially offset by losses in Companhia Siderúrgica do Pecém (R$ 849 million) and Nacala (R$ 206 million). Net Financial Results In 2017, the net financial results recorded a loss of R$ 9.650 billion, compared to a gain of R$ 6.302 billion in 2016, mainly due to the negative impact of the exchange rate variatons in 2017, in the amount of R$ 2.130 billion, compared to the positive impact of the exchange rate variations in 2016, in the amount of R$ 10.819 billion. The main components of the net financial results in 2017 were: (i) financial expenses of R$ 10.512 billion, (ii) gains from derivatives, in the amount of R$ 1.460 billion, and (iii) losses from monetary and exchange rate variations of R$ 2.130 billion. Taxation on profit In 2017, an income tax expense of R$ 4.607 billion was recorded, compared to an expense of R$ 9.567 billion in 2016, the reduction of which basically derives from the tax benefit of interest on shareholders' equity and tax incentives. Discontinued operations a) Fertilizers (Discontinued Operations) In December, 2016, the Company executed an agreement with The Mosaic Company (“Mosaic”) to sell: (i) the phosphate assets located in Brazil, except for assets located in Cubatão, Brazil; (ii) the control of Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets located in Brazil; and (iv) the potassium projects in Canada. Originally, the agreed value of this agreement was R$ 8.158 billion (US$ 2.5 billion), of which R$ 4.074 billion (US$ 1.25 billion) would be paid in cash and the remainder of the value with 42.3 million common shares to be issued by Mosaic. In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$ 3.573 billion (US$ 1.1 billion) paid in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's net equity after the issuance of these shares (R$ 2.901 billion (US$ 877 million), based on Mosaic's share price as of the closing date of the transaction). The net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and, in 2017, a loss of R$ 2.325 billion (R$ 5.899 billion in 2016) was recognized in the income statement of the discontinued operations. b) Cubatão (part of the fertilizer segment) In November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. The agreed value of this agreement is R$ 844 million (US$ 255 million) to be paid in cash. The conclusion of the transaction is expected by the end of 2018 and is subject to compliance with the usual conditions precedent, including approval by the Administrative Council for Economic Defense ("CADE") and other authorities. As a consequence, the net assets were adjusted to reflect the fair value less the cost of sale, and a loss of R$ 508 million was recognized in the operating income statement as of December 31, 2017. The results of the discontinued operations of the Fertilizer segment are presented below:

	Consolidated (In R$ billion)	
	Years ended December 31,	
	2017	2016
Result of discontinued operations		
Net sales revenue	5.572	6.470
Cost of goods sold and services rendered	(5.124)	(6.495)
Operating expenses	(0.450)	(0.448)
Impairment of non-current assets	(2.833)	(5.899)
Operating income (loss)	**(2.835)**	**(6.372)**
Net financial income	(0.089)	0.069
Results of Investments in affiliates and joint ventures	(0.008)	0.010
Loss before taxes on profit	**(2.932)**	**(6.293)**
Taxation on profit	0.324	2.134
Loss from discontinued operations	**(2.608)**	**(4.159)**
Profit (loss) attributable to non-controlling shareholders	(0.022)	(0.009)
Loss attributable to Vale's shareholders	**(2.586)**	**(4.150)**

Gain/loss for the year

The result for the fiscal year increased from a profit of R$ 13.311 billion in 2016 to R$ 17.627 billion in 2017, an increase of R$ 4.3 billion, mainly due to higher sales prices and lower impairments in assets of the continued and discontinued operations, which were partially offset by the negative impact of the exchange rate variation.

Analysis of equity changes on December 31, 2017 compared to December 31, 2016

Asset (in R$ billion)	12/31/2016	AV (%)[1]	12.31.2017	AV (%)[1]	Change (%) (Dec/2016 x Dec/2017)
Current					
Cash and cash equivalents	13.891	4.30%	14.318	4.36%	3%
Accounts Receivable	11.937	3.70%	8.602	2.62%	(28%)
Other financial assets	0.951	0.29%	6.689	2.04%	465%
Inventories	10.913	3.38%	12.987	3.96%	19%
Taxes on estimated profit	0.518	0.16%	2.584	0.79%	399%
Taxes to be refunded	5.296	1.64%	3.876	1.18%	(27%)
Others	2.047	0.63%	1.780	0.54%	(2%)
Non-current assets held for sale	27.994	8.68%	11.865	3.62%	(58%)
	73.547	**22.79%**	**62.701**	**19.11%**	**(15%)**
Non-current					
Legal deposits	3.135	0.97%	6.571	2.00%	110%
Other financial assets	2.041	0.63%	10.690	3.26%	424%
Taxes on estimated profit	1.718	0.53%	1.754	0.53%	2%
Taxes to be refunded	2.368	0.73%	2.109	0.64%	(11%)
Deferred taxes on profit	23.931	7.42%	21.959	6.69%	(8%)
Others	0.894	0.28%	0.882	0.27%	(1%)
	34.087	**10.56%**	**43.965**	**13.40%**	**29%**
Investments	12.046	3.73%	11.802	3.60%	(2%)
Intangibles	22.395	6.94%	28.094	8.56%	25%
Fixed Assets	180.616	55.97%	181.535	55.33%	1%
	249.144	**77.21%**	**265.396**	**80.89%**	**7%**
Total assets	**322.691**	**100.00%**	**328.097**	**100.00%**	**2%**

[1] Relating to total assets.

Liabilities and shareholders' equity (in R$ billion)	12/31/2016	AV (%)[1]	12.31.2017	AV (%)[1]	Change (%) (Dec/2016 x Dec/2017)
Current					
Suppliers and contractors	11.830	3.67%	13.367	4.07%	13%
Loans and financing	5.410	1.68%	5.633	1.72%	4%
Other financial liabilities	2.499	0.77%	1.237	0.38%	(51%)
Taxes to be refunded	2.144	0.66%	2.307	0.70%	8%
Taxes payable on profit	0.556	0.17%	1.175	0.36%	111%
Liabilities relating to investments in affiliates and joint ventures	0.951	0.29%	1.080	0.33%	14%
Provisions	3.103	0.96%	4.610	1.41%	49%
Dividends and interest on shareholders' equity	2.660	0.82%	4.742	1.45%	78%

Others	3.903	1.21%	5.307	1.62%	36%
Liabilities related to non-current assets held for sale	3.554	1.10%	3.899	1.19%	10%
	36.610	**11.35%**	**43.357**	**13.21%**	18%
Non-current					
Loans and financing	90.154	27.94%	68.759	20.96%	(24%)
Other financial liabilities	6.804	2.11%	9.575	2.92%	41%
Taxes to be refunded	16.170	5.01%	16.176	4.93%	0%
Deferred taxes on profit	5.540	1.72%	5.687	1.73%	3%
Provisions	18.730	5.80%	23.243	7.08%	24%
Liabilities relating to investments in affiliates and joint ventures	2.560	0.79%	2.216	0.68%	(13%)
Deferred revenue – Gold stream	6.811	2.11%	6.117	1.86%	(10%)
Others	5.615	1.74%	4.861	1.48%	(13%)
	152.384	**47.22%**	**136.634**	**41.64%**	(10%)
	188.994	**58.57%**	**179.991**	**54.86%**	
Shareholders' Equity					
Vale's controlling shareholders' equity	127.241	39.43%	143.758	43.82%	13%
Shareholders' equity of non-controlling shareholders	6.461	2.00%	4.348	1.33%	(33%)
Total shareholders' equity	**133.702**	**41.43%**	**148.106**	**45.14%**	11%
Total liabilities and shareholders' equity	**322.696**	**100.00%**	**328.097**	**100.00%**	2%

[1] Relating to total liabilities and shareholders' equity.

Current Assets

Cash and cash equivalents

On December 31, 2017, the balance of cash and cash equivalents of R$ 14.318 billion remained in alignment when compared to the balance of R$ 13.891 billion on December 31, 2016, mainly due to the offsetting of the following factors: (i) a stronger operating performance; (ii) reduction of loans and financing through higher volume of payments against a lower volume of funding; (iii) higher payment of interest on the stockholders' equity; and (iv) lower expenses with the acquisition of fixed assets and intangible assets.

Accounts receivable

The balance of the accounts receivable changed from R$ 11.937 billion on December 31, 2016 to R$ 8.602 billion on December 31, 2017, due to higher sales prices mainly of iron ore at the end of the fiscal year ended December 31, 2016.

Inventories

The increase in inventory, going from R$ 10.913 billion on December 31, 2016 to R$ 12.987 billion on December 31, 2017, was due to higher volumes stocked.

Taxes to be refunded

On December 31, 2017, the taxes to be refunded added up to R$ 3.876 billion, compared to R$ 5.296 billion on December 31, 2016, the reduction of which is due to the use of PIS/COFINS credits to offset income tax.

Prepaid taxes on income

On December 31, 2017, prepaid taxes on income added up to R$ 2.584 billion, compared to R$ 518 million on December 31, 2016. The increase in the balance is mainly due to the use of PIS/COFINS credits to offset Brazilian income tax.

Other financial assets The balance of other financial assets increased from R$ 951 million on December 31, 2016 to R$ 6.689 billion on December 31, 2017. This variation in the balance relates to the deconsolidation of the Nacala Logistics Corridor, which generated an increase in the balance of loans receivable from Nacala B.V. in the amount of R$ 14.972 billion (R$ 6.277 billion classified as current assets and R$ 8.695 billion as non-current assets). Non-current assets held for sale On December 31, 2017, the non-current assets held for sale added up to R$ 11.865 billion related to the Fertilizer operation. On December 31, 2016, the assets held for sale added up to R$ 27.994 billion, of which: (i) R$ 13.178 billion related to the Fertilizer operation, (ii) R$ 13.652 billion related to the Nacala operation, and (iii) R$ 1.164 billion related to shipping assets. The Nacala operation and the sale of shipping assets were concluded during the year ended December 31, 2017. For more information on the Nacala operation, see item 10.3 (b) of this Reference Form. Non-current Assets Deferred taxes on profit On December 31, 2017, the deferred taxes on profit added up to R$ 21.959 billion, compared to R$ 23.931 billion in the previous year, whose reduction is mainly due to the realization of the tax loss of the parent company and its controlled company abroad. Legal deposits The balance of legal deposits increased from R$ 3.135 billion on December 31, 2016 to R$ 6.671 billion on December 31, 2017, due to the merger of Valepar into the Company, in connection with the conversion of Vale's class "A" preferred shares. Other financial assets The balance of other financial assets increased from R$ 2.041 billion on December 31, 2016 to R$ 10.690 billion on December 31, 2017. This variation in the balance relates to the deconsolidation of the Nacala Logistics Corridor, which generated an increase in the balance of loans receivable from Nacala B.V. in the amount of R$ 14.972 billion (R$ 6.277 billion classified as current assets and R$ 8.695 billion as non-current assets). Fixed Assets The balance of fixed assets increased from R$ 180.616 billion on December 31, 2016 to R$ 181.535 billion on December 31, 2017, remaining in line mainly due to the reduction of capital investments after the conclusion of the S11D project. Intangible Asset The balance of intangible assets increased from R$ 180.616 billion on December 31, 2016 to R$ 181.535 billion on December 31, 2017, due to (i) the merger of Valepar into the Company, in connection with the conversion of Vale's class "A" preferred shares; and (ii) the duplication of São Luís railroad to transport a greater volume of iron ore after the conclusion of the S11D project. Current liabilities Suppliers and contractors

The balance of suppliers and contractors increased from R$ 11.830 billion on December 31, 2016 to R$ 13.367 billion on December 31, 2017. This increase is mainly due to higher seaborne freight costs, impacted by higher bunker prices. Other financial liabilities The balance of other financial liabilities decreased from R$ 2.499 billion on December 31, 2016 to R$ 1.237 billion on December 31, 2017. The reduction relates to derivative financial instruments, which decreased from R$ 1.349 billion on December 31, 2016 to R$ 344 million on December 31, 2017, as a result of the depreciation of the U.S. dollar against the Brazilian currency, generating a lower impact on the result from the bunker operations and foreign exchange swaps for the year. Taxes payable on profit On December 31, 2017, the taxes payable added up to R$ 1.175 billion, compared to R$ 556 million in the previous year, an increase due to income tax payable on operations in Brazil and abroad. Non-current Liabilities Loans and financing The balance of loans and financing decreased by 24%, from R$ 90.154 billion on December 31, 2016 to R$ 68.759 billion on December 31, 2017. The decrease in loans and financing is due to the solid operational performance and the conclusion of our divestment program. Other financial liabilities The balance of other financial liabilities increased from R$ 6.804 billion on December 31, 2016 to R$ 9.575 billion on December 31, 2017. This variation in the balance relates to the (i) deconsolidation of the Nacala logistics corridor, which generated an increase in the balance of loans payable to Emirates Ltd. in the amount of R$ 3.856 billion; and (ii) an increase in the value of the participating debentures by 89.1%, from R$ 2.526 billion on December 31, 2016 to R$ 4.080 billion on December 31, 2017, due to the increase in the mark-to-market of the debentures by reason of the increase in commodities prices. Provisions The balance of provisions increased from R$ 18.730 billion on December 31, 2016 to R$ 23.243 billion on December 31, 2017. This variation in the balance relates to (i) an increase in provisions for lawsuits by 78.2%, from R$ 2.734 billion on December 31, 2016 to R$ 4.873 billion on December 31, 2017, due to the incorporation of PIS/COFINS lawsuits on interest on shareholders' equity of Valepar; and (ii) an increase of 26.5% in the provision for asset demobilization obligations, which increased from R$ 8.055 billion on December 31, 2016 to R$ 10.191 billion on December 31, 2017, due to a review in the estimates of future cash flows. Shareholders' Equity held by Controlling Shareholders On December 31, 2017, the balance of shareholders' equity added up to R$ 143.758 billion, compared to R$ 127.627 billion in 2016, mainly due to (i) the net income for the year, in the amount of R$ 17.627 billion, (ii) adjustments for conversion of R$ 3.309 billion, (iii) incorporation of Valepar's remaining assets in the amount of R$ 3.634 billion, offset by (iv) distribution of dividends and interest on the stockholders' equity in the amount of R$ 6.786 billion.

Analysis of Cash Flows 2017 vs. 2016

The table below presents the values relating to the cash flow statements for the fiscal years ended December 31, 2017 and December 31, 2016:

In R$ billion	2017	Fiscal year ended on December 31, %	2016
Operating cash flow:			
Net gain (loss) before taxes on operating income	24.885	(7.91%)	27.022
Adjustments to consolidate net profit with revenues from operational activities	15.086	(356.35%)	(5.885)
Net revenue from operational activities	**39.971**	**89.10%**	**21.137**
Net revenue used in investment activities	**(10.690)**	**(31.79%)**	**(15.673)**
Net revenue from (used in) financing activities	**(28.031)**	**879.76%**	**(2.861)**
Net cash from (used in) discontinued operations	(0.817)	55.03%	(0.527)
Increase (reduction) in cash and cash equivalents	0.433	(79.14%)	2.076
Beginning of the year cash and cash equivalents	13.891	(0.93%)	14,022
Effect of foreign exchange variations in cash and cash equivalents	0.038	(101.72%)	(2.207)
Cash and cash equivalents from companies sold and merged	(0.044)	(100.00%)	-
End of the year cash and cash equivalents	**14.318**	**3.07%**	**13.891**

Net cash provided from operational activities

Operating cash flow increased by 89.1%, going from R$ 21.137 billion in 2016 to R$ 39.971 billion in 2017, mainly due to (i) a stronger operating performance by reason of an increase in the price of iron ore throughout 2017; (ii) an improvement in the working capital, mainly as a result of the significant reduction in accounts receivable and (iii) lower settlement losses of derivative financial instruments compared to the same period in 2016.

Net cash provided from (used in) investments

The cash flow applied to the Company's investment activities for the year ended December 31, 2017 added up to R$ 10.690 billion, compared to R$ 15.673 billion for the same period in 2016, due to the reduction of capital investments by virtue of the conclusion of the S11D project.

Net cash provided from (used in) financing

Cash flow from financing activities for the year ended December 31, 2017 added up to R$ 28.031 billion, compared to R$ 2.861 billion in 2016, mainly due to: (i) higher repayment of loans and financing; (ii) increase in the payment of interest on the stockholders' equity; and (iii) lower borrowing.

Year ended December 31, 2015 compared to the year ended December 31, 2016

Analysis of Operating Results 2016 x 2015

The table below presents the values relating to the consolidated income statements for the fiscal years ended December 31, 2015 and December 31, 2016:

Income statement In billion	2015	AV (%)	2016	AV (%)	Variation (%) (2015 x 2016)
Net sales revenue	78.057	100.0	94.633	100.0	21.2
Cost of goods sold and services rendered	(62.780)	(80.4)	(61.143)	(64.6)	(2.6)
Administrative and selling expenses	(2.009)	(2.6)	(1.755)	(1.9)	(12.6)
Research and development	(1.326)	(1.7)	(1.098)	(1.2)	(17.2)
Pre-operational and operation stoppages	(3.127)	(4.0)	(1.570)	(1.7)	(49.8)
Other net operating expenses	(0.588)	(0.8)	(0.937)	(1.0)	59.4
Impairment and other gains or losses on non-current assets	(33.893)	(43.5)	(4.168)	(4.2)	(88.4)
Operating income (loss)	**(25.666)**	**(32.9)**	**23.962**	**25.3**	N/A
Results of Investments in affiliates and joint ventures	(1.526)	(2.0)	1.111	1.2	N/A

Impairment and other results from investment in affiliates and joint ventures	(1.431)	(1.8)	(4.353)	(4.6)	N/A
Net financial income	(36.053)	(46.2)	6.302	6.7	N/A
Profit (loss) before taxes on profit	**(64.676)**	**(82.9)**	**27.022**	**28.6**	**N/A**
Taxation on profit	19.339	24.8	(9.567)	(10.1)	N/A
Losses from discontinued operations	(0.660)	(0.8)	(4.159)	(4.4)	N/A
Loss attributable to non-controlling shareholders	(1.784)	(2.3)	(0.015)	(0.0)	N/A
Net income (loss) in the year	(44.213)	(56.6)	13.311	14.1	N/A

[1] Relating to net sales revenue.

Net sales revenue

The net operating revenue reached R$ 94.633 billion in 2016, compared to R$ 78.057 billion in 2015, corresponding to a 21.2% increase, due basically to the increase in the price of commodities and greater volumes sold.

Ferrous minerals

Iron ore

Income from sales of iron ore increased 30.8%, from R$ 41.427 billion in 2015 to R$ 54.187 billion in 2016, mainly due to the increase in price of the iron ore in the international market, and also because of the increase in volume principally related to the performance of the Northern System.

Pellets

Income from sales of pellets increased 10.8% going from R$ 11.916 billion in 2015 to R$ 13.198 billion in 2016, due to the increase in price of the pellets on the international market, and the increase in volume sold.

Ferroalloys and manganese

The revenue from the sale of manganese and ferroalloys increased by 99.0%, from R$ 518 million in 2015 to R$ 1.031 billion in 2016, due to the increase in prices.

Coal

The revenue from the sale of coal increased, from R$ 1.739 billion in 2015 to R$ 2.882 billion in 2016, increasing 65.7%, given the increase in prices and volumes of thermal coal in the international market.

Base Metals

Nickel and other products

Revenue from these products maintained its level, going from R$ 15.534 billion in 2015 to R$ 15.504 billion in 2016, mainly due to the increase in the nickel sales volume, resulting from the operations of New Caledonia and Onça Puma, which were compensated by the drop-in price in the international market.

Copper

The revenue from the sale of copper increased by 16.4%, from R$ 4.957 billion in 2015 to R$ 5.770 billion in 2016, mainly due to the conclusion of the Salobo ramp-up.

VALE

Other segments

The revenue from other products and services went from R$ 414 million in 2015 to R$ 548 million in 2016, due to the sale of steel slabs in the year 2016.

Costs of goods sold and services rendered

The cost of the products sold and services rendered (excluding depreciation) was R$ 49.797 billion in 2016, a R$ 2.162 billion drop (4.2%) compared to the R$ 51.959 billion in 2015, mainly due to the impact of exchange rate variation (R$ 1.085 billion) on costs expressed in dollars, such as, for instance, costs with seaborne freight of iron ore and costs of base metal operations outside Brazil.

Costs related to each business segment are detailed below:

Cost of goods sold and services rendered per segment[1] in R$ billion	**Fiscal year ended on December 31**	
	2015	**2016**
Ferrous Minerals	34.211	31.475
Base Metals	14.427	14.343
Coal	2.857	3.090
Others	0.464	0.889
Total (excluding depreciation)	**51.959**	**49.797**

1. The amounts mentioned above were considered after excluding depreciation.

Sales and administrative expenses

Sales and administrative expenses decreased by 12.6%, from R$ 2.009 billion in 2015 to R$ 1.755 billion in 2016, especially due to the reduction of service and personnel expenses.

Research and development expenses

Research and development expenses diminished by 17.2%, from R$ 1.326 billion in 2015 to R$ 1.098 billion in 2016, mainly due to the conclusion of projects in all segments.

Pre-operating and operation stoppage expenses

In 2016, pre-operational and operation stoppage expenses were R$ 1.570 billion, representing a R$ 1.557 billion drop compared to R$ 3.127 billion in 2015, mainly due to the ramp-up of the operations in New Caledonia in 2015 and therefore there were no more pre-operating expenses recorded in 2016 related to this operation.

Other net operating revenues (expenses)

Other operating revenues (expenses) increased by 59.4%, from R$ 588 million in 2015 to R$ 937 million in 2016, mainly due to the reduction of the non-recurring positive effects from the gold stream transaction (R$ 722 million in 2015 and R$ 480 million in 2016) and from the annual review of mine closure provisions and other assets, generating a positive impact in 2015 of R$ 1.281 billion and of R$ 124 million in 2016, as a result of the increase in the useful life of some mines and of the review of the scope of work required for closure of the assets.

Impairment and other gains or losses on non-current assets

In 2016, the impairment and other gains or losses on non-current assets added up to R$ 4.168 billion, mainly due (i) to the projection of nickel prices, having an impact on the assets of Vale Newfoundland & Labrador Limited and of Vale Nouvelle-Calédonie S.A.S.; (ii) to the contracts with a guaranteed minimum volume for use of fluvial structure and supply of manganese; (iii) to the reversion of impairment resulting from the decision to resume the pellet operations in São

Luís at the beginning of 2018; (iv) to the review of operating plans of the coal assets in Australia; and (v) and the result in the sale of assets that had a decrease, going from a revenue of R$ 52 million in 2015 to an expense of R$ 228 million in 2016. This variation is explained by the fact that, in 2016, the result in the measurement or sale of non-current assets referred only to the shipping assets, while, in 2015, the result referred to the shipping and power assets.

The impairment and other gains or losses on non-current assets recorded in 2015 in the amount of R$ 33.893 billion reflected mainly the reduction of the estimates of the future prices of coal, together with the increase of the logistics costs, and impairment of the cash generating units Vale Newfoundland & Labrador Limited and Vale Nouvelle-Calédonie S.A., and the reversion of the remainder of the impairment balance of Onça Puma to the amount of R$ 976 million, the initial value of which was registered in 2012.

There was no impairment in investments of subsidiaries and joint ventures in 2016.

Impairment and other results from interest in affiliates and joint ventures

It refers principally to a provision for fulfillment of the agreement related to the failure of the dam of Samarco Mineração S.A. ("Samarco"), a joint venture between Vale S.A. ("Vale") and BHP Billiton Brasil Ltda. ("BHPB"), as detailed below:

Reparation agreement

In March 2016, Samarco and its shareholders, Vale and BHPB, entered into an Agreement ("Agreement") with the Federal Government, two Brazilian states (Espírito Santo and Minas Gerais) and other governmental authorities, in connection with the lawsuit relating to the failure of Samarco's dam (note 27), for the implementation of reparation and compensation programs in the affected areas and communities.

The term of the Agreement is 15 years, renewable for successive one-year periods until all obligations under the Agreement have been met.
According to the Agreement, Samarco, Vale and BHPB established a foundation ("Renova Foundation" or "Foundation") to develop and implement the socio-economic and socio-environmental reparation and compensation programs, to be financed by Samarco. Should Samarco not meet its funding obligations to the Foundation, Vale and BHPB shall be liable, under the terms of the Agreement, for providing funds to the Foundation in the proportion of their shareholding interest in Samarco of 50% each.

As a consequence of the failure of the dam, Samarco has its operations suspended by determination of the governmental authorities.

Due to the uncertainties regarding Samarco's future cash flow, Vale maintains the provision for compliance with the reparation and compensation programs set forth in the Agreement, equivalent to the percentage of its shareholding in Samarco. The changes to the provision are shown below:

In R$ billions	2017	2016
Balance on January 1,	**3.511**	-
Addition/Creation of the provision	0.128	3.733
Payments	(0.941)	(0.461)
Appropriated interest	0.598	0.239
Conversion adjustments	-	-
Balance on December 31,	**3.296**	**3.511**
Current liabilities	1.080	0.951
Noncurrent Liabilities	2.216	2.560
Liabilities	**3.296**	**3.511**

In addition to the provision above, for the year ended December 31, 2017, Vale also made available the amount of R$ 452 million, which was fully used as working capital for Samarco and was recognized by the Company in the income statement as "Impairment and other results from investment in affiliates and joint ventures". By June 30, 2018, Vale may also make available up to R$ 159 million to maintain Samarco's working capital, without it being an obligation to Samarco. The availability of funds by the shareholders – Vale and BHPB – is subject to the fulfillment of certain conditions, being released by the shareholders, on the same basis and concurrently, as and when required. Results of Investments in affiliates and joint ventures The results from equity income increased by R$ 2.637 billion, from an loss of R$ 1.526 billion in 2015 to a gain of R$ 1.111 billion in 2016, mainly due to Companhia Siderúrgica do Pecém ("CSP"), which was positively affected by the exchange rate effect, and to California Steel Industries ("CSI"). There was no effect from the operations of Samarco.

Fertilizer Assets (Discontinued Operations) In December, 2016, the Company executed an agreement with The Mosaic Company (“Mosaic”) to sell: (i) the phosphate assets it owned, located in Brazil, except those principally related to the nitrogen assets located in Cubatão; (ii) the control in Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets it owned, located in Brazil; and (iv) the potassium projects in Canada. Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as held for sale, as established by IFRS 5. As a consequence the net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and a loss of R$ 5.899 billion (R$ 3.893 billion net of taxes) was recognized in the income statement of the discontinued operations of the business year ending at December 31, 2016. Net Financial Results There was a gain in the net financial result of 672.1%, going from an expense of R$ 36.053 billion in 2015 to a gain of R$ 6.302 billion in 2016, mainly because of the positive exchange variation and gains from debt swap derivatives in Reais. Taxation on profit In 2016, an income tax expense of R$ 9.567 billion was recorded, compared to a revenue of R$ 19.339 billion in 2015, due to the profit recorded in 2016 against a loss assessed in 2015. Gains/loss in the fiscal year The result for fiscal year went from a loss of R$ 44.213 billion in 2015 to a net income of R$ 13.311 billion 2016, mainly due to a reduction of the impairment recognized in 2016, to the higher prices of the commodities and to the positive effect on the financial result of the point to point appreciation of the BRL against the USD of 17% in 2016, as previously explained.

Analysis of equity changes on December 31, 2016 compared to December 31, 2015

Assets (in R$ billion)	12/31/2015	AV (%)[1]	12/31/2016	AV (%)[1]	Change (%) (2015 x 2016)
Current					
Cash and cash equivalents	14.022	4.06%	13.891	4.30%	(0.93%)
Accounts Receivable	5.763	1.67%	11.937	3.70%	107.13%
Other financial assets	0.856	0.25%	1.184	0.37%	38.32%
Inventories	13.775	3.99%	10.913	3.38%	(20.78%)
Taxes on estimated profit	3.513	1.02%	0.518	0.16%	(85.25%)
Taxes to be refunded	5.482	1.59%	5.296	1.64%	(3.39%)
Others	1.215	0.35%	1.814	0.56%	49.30%
Non-current assets held for sale	15.792	4.57%	27.994	8.68%	77.27%
	60.418	**17.48%**	**73.547**	**22.79%**	**21.73%**
Non-current					
Legal deposits	3.445	1.00%	3.135	0.97%	(9.00%)
Other financial assets	1.100	0.32%	2.046	0.63%	86.00%
Taxes on estimated profit	1.840	0.53%	1.718	0.53%	(6.63%)
Taxes to be refunded	1.956	0.57%	2.368	0.73%	21.06%
Deferred taxes on profit	30.867	8.93%	23.931	7.42%	(22.47%)
Others	2.392	0.69%	0.894	0.28%	(62.63%)
	41.600	**12.04%**	**34.092**	**10.56%**	**(18.05%)**
Capital expenditures	11.481	3.32%	12.046	3.73%	4.92%
Intangible asset	20.789	6.02%	22.395	6.94%	7.73%
Fixed assets	211.259	61.14%	180.616	55.97%	(14.50%)
	243.529	**70.48%**	**215.057**	**66.64%**	**(11.69%)**
Total assets	**345.547**	**100.00%**	**322.696**	**100.00%**	**(6.61%)**

[1] Relating to total assets.

Liabilities and shareholders' equity (in R$ billion)	12/31/2015	AV (%)[1]	12/31/2016	AV (%)[1]	(2015 x 2016)
Current					
Accounts Payable to suppliers and contractors	13.140	3.80%	11.830	3.67%	(10%)
Loans and financing	9.788	2.83%	5.410	1.68%	(45%)
Other financial liabilities	9.963	2.88%	3.539	1.10%	(64%)
Taxes to be refunded	2.325	0.67%	2.144	0.66%	(8%)
Taxes on estimated profit	0.943	0.27%	0.556	0.17%	(41%)
Liabilities relating to investments in affiliates and joint ventures	0.000	0.00%	0.951	0.29%	100%
Provisions	2.159	0.62%	3.103	0.96%	44%
Dividends and interest on shareholders' equity	-	0.00%	2.602	0.81%	100%
Others	2.448	0.71%	2.921	0.91%	19%
Liabilities related to non-current assets held for sale	0.416	0.12%	3.554	1.10%	754%
	41.182	**11.92%**	**36.610**	**11.35%**	**(11%)**
Non-current					
Loans and financing	102.878	29.77%	90.154	27.94%	(12%)
Other financial liabilities	8.298	2.40%	6.932	2.15%	(16%)
Taxes to be refunded	15.953	4.62%	16.170	5.01%	1%
Deferred taxes on profit	6.520	1.89%	5.540	1.72%	(15%)
Provisions	20.867	6.04%	18.730	5.80%	(10%)
Liabilities relating to investments in affiliates and joint ventures	-	0.00%	2.560	0.79%	100%
Deferred revenue – Gold stream	6.830	1.98%	6.811	2.11%	0%
Others	3.600	1.04%	5.487	1.70%	52%
	164.946	**47.73%**	**152.384**	**47.22%**	**(8%)**
Shareholders' Equity					
Vale's controlling shareholders' equity	131.160	37.96%	127.241	39.43%	(3%)
Shareholders' equity of non-controlling shareholders	8.259	2.39%	6.461	2.00%	(22%)
Total shareholders' equity	**139.419**	**40.35%**	**133.702**	**41.43%**	**(4%)**
Total liabilities and shareholders' equity	**345.547**	**100.00%**	**322.696**	**100.00%**	**(7%)**

[1] Relating to total liabilities and shareholders' equity.

Current Assets Cash and cash equivalents There was no material change in cash and cash equivalents during the year ended December 31, 2016. Accounts receivable The 107.1% increase in accounts receivable from R$ 5.763 billion on December 31, 2015 to R$ 11.937 billion on December 31, 2016 was due to higher sales prices mainly of iron ore at the end of the fiscal year ended on December 31, 2016. Inventories The reduction of 20.8% in inventories, went from R$ 13.775 billion on December 31, 2015 to R$ 10.913 billion on December 31, 2016, occurred because of the lower volumes stocked and reduction of the production costs. Prepaid taxes on income Prepaid taxes on income decreased by 85.3%, from R$ 3.513 billion on December 31, 2015 to R$ 518 million on December 31, 2016, due to compensations made in the period. Non-current assets held for sale On December 31, 2016, non-current assets held for sale totaled R$ 27.994 billion, of which R$ 13.178 billion related to the Fertilizer operation, R$ 13.652 billion related to the Nacala operation and R$ 1.164 billion related to shipping assets. On December 31, 2015, the assets held for sale refer only to the Nacala operation. For more information on the Nacala operation, see item 10.3 (b) of this Reference Form. Non-current Assets Deferred income taxes The amount recorded in deferred income taxes decreased 22.5%, from R$ 30.867 billion on December 31, 2015 to R$ 23.931 billion on December 31, 2016, mainly as a result of the Controlling Company and its subsidiary abroad tax loss carryforward. Investments The investments account increased by 4.9%, from R$ 11.481 billion on December 31, 2015 to R$ 12.046 billion on December 31, 2016, reflecting the result of positive equity income and contributions to CSP in 2016. Fixed Assets Fixed assets decreased by 14.5%, from R$ 211.259 billion on December 31, 2015 to R$ 180.616 billion on December 31, 2016, mainly due to the reclassification of Fertilizer assets to held for sale and the variation of assets overseas due to the devaluation of the U.S. dollar against the Real.

Current liabilities Loans and financing The reduction in the long-term loan portfolio was 44.7%, from R$ 9.788 billion on December 31, 2015 to R$ 5.410 billion on December 31, 2016, mainly due to exchange rate variation on debt in currencies other than the Real and the repayment of part of the short-term debt through new long-term funding. Other financial liabilities The balance of other financial liabilities decreased from R$ 9.963 billion on December 31, 2015 to R$ 3.539 billion on December 31, 2016. The reduction refers mainly to the amounts of derivative financial instruments, which was 83.4%, from R$ 8.107 billion on December 31, 2015 to R $ 1.349 billion on December 31, 2016, mainly due to (i) the maturity of the bunker oil transactions, together with the effect of the fall in the market price of bunker oil and (ii) the depreciation of the U.S. dollar against the Real, which affected foreign exchange swaps. Liabilities related to non-current assets held for sale Liabilities related to non-current assets held for sale increased by 754.3%, from R$ 416 million on December 31, 2015 to R$ 3.554 billion on December 31, 2016, due to the availability of the Fertilizer segment for sale. Non-current Liabilities Loans and financing The reduction in the loans and financing was 12.4%, from R$ 102.878 billion on December 31, 2015 to R$ 90.154 billion on December 31, 2016, basically reflecting the exchange rate variation, since a considerable part of the loans was contracted in foreign currency. Other financial liabilities The balance of other financial liabilities decreased from R$ 8.298 billion on December 31, 2015 to R$ 6.939 billion on December 31, 2016. The reduction refers to the net movement of (i) derivative financial instruments, which decreased by 34.9% from R$ 6.132 billion on December 31, 2015 (excluding the minimum return options related to the Brookfield Asset Management agreement ("Brookfield") with VLI SA ("VLI")) to R$ 3.991 billion on December 31, 2016 (including the minimum return options related to the Brookfield contract with VLI), mainly due to the depreciation of the U.S. dollar against the Real, gaining a mark-to-market gain on swap instruments, whose objective is to reduce cash flow volatility, net of the transfer of bunker oil to current liabilities; and (ii) an increase of 89.1% in shareholders debentures, from R$ 1.336 billion on December 31, 2015 to R$ 2.526 billion on December 31, 2016, due to the increase in the mark-to-market of the debentures by reason of the increase in commodities prices. Provisions The balance of other financial liabilities decreased from R$ 20.867 billion on December 31, 2015 to R$ 18.730 billion on December 31, 2016. The reduction refers to (i) a 14.8% decrease in provisions for legal proceedings, from R$ 3.210 billion on December 31, 2015 to R$ 2.734 billion on December 31, 2016, mainly reflecting reversals in prognostic change, recalculation and closure of processes; and (ii) a 13.5% decrease in the provision for asset demobilization, from R$ 9.313 billion on December 31, 2015 to R$ 8.055 billion on December 31, 2016, mainly due to the exchange rate applicable in part of the balance of companies abroad and the transfer to held for sale, partially offset by the adjustment to the present value of the obligation due to the change in the discount rate.

Shareholders' Equity held by Controlling Shareholders

The shareholders' equity of the controlling shareholders decreased by 3%, mainly due to the distribution of part of the net income for the year in the form of interest on shareholders' equity, from R$ 131.16 billion on December 31, 2015 to R$ 127.241 billion on December 31, 2016.

Analysis of Cash Flows 2016 vs. 2015

The following table presents the values related to the consolidated cash flow statements for the fiscal years ended December 31, 2016 and December 31, 2015:

In R$ billion	2016	Fiscal year ended on December 31, %	2015
Operating cash flow:			
Net gain (loss) before taxes on operating income	27.022	(141.78%)	(64.676)
Adjustments to consolidate net profit with revenues from operational activities	(5.885)	(107.50%)	78.467
Net revenue from operational activities	**21.137**	**53.27%**	**13.791**
Net revenue used in investment activities	**(15.673)**	**(18.28%)**	**(19.180)**
Net revenue from (used in) financing activities	**(2.861)**	**(47.57%)**	**(5.457)**
Net cash from (used in) discontinued operations	(0.527)	(32.87%)	(0.785)
Increase (reduction) in cash and cash equivalents	2.076	143.38%	0.853
Beginning of the year cash and cash equivalents	14.022	32.85%	10.555
Effect of foreign exchange variations in cash and cash equivalents	(2.207)	(184.43%)	2.614
End of the year cash and cash equivalents	**13.891**	**(0.93%)**	**14.022**

Net cash provided from operational activities

Net cash provided from operating activities reached R$ 21.137 billion in 2016, compared to R$ 13.791 billion in 2015, representing a 53% increase, mainly due to the increase in the price of iron ore.

Net cash provided from (used in) investments

The net cash used in investment activities reached R$ 15.673 billion in 2016, compared to R$ 19.180 billion in 2015, which represented a decrease of 18.3% due to the reduction of capital investments.

Net cash provided from (used in) financing

Net cash provided from (used in) financing totaled an investment of resources of R$ 2.861 billion in 2016, compared to a source of funds of R$ 5.457 billion in 2015, due to the greater amortization of debts.

10.2 – Operating and Financial Results

a. Results of Vale Operations, in particular:

i. description of key components of revenue

In 2017, Vale had a net operating revenue of R$ 108.532 billion, an increase of 14.7% compared to R$ 94.633 billion in 2016, mainly due to higher prices and premiums for pellets, iron ore fines and other commodities, as well as higher volumes sold of pellets, copper and metallurgical coal.

In 2016, our net operating revenues increased 17.6% to R$ 94.633 billion, mainly due to higher prices for pellets, iron ore fines and other commodities, as well as higher sales volumes of pellets, iron or fines, nickel, copper and coal and were negatively affected by falling base metal prices.

On December 31, 2015, Vale had a net operating revenue of R$ 78.057 billion, mainly due to lower prices, partially offset by the higher volume of sales of iron ore fines, pellets and nickel.

Vale's revenue depends, among other factors, on the volume of production at its facilities and the prices for its products. Vale publishes a quarterly production report that is available on its website (www.vale.com). Increases in capacity of its facilities arising from its capital expenditure program have a significant effect on Vale's performance. Vale's production is also affected by acquisitions and dispositions.

The following table summarizes, for the periods indicated, the distribution of our net operating revenues based on the geographical location of our customers.

	Fiscal year ending on December 31					
In R$ billion	**2015**	**%**	**2016**	**%**	**2017**	**%**
North America	**6.500**	**8.3**	**7.553**	**8.0**	**7.399**	**6.8**
USA	2.804	3.6	3.475	3.7	4.183	3.9
Canada	3.696	4.7	4.078	4.3	3.216	3.0
South America	**7.810**	**10.0**	**8.343**	**8.8**	**13.210**	**12.2**
Brazil	6.560	8.4	7.103	7.5	11.091	10.2
Others	1.250	1.6	1.240	1.3	2.119	2.0
Asia	**44.733**	**57.3**	**58.027**	**61.3**	**64.129**	**59.1**
China	30.812	39.5	43.778	**46.3**	44.847	41.3
Japan	6.498	8.3	6.019	6.4	7.836	7.2
South Korea	2.633	3.4	3.041	3.2	4.482	4.1
Taiwan	2.064	2.6	2.147	2.3	2.231	2.1
Others	2.726	3.5	3.042	3.2	4.733	4.4
Europe	**15.104**	**19.3**	**16.042**	**17.0**	**17.570**	**16.2**
Germany	4.747	6.1	4.772	5.0	4.414	4.1
France	1.086	1.4	1.471	1.6	1.761	1.6
United Kingdom	1.285	1.6	1.123	1.2	1.106	1.0
Italy	1.531	2.0	1.589	1.7	1.673	1.5
Others	6.455	8.3	7.087	7.5	8.616	7.9
Other countries	**3.910**	**5.0**	**4.668**	**4.9**	**6.224**	**5.7**
Net Revenue	**78.057**	**100**	94.633	**100**	**108.532**	**100**

Individually, the most important product in terms of revenue generation in fiscal years 2017, 2016 and 2015 was iron ore.

	Fiscal year ending on December 31					
In R$ billion	**2015**	**%**	**2016**	**%**	**2017**	**%**
Ferrous minerals	**55.413**	**71.0**	**69.929**	**73.9**	**80.291**	**74.0**
Iron ore	41.427	53.1	54.187	57.3	59.206	54.6
Pellets	11.916	15.3	13.198	13.9	18.043	16.6
Manganese and ferroalloys	0.518	0.7	1.031	1.1	1.501	1.4
Others	1.552	2.0	1.513	1.6	1.541	1.4
Coal	**1.739**	**2.2**	**2.882**	**3.0**	**5.003**	**4.6**
Base metals	**20.491**	**26.3**	**21.274**	**22.5**	**21.966**	**20.2**
Nickel and others	15.534	19.9	15.504	16.4	14.914	13.7
Copper	4.957	6.4	5.770	6.1	7.052	6.5
Others	**0.414**	**0.5**	**0.548**	**0.6**	**1.272**	**1.2**
Net Revenue	**78.057**	**100.0**	94.633	**100.0**	**108.532**	**100.0**

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

	Fiscal year ending on December 31		
	2015	2016	2017
	R$/metric ton, unless otherwise indicated		
Iron ore	148.94	186.89	205.08
Pellets	268.13	276.63	348.50
Manganese	191.54	378.56	508.42
Ferroalloys	3,018.72	2,579.57	4,322.96
Coal			
Thermal coal	175.02	158.862	227.88
Metallurgical Coal	285.63	408.18	550.95
Nickel	39,012.71	33,832.35	34,010.17
Copper	14,566.75	15,454.23	19,094.34

The following table summarizes the average volume sold of main products for the periods indicated.

	Fiscal year ending on December 31		
	2015	2016	2017
	(in thousand metric tons)		
Iron ore	276,393	289,940	288,692
Pellets	46,284	47,709	51,775
Manganese	1,764	1,851	1,826
Ferroalloys	69	127	132
Coal			
Thermal coal	892	5,457	4,602
Metallurgical Coal	5,614	4,907	7,178
Nickel	292	311	295
Copper	397	430	424

Iron ore and pellets

Iron ore and iron ore pellets are priced based on a wide range of quality levels and physical characteristics. Price differences arise from a number of factors, such as the iron content of specific ore deposits, the beneficiation processes required to produce the desired end product, the particle size, the moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese ore) present in the ore. In addition, fines, lump ore and pellets usually command different prices.

Demand for iron ore and iron ore pellets is driven by global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by real estate and infrastructure construction and global industrial production. Demand from China has been the principal driver of world demand and prices.

In 2017, the average of the Platts IODEX iron ore 62% reference price was US$ 71.3/t, a 22% increase over 2016, supported by the performance of the steel sector that led to steel prices higher overall.

The performance of the Chinese steel industry in 2017 was boosted by the machinery, manufacturing and real estate sectors. The infrastructure sector proved to be robust, supported by relatively free credit supply in the first three quarters of the year. Manufactured goods benefited from healthy external demand from orders from developed countries and Belt and Road projects, leading China to achieve record steel production of 831.7 Mt in 2017, which meant an increase of 5.7% on an annual basis.

Ex-China steel output also recorded strong growth in 2017, reaching 859.5 Mt, which represented a 4.9% increase on a yearly basis, as the global economy reached the first period of synchronized growth since the 2008/2009 crisis, with the increase in consumption, the creation of jobs and the resumption of investments, reflected in demand and production of steel. Fine iron ore prices command premiums based on the iron content and its impurity grade. The lump ore and pellet prices contain premiums in relation to fine iron ore prices and are determined based on client negotiations. It should be noted that in 2017 higher price differences were observed between high and low-grade iron ore. High profitability in steel sales, high coking coal prices and environmental restrictions imposed during 2017 have led steelmakers to seek high quality ore, such as Vale's iron ore from Carajás operations, which is about 65% of Ferrous content, which allows high productivity and lower emission levels. While the US$ 46.7/ton average of the Metal Bulletin 58% iron ore reference price 2017 was only 1% higher than the 2016 average, the Metal Bulletin 65% average was US$ 88.0/t in 2017, representing a 36% increase over the average of the previous year. Our iron ore prices are grounded in a variety of price options that are usually based on spot indices for the specification of prices charged to clients. Final prices may be based on current spot prices and average prices for specific periods. In cases where the products are priced before the final price is determinable at the time of delivery, we recognize the sale based on a provisional price with a subsequent adjustment to reflect the final price. The average realized price of iron ore3 in the fiscal year ended on December 31, 2017 was 17.9% and 43.8% higher than the average prices practiced in 2016 and 2015, respectively. The average realized price of pellets¹ in the fiscal year ended on December 31, 2017 was 36.0% and 40.4% higher than the average prices practiced in 2016 and 2015, respectively. Manganese and ferroalloys The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis. Coal The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Currently, the metallurgic coal prices are established on a quarterly basis (benchmark price system) or following the spot reference indexes. The prices of thermal coal are set in spot negotiations and/or through annual contracts. Demand for metallurgical coal in the seaborne market remained strong in 2017. Chinese demand for this type of coal is still the main force behind the increase in global demand. It is expected that Chinese imports will reach the third highest level ever recorded with 70 Mt in 2017, an 18% increase compared to 2016. Japanese imports remained relatively stable at around 70 Mt, while India showed an increase in imports of metallurgical coal from 49 Mt to 55 Mt, a 12% year-on-year increase. Overall, global imports are expected to increase by around 5.5% in 2017. Nickel Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is largely affected by the production of stainless steel, which accounted for 69% of consumption in the fiscal year 3 Excluding the effects of exchange variation.

ended on December 31, 2017 (69% and 66% in the years ended on December 31, 2016 and 2015, respectively). Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts, together with our sales for non-stainless-steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of its annual production. In 2017, 63% of refined nickel sales were directed to non-stainless-steel applications, compared to the average primary nickel producer industry of 31%, bringing further stability to the Company's sales volume. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices. Stainless steel is a major driver of demand for nickel, particularly in China. In 2017, Chinese demand for stainless steel accounted for 44% of the total global demand. As a result, changes to Chinese stainless-steel production have a major impact on global demand for nickel. In 2017, Chinese stainless-steel production increased by 6% compared to 10% in 2016. In addition, the growth of stainless steel was concentrated in series 300, which contain relatively high amounts of nickel, due to their superior physical characteristics compared to other austenitic series. Copper Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME and the NYMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product. Demand for refined copper grew by an estimated 2% in 2017, and China accounted for approximately 48% of the world consumption. The predominant use of copper in China was in construction and in the power grid. In 2017, numerous supply disruptions, particularly in the world's largest mines due to labor negotiations and government disputes, impacted the copper industry. In the second half of the year, the demand in China, as well as positive macroeconomic data, helped to improve copper prices. ii. Factors that materially affected the operating results In 2017, operating income was R$ 34.812 billion, an increase of R$ 10.850 billion compared to operating income in 2016, mainly due to the increase in the realized sales prices of pellets and iron ore fines, coal and base metals and a reduction of R$ 3.143 billion in the line "Impairment and other gains or losses on non-current assets." In fiscal year 2017, net operating expenses (including sales and administrative, research and development, pre-operating and stoppage and other operating income (expenses)) remained in line, from R$ 5.360 billion in 2016 to R$ 5.438 billion in 2017. In 2016, operating income was R$ 23.962 billion, a variation of R$ 49.628 billion compared to the operating loss of R$ 25.666 billion in 2015, mainly due to the recovery of the prices of its products and the impact of the impairment and other gains or losses on non-current assets of 2015, which went from R$ 33.893 billion in 2015 to R$ 4.168 billion in 2016. The fiscal year of 2016 was a year in which the Company sought opportunities to reduce costs. Vale presented an 24.0% reduction in net operational expenses (including SG&A, research and development, pre-operational and stoppage, and other operational revenues (expenses)), corresponding to R$ 1.690 billion, compared to the same period in 2015, principally marked by the reduction of revenue arising out of the gold stream operation and reduction in the provision for fixed asset demobilization, due to the rate of change by virtue of the change of risk.

The Company had operating margin (before impairment and other gains or losses on non-current assets)[4] of 33.0%, 29.7% and 10.5% in the fiscal years ended on December 31, 2017, 2016 and 2015, respectively.

Adjusted EBITDA

Management uses adjusted EBITDA to evaluate each segment's contribution to performance and to support decisions on resource allocation. The Company's adjusted EBITDA is the operating income or loss, excluding (i) depreciation, depletion and amortization, (ii) impairment and other gains or losses on non-current assets, (iii) onerous contracts, and adding (iv) dividends received and interest from affiliates and joint ventures. For more information, see note 3 in our consolidated financial statements.

	Fiscal year ending on December 31		
In R$ billion	**2015**	**2016**	**2017**
Net sales revenue	78.057	94.633	108.532
EBIT (Earnings before interest and taxes)	8.227	28.130	35.837
Adjusted EBITDA	21.741	40.906	48.992
Shareholders' compensation (controller)	5.026	5.524	4.721

The following table shows a reconciliation of adjusted EBITDA with net income (loss) from continuing operations for the years ended on December 31, 2017, 2016 and 2015.

EBITDA	Years ended December 31,		
In R$ billion	**2015**	**2016**	**2017**
Net income (loss) from continuing operations	**(45.337)**	**17.455**	**20.278**
Depreciation, amortization, and depletion	12.450	12.107	11.842
Taxation on profit	(19.339)	9.567	4.607
Net financial income	36.053	(6.302)	9.650
EBITDA	**(16.173)**	**32.827**	**46.377**
Items for reconciliation of Adjusted EBITDA			
Impairment and other gains or losses on non-current assets	33.893	4.168	1.025
Results from investments in affiliates and joint ventures	1.526	(1.111)	(0.302)
Impairment and other results from investment in affiliates and joint ventures	1.431	4.353	0.579
Dividends received and interest from affiliates and joint ventures	1.064	0.669	1.313
Adjusted EBITDA of the continued operations	**21.741**	**40.906**	**48.992**

b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

The results are affected in several ways by changes in the Real currency exchange rates. Changes in the closing exchange rate influence our financial results, while changes in the average exchange rate affect our operating performance.

In 2017, on average, the real appreciated 8.35% against the U.S. dollar, from an exchange rate of R$ 3.48/US$ 1.00 in 2016 to R$ 3.19/US$ 1.00 in 2017.

[4] Operational margin (before the impairment and other results of non-current assets) relates to the ratio of (i) net sales revenues less the sum of costs of goods sold and services rendered and operational revenues (expenses) over (ii) net operational revenues.

Most of the Company's revenues are expressed in U.S. dollars, whereas most costs of the goods sold are expressed in other currencies, mainly the Brazilian real (54.25% on December 31, 2017), the U.S. dollar (31.13% on December 31, 2017), Canadian dollars (11.66% on December 31, 2017), Indonesian rupees, Australian dollars, euros and others. In 2017, the Brazilian real depreciated 1.5% against the U.S. dollar, from a closing exchange rate of R$ 3.26/US$ 1.00 on December 31, 2016 to R$ 3.31/US$ 1.00 on December 31, 2017. Most of the long-term debt (R$ 57.578 billion on December 31, 2017, not including interest incurred) is denominated in currencies other than the real, principally the U.S. dollar. Due to the fact that Vale's functional currency is the Brazilian real, changes in the value of the U.S. dollar against the Brazilian real result gains or losses in net liabilities that result in foreign exchange gains or losses on the financial result. As a consequence of the depreciation of the Brazilian real against the U.S. dollar in the fiscal year ended on December 31, 2017, net monetary and exchange variation caused a negative impact on net income of R$ 2.130 billion in the fiscal year. The net result of the currency and interest rate swaps, mainly to convert the debt in Brazilian reais into U.S. dollars to protect the cash flow from currency price volatility, produced a positive accounting effect of R$ 997 million in the fiscal year ended on December 31, 2017, of which R$ 764 million generated a negative impact on the cash flow. In January 2017, the Company implemented a hedge accounting for foreign exchange risk related to its net investments in Vale International and Vale Austria. The objective of the program is to mitigate the impact of exchange rate variation on results, reducing volatility and allowing the financial result to better reflect the company's economic performance. In 2016, on average, the Brazilian real depreciated by 4% compared to the U.S. dollar, from an exchange rate of R$ 3.34/US$ 1.00 on December 31, 2015 to R$ 3.48/US$ 1.00 in 2016. Regarding the fiscal years ended on December 31, 2015 and December 31, 2016, most part of the company’s revenue was in U.S. dollars, while most part of the costs of assets sold was in other currencies, especially real (49% and 54% in the fiscal years ended in December 31, 2015 and December 31, 2016, respectively), additional to U.S. dollar (34% and 29% in the fiscal years ended on December 31, 2015 and December 31, 2016, respectively), Canadian dollar (13% and 12% in the fiscal years ended on December 31, 2015 and December 31, 2016, respectively), Indonesian rupiah, Australian dollars, euros, and others. Exchange rates, thus, affected the Company’s operating margin. In 2016, the real appreciated 17% compared to the U.S. dollar, from a closing exchange rate of R$ 3.90/US$ 1.00 on December 31, 2015 to R$ 3.26/US$ 1.00 on December 31, 2016. Most of the long-term debt in years 2015 and 2016 was in currencies other than real, especially U.S. dollar (73.7% in 2015 and 71.5% in 2016). As Vale’s functional currency is real, changes to the U.S. dollar against the real, caused variations to net liabilities, resulting in exchange gains or losses in the financial income. On December 31, 2015 and December 31, 2016, the debt in reais was R$ 21.638 billion and R$ 21.578 billion, respectively. As most of the revenue was in U.S. dollars, Vale used derivatives to translate the debt in real into U.S. dollars. As a consequence of the appreciation of the real compared to the U.S. dollar in the fiscal year ended December 31, 2016, net monetary and exchange rate variation had a positive impact on net income of R$ 10.8 billion in 2016. In 2015, there was a depreciation of the Brazilian real compared to the U.S. dollar (in addition to inflation this year), net monetary and exchange variation caused a negative impact on net income of R$ 25.109 billion. The net result of currency and interest rate swaps, mainly structured to convert the debt in Brazilian reais into U.S. dollars to protect the cash flow against exchange rate volatility, produced a positive accounting effect of R$ 3.2 billion in the fiscal year ended on December 31,

2016, of which R$ 2.6 billion a generated negative cash effect, and a negative accounting effect of R$ 4.6 billion in 2015, of which R$ 1.0 billion generated a negative cash effect.

Variations in Price and Volumes

The Company's revenues are mainly affected by changes in prices as well as changes in the volumes of products it commercializes.

On December 31, 2017, the net operating revenue from sales of the Company's products was R$ 108.532 billion. As most of the revenue is linked to the marketing of ferrous minerals, including iron ore and pellets, the increase in price and better premiums for iron ore and pellets contribute significantly to the Company's revenue growth. On December 31, 2016 and December 31, 2015, the revenue coming from the marketing of the Company's products was R$ 94.633 billion and R$ 78.057 billion, respectively.

The following table shows our net operating revenue by segment for the periods indicated.

	Fiscal Year Ended on December 31,		
Business segments	**2015**	**2016**	**2017**
Ferrous Minerals	71.0%	73.9%	74.0%
Base Metals	26.3%	22.5%	20.2%
Coal	2.2%	3.0%	4.6%
Others	0.5%	0.6%	1.2%
Total	**100.0%**	**100.0%**	**100.0%**

Sales of ferrous minerals accounted for 74.0% of the Company's total net operating revenues in 2016, standing at 73.9% in the same period of 2016 and slightly above 71.0% in 2015.

Several factors influenced the prices and the demand for the different products of the Company, such as: (a) Ferrous and impurities content and size of the particles (for iron ore and pellets); (b) tendencies of the market of carbon steel and price of the main inputs (for manganese and ferroalloys); (c) demand for steel, especially in Asia, and for coal, especially in the Chinese production; (d) discount or premium in relation to the price negotiated on the LME (for nickel); (e) price of copper metal in final markets (for copper).

For more information on changes to its products' prices, as well as on changes to the volumes sold in the last three fiscal years, see item "10.2 (a) (i) (ii)" of this Reference Form, in particular the comparative tables inserted in such items.

Variations in the inflation rates

The Company's revenues are not significantly affected by inflation rates, and the main variations in operational income is attributable to price changes and volumes changes.

c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer's financial result, when relevant

For comments on the inflationary impact, price variations in the main products and exchange rates, see item "10.2 (b)" of this Reference Form.

Interest Rate

Vale is exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian *reais* includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market, and the TJLP (long-term interest rate). We use swap operations to convert most part of this debt into fixed rates in U.S. dollars. On December 31, 2017, before swap operations, 18% of the debt was in reais and the remaining 82% was in other currencies. On December 31, 2016, before swap operations, 23% of the debt was in Brazilian reais and the other 77% in other currencies. On December 31, 2015, before swap operations, 19% of the debt was in Brazilian reais and the remaining 81% was in other currencies. On December 31, 2017, approximately 35.6% of debt was tied to the floating interest rate, compared to around 47.4% on December 31,2016 and 42.4% on December 31, 2015. Price of main inputs Fuel oil and gas costs are an important component of Vale’s production cost and represented 6.2% of its total cost of products sold in the fiscal year ending on December 31, 2017; 7.0% in 2016; and 6.4% in 2015. Costs with electricity account for 4.6% of total cost of products sold in the fiscal year ended on December 31, 2017; 3.9% in 2016, and 2.6% in 2015. The impairment of non-current assets and onerous contracts recorded in 2017 resulted in a loss of R$ 883 million. This amount refers to the Company's impairment, based on the premise that includes the discounted cash flow and the commodities prices. Vale does not provide guidance in the form of quantitative forecasts regarding its future financial performance. Vale seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and its implementation, in order to provide capital market participants with sound basis for their expectations regarding the Company’s performance in the medium and long term. 10.3 Events with relevant effects, occurred and expected, in the financial statements of the Company and its results a. Introduction or disposal of operating segment 2017 Cubatão (part of the fertilizer segment) On November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. The agreed value of this agreement is R$ 844 million (US$ 255 million) to be paid in cash. The conclusion of the transaction is expected by the end of 2018 and is subject to compliance with the usual conditions precedent, including approval by the Administrative Council for Economic Defense ("CADE") and other authorities. Net assets were adjusted to reflect fair value less costs to sell and a loss of R$ 508 million was recognized in the income statement of discontinued operations. 2016 Fertilizers (Discontinued operations) On December 2016, the Company entered into an agreement with The Mosaic Company ("Mosaic") to sell: (i) its phosphate assets located in Brazil, except those mainly related to assets located in Cubatão; (ii) control at Compañia Minera Miski Mayo S.A.C., in Peru; (iii) its potash assets located in Brazil; and (iv) its potash projects in Canada.

Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as held for sale, as established by IFRS 5. On January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$ 3.573 billion (US$ 1.080 billion) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's total capital after the issuance of these shares (R$ 2.901 billion (US$ 877 million), based on Mosaic's share quotation on the closing date of the transaction). Net fertilizer assets were adjusted to reflect fair value less costs to sell and a loss in 2017 in the amount of R$ 2.325 billion (R$ 5.899 billion in 2016) was recognized in the statement of income of discontinued operations. 2015 There were no introduction or disposal of operating segment in fiscal year 2015 that have caused or may cause relevant effects on the financial statements. b. Incorporation, acquisition or divestiture of stakeholder positions Main Acquisitions 2017 There were no shareholding acquisitions in fiscal the year 2017 that have caused or may cause relevant effects on the financial statements. 2016 Minas da Serra Geral S.A. ("MSG") In March of 2016, the Company performed the purchase option of an additional participation of 50% in MSG which was detained by the JFE Steel Corporation ("JFE") for the sum of R$ 65 million. With this, Vale holds 100% of the capital of MSG. 2015 There were no shareholding acquisitions in fiscal year 2015 that have caused or may cause relevant effects on the financial statements. Main investment disposals and asset sales In accordance with the strategy, the Company continues to reduce our stakes in non-core assets. The following is a summary of the main disposals and sales of assets during the three-year period under discussion. 2017 Coal - Nacala logistics corridor (“Nacala”) On December 2014, and in accordance with the amendments of November 2016, the Company entered into an agreement with Mitsui & Co. Ltd. ("Mitsui") to transfer 50% of its 66.7% stake in the Nacala Logistics Corridor ("CLN"), formed by the companies that own the concessions of railroads and ports located in Mozambique and Malawi. In addition, Mitsui committed to acquire a 15% stake in Vale's holding company, which holds control of the Moatize Coal Project. On March 2017, the transaction was completed and the amount of R$ 2.186 billion (US$ 690 million) was received by Vale. Upon completion of the transaction, the Company (i) holds an 81% stake in Vale Mozambique, while maintaining control of the Moatize Coal Project and (ii) it shares control of the Nacala Logistics Corridor (Nacala BV), with Mitsui. As a consequence of the shared control of Nacala BV, the Company: (i) made a write-off of assets and liabilities classified as held for sale in the total amount of R$ 13.130 billion (US$ 4.144 billion), of which R$ 12.874 billion (US$ 4.063 billion) refers to property, plant and equipment and intangible assets; (ii) made the write-off of R$ 44 million (US$ 14 million) related to cash and cash equivalents; (iii) recognized a gain of R$ 1.403 billion (US$ 447 million) in the result related to the sale and remeasurement at fair value of its remaining interest in Nacala BV based on the consideration received; (iv) reclassified the gain related to the cumulative translation adjustments to income in the amount of R$ 35 million (US$ 11 million); The result of the transaction of the assets related to the Nacala logistics corridor was recognized in the result as "Impairment and other gains or losses on non-current assets." The results of the coal holding transaction were recognized in "Non-controlling shareholders’ results" in the amount of R$ 329 million (US$ 105 million), directly in Shareholders' Equity. The amount received was recognized in the cash flow as "Proceeds from the sale of property, plant and equipment and investment" in the amount of R$ 1.387 billion (US$ 435 million) and "Transactions with non-controlling shareholders" in the amount of R$ 799 million (US$ 255 million). Due to the deconsolidation of the Nacala Logistics Corridor, Vale has, after the transaction, outstanding loan balances with Nacala BV and Pangea Emirates Ltd declared as related parties. On November 2017, Nacala BV entered into financial agreements in the form of a project finance, to receive US$ 2.7 billion (R$ 8.9 billion) contracted that will be used to partially amortize loans with the Company. The proceeds will be received on March 21, 2018. Shipping assets During the year ended December 31, 2017, the Company concluded the sale of four VLOC's and two Floating Transfer Stations for the amount of R$ 1.259 billion. The Company recognized a loss of R$ 436 million in the result as "Impairment and other gains or losses on non-current assets". Asset write-offs In 2017, the Company recognized in the result a loss of R$ 1.144 billion as "Impairment and other gains or losses on non-current assets" related to write-off of non-viable projects and operating assets written off through sale or obsolescence. 2016 Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd (“CSA”) In April 2016, the Company sold 100% of its stake in CSA (26.87%) for a non-significant amount. This transaction resulted in a loss of R$ 266 million related to the recycling of "Cumulative translation adjustments" recognized in the income statement as "Impairment and other results from investment in affiliates and joint ventures."

Shipping assets On June 2016, Vale approved the plan to sell its fleet of eleven ships. As a consequence, the referred to assets were reclassified to non-current assets held for sale and the loss in the amount of R$ 228 million was recorded in the result as “Result in the measurement or sale of non-current assets”. In the year ended December 31, 2016, the Company concluded the sale of three Very Large Ore Carriers ("VLOC's") for R$ 863 million and four capesizes for R$ 470 million. On December 31, 2016, four vessels were still recorded as assets held for sale. Sale of part of the gold stream produced as by-product In 2013, the Company entered into a gold transaction with Wheaton Precious Metals Corp. ("WPM") with amendments in March 2015 and August 2016 to sell 75% of the gold mined as a by-product of the Salobo copper mine and 70% of the gold mined as a by-product of the Sudbury nickel mines. The operations were bifurcated into two identifiable components of the transaction: (i) the sale of mining rights and (ii) services for the extraction of gold to the extent that Vale acts as a gold mining agent for WPM. The result of the sale of mining rights from the additional transactions of R$ 480 million and R$ 722 million was recognized in the fiscal year ended December 31, 2016 and 2015, respectively, as "Other net operating expenses." 2015 Shandong Yankuang International Coking Co., Ltd. (“Yankuang”) The Company completed the sale of its total interest in Yankuang, a producer of coke, methanol and other products. In this operation, Vale recognized a gain of R$ 241 million as "Impairment and other results from investment in affiliates and joint ventures." Restructuring power generation assets On February 27, 2015, Vale has concluded the transaction that began in 2013 with Cemig GT to create the joint venture Aliança Geração de Energia S.A., and on March 31, 2015, Vale concluded the transaction with CEMIG GT for the sale of 49% of Vale’s share in Norte Energia. Minerações Brasileiras Reunidas – MBR On July 29, 2015, Vale has executed the Purchase and Sale Agreement of Shares and other issues, with the Fundo de Investimento em Participações Multisetorial Plus II (“FIP Plus II ”), which shares are held on this date by Banco Bradesco BBI S.A. (“BBI”), under which it promised to sell the class A preferred shares representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A. – MBR (“MBR”), for R$ 4.0 billion, subject to suspension conditions usually applicable, including prior approval of the operation by CADE. On September 1, 2015, the sale was concluded for the agreed price, which was transferred in one single installment on that date, and Vale now holds directly and indirectly 61.9% of the capital stock and 98.3% of the common capital of MBR. Vale also holds a purchase option of shares issued by MBR currently held by BBI, successor of FIP Plus II. Shipping assets In 2015, the Company completed the sale of 12 ships with a capacity of 400,000 tons each. The Company received cash resources of R$ 4.770 billion.

c. Unusual events or operations 2017 Contingencies related to the Samarco accident (i) Public-interest civil action filed by the Brazilian government and others The Federal Government, the two Brazilian states impacted by the rupture of the dam (Espírito Santo and Minas Gerais) and other governmental authorities filed a public-interest civil action against Samarco and its shareholders, Vale S.A. and BHPB, whose value indicated by the plaintiffs is R$ 20.2 billion. On March 2016, an agreement was signed regarding the rupture of the dam, which was ratified by the Regional Federal Appellate Court of the 1st Region on May 2016. Such approval was suspended by the Superior Court of Justice on June 2016, leading to the restoration of the public civil action, in addition to maintaining other judicial determinations, such as: (a) the unavailability of the Samarco, Vale S.A. and BHPB mining concessions, without, however, limiting its production and marketing activities; and (b) the need to make a deposit in the amount of R$ 1.2 billion, which was provisionally replaced by the guarantees included in the preliminary agreement with the Federal Public Prosecutors ("MPF"), as detailed in item (ii) as follows. (ii) Public-interest civil action filed by the MPF On May 3, 2016, the MPF filed a public civil action against Samarco and its shareholders, through which it filed several requests, including: (i) the adoption of measures aimed at mitigating the social, economic and environmental impacts resulting from the disruption of the dam, as well as other emergency measures; (ii) payment of compensation to the community; and (iii) payment of collective moral damages. The amount in dispute indicated by the MPF is R$ 155 billion. On January 2017, Samarco, Vale S.A. and BHPB (jointly referred to as "companies") entered into two Preliminary Consent Decrees ("PCD") with the MPF. The purpose of the First PCD is to define the procedures and the timetable of negotiations for the execution of a Final Consent Decree ("Final Decree"), initially expected to occur by June 30, 2017, with this deadline being extended to April 2018. The First PCD establishes the bases for settlement of the public-interest civil actions mentioned above, in the amounts of R$ 20.2 billion and R$ 155 billion, respectively, which are currently suspended. The First Term also foresees: (a) the hiring of experts paid by the companies, as retained experts of the MPF, to make a diagnosis of the socio-environmental and socio-economic impacts and to monitor the progress of the programs of the Agreement; and (b) the holding of public hearings and the contracting of technical advisory services to those affected, in order to allow the participation of communities in defining the content of the Final Term. The First PCD also foresees the commitment of Samarco, Vale and BHPB to guarantee the fulfillment of the obligations of the reparation programs foreseen in the two public civil actions mentioned, until the conclusion of the Final Term, in the amount of R$ 2.2 billion, of which: (i) R$ 100 million in financial investments; (ii) R$ 1.3 billion in guarantee insurance; and (iii) R$ 800 million in assets of Samarco. If, after April 20, 2018, the negotiations are not finalized, the MPF may request the reinstatement of the order of deposit of R$ 1.2 billion, determined in the public civil action of R$ 20.2 billion, currently suspended, as well as execution of guarantees of up to R$ 7.7 billion in this action of R$ 155 billion. On March 16, 2017, the 12th Federal Court of the Judicial Branch of Belo Horizonte partially ratified the First PCD, and this decision includes: (i) approval of the hiring of specialized companies for the socio-environmental diagnosis and evaluation of socio-environmental and socioeconomic programs provided for in the Agreement and establishment of a term for contracting a socio-economic diagnostic company; (ii) the meeting and suspension of certain related processes, in order to avoid contradictory or conflicting decisions, bringing a procedural unit to enable the negotiation of a final agreement; and (iii) temporary acceptance of the guarantees offered by Samarco and its shareholders, pursuant to the PCD, mentioned above. In addition, on January 19, 2017, a second PCD was signed, which establishes a schedule for the provision of funds for programs to repair the socio-economical and socio-environmental damages caused by the rupture of the Fundão dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova in the amount of R$ 200 million. This term was also legally ratified. The parties followed in the negotiations for the hiring of experts from the socioeconomic area, and on November 16, 2017, they signed an Amendment Term to the First Term - APCD, through which they defined the issues related to socioeconomic diagnosis, their institutional design and the experts who, within 90 days of signing the APCD, should submit commercial and technical proposals for the implementation of the services. In parallel, the parties, together with the plaintiffs of the public civil action of R$ 20.2 billion, the State Public Prosecutor's Office and the Public Defender's Office, conduct the negotiation of the desired Final Term. (iii) Class actions in the United States of America Filed by holders of American Depositary Receipts Vale S.A. and some of its executives were appointed as defendants in potential class action lawsuits filed with the Federal Court in New York, filed by investors holding American Depositary Receipts issued by Vale S.A., based on US federal securities laws. The lawsuits claim that Vale S.A. made false and misleading statements or failed to make disclosures about the risks and hazards of the Samarco Fundão dam operations and the adequacy of related programs and procedures. The plaintiffs did not specify the amounts of the alleged damages or of the alleged indemnities pleaded in these actions. On March 23, 2017, the judge rendered a decision dismissing a significant portion of the claims against Vale S.A. and the individual defendants, and determining the continuation of the action with respect to more limited requests. Requests that have not been terminated refer to certain statements contained in Vale S.A.'s sustainability reports in 2013 and 2014 on procedures, policies and risk mitigation plans and certain statements made at a conference call in November 2015 regarding responsibility of Vale S.A. for the rupture of the Fundão dam. At the end of April 2017, the "Discovery" phase began, whereby the authors submitted a preliminary request for the disclosure of documents ("Initial Disclosures"). Vale S.A. continues to contest the claims that have not yet been exhausted in relation to this lawsuit. Filed by holders of Samarco debt securities On March 2017, holders of debt securities issued by Samarco filed a class action lawsuit against Samarco, Vale S.A. and BHPB, claiming compensation for alleged U.S. federal securities laws. The plaintiffs allege that false and misleading statements would have been filed or disclosures would have been omitted on the risks and hazards of the operations of the Samarco Fundão dam and the adequacy of related programs and procedures. The plaintiffs also allege that with the collapse of the Fundão dam, Samarco's securities fell sharply in value, causing them losses and claim damages without specifying values. Vale S.A. continues to defend this lawsuit. (iv) Complaint

On October 20, 2016, the MPF filed a complaint with the Federal Court against Vale S.A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, floods, landslides, as well as for alleged crimes against the victims of the rupture of the Fundão dam. In a decision published in November 2017, the Federal Court of Ponte Nova resumed the criminal action and indicated the beginning of the evidentiary stage, but neither the dates have been designated nor the place where the hearings will be held. (v) Other lawsuits Furthermore, Samarco and its shareholders were named as defendants in several other lawsuits brought by individuals, companies, governmental entities or public prosecutors seeking pain and suffering damages and/or property damages. Due to the stage of the lawsuits involving Samarco's accident and described above, it is not possible at this time to determine a range of possible outcomes or a reliable estimate of the potential exposure to Vale S.A. Consequently, no contingent liability has been quantified and no provision is being recognized for lawsuits related to the accident. For more information related to the rupture of the dam of Samarco Mineração S.A., see section 10.1 h. 2016 Contingencies related to the Samarco accident Contingencies related to the Samarco accident are presented above. 10.4 Significant changes in accounting practices - Corrections and remarks in auditor’s opinion. a. significant changes in accounting practices 2017 There was no significant change in 2017. Normative documents issued in 2017 are related to the adoption of new accounting pronouncements or interpretations issued by the IASB, but not yet in force in 2017. (I) Pronouncements, interpretations, or updates issued by the IASB to be adopted after December 31, 2017 The pronouncements and interpretations issued in 2017 for adoption after this fiscal year have no material impact on the Company. (II) Pronouncements, interpretation, guidelines and revision approved by CVM to be adopted after December 31, 2017 • CVM Resolution No. 786, dated December 21, 2017 – Approves the Technical Interpretation ICPC 21, issued by the Accounting Pronouncements Committee, which deals with foreign currency transactions and advance (corresponding to IFRIC 22). • CVM Resolution No. 787, dated December 21, 2017 – Approves Technical Pronouncement CPC 06 (R2), issued by the Accounting Pronouncements Committee, which deals with leasing (corresponding to IFRS 16).

• CVM Resolution No. 788, dated December 21, 2017 – Approves the Technical Pronouncements Revision Document No. 12 regarding Technical Pronouncements and Technical Interpretations issued by the Accounting Pronouncements Committee (CPC). (III) Pronouncements, interpretations and guidelines issued and/or updated by CPC, adopted during year 2017 • CPC 06 (R2) – Lease operations • ICPC 21 – Foreign Currency Transaction and Advance 2016 In 2016 there was no significant change in any pronouncement. All pronouncements issued in 2016 aim at the adoption of new accounting guidelines in subsequent periods, with IFRS 16 – Leases being the most significant. IFRS 16 replaces IAS 17 Leasing operations and related interpretations and comes into force for annual periods starting on or after January 1, 2019, being adopted when it comes into force, provided that is implemented in Brazil by CPC and approved by the CVM and CFC. 2015 There were no significant changes in the accounting practices in the fiscal year of 2015. b. Significant effects of changes in accounting practices The accounting policies applied in the preparation of the financial statements are consistent with those adopted and disclosed in the financial statements of prior years. The Company has not early adopted any standards and interpretations that have been issued or amended, but which are not yet effective for the year ended December 31, 2017. The following new accounting pronouncements were issued by IASB, but are not yet effective for 2017. The Company has assessed the expected impacts on its financial statements, as detailed below: IFRS 9 Financial Instruments In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 – Financial Instruments: Recognition and Measurement. This pronouncement introduces new approaches to the classification and measurement of financial assets and liabilities, a new impairment model and new rules for hedge accounting. This pronouncement is effective for annual periods beginning on or after January 1, 2018. The Company has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new pronouncement on January 1, 2018: – Classification and measurement – IFRS 9 establishes a new approach to determine whether a financial asset should be measured at amortized cost or at fair value, which is based on the features of the cash flows of the instruments and on the business model in which an asset is held. The Company does not currently expect the impact of these changes to be significant. – Impairment – IFRS 9 requires the adoption of an expected loss model for the recognition of impairment of accounts receivables measured at amortized cost, on either a 12-month or an asset lifetime basis, in lieu of the incurred loss model under IAS 39. Given that Vale's account receivables are short-term in nature and considering its credit rating and risk management policies in place, the Company does not expect these changes will have a significant impact on its financial statements.

– Hedge accounting – the current changes in IFRS 9 related to cash flow or fair value hedge will have no impact on the Company, considering that Vale has only a net investment hedge abroad, which has not been modified by this new pronouncement. IFRS 15 Revenue from Contracts with Customers In May 2014, the IASB issued IFRS 15, which replaces IAS 18 – Revenues and related interpretations. IFRS 15 establishes the five-step model for revenue recognition arising from contracts with customers. This new pronouncement is based on the core principle that revenue is recognized when the control of a good or service transfers to the customer and for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services transferred. This pronouncement is effective for annual periods beginning on or after January 1, 2018. The Company will adopt this new standard on the required effective date using the modified retrospective adoption method. Accordingly, the Company will not be required to restate the comparative balances. During 2017, the Company performed a detailed assessment of IFRS 15, based on the contractual arrangements made with its customers across the Company’s main revenue streams. The result of this assessment and the impacts identified in relation to the first adoption of IFRS 15 are summarized below. Vale's revenue is predominantly derived from commodities sales, where the point of revenue recognition is dependent on the sales arrangement executed with the customer, which is governed by parameters established by the International Commercial Terms ("Incoterms"). There will be no significant impact on the timing of commodities revenue recognition under the new standard adopted, since usually the transfer of risks and rewards and the transfer of control under the sales contracts are at the same point in time. However, a significant proportion of Vale's sales are made under CFR (Cost and Freight) or CIF (Cost, Insurance and Freight) Incoterms, under which the Company is responsible for providing freight services after the date that Vale transfers control of the goods to the customers. Currently, the revenue from freight services are recognized upon loading, as well as the related costs, and are not considered a separate service under IAS 18. Under IFRS 15, the provision of freight services under CFR and CIF modes will be a distinct service and, therefore, a separate performance obligation to which a proportion of the transaction price should be allocated and recognized in the income statement over time as the freight services are provided. The impact on the timing of revenue recognition of the proportion allocated to the freight service is deemed not significant to the Company's year-end results. Therefore, such revenue will not be presented separately in the Company’s financial statements. The accounting treatment for contracts with provisional pricing features that are currently considered as an embedded derivative, in accordance with IAS 39 – Financial Instruments, shall remain unchanged in accordance with IFRS 15 and IFRS 9 – Financial Instruments. In addition to it, IFRS 15 introduces a new disclosure requirement for the provisional prices impact on the financial statements. When applicable, systems and processes will be tailored to allow the disclosure of this information in the Company's financial statements. IFRS 15 also requires the Company to treat deferred revenue from the gold stream sales transaction as variable and, therefore, it must be adjusted each time there is a change in the estimate of future production. The Company does not expect a significant adjustment arising from the adoption of this new standard. IFRS 16 Lease

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 – Lease operations and related interpretations. The IFRS 16 sets forth that the lessee must recognize all leases on the balance sheet, as the distinction between operating and finance leases is removed. This pronouncement provides certain exemptions from recognizing leases on the balance sheet, including contracts where the underlying asset is of low value or the lease term is 12 months or less. Pursuant to this new pronouncement, the Company will be required to recognize right of use lease assets and lease liabilities on the balance sheet. Liabilities are measured based on the present value of future payments under the lease agreement. The right of use lease asset generally reflects the lease liability. This pronouncement shall apply for annual periods beginning on or after January 1, 2019. The Company has commenced the qualitative analysis of its main contracts and will continue to assess the quantitative potential effect of IFRS 16 during 2018, which depends on the decision regarding the transition method and the use of practical expedients and/or exemptions It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new pronouncement and how this may affect the Company’s income statement.

c. Corrections and emphasis in the auditor's opinion There were no corrections in the opinions drafted by our independent auditors relating to the financial statements for 2015, 2016, and 2017. There are no emphasis-of-matter paragraphs in the financial statements for fiscal years ending on December 31, 2015, 2016 and 2017. 10.5 – Critical Accounting Policies The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies. These estimates are based on experience, best knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to revision of estimates. Actual future results may differ from the estimates. Significant estimates and judgments applied by the Company in preparing these financial statements are thus presented: a) Deferred revenue – Gold stream Defining the gain on sale of mining rights and the deferred revenue portion of the transaction required the use of critical accounting estimates, as follows: – Discount rates used to measure the present value of future inflows and outflows; – Allocation of costs between nickel or copper and gold based on relative prices; – Expected margin for the independent elements (sale of mining rights and services for gold extraction) based on Company's best estimate. b) Deferred income taxes Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future results, supported by economic and financial projections, prepared based on internal assumptions and macroeconomic business and tax scenarios that may be subject to changes in the future. The assumptions of future profits are based on the production, sales planning, commodity prices, operational costs, capital costs planning and restructuring. c) Consolidation In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control. The Company holds a majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), and the management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the entity's activities. As a result, these entities are accounted for under the equity method due to shareholders' agreements, where relevant decisions are shared with other parties.

d) Mineral Reserves and Useful Life of the Mines The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves of the Company. The estimated volume of mineral reserves is used as a basis for calculating the portion of the mining assets that is depleted, and their estimated useful life is a major factor in quantifying the provision of environmental recovery of the mines and the impairment of long-term assets. Any change to the estimate of the volume of reserves of the mines and the useful lives of the related assets may have a significant impact on the depreciation, depletion and amortization charges and the impairment assessment. e) Impairment of assets The Company determines its cash flows based on budgets approved by management, which use the following assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sales prices consistent with projections available in the reports published by the industry, considering the market quotation, when appropriate; (iv) useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect the specific risks of each cash-generating unit. These assumptions are subject to risks and uncertainties. Hence, there is a possibility that changes in circumstances will change these projections, which may affect the impairment of the assets. f) Liabilities related to interest in affiliates and joint ventures The provision requires the use of assumptions that may be affected primarily by: (i) changes in the scope of work included in the Agreement as a result of further technical analysis and ongoing negotiations with the Federal Prosecution Office; (ii) resolution of the uncertainty regarding the resumption of Samarco's operations; (iii) discount rate updates; and (iv) resolution of existing legal claims. As a result, the expenses to be incurred in the future may differ from the amounts provisioned and changes in these estimates may result in a material impact on the amount of the provision in the future. At each reporting period, the Company will reassess the main assumptions used by Samarco in the preparation of the projected cash flow, and any changes will be reflected in the respective provision, when applicable. g) Fair value estimate The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods. Assumptions are based on market conditions existing at the balance sheet date. h) Asset retirement obligations Judgment is required to determine the main assumptions used in the measurement of the asset retirement obligations, such as interest rate, cost of closure, useful life of the asset, considering the current stage of depletion, and the projected dates of depletion of each mine. Any change in these assumptions may significantly affect the provisioned amount. Therefore, the Company considers the accounting estimates related to the costs for the closure of the mine as a critical accounting estimate. These estimates are reviewed each year. i) Litigation

By their nature, legal suits will be resolved when one or more future events occur or fail to occur. Typically, the occurrence or not of such events does not depend on the Company, and the uncertainties in the legal environment involves exercising significant estimates and judgments of the part of the Management regarding the potential outcomes of future events. j) Retirement benefit obligations The amounts reported in this account depend on a number of factors that are determined based on actuarial calculations using several assumptions to determine the costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions will affect the accounting records. At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to determine the fair value of assets and liabilities, costs and expenses and future values of estimated cash outflows, which are recorded in the pension plan obligations. 10.6 – Significant items Not Included in the Financial Statements a. Assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items) i. Operational leases, assets and liabilities Vale has operational lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização, under which Vale leases its pelletizing plants. These operational leases are in effect for 3 and 10 years, and are renewable. The Company also hold operational leasing contracts for the exploration and processing of iron ore with joint ventures and port operations with third parties. Future minimum payment obligations for operational leases are as follows, on December 31, 2017: In R$ billion 2018 2019 2020 2021 2022 and subsequent periods All minimum payments required 0.935 0.633 0.593 0.588 0.732 3.481 ii. offset portfolio of receivables where the entity maintains risks and responsibilities, including respective liabilities There is no offset portfolio of receivables where Vale maintains risks and responsibilities, that are not included in the Company balance sheet. iii. Agreement for future sale and purchase of products or services The commitments with purchase obligations derive mainly from contracts for the acquisition of fuel and energy, and the acquisition of raw materials and services. The future minimum payment commitments referring to the future obligation of purchases are the following, for the date of December 31, 2017:

In R$ billion 2018 2019 2020 2021 2022 and subsequent periods All minimum payments required 7.248 3.378 2.269 1.997 12.442 27.334 iv. Unfinished construction agreements There are no unfinished construction agreements that are not included in the Company balance sheet. v. Agreements for futures from financing Nickel operations – Indonesia PT Vale Indonesia Tbk ("PTVI"), which is a subsidiary of the Company and a public company in Indonesia, has an agreement in force with the Indonesian Government to operate its mining licenses, which includes a commitment to divest 20% of PTVI's shares to the Indonesian market by October 2019 (approximately 20% of PTVI's shares are already listed on the Indonesian Stock Exchange). The existing major shareholders, Vale Canada and Sumitomo Metal Mining, Co., Ltd., will comply with the divestment obligation on a pro rata basis. (II) Guarantees granted On December 31, 2017, the total of guarantees granted by Vale (within the limit of its indirect or direct interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$ 1.250 billion and R$ 4.952 billion, respectively. The net values of property, plant and equipment pledged to secure judicial claims correspond, on December 31, 2017 and 2016, to R$ 50 million and R$ 113 million, respectively.

(b) other items not evident in the financial statements

Railway transportation companies

The Company entered into concession contracts with the Federal Government, through the Ministry of Transport, for exploration and development of public railway transport of cargo and passengers, under supervision of the National Agency of Ground Transportation (ANTT). The accounting records of concessions are classified as intangible assets.

Termination of the concession for the railways Vitória-Minas and Carajás are June 2027. The contractual bases and expiration dates of the railway transport did not change during the period.

The concession will be terminated in case of end of the contractual period, expropriation, forfeiture, cancellation, bankruptcy or closure of the Concessionary.

Port Terminals

Vale owns specialized port terminals, as follows:

Terminal de Tubarão	Vale S.A.	Vitória - ES	2039
Terminal de Praia Mole	Vale S.A.	Vitória - ES	2039
Terminal Marítimo de Ponta da Madeira	Vale S.A.	São Luis - MA	2039
Terminal da Ilha Guaíba	Vale S.A.	Mangaratiba – RJ	2039
Terminal de Exportação de Minério	CPBS – Companhia Portuária Baía de Sepetiba	Itaguaí/RJ	2021
Terminal de Gregório Curvo	MCR – Mineração Corumbaense Reunida S.A.	Corumbá/MS	2039

Except for Terminal de Exportação de Minério granted to CPBS – Companhia Portuária Baía de Sepetiba, the Adherence Agreements applicable to other port terminals were adapted to the new port law, Law 12.815/2013, and new agreements were executed in September 2014, for 25 years, renewable for equal periods.

There are no other items not shown in Vale's financial statements other than those previously reported.

10.7 – Comments on items not evidenced in the Financial Statements

(a) how these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the issuer financial statements

Vale's Directors do not expect relevant effects on the operations described in item "10.6" of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating result, financial expenses or other items in Vale's financial information.

(b) nature and purpose of the operation

For a description of the nature and purpose of each operation, see item "10.6" in this Reference Form.

(c) nature and amount of obligations and rights in favor of the issuer arising out of the operation For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item "10.6" of this Reference Form. 10.8 – Company Business Plan a. Investments, including: (i) qualitative and quantitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments. b. Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity c. New products and services, including: (i) description of ongoing research already published; (ii) the total amounts spent by the issuer on research to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new products or services Note: To convert the amounts of investments made, the average exchange rate in the periods has been used for conversion. In 2017, Vale's investments (execution of projects and maintenance of operations) totaled R$ 12.275 billion. The investment for project execution was R$ 5.158 billion, while for maintenance of existing operations was R$ 7.117 billion. Investments on corporate social responsibility totaled R$ 1.952 billion, comprised of R$ 1.553 billion in environmental protection and conservation and R$ 399 million in social projects. In 2016, Vale's investments (execution of projects and maintenance of operations) totaled R$ 18.062 billion. The investment for project execution was R$ 10.796 billion, while for maintenance of existing operations was R$ 7.266 billion. Investments on corporate social responsibility totaled R$ 2.458 billion, comprised of R$ 1.962 billion in environmental protection and conservation and R$ 496 million in social projects. In 2015, Vale's investments (execution of projects and maintenance of operations) totaled R$ 27.202 billion. The investment for project execution was R$ 18.381 billion, while for maintenance of existing operations was R$ 8.821 billion. Investments on corporate social responsibility totaled R$ 2.673 million, comprised by R$ 1.764 million in environmental protection and R$ 909 million in social projects. Starting in 2013, expenses with Research and Development (R&D) were not included in the investments amount, which, in turn, include project execution and maintenance of existing operations, and are based in disbursements. The main acquisitions are discussed in item “10.3” of this Reference Form. In 2016, Vale started operations in three projects: the mine and plant of S11D, Moatize II and CSP. In 2015, Vale started operations in three projects: Conceição Itabiritos II, Cauê Itabiritos and Nacala Port.

2018 Capital Budget

In November 2017, the Board of Directors approved the investments budget for 2018, in the amount of US$ 3.837 billion (equivalent to R$ 12.854 billion), including disbursements of US$ 972 million (equivalent to R$ 3.256 billion) for the execution of projects, and US$ 2.865 billion (equivalent to R$ 9.598 billion) dedicated to the sustaining of existing operations and replacement projects.

Vale's main iron ore growth initiative, the S11D mine and plant project, in addition to its integrated infrastructure, CLN S11D, accounts for 82% of the US$ 972 million budgeted for the development of projects in 2017.

The following table shows the estimated allocation of investments for the sustaining of existing operations:

INVESTMENTS TO MAINTAIN OPERATIONS IN 2018 – ALLOCATION BY BUSINESS SEGMENTS[1]						
US$ million	**Operations**	**Tailings Dam and Piles**	**Health and Safety**	**Corporate Social Responsibility**	**Administrative and Others**	**Total**
Ferrous minerals	1,028	213	206	62	119	1,628
Base metals	749	35	188	44	27	1,043
Coal	150	-	14	16	3	182
Others	4	-	-	-	8	12
Total	1,931	248	408	121	157	2,865

[1] Includes the Clean AER project.

The following table shows the main projects under development by Vale and/or by companies in the group:

		Executed capex			**Estimated capex**		
		R$ million					
Project	**Estimated start-up**	**2015**	**2016**	**2017**	**2018**	**Total**	**Status**
Project CLN S11 D Increase logistic capacity of Northern System to support S11D mine, including duplicating approximately 570 km of railroad, building 101 km of a new railroad branch, purchase of wagons and locomotives and onshore and offshore expansion at the Ponta da Madeira Maritime terminal. Increase nominal logistic capacity on the Carajás Railroad to approximately 230 Mtpa.	1H14 to 2H19	3,910	3,507	2,108	2,064	22,012	Expansion of the offshore port had its start-up. Expansion of the onshore port achieved 93% of physical progress. Duplication of the railroad achieved 80% of physical progress, totaling 505 km delivered.
							88% of physical progress.

10.9 – Other factors with relevant influence on the operating performance that have not been identified or commented on other items in this section. There are no other facts occurred in the last three fiscal years with relevant influence on the operational performance other than those identified and commented in other items in this section.

Financial Statements

December 31, 2017

BRGAAP in R$ (English)

Vale S.A. Financial Statements

Contents

Page
Independent auditor’s report on the financial statements	3
Consolidated and Parent Company Income Statement	12
Consolidated and Parent Company Statement of Comprehensive Income	13
Consolidated and Parent Company Statement of Cash Flows	14
Consolidated and Parent Company Statement of Financial Position	15
Consolidated Statement of Changes in Equity	16
Consolidated and Parent Company Value Added Statement	17
Notes to the Financial Statements	18
1. Corporate information
2. Basis for preparation of the financial statements
3. Information by business segment and by geographic area
4. Special events occurred during the year
5. Costs and expenses by nature
6. Financial results
7. Deferred revenue - Gold stream transaction
8. Income taxes
9. Basic and diluted earnings (loss) per share
10. Accounts receivable
11. Inventories
12. Recoverable taxes
13. Other financial assets and liabilities
14. Non-current assets and liabilities held for sale and discontinued operations
15. Investments
16. Noncontrolling interest
17. Intangibles
18. Property, plant and equipment
19. Impairment and onerous contracts
20. Loans, borrowings, cash and cash equivalents and financial investments
21. Liabilities related to associates and joint ventures
22. Financial instruments classification
23. Fair value estimate
24. Derivative financial instruments
25. Provisions
26. Asset retirement obligations
27. Litigation
28. Employee benefits
29. Stockholders’ equity
30. Related parties
31. Commitments
32. Risk management
33. Additional information about derivatives financial instruments

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17° andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Independent auditor’s report on the financial statements

To The Stockholders, Board Members and Management of

Vale S.A.

Rio de Janeiro - RJ

Opinion

We have audited the individual and consolidated financial statements of Vale S.A. (“the Company”), identified as Parent Company and Consolidated, respectively, which comprise the individual and consolidated balance sheet as of December 31, 2017, the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes comprising significant accounting policies and other explanatory information. In our opinion, the aforementioned financial statements present fairly, in all material respects, the individual and consolidated financial position of Vale S.A. as of December 31, 2017, and of its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the individual and consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements of Ethics Standards Boards for Accountants and Professional Standard issued by Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.                                      Impairment - Individual and consolidated financial statements

As per Notes 17,18 and 19 to the financial statements

Matter

The assessment with respect to the recoverability of property, plant and equipment (“PP&E”), intangible assets and goodwill, and definition of Cash-Generating Units (CGUs) encompasses significant judgments concerning factors related to the level of future production, commodities price, production cost and economic assumptions such as discount rates, inflation rates and exchange rates of the countries where the Company operates. Due to the materiality of PP&E, intangible assets and goodwill, and to the level of uncertainty for determining the related impairment, which may impact the value of those assets in the individual and consolidated financial statements and the value of the investment recorded under the equity pick-up method in the parent company’s financial statements, we considered this subject as a significant matter for the audit.

Our procedures included, among others:

•                                          Design, implementation and operating effectiveness testing of the relevant internal controls on the valuation of the Company’s assets, including those aimed at identifying the need for recording or reversing impairment;

•                                          Assessment of the Company’s assumptions and estimates to determine the recoverable value of its assets, including the ones related to production, production cost, capital investments, discount rates and exchange rates;

•                                          Assessment of the definition and identification criteria for Cash-Generating Units (CGUs);

•                                          Assessment, with the support of our specialists in economic and financial assumptions, of the cash flow forecast, reasonableness and consistency of the assumptions used in the preparation of the cash flow forecasts and comparison of those assumptions with market information. Based on our knowledge of the Company and Industry, preparation of sensitivity analysis;

•                                          Arithmetic checking of the economic models regarding future cash flows and forecast results, combining them with accounting information and management reports and approved business plans; and

•                                          Appropriateness assessment of the disclosure in relation to the testing of the value in use and the comparison of the latter with the fair value, net of costs to sell, in the applicable cases.

Based on the evidence obtained through the summarized procedures above, we considered acceptable the balances presented for property, plant and equipment, intangible assets and goodwill, as well as the respective disclosures in the accompanying notes, in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2017.

2.                                      Asset Retirement Obligation (ARO) - Individual and consolidated financial statements

As per Notes 25 and 26 to the financial statements

Matter

As a result of its operations, the Company incurs in obligations to restore and rehabilitate the environment on retiring the areas. The areas and environment rehabilitation is required by the combination of both the legislation in force and the Company’s policies. Estimating costs related to those future activities requires considerable judgment in relation to factors such as how long a certain area will be used, the time required to rehabilitate and certain economic assumptions such as the discount rate and foreign currency exchange rates. Due to the relevance of the asset retirement obligations and the level of uncertainty for the determination of its estimate, which may impact the amount of this provision in the individual and consolidated financial statements and the amount of the investment recorded under the equity pick-up method in the financial statements of the parent company, we consider this subject as a significant matter for the audit.

Our procedures included, among others:

•                                          Design, implementation and operating effectiveness testing of the relevant internal controls related to the determination of estimates for the asset retirement obligation provision to restore and rehabilitate areas commercially exploited by the Company;

•                                          Analysis of assumptions used, including the base cost of the areas to be left, inflation rates, discount rates and risk rates;

•                                          Analysis of the provision movement for the year related to the retired, restored/rehabilitated areas, and the relevant environmental obligation, aiming at verifying the primary inputs such as costs, inflation and discount rates, as well as an approved retirement plan; and

•                                          Evaluate, with the support of our corporate finance specialists, the reasonableness and consistency of the assumptions used in preparation of the estimative of the asset retirement obligation provision in the areas commercially exploited by the Company;

•                                          Arithmetic review of the estimative results, comparing them with the accounting information and management reports; and

•                                          Appropriateness assessment of the disclosure in relation to the obligations to rehabilitate the environment on retiring the areas.

Based on the evidence obtained through the procedures described above, we considered acceptable the balance of the asset retirement obligation provision to restore and rehabilitate areas commercially exploited by the Company, in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2017.

3.                                      Income taxes - Individual and consolidated financial statements

As per Note 8 to the financial statements.

Matter

The Company has operations in various countries, each one with its own taxation regime. The nature of the Company’s activities triggers various tax liabilities, including tax on income, and social contributions. The nature of the Company’s commodities export operations also create complexities related to international transfer pricing issues. Applying tax legislation is a complex and highly specialized activity, which requires judgment for the assessment of tax exposure estimates and for quantification of contingent liabilities. Due to the level of uncertainty and judgment involved in determining this estimate that may impact the amount recorded in the individual and consolidated financial statements and the amount of the investment recorded under the equity pick-up method in the parent company’s financial statements, we consider this subject as a significant matter for the audit.

Our procedures included, among others:

•                                          Design, implementation and operating effectiveness testing of the relevant internal controls related to the determination of estimates for recording the amounts of provisions for taxes and contributions payable and taxes to be offset by the Company;

•                                          With the support of our specialists from the tax department, we assess the criteria used for determining and paying taxes and contributions and the assumptions used by the Company to determine the provisions and amounts disclosed as tax exposure and contingencies;

•                                          We compare the assumptions used by the Company with the tax legislation applicable to each jurisdiction, and in relation to market practices and assessments performed by ourselves, based on our knowledge of and experience in the Company’s operations in the use of the aforementioned legislation and on applicable precedents and sentences; and

•                                          Assessment of the appropriateness of the Company’s disclosures, particularly disclosures regarding current and deferred taxes and contributions and possible tax exposure.

Based on the evidence obtained through the summarized procedures above, we considered acceptable the balance of deferred taxes and contributions payable on income in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2017.

4.                                      Provisions for litigation and disclosures of contingent liabilities - Individual and consolidated financial statements

As per Note 27 to the financial statements

Matter

The Company is a party (as defendant) to various litigation of tax, civil and labor nature deriving from the ordinary course of its activities. The measurement, accounting recognition of a provision, and the disclosures of Provisions and Contingent Liabilities, related to the aforementioned litigation, require judgment from the Company’s professionals and from its legal advisors with respect to the integrity of the existing cases, the appropriateness of the provisions recorded and their corresponding disclosures. Due to the materiality, complexity and judgment involved in the assessment and measurement of the Provisions and Contingent Liabilities, which may impact the amount recorded in the individual and consolidated financial statements and the amount of the investment recorded under the equity pick-up method in the financial statements of the parent company and, the disclosures of contingent liabilities, we consider this subject as a significant matter for the audit.

Our procedures included, among others:

•                                          Design, implementation and operating effectiveness testing of the internal control related to the determination of estimates for recording the amounts in accordance with the loss prognosis for the lawsuits;

•                                          Assessment of the sufficiency of provisions recognized and the amount of contingent liabilities disclosed, by means of analysis of criteria and assumptions used for measuring amounts recorded as provision and/or amounts disclosed, and took into account the assessments prepared by the Company’s internal and external legal advisors, and comparison with the existing precedents;

•                                          Assess the analysis of chances of loss regarding existing documentation and information related to the principal proceedings and complaints involving the Company through external confirmation of balances with their internal and external legal advisors;

•                                          Assessment of the appropriateness of the Company’s disclosures in relation to lawsuits provision and contingent liabilities.

Based on the evidence obtained through the procedures summarized above, we considered acceptable the balances of the provision for litigation and disclosures of contingent liabilities in the context of the individual and consolidated financial statements taken as a whole for the year ended December 31, 2017.

5.                                      Financial Instruments - Individual and consolidated financial statements

As per Notes 22, 23, 24 and 33 to the financial statements.

Matter

The Company contracts financial instruments which much be measured and assessed at their fair value - including derivative financial instruments, forward operations, swap operations, futures operations and zero cost-collars - as a strategy to hedge equity. Additionally, beginning on January 1st, 2017, the Company adopted hedge accounting for investments in foreign operations, designating its foreign currency loans as an instrument in a hedge transaction for its net investments in foreign operations, in order to mitigate exchange rate risk in its individual and consolidated financial statements.Estimating the fair value of financial instruments not traded on active markets requires considerable judgment from the Company when determining prices or parameters and assumptions such as the classification of fair value hierarchy, discount rates for calculating present value, taking the existing market conditions into account as of the reporting date. Due to the materiality, complexity and judgment involved in assessing and measuring the financial instruments, whether derivative financial instruments or not, which may impact the amount recorded in the individual and consolidated financial statements and the amount of the investment recorded under the equity pick-up method in the financial statements of the parent company, we consider this subject as a significant matter for the audit.

Our procedures included, among others:

•                                          Design, implementation and operating effectiveness testing of the relevant internal controls related to the process of identifying and valuing financial instruments;

•                                          We tested the models developed by the Company, with the support of our specialists in financial instruments, to determine fair values and reasonableness of data, parameters and information included in the pricing models used, recalculated the amount of operations, and compared the assumptions used to determine fair values with similar operations performed in the marketplace;

•                                          With support of our specialists, we obtained an understanding of the hedge strategies adopted by the Company including those related to hedge accounting for net investments in foreign operations. We evaluated the adequacy of the documentation prepared by the Company that supports the designation as hedge accounting, specifically the formal designations containing the descriptions of all strategies and methodologies used to measure effectiveness. We also recalculated the effectiveness test of prospective and retrospective coverage prepared by the Company. In addition, we compared the amounts measured with those presented in the note disclosures.

•                                          Assessment of the appropriateness of the Company’s disclosures, regarding sensitivity analyses, interest rate risk and foreign exchange risk, and the classification of instruments, among others.

Based on the evidence obtained through the procedures described above, we considered acceptable the balances of financial instruments including hedge accounting for net investments in foreign operations, in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2017.

Other Information - Statement of Added Value

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2017, prepared under the responsibility of the Company’s management, and presented as supplementary information for IFRS purposes, was submitted for the auditing procedures jointly with audit of the Company’s financial statements. For the purposes of forming our opinion, we evaluate whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria as defined in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, this statement of value added have been properly prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and is consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for the other information, which comprises the Management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report regarding this matter.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) , and for such internal control as management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries financial reporting process.

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•                                          Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•                                          Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•                                          Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•                                          Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•                                          Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•                                          Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the (consolidated) financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter, or, when in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 27, 2018

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052428/O-2

Income Statement

In millions of Brazilian reais, except earnings per share data

			Year ended December 31
			Consolidated			Parent company
	Notes		2017	2016	2015	2017	2016
Continuing operations
Net operating revenue	3	(d)	108,532	94,633	78,057	64,037	46,424
Cost of goods sold and services rendered	5	(a)	(67,257)	(61,143)	(62,780)	(33,327)	(29,663)
Gross profit			41,275	33,490	15,277	30,710	16,761

Operating (expenses) income
Selling and administrative expenses	5	(b)	(1,697)	(1,755)	(2,009)	(959)	(1,021)
Research and evaluation expenses			(1,086)	(1,098)	(1,326)	(679)	(677)
Pre operating and operational stoppage			(1,317)	(1,570)	(3,127)	(941)	(684)
Equity results from subsidiaries			—	—	—	5,277	6,503
Other operating expenses, net	5	(c)	(1,338)	(937)	(588)	(893)	(1,166)
			(5,438)	(5,360)	(7,050)	1,805	2,955
Impairment and other results on non-current assets	15, 18 and 19		(1,025)	(4,168)	(33,893)	(549)	205
Operating income (loss)			34,812	23,962	(25,666)	31,966	19,921

Financial income	6		11,074	27,657	25,968	8,864	25,656
Financial expenses	6		(20,724)	(21,355)	(62,021)	(18,225)	(19,900)
Equity results in associates and joint ventures	15		302	1,111	(1,526)	302	1,111
Impairment and other results in associates and joint ventures	15, 19 and 21		(579)	(4,353)	(1,431)	(579)	(4,233)
Income (loss) before income taxes			24,885	27,022	(64,676)	22,328	22,555

Income taxes	8
Current tax			(2,664)	(3,307)	(1,148)	(1,158)	(2,186)
Deferred tax			(1,943)	(6,260)	20,487	(957)	(2,908)
			(4,607)	(9,567)	19,339	(2,115)	(5,094)

Net income (loss) from continuing operations			20,278	17,455	(45,337)	20,213	17,461
Net income (loss) attributable to noncontrolling interests			65	(6)	(1,815)	—	—
Net income (loss) from continuing operations attributable to Vale’s stockholders			20,213	17,461	(43,522)	20,213	17,461

Discontinued operations	14
Loss from discontinued operations			(2,608)	(4,159)	(660)	(2,586)	(4,150)
Net income (loss) attributable to noncontrolling interests			(22)	(9)	31	—	—
Loss from discontinued operations attributable to Vale’s stockholders			(2,586)	(4,150)	(691)	(2,586)	(4,150)

Net income (loss)			17,670	13,296	(45,997)	17,627	13,311
Net income (loss) attributable to noncontrolling interests			43	(15)	(1,784)	—	—
Net income (loss) attributable to Vale’s stockholders			17,627	13,311	(44,213)	17,627	13,311

Earnings (loss) per share attributable to Vale’s stockholders:
Basic and diluted earnings (loss) per share (restated):	9
Common share (R$)			3.39	2.56	(8.51)	3.39	2.56

The accompanying notes are an integral part of these financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

	Year ended December 31
	Consolidated			Parent company
	2017	2016	2015	2017	2016
Net income (loss)	17,670	13,296	(45,997)	17,627	13,311
Other comprehensive income (loss):
Items that will not be reclassified subsequently to the income statement
Retirement benefit obligations	(164)	(266)	257	(125)	(107)
Equity results in associates and joint ventures	—	—	—	(39)	(156)
Total items that will not be reclassified subsequently to the income statement, net of tax	(164)	(266)	257	(164)	(263)

Items that may be reclassified subsequently to the income statement
Translation adjustments	3,337	(14,188)	35,944	3,309	(13,283)
Cash flow hedge	—	20	2,632	—	—
Net investments hedge	(310)	4	2	(310)	—
Equity results in associates and joint ventures	—	16	(17)	—	30
Transfer of realized results to net income	(34)	(276)	(1,157)	—	(266)
Total of items that may be reclassified subsequently to the income statement, net of tax	2,993	(14,424)	37,404	2,999	(13,519)
Total comprehensive income (loss)	20,499	(1,394)	(8,336)	20,462	(471)

Comprehensive income (loss) attributable to noncontrolling interests	37	(923)	(252)
Comprehensive income (loss) attributable to Vale’s stockholders	20,462	(471)	(8,084)
From continuing operations	20,568	(13)	(8,439)
From discontinued operations	(106)	(458)	355
	20,462	(471)	(8,084)

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Year ended December 31
	Consolidated			Parent company
	2017	2016	2015	2017	2016
Cash flow from operating activities:
Income (loss) before income taxes from continuing operations	24,885	27,022	(64,676)	22,328	22,555
Continuing operations adjustments for:
Equity results in investees	(302)	(1,111)	1,526	(5,579)	(7,614)
Impairment and other results on non-current assets	1,025	4,168	33,893	549	(205)
Impairment and other results in associates and joint ventures	587	4,353	1,431	579	4,233
Depreciation, amortization and depletion	11,842	12,107	12,450	5,604	5,209
Financial results, net	9,650	(6,302)	36,053	9,361	(5,756)
Changes in assets and liabilities:
Accounts receivable	3,983	(9,863)	5,212	15,301	4,503
Inventories	(1,030)	616	(749)	(612)	(135)
Suppliers and contractors	691	768	2,143	670	243
Provision - Payroll, related charges and others remunerations	1,236	435	(1,713)	980	714
Other taxes assets and liabilities, net	(976)	(371)	(687)	(514)	(227)
Deferred revenue - Gold stream	—	1,683	1,670	—	—
Other assets and liabilities, net	(1,734)	2,225	(896)	677	(1,923)
	49,857	35,730	25,657	49,344	21,597
Interest on loans and borrowings paid	(5,373)	(5,894)	(4,812)	(5,911)	(5,905)
Derivatives paid, net	(763)	(5,604)	(3,771)	(577)	(2,215)
Interest on participative stockholders’ debentures paid	(428)	(268)	(209)	(428)	(268)
Income taxes	(1,763)	(1,401)	(1,790)	(824)	(69)
Income taxes - Settlement program	(1,559)	(1,426)	(1,284)	(1,527)	(1,397)
Net cash provided by operating activities from continuing operations	39,971	21,137	13,791	40,077	11,743

Cash flow from investing activities:
Financial investments redeemed (invested)	(256)	45	932	(255)	15
Loans and advances - net receipts (payments) (note 21)	(1,421)	(698)	(34)	(8,037)	3,069
Guarantees and deposits - net receipts (payments)	(150)	(141)	(246)	(143)	(127)
Additions to investments	(292)	(875)	(332)	(1,895)	(1,918)
Additions to property, plant and equipment and intangible	(12,236)	(17,343)	(26,931)	(8,413)	(11,494)
Proceeds from disposal of assets and investments (note 15)	2,926	1,785	5,211	23	169
Dividends and interest on capital received from associates and joint ventures	739	669	1,064	2,645	1,591
Proceeds from gold stream transaction	—	885	1,156	—	—
Net cash used in investing activities from continuing operations	(10,690)	(15,673)	(19,180)	(16,075)	(8,695)

Cash flow from financing activities:
Loans and borrowings
Additions	6,223	25,667	16,603	2,014	10,126
Repayments	(28,878)	(26,630)	(9,949)	(21,058)	(11,651)
Transactions with stockholders:
Dividends and interest on capital attributed to stockholders	(4,667)	(857)	(5,026)	(4,667)	(857)
Dividends and interest on capital paid to noncontrolling interest	(404)	(972)	(46)	—	—
Transactions with noncontrolling stockholders (note 15)	(305)	(69)	3,875	—	19
Net cash provided by (used in) financing activities from continuing operations	(28,031)	(2,861)	5,457	(23,711)	(2,363)

Net cash provided by (used in) discontinued operations (note 14)	(817)	(527)	785	—	—

Increase in cash and cash equivalents	433	2,076	853	291	685
Cash and cash equivalents in the beginning of the period	13,891	14,022	10,555	1,203	518
Effect of exchange rate changes on cash and cash equivalents	38	(2,207)	2,614	—	—
Effects of disposals of subsidiaries and merger, net on cash and cash equivalents	(44)	—	—	382	—
Cash and cash equivalents at end of the period	14,318	13,891	14,022	1,876	1,203

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	1,179	2,291	2,531	1,176	1,679

The accompanying notes are an integral part of these financial statements.

Statement of Financial Position

In millions of Brazilian reais

	Consolidated				Parent company
			December 31,	December 31,	December 31,	December 31,
	Notes		2017	2016	2017	2016
Assets
Current assets
Cash and cash equivalents	20		14,318	13,891	1,876	1,203
Accounts receivable	10		8,602	11,937	9,560	26,223
Other financial assets	13		6,689	951	409	665
Inventories	11		12,987	10,913	4,601	3,982
Prepaid income taxes			2,584	518	2,378	312
Recoverable taxes	12		3,876	5,296	2,091	3,962
Others			1,780	2,047	1,542	972
			50,836	45,553	22,457	37,319
Non-current assets held for sale	14		11,865	27,994	7,082	8,936
			62,701	73,547	29,539	46,255
Non-current assets
Judicial deposits	27	(c)	6,571	3,135	6,110	2,681
Other financial assets	13		10,690	2,041	1,865	2,178
Prepaid income taxes			1,754	1,718	—	—
Recoverable taxes	12		2,109	2,368	2,062	2,223
Deferred income taxes	8	(a)	21,959	23,931	14,200	15,299
Others			882	899	810	618
			43,965	34,092	25,047	22,999

Investments	15		11,802	12,046	117,387	107,539
Intangibles	17		28,094	22,395	13,471	11,314
Property, plant and equipment	18		181,535	180,616	102,978	102,056
			265,396	249,149	258,883	243,908
Total assets			328,097	322,696	288,422	290,163

Liabilities
Current liabilities
Suppliers and contractors			13,367	11,830	7,503	7,116
Loans and borrowings	20		5,633	5,410	4,378	4,171
Other financial liabilities	13		1,237	2,499	4,413	9,956
Taxes payable	8	(d)	2,307	2,144	1,991	1,883
Provision for income taxes			1,175	556	—	—
Liabilities related to associates and joint ventures	21		1,080	951	1,080	951
Provisions	25		4,610	3,103	2,904	1,792
Dividends and interest on capital	29	(d)	4,742	2,660	4,439	2,602
Others			5,307	3,903	2,552	1,242
			39,458	33,056	29,260	29,713
Liabilities associated with non-current assets held for sale	14		3,899	3,554	—	—
			43,357	36,610	29,260	29,713
Non-current liabilities
Loans and borrowings	20		68,759	90,154	28,966	47,877
Other financial liabilities	13		9,575	6,804	54,955	56,802
Taxes payable	8	(d)	16,176	16,170	15,853	15,838
Deferred income taxes	8	(a)	5,687	5,540	—	—
Provisions	25		23,243	18,730	6,900	4,396
Liabilities related to associates and joint ventures	21		2,216	2,560	2,216	2,560
Deferred revenue - Gold stream			6,117	6,811	—	—
Others			4,861	5,615	6,514	5,736
			136,634	152,384	115,404	133,209
Total liabilities			179,991	188,994	144,664	162,922

Stockholders’ equity	29
Equity attributable to Vale’s stockholders			143,758	127,241	143,758	127,241
Equity attributable to noncontrolling interests			4,348	6,461	—	—
Total stockholders’ equity			148,106	133,702	143,758	127,241
Total liabilities and stockholders’ equity			328,097	322,696	288,422	290,163

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

				Results from						Equity	Equity
		Results on		operation with			Unrealized	Cumulative		attributable to	attributable to	Total
		conversion of		noncontrolling	Profit	Treasury	fair value	translation	Retained	Vale’s	noncontrolling	stockholders’
	Share capital	shares	Capital reserve	interest	reserves	stocks	gain (losses)	adjustments	earnings	stockholders	interests	equity
Balance at December 31, 2014	77,300	50	—	(970)	53,085	(2,746)	(4,553)	24,248	—	146,414	3,187	149,601
Loss	—	—	—	—	—	—	—	—	(44,213)	(44,213)	(1,784)	(45,997)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	260	—	—	260	(3)	257
Cash flow hedge	—	—	—	—	—	—	1,458	—	—	1,458	—	1,458
Available-for-sale financial instruments	—	—	—	—	—	—	2	—	—	2	—	2
Translation adjustments	—	—	—	—	—	—	(1,040)	35,449	—	34,409	1,535	35,944
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	—	(5,026)	—	—	—	—	(5,026)	—	(5,026)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(123)	(123)
Acquisitions and disposal of noncontrolling interest (note 15)	—	—	—	(911)	—	—	—	(1,233)	—	(2,144)	5,317	3,173
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	130	130
Appropriation to undistributed retained earnings	—	—	—	—	(44,213)	—	—	—	44,213	—	—	—
Balance at December 31, 2015	77,300	50	—	(1,881)	3,846	(2,746)	(3,873)	58,464	—	131,160	8,259	139,419
Net income (loss)	—	—	—	—	—	—	—	—	13,311	13,311	(15)	13,296
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(263)	—	—	(263)	(3)	(266)
Cash flow hedge	—	—	—	—	—	—	26	—	—	26	—	26
Available-for-sale financial instruments	—	—	—	—	—	—	4	—	—	4	—	4
Translation adjustments	—	—	—	—	—	—	367	(13,916)	—	(13,549)	(905)	(14,454)
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	—	—	—	—	—	(3,459)	(3,459)	—	(3,459)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(961)	(961)
Acquisitions and disposal of noncontrolling interest (note 15)	—	—	—	11	—	—	—	—	—	11	(4)	7
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	90	90
Appropriation to undistributed retained earnings	—	—	—	—	9,852	—	—	—	(9,852)	—	—	—
Balance at December 31, 2016	77,300	50	—	(1,870)	13,698	(2,746)	(3,739)	44,548	—	127,241	6,461	133,702
Net income	—	—	—	—	—	—	—	—	17,627	17,627	43	17,670
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(164)	—	—	(164)	—	(164)
Net investments hedge (note 24b)	—	—	—	—	—	—	—	(310)	—	(310)	—	(310)
Translation adjustments	—	—	—	—	—	—	(9)	3,318	—	3,309	(6)	3,303
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	—	(2,065)	—	—	—	(4,721)	(6,786)	—	(6,786)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(627)	(627)
Acquisitions and disposal of noncontrolling interest (note 15)	—	—	—	(793)	—	—	—	—	—	(793)	(1,629)	(2,422)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	106	106
Appropriation to undistributed retained earnings					12,906				(12,906)	—
Merger of Valepar (note 29)	—	—	3,634	—	—	—	—	—	—	3,634	—	3,634
Balance at December 31, 2017	77,300	50	3,634	(2,663)	24,539	(2,746)	(3,912)	47,556	—	143,758	4,348	148,106

The accompanying notes are an integral part of these financial statements.

Value Added Statement

In millions of Brazilian Reais

	Year ended December 31
	Consolidated		Parent company
	2017	2016	2017	2016
Generation of value added from continuing operations
Gross revenue
Revenue from products and services	110,007	95,915	65,049	47,173
Results on measurement or sale of non-current assets	(1,706)	(1,074)	(549)	(597)
Revenue from the construction of own assets	6,449	12,721	5,857	10,185
Allowance for doubtful accounts	(14)	(9)	4	(3)
Other revenues	663	1,459	419	387
Less:
Acquisition of products	(1,728)	(1,758)	(652)	(821)
Material, service and maintenance	(27,022)	(29,819)	(16,796)	(19,328)
Oil and gas	(4,199)	(4,284)	(2,872)	(2,720)
Energy	(3,108)	(2,414)	(1,470)	(1,040)
Freight	(10,717)	(8,641)	(106)	(71)
Impairment of non-current assets and others results	102	(7,447)	(579)	(3,431)
Other costs and expenses	(7,681)	(12,118)	(3,027)	(1,390)
Gross value added	61,046	42,531	45,278	28,344
Depreciation, amortization and depletion	(11,842)	(12,107)	(5,604)	(5,209)
Net value added	49,204	30,424	39,674	23,135

Received from third parties
Equity results from entities	302	1,111	5,945	6,754
Equity results from descontinued operations	—	—	(2,952)	(3,290)
Financial income	1,532	606	364	345
Monetary and exchange variation of assets	500	(6,791)	443	(6,398)
Total value added from continuing operations to be distributed	51,538	25,350	43,474	20,546
Value added from discontinued operations to be distributed	1,534	2,439	—	—
Total value added to be distributed	53,072	27,789	43,474	20,546

Personnel	7,673	7,699	3,702	3,082
Taxes and contributions	6,553	4,835	6,528	7,124
Current income tax	2,664	3,307	1,158	2,186
Deferred income tax	1,943	6,260	957	2,908
Financial expense (excludes capitalized interest)	11,325	10,169	8,483	9,987
Monetary and exchange variation of liabilities	2,630	(17,610)	1,950	(17,807)
Other remunerations of third party funds	1,058	(2,615)	3,069	(245)
Reinvested net income (absorbed loss)	17,627	13,311	17,627	13,311
Net income (loss) attributable to noncontrolling interest	65	(6)	—	—
Distributed value added from continuing operations	51,538	25,350	43,474	20,546
Distributed value added from discontinued operations	1,534	2,439	—	—
Distributed value added	53,072	27,789	43,474	20,546

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Expressed in millions of Brazilian reais, unless otherwise stated

1.                                      Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo - B3 S.A. (Vale3), New York - NYSE (VALE), Paris - NYSE Euronext (Vale3) and Madrid - LATIBEX (XVALO).

Vale S.A. and its direct and indirect subsidiaries (“Vale” or “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

On December 22, 2017 after the conversion of the class “A” preferred shares into common shares, the Company migrated to the special listing segment of B3 S.A. (“Novo Mercado”), and became a company with no defined controlling shareholder (further details in the notes 4 and 29). As of this date, Vale’s common shares are traded in the Novo Mercado.

2.                                      Basis for preparation of the financial statements

a)        Statement of compliance

The consolidated and individual financial statements of the Company (“financial statements”) have been prepared and are being presented in accordance with the International Financial Reporting Standards (“IFRS”) as implemented in Brazil by the Brazilian Accountant Pronouncements Committee (“CPC”), approved by the Brazilian Securities Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own financial statements, and only this information, are being presented and correspond to those used by the Company’s Management.

b)        Basis of presentation

The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The issue of these financial statements was authorized by the Board of Directors on February 27, 2018.

c)         Consolidation and investments

The financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities (“subsidiaries”). These subsidiaries are consolidated when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to direct the significant activities of the investee. The Company also consolidates subsidiaries that Vale does not own the majority of the voting capital, but has control through other means, such as a stockholder’s agreement. Intercompany balances and transactions, which include unrealized profits, are eliminated.

The entities over which the Company has joint control (“joint ventures”) or significant influence, but not control (“associates”) are presented in note 15. Those investments are accounted for using the equity method. For interests in joint arrangements not classified as joint ventures (“joint operations”), the Company recognizes its share of assets, liabilities and net income.

Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the Company’s interest.

The material consolidated entities in each business segment are as follows:

		Main			% Noncontrolling
	Location	activity/Business	% Ownership	% Voting capital	interest
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
		Iron ore and
Mineração Corumbaense Reunida S.A.	Brazil	manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	62.5%	98.3%	37.5%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	59.2%	59.2%	40.8%
Vale International Holdings GmbH	Austria	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn.Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
		Manganese and
Vale Manganês S.A.	Brazil	ferroalloys	100.0%	100.0%	0.0%
Vale Moçambique S.A.	Mozambique	Coal	81.0%	81.0%	19.0%
Vale Nouvelle Caledonie S.A.S.	New Caledonia	Nickel	95.0%	95.0%	5.0%
		Iron ore and
Vale Oman Distribution Center LLC	Oman	pelletizing	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing	70.0%	70.0%	30.0%

Investments held by investors in Vale’s subsidiaries are classified as noncontrolling interests. The Company treats transactions with noncontrolling interests as transactions with equity owners of the Company as described in note 16.

For purchases from noncontrolling interests, the difference between any consideration paid and the proportion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses on disposals to noncontrolling interest are also directly recorded in stockholders’ equity in “Results from operation with noncontrolling interest”.

As explained in note 14, the Fertilizer Segment is presented as discontinued operations, which includes the following subsidiaries:

		Main			% Noncontrolling
	Location	activity/Business	% Ownership	% Voting capital	interest
Direct and indirect subsidiaries
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	40.0%	51.0%	60.0%
Vale Fertilizantes S.A.	Brazil	Fertilizers	100.0%	100.0%	0.0%
Vale Cubatão Fertilizantes Ltda	Brazil	Fertilizers	100.0%	100.0%	0.0%

d)        Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in Brazilian Reais.

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions for which gains and losses are recognized in the statement of comprehensive income.

The income statement and statement of financial position of the subsidiaries for which the functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity, except for the components described in item (iii) are translated at the closing rate at the statement of financial position date; (ii) income and expenses are translated at the average exchange rates, except for specific significant transactions that, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at each transaction date. All resulting exchange differences are recognized directly in the comprehensive income as “translation adjustments”. When a foreign operation is partially disposed of or sold, foreign exchanges differences that were recognized in equity are recognized in the income of statement.

The exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate for the year ended
	2017	2016	2015	2017	2016	2015
US Dollar (“US$”)	3.3080	3.2591	3.9048	3.1925	3.4833	3.3387
Canadian dollar (“CAD”)	2.6344	2.4258	2.8171	2.4618	2.6280	2.6020
Australian dollar (“AUD”)	2.5849	2.3560	2.8532	2.4474	2.5876	2.4979
Euro (“EUR” or “€”)	3.9693	3.4384	4.2504	3.6088	3.8543	3.6999

e) Significant accounting policies

Significant and relevant accounting policies for the understanding of the recognition and measurement basis used on the preparation of these financial statements were included in the respective notes. The accounting policies applied in the preparation of these financial statements are consistent with those adopted and disclosed in the financial statements of prior years.

The Company has not early adopted any standards and interpretations that have been issued or amended but are not yet effective for the year ended December 31, 2017.

The following new accounting standards were issued by IASB, but are not yet effective for 2017. The Company has performed an assessment on the Company’s financial statements and the current expected impacts are detailed below:

- IFRS 9 Financial instrument - In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement. This standard addresses the classification and measurement of financial assets and liabilities, new impairment model and new rules for hedge accounting. This standard shall apply for annual periods beginning on or after January 1, 2018. The Company has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on 1 January 2018:

- Classification and measurement - IFRS 9 establishes a new approach to determine whether a financial asset should be measured at amortized cost or fair value, based on the cash flow characteristics and the business model in which an asset is held. The Company does not currently expect the impact of these changes to be significant.

- Impairment - IFRS 9 requires “expected credit loss” impairment model for accounts receivables measured at amortized cost, on either a 12-month or the lifetime basis, rather than only incurred credit losses as is the case under IAS 39. Given that Vale’s account receivables are short-term in nature and considering its credit rating and risk management policies in place, the Company does not expect these changes will have a significant impact on its financial statements.

- Hedge accounting - the changes in IFRS 9 relating to hedge accounting will have no impact as the Company does not currently apply cash flow or fair value hedge accounting. The Company currently applies the net investment hedge, which there is no changes introduced by this new standard.

- IFRS 15 Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15, which replaces IAS 18 Revenues and the related interpretations. IFRS 15 introduces the five-step model for revenue recognition from contracts with customers. The new standard is based on the core principle that revenue is recognized when the control of a good or service transfers to a customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard shall apply for annual periods beginning on or after January 1, 2018.

The Company will adopt this new standard on the required effective date using the modified retrospective method. Accordingly, the Company will not be required to restate the comparative figures.

During 2017, the Company performed a detailed assessment of IFRS 15, based on the contractual arrangements across the Company’s main revenue streams. The result of this assessment and the impacts identified in relation to the IFRS 15 first adoption are summarized as follows:

Vale’s revenue is predominantly derived from commodities sales, where the point of recognition is dependent on the sales arrangement, which is governed by parameters established by the International Commercial Terms (Incoterms). There will be no significant impact on the timing of commodities revenue recognition under IFRS 15, since usually the transfer of risks and rewards and the transfer of control under the sales contracts are at the same point in time.

However, a significant proportion of Vale’s sales are under CFR (Cost and Freight) or CIF (Cost, Insurance and Freight) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control of the goods to the customers. Currently, the revenue from shipping services are recognized upon loading, as well as the related costs, and are not considered a separate service under IAS 18.

Under IFRS 15, the provision of shipping services for CFR and CIF contracts will be a distinct service and, therefore, a separate performance obligation to which a proportion of the transaction price should be allocated and recognized over time as the shipping services are provided. The impact on the timing of revenue recognition of the proportion allocated to the shipping service is deemed not significant to the Company’s year-end results. Therefore, such revenue will not be presented separately in the Company’s financial statements.

The accounting treatment for contracts with provisional pricing features that are currently considered as an embedded derivative in accordance with IAS 39 - Financial Instruments, shall remain unmodified in accordance with IFRS 15 and IFRS 9 - Financial Instruments. In addition, IFRS 15 introduces a new disclosure requirement for the provisional prices impact on the financial statements. When applicable, systems and processes will be amended to allow the disclosure of this information in the Company’s financial statements.

IFRS 15 also requires the Company to treat deferred revenue related to the gold stream transaction as variable and, therefore must be adjusted each time there is a change in the underlying production profile. The Company does not expect to record a significant adjustment upon transition to this new standard.

- IFRS 16 Lease - In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases and related interpretations. The IFRS 16 set forth that the lessee must recognize all leases on the statement of financial position, as the distinction between operating and finance leases is removed. The standard provides certain exemptions from recognizing leases on the statement of financial position, including where the underlying asset is of low value or the lease term is 12 months or less. Under the new standard, the Company will be required to recognize right of use lease assets and lease liabilities on the statement of financial position. Liabilities are measured based on the present value of future lease payments over the lease term. The right of use lease asset generally reflects the lease liability. This standard shall apply for annual periods beginning on or after January 1, 2019.

The Company has commenced the qualitative analysis of its main contracts and will continue to assess the quantitative potential effect of IFRS 16 during 2018, which depends on the decision regarding the transition method and the use of practical expedients and/or exemptions. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognised on adoption of the new standard and how this may affect the Company’s income statement.

The information on the main operating leases is presented in note 31.

f)          Critical accounting estimates and judgments

The preparation of financial statements requires the use of certain critical accounting estimates and the application of judgment by management in applying the Company’s accounting policies. These estimates are based on the experience, best knowledge, information available at the statement of financial position date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

The significant estimates and judgments applied by Company in the preparation of these financial statements are as follows:

Note	Significant estimates and judgments
7	Deferred revenue - Gold stream transaction
8	Deferred income taxes
15	Consolidation
18	Mineral reserves and mine useful life
19	Impairment of non-current assets
21	Liabilities related to associates and joint ventures
23	Fair values estimate
26	Asset retirement obligation
27	Litigation
28	Employee postretirement obligations

3.                                      Information by business segment and by geographic area

The Company operated five reportable segments during this year: Ferrous Minerals, Coal, Base Metals, Fertilizers (presented as discontinued operations) and Others. The segments are aligned with products and reflect the structure used by Management to evaluate Company performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA).

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

The main activities of the operating segments are as follows:

Ferrous minerals - Ferrous minerals comprises the production and extraction of iron ore, iron ore pellets and its logistic services (railroads, ports and terminals), manganese, ferroalloys and others ferrous products and services.

Coal - Coal comprises the extraction of metallurgical and thermal coal and its logistic services (railroads, ports and terminals).

Base metals - Base metals include the production and extraction of non-ferrous minerals, and are presented as nickel and its by-products (ferro-nickel, copper, gold, precious metals and others) and copper (copper concentrated).

Fertilizers (Discontinued operations) - Fertilizers include the production of the three major groups of nutrients (potash, phosphate and nitrogen) and other fertilizers products. The group of assets related to this segment is classified as “Non-current assets and liabilities associated with non-current assets held for sale” (note 14).

Others - Other comprises sales and expenses of other products, services, research and evaluation, investments in joint ventures and associates of other business and contingencies not directly related to the core business.

a)        Adjusted LAJIDA (EBITDA)

The definition of adjusted LAJIDA (EBITDA) for the Company is the operating income or loss excluding (i) the depreciation, depletion and amortization, (ii) results on measurement or sales of non-current assets, (iii) impairment, (iv) onerous contracts and plus (v) dividends received and interest from associates and joint ventures.

	Consolidated
	Year ended December 31, 2017
			Sales,			Dividends
		Cost of goods	administrative			received and
		sold and	and other		Pre operating	interest from
	Net operating	services	operating	Research and	and operational	associates and	Adjusted LAJIDA
	revenue	rendered	expenses	evaluation	stoppage	joint ventures	(EBITDA)
Ferrous minerals
Iron ore	59,206	(25,438)	(911)	(281)	(576)	100	32,100
Iron ore Pellets	18,043	(9,191)	(208)	(62)	(23)	263	8,822
Ferroalloys and manganese	1,501	(890)	(38)	—	(12)	—	561
Other ferrous products and services	1,541	(978)	18	(6)	(2)	63	636
	80,291	(36,497)	(1,139)	(349)	(613)	426	42,119

Coal	5,003	(4,326)	(142)	(45)	(14)	574	1,050

Base metals
Nickel and other products	14,914	(10,985)	(484)	(155)	(238)	—	3,052
Copper	7,052	(3,126)	(86)	(43)	—	—	3,797
	21,966	(14,111)	(570)	(198)	(238)	—	6,849

Others	1,272	(1,197)	(892)	(494)	(28)	313	(1,026)
Total of continuing operations	108,532	(56,131)	(2,743)	(1,086)	(893)	1,313	48,992

Discontinued operations (Fertilizers)	5,572	(5,124)	(327)	(39)	(80)	10	12
Total	114,104	(61,255)	(3,070)	(1,125)	(973)	1,323	49,004

	Consolidated
	Year ended December 31, 2016
			Sales,			Dividends
			administrative			received and
		Cost of goods	and other		Pre operating	interest from
	Net operating	sold and services	operating	Research and	and operational	associates and	Adjusted LAJIDA
	revenue	rendered	expenses	evaluation	stoppage	joint ventures	(EBITDA)
Ferrous minerals
Iron ore	54,187	(22,817)	(1,712)	(308)	(521)	35	28,864
Iron ore Pellets	13,198	(6,932)	(251)	(45)	(77)	359	6,252
Ferroalloys and manganese	1,031	(793)	(11)	(1)	(39)	—	187
Other ferrous products and services	1,513	(933)	(26)	(5)	(12)	—	537
	69,929	(31,475)	(2,000)	(359)	(649)	394	35,840

Coal	2,882	(3,090)	150	(50)	(137)	—	(245)

Base metals
Nickel and other products	15,504	(11,145)	(331)	(268)	(399)	13	3,374
Copper	5,770	(3,198)	(82)	(17)	—	—	2,473
Other base metals products	—	—	480	—	—	—	480
	21,274	(14,343)	67	(285)	(399)	13	6,327

Others	548	(889)	(529)	(404)	(4)	262	(1,016)
Total of continuing operations	94,633	(49,797)	(2,312)	(1,098)	(1,189)	669	40,906

Discontinued operations (Fertilizers)	6,470	(5,315)	(298)	(75)	(58)	12	736
Total	101,103	(55,112)	(2,610)	(1,173)	(1,247)	681	41,642

	Consolidated
	Year ended December 31, 2015
			Sales,			Dividends
			administrative			received and
		Cost of goods	and other		Pre operating	interest from
	Net operating	sold and services	operating	Research and	and operational	associates and	Adjusted LAJIDA
	revenue	rendered	expenses	evaluation	stoppage	joint ventures	(EBITDA)
Ferrous minerals
Iron ore	41,427	(25,505)	(1,140)	(395)	(417)	87	14,057
Iron ore Pellets	11,916	(7,008)	34	(13)	(81)	708	5,556
Ferroalloys and manganese	518	(583)	1	(1)	(61)	—	(126)
Other ferrous products and services	1,552	(1,115)	22	(9)	(6)	25	469
	55,413	(34,211)	(1,083)	(418)	(565)	820	19,956

Coal	1,739	(2,857)	(435)	(73)	(208)	109	(1,725)

Base metals
Nickel and other products	15,534	(11,378)	(506)	(348)	(1,359)	—	1,943
Copper	4,957	(3,049)	(114)	(31)	(2)	—	1,761
Other base metals products	—	—	722	—	—	—	722
	20,491	(14,427)	102	(379)	(1,361)	—	4,426

Others	414	(464)	(543)	(456)	(2)	135	(916)
Total of continuing operations	78,057	(51,959)	(1,959)	(1,326)	(2,136)	1,064	21,741

Discontinued operations (Fertilizers)	7,442	(4,896)	(124)	(277)	(232)	—	1,913
Total	85,499	(56,855)	(2,083)	(1,603)	(2,368)	1,064	23,654

Adjusted LAJIDA (EBITDA) is reconciled to net income (loss) as follows:

From Continuing operations

	Consolidated
	Year ended December 31
	2017	2016	2015
Net income (loss) from continuing operations	20,278	17,455	(45,337)
Depreciation, depletion and amortization	11,842	12,107	12,450
Income taxes	4,607	9,567	(19,339)
Financial results, net	9,650	(6,302)	36,053
LAJIDA (EBITDA)	46,377	32,827	(16,173)

Items to reconciled LAJIDA (EBITDA) adjusted
Impairment and other results on non-current assets	1,025	4,168	33,893
Equity results in associates and joint ventures	(302)	(1,111)	1,526
Impairment and other results in associates and joint ventures	579	4,353	1,431
Dividends received and interest from associates and joint ventures	1,313	669	1,064
Adjusted LAJIDA (EBITDA) from continuing operations	48,992	40,906	21,741

From Discontinued operations

	Consolidated
	Year ended December 31
	2017	2016	2015
Loss from discontinued operations	(2,608)	(4,159)	(660)
Depreciation, depletion and amortization	4	1,197	1,039
Income taxes	(324)	(2,134)	460
Financial results, net	89	(69)	485
LAJIDA (EBITDA)	(2,839)	(5,165)	1,324

Items to reconciled LAJIDA (EBITDA) adjusted
Impairment of non-current assets	2,833	5,899	608
Equity results in associates and joint ventures	8	(10)	(19)
Dividends received and interest from associates and joint ventures	10	12	—
Adjusted LAJIDA (EBITDA) from discontinued operations	12	736	1,913

b)        Assets by segment

	Consolidated
	Year ended December 31, 2017
				Additions to
		Investments in	Property, plant and	property, plant and	Depreciation,
		associates and joint	equipment and	equipment and	depletion and
	Product inventory	ventures	intangible (i)	intangible (ii)	amortization (iii)
Ferrous minerals	5,859	6,358	119,429	8,553	5,643
Coal	271	1,048	5,686	376	947
Base metals	3,336	43	78,080	3,231	5,157
Others	20	4,353	6,434	76	95
Total	9,486	11,802	209,629	12,236	11,842

	Consolidated
	Year ended December 31, 2016
				Additions to
		Investments in	Property, plant and	property, plant and	Depreciation,
		associates and joint	equipment and	equipment and	depletion and
	Product inventory	ventures	intangible (i)	intangible (ii)	amortization (iii)
Ferrous minerals	3,697	5,894	113,526	11,384	5,593
Coal	412	929	6,216	2,136	652
Base metals	3,617	40	76,173	3,673	5,791
Others	7	5,183	7,096	150	71
Total	7,733	12,046	203,011	17,343	12,107

(i) Goodwill is allocated mainly in ferrous minerals and base metals segments in the amount of R$7,133 and R$6,460 in December 31, 2017 and R$4,060 and R$5,981 in December 31, 2016, respectively.

(ii) Includes only cash effect.

(iii) Refers to amounts recognized in the income statement.

c)         Investment in associates and joint ventures, intangible and property, plant and equipment by geographic area

	Consolidated
	December 31, 2017				December 31, 2016
	Investments				Investments
	in associates		Property,		in associates		Property,
	and joint		plant and		and joint		plant and
	ventures	Intangible	equipment	Total	ventures	Intangible	equipment	Total
Brazil	9,900	20,615	111,750	142,265	10,338	15,387	112,468	138,193
Canada	—	7,005	36,277	43,282	—	6,524	33,460	39,984
Americas, except Brazil and
Canada	663	—	1,412	2,075	604	—	98	702
Europe	—	—	1,303	1,303	—	—	2,084	2,084
Indonesia	—	—	9,220	9,220	—	—	9,687	9,687
Asia, except Indonesia	1,229	—	3,638	4,867	1,104	—	3,912	5,016
Australia	—	—	149	149	—	—	139	139
New Caledonia	—	—	9,809	9,809	—	—	10,062	10,062
Mozambique	—	472	5,067	5,539	—	484	5,589	6,073
Oman	—	2	2,873	2,875	—	—	3,117	3,117
Other regions	10	—	37	47	—	—	—	—
Total	11,802	28,094	181,535	221,431	12,046	22,395	180,616	215,057

d)             Net operating revenue by geographic area

	Consolidated
	Year ended December 31, 2017
	Ferrous
	minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	1,896	—	3,218	221	5,335
United States of America	1,137	—	2,784	262	4,183
Germany	3,481	—	933	—	4,414
Europe, except Germany	5,499	1,275	6,347	35	13,156
Middle East/Africa/Oceania	5,640	543	41	—	6,224
Japan	6,150	409	1,277	—	7,836
China	43,005	—	1,842	—	44,847
Asia, except Japan and China	4,251	2,268	4,927	—	11,446
Brazil	9,232	508	597	754	11,091
Net operating revenue	80,291	5,003	21,966	1,272	108,532

	Consolidated
	Year ended December 31, 2016
	Ferrous
	minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	1,167	72	4,079	—	5,318
United States of America	792	—	2,602	81	3,475
Germany	3,719	—	1,053	—	4,772
Europe, except Germany	5,107	723	5,381	59	11,270
Middle East/Africa/Oceania	4,266	329	72	1	4,668
Japan	4,464	432	1,123	—	6,019
China	41,135	223	2,420	—	43,778
Asia, except Japan and China	3,125	1,052	4,053	—	8,230
Brazil	6,154	51	491	407	7,103
Net operating revenue	69,929	2,882	21,274	548	94,633

	Consolidated
	Year ended December 31, 2015
	Ferrous
	minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	1,185	64	3,697	—	4,946
United States of America	95	—	2,640	69	2,804
Germany	3,420	—	1,327	—	4,747
Europe, except Germany	4,873	347	5,137	—	10,357
Middle East/Africa/Oceania	3,323	314	273	—	3,910
Japan	5,038	237	1,223	—	6,498
China	28,477	149	2,186	—	30,812
Asia, except Japan and China	3,545	553	3,325	—	7,423
Brazil	5,457	75	683	345	6,560
Net operating revenue	55,413	1,739	20,491	414	78,057

Accounting policy

Revenue is recognized when Vale transfers to its customers all of the significant risks and rewards of ownership of the product sold or when the services are rendered. Net revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues can be reliably measured.

Depending on the contract, revenue sales can be recognized when the product is available at the loading port, loaded on the ship, at the port of discharge or at the custumer’s warehouse. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sales price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing. Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sales mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

Amounts billed to customers for shipping related to products sold by the Company are recognized as revenue when the Company is responsible for shipping. Shipping costs are recognized as operating costs.

Commodity price risk - The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price these products can be measured reliably at each period, since the price is quoted on an active market.

As of December 31, 2017, the Company had 33 million tons (2016: 36 million tons) provisionally priced based on iron ore forward prices and 106 thousand tons (2016:116 thousand tons) provisionally priced based on copper forward prices. The final price of these sales will be determined during the first quarter of 2018. A 10% change in the price of iron ore realized on the provisionally priced sales, all other factors held constant, would increase or reduce net income by R$751. A 10% change in the price of copper realized on the provisionally priced sales, all other factors held constant, would increase or reduce net income by R$284.

4.                                      Special events occurred during the year

The special events occurred in the consolidated financial statements during the year are those that, in the Company’s judgment, have significant effect on: (i) its operations; and/or (ii) corporate governance structure; and/or (iii) the income statement due to their size and nature. To determine whether an event or transaction should be disclosed as “special events”, the Company considers quantitative and qualitative factors, such as frequency and magnitude.

The special events identified by the Company are as follows:

a)        Vale’s corporate governance restructuring

At the General Extraordinary Shareholders’ Meeting, held on June 27, 2017, shareholders approved the corporate restructuring of the Company proposed by Valepar S.A. (former controlling shareholder). The corporate restructuring was based on (i) conversion of Vale class “A” preferred shares into common shares; (ii) amendment of Vale’s by-laws, so as to adjust to Novo Mercado rules; and (iii) the merger of Valepar S.A. into Vale.

The transaction was concluded on November 21, 2017 and the restructuring was approved at the General Extraordinary Shareholder’s Meeting on December 21, 2017. Further details are disclosed in note 29.

b)        Events with significant effect on the income statement

	Year ended December 31
	Consolidated
	2017	2016	2015
Nacala Logistic Corridor	1,438	—	—
Samarco Provision	(580)	(3,967)	—
Impairment of non-current assets - Fertilizers business	(2,833)	(5,899)	(608)
Impairment of non-current assets and onerous contracts	(883)	(3,940)	(33,945)
Gold stream transaction	—	480	722
Deferred income tax in foreign jurisdiction	—	—	11,729
Total	(2,858)	(13,326)	(22,102)

Nacala Logistic Corridor - In March 2017, the Company concluded the transaction with Mitsui to sell 15% of its stake in Vale Moçambique and 50% of its stake in the Nacala Logistics Corridor and recognized a gain in the income statement of R$1,438 (US$458 million). Further details are disclosed in note 15.

Samarco - In 2017, the Company recognized in the income statement the amount of R$128 (2016: R$3,733) in respect of additions to the provision to comply with the reparation and compensation programs related to the dam failure of Samarco Mineração S.A. The Company also expensed an amount of R$452 (2016: R$234) applied by Samarco to funds its working capital requirements. Further details are disclosed in note 21.

Fertilizers - In December 2016, the Company approved the sale of fertilizers assets and the acquisition of a noncontrolling interest in The Mosaic Company (“Mosaic”). The Company assessed the fair value less cost of sell of the fertilizer business segment and an impairment loss of R$5,899 was recognized in the income statement from discontinued operations in the year ended December 31, 2016. In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation. As consequence of these adjustments, an impairment loss of R$2,325 was recognized in the income statement from discontinued operations in December 2017. Additionally, in November 2017, the Company entered into an agreement with Yara International ASA to sell its nitrogen assets located in Cubatão, Brazil and an impairment loss of R$508 was recognized in the income statement from discontinued operations in the year ended December 31, 2017. Further details are disclosed in note 14.

Impairment of non-current assets and onerous contracts - In 2017, the Company placed an underground mine in Sudbury in “care and maintenance” and an impairment of R$428 was recognized in the income statement. In 2016, the Company recognized an impairment loss of R$3,940 mainly by the reduction in the nickel price projections. In 2015, the Company recognized an impairment loss of R$33,945 mainly by: (i) the reduction in estimated future coal prices combined with the increase of logistics costs and (ii) the reduction the recoverable values of the VNL and VNC CGUs. Further details are disclosed in note 19.

Gold stream transaction - In March 2015 and August 2016, a gold transaction with Wheaton Precious Metals Corp. (“WPW”) entered into 2013, was amended to include in each contract an additional 25% of the gold extracted as by-product of the Salobo copper mine. Furthermore, the Company recognized a gain of the result on sale of mineral rights in the amount of R$480 and R$722 in the year ended December 31, 2016 and 2015, respectively, see note 7.

Deferred income tax - In 2015, in the first adoption of the Law 12.973, the Company recognized assets deferred income tax related to accumulated losses of subsidiaries abroad in the amount of R$11,729, see note 8.

5.                                      Costs and expenses by nature

a)        Cost of goods sold and services rendered

	Year ended December 31
	Consolidated			Parent company
	2017	2016	2015	2017	2016
Personnel	7,332	7,222	7,030	3,986	3,445
Materials and services	12,183	10,808	9,827	5,504	5,438
Fuel oil and gas	4,197	4,280	4,037	2,869	2,714
Maintenance	9,899	9,487	8,520	6,926	6,068
Energy	3,078	2,406	1,602	1,463	1,028
Acquisition of products	1,728	1,762	2,531	652	821
Depreciation and depletion	11,126	11,346	10,821	5,078	4,808
Freight	10,717	8,641	11,877	106	71
Others	6,997	5,191	6,535	6,743	5,270
Total	67,257	61,143	62,780	33,327	29,663

Cost of goods sold	65,300	59,409	61,072	31,991	28,601
Cost of services rendered	1,957	1,734	1,708	1,336	1,062
Total	67,257	61,143	62,780	33,327	29,663

b)        Selling and administrative expenses

	Year ended December 31
	Consolidated			Parent company
	2017	2016	2015	2017	2016
Personnel	747	727	822	514	473
Services	259	248	354	152	148
Depreciation and amortization	292	414	437	185	300
Travel expenses	28	29	36	19	17
Taxes and rents	37	46	52	8	18
Others	334	291	308	81	65
Total	1,697	1,755	2,009	959	1,021

c)         Others operational expenses (incomes), net

	Year ended December 31
	Consolidated			Parent company
	2017	2016	2015	2017	2016
Provision for litigation	540	487	46	423	524
Profit sharing program	476	252	52	307	137
Disposals (reversals) of materials and inventories	52	(86)	224	43	(56)
Others	270	284	266	120	561
Total	1,338	937	588	893	1,166

6.                                      Financial result

	Year ended December 31
	Consolidated			Parent company
	2017	2016	2015	2017	2016
Financial expenses
Loans and borrowings gross interest	(5,418)	(6,152)	(5,503)	(5,606)	(6,330)
Capitalized loans and borrowing costs	1,179	2,291	2,531	1,176	1,679
Derivative financial instruments	(1,780)	(1,655)	(11,969)	(1,257)	(957)
Indexation and exchange rate variation (a)	(8,432)	(10,405)	(46,346)	(7,465)	(9,612)
Participative stockholders’ debentures	(1,982)	(1,456)	3,039	(1,982)	(1,456)
Expenses of REFIS	(1,262)	(1,787)	(1,795)	(1,236)	(1,751)
Others	(3,029)	(2,191)	(1,978)	(1,855)	(1,473)
	(20,724)	(21,355)	(62,021)	(18,225)	(19,900)
Financial income
Short-term investments	560	336	492	208	209
Derivative financial instruments	3,240	5,827	3,885	2,542	4,290
Indexation and exchange rate variation (b)	6,302	21,224	21,237	5,958	21,021
Others	972	270	354	156	136
	11,074	27,657	25,968	8,864	25,656
Financial results, net	(9,650)	6,302	(36,053)	(9,361)	5,756

Summary of indexation and exchange rate variation
Loans and borrowings	(731)	17,885	(34,625)	(662)	17,715
Others	(1,399)	(7,066)	9,516	(845)	(6,306)
Net (a) + (b)	(2,130)	10,819	(25,109)	(1,507)	11,409

As from January 1, 2017, the Company applies net investment hedge accounting in foreign operation. Further details are disclosed in note 24.

7.                                      Deferred revenue - Gold stream transaction

In 2013, the Company entered into a gold transaction with Wheaton Precious Metals Corp. (“WPM”), and amended in March 2015 and August 2016, to sell 75% of the gold extracted as a by-product of the Salobo copper mine and 70% of the gold extracted as a by-product of Sudbury nickel mines.

The transactions were bifurcated into two identifiable components (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for WPM gold extraction.

The result on sale of mineral rights from the additional transactions of R$480 and R$722 was recognized in the years ended December 31, 2016 and 2015, respectively, under “Other operating expenses, net”.

Critical accounting estimates and judgments

Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follows:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between nickel or copper and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate.

8.                                      Income taxes

a)        Deferred income tax assets and liabilities

	Consolidated		Parent company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Taxes losses carryforward	14,791	20,188	6,994	10,310
Temporary differences:
Employee post retirement obligations	2,263	2,022	586	483
Provision for litigation	1,510	702	1,435	661
Timing differences arising on assets	4,195	4,119	3,319	3,264
Fair value of financial instruments	1,816	546	1,816	1,921
Allocated goodwill	(8,048)	(7,325)	—	—
Others	(255)	(1,861)	50	(1,340)
	1,481	(1,797)	7,206	4,989
Total	16,272	18,391	14,200	15,299

Assets	21,959	23,931	14,200	15,299
Liabilities	(5,687)	(5,540)	—	—
	16,272	18,391	14,200	15,299

Changes in deferred tax are as follows:

	Consolidated			Parent company
	Assets	Liabilities	Total	Total
Balance at December 31, 2015	30,867	6,520	24,347	17,292
Taxes losses carryforward	(4,800)	—	(4,800)	(1,983)
Timing differences arising on assets	1,025	—	1,025	925
Fair value of financial instruments	(2,722)	—	(2,722)	(1,294)
Allocated goodwill	—	(1,206)	1,206	—
Others	(969)	—	(969)	(556)
Effect in income statement	(7,466)	(1,206)	(6,260)	(2,908)
Transfers between asset and liabilities	1,087	1,087	—	—
Translation adjustment	(1,876)	(899)	(977)	—
Other comprehensive income	(121)	38	(159)	55
Effect of discontinued operations
Income tax	2,127	—	2,127	860
Transfer to net assets held for sale	(687)	—	(687)	—
Balance at December 31, 2016	23,931	5,540	18,391	15,299
Taxes losses carryforward	(6,615)	—	(6,615)	(3,316)
Timing differences arising on assets	335	—	335	421
Fair value of financial instruments	1,222	—	1,222	(105)
Allocated goodwill	—	(369)	369	—
Others	2,746	—	2,746	2,043
Effect in income statement	(2,312)	(369)	(1,943)	(957)
Transfers between asset and liabilities	131	131	—	—
Translation adjustment	118	350	(232)	—
Other comprehensive income	(233)	35	(268)	224
Effect of discontinued operations
Income tax	324	—	324	(366)
Balance at December 31, 2017	21,959	5,687	16,272	14,200

Law 12.973 - The Brazilian corporate tax law was amended at the end of 2014 and became effective as from fiscal year 2015. The change provided that profits from foreign subsidiaries are taxable in Brazil, on an accrual basis, applying the differential between the nominal local tax rate and the Brazilian tax rates (34%) considering the profit before tax in local GAAP (Generally Accepted Accounting Principles) and local currency. Accordingly, from January 1st, 2015 the results from foreign subsidiaries are recognized on that basis.

In accordance with article 77 of law 12.973, the losses generated by the foreign subsidiaries, before income taxes and the equity results, may be offset against their future profits, subject to certain conditions.

In 2015, in the first adoption, the Company recognized deferred income tax assets related to accumulated losses of subsidiaries abroad in the amount of R$11,729. Based on Company’s projections, the deferred tax assets are expected to be utilized up to 5 years.

The tax loss carryforward does not expire in the Brazilian jurisdiction and the compensation is limited to 30% of the taxable income for the year. For local results taxable in Brazil, there is no restriction to compensated profits from foreign subsidiaries against previously recorded deferred tax assets.

b)             Income tax reconciliation - Income statement

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Year ended December 31
	Consolidated			Parent company
	2017	2016	2015	2017	2016
Income (loss) before income taxes	24,885	27,022	(64,676)	22,328	22,555
Income taxes at statutory rates - 34%	(8,461)	(9,187)	21,990	(7,592)	(7,669)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	2,329	291	1,054	2,329	291
Tax incentives	1,175	1,130	204	750	953
Equity results	99	378	(518)	1,903	2,589
Unrecognized tax losses of the year	(1,389)	(2,465)	(3,021)	—	—
Nondeductible effect of impairment	(138)	(325)	(7,222)	—	—
Others	1,778	611	6,852	495	(1,258)
Income taxes	(4,607)	(9,567)	19,339	(2,115)	(5,094)

c)         Tax incentives

In Brazil, Vale has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, manganese, copper and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and takes into account the allocation of tax operating income into different incentives applicable to different tranches of production during the periods specified for each product, generally 10 years. Most of our incentives are expected to expire up to 2024. An amount equal to that obtained with the tax saving must be appropriated in retained earnings reserve account in stockholders’ equity, and cannot be distributed as dividends to stockholders.

In addition to those incentives, 30% of the income tax due based on the tax operating income can be reinvested on the purchase of machinery and equipment, subject to subsequent approval by the regulatory agency responsible, Superintendência do Desenvolvimento da Amazonia (“SUDAM”) and the Superintendência do Desenvolvimento do Nordeste (“SUDENE”). The reinvestment is accounted in retained earnings reserve account, which restricts the distribution as dividends to stockholders.

Vale is subject to the revision of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

d)             Income taxes - Settlement program (“REFIS”)

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at December 31, 2017, the balance of R$17,780 (R$1,604 as current and R$16,176 as non-current) is due in 130 remaining monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody), while at December 31, 2016, the balance was R$17,662 (R$1,492 as current and R$16,170 as non-current).

As at December 31, 2017, the SELIC rate was 7,0% per annum (13.75% per annum at December 31, 2016).

Accounting policy

The recognition of income taxes as deferred taxes is based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as taxes losses carryforwards. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right on the same taxable entity.

The deferred taxes assets arising from taxes losses and temporary differences are not recognized when is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized.

Income taxes are recognized in the income statement, except for items recognized directly in stockholders’ equity. The provision for income tax is calculated individually for each entity of the Company based on Brazilian tax rates, on an accrual basis, by applying the differential between the nominal local tax rates (based on rules enacted in the location of the entity) and the Brazilian tax rate.

Critical accounting estimates and judgments

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future performance, considering economic and financial projections, prepared based on internal assumptions and macroeconomic environment, trade and tax scenarios that may be subject to changes in the future. The assumptions of future profits are based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation and planned capital costs.

9.                                      Basic and diluted earnings (loss) per share

As disclosed in note 29, the Company converted its class “A” preferred shares into common shares, without changing the amount of share capital. Therefore, the weighted average number of shares was restated as if the conversion had occurred at the beginning of the last comparative year presented.

The basic and diluted earnings (loss) per share are presented below:

	Year ended December 31
	2017	2016	2015
Net income (loss) attributable to Vale’s stockholders:
Net income (loss) from continuing operations	20,213	17,461	(43,522)
Loss from discontinued operations	(2,586)	(4,150)	(691)
Net income (loss)	17,627	13,311	(44,213)

Thousands of shares (restated)
Weighted average number of shares outstanding - common shares	5,197,432	5,197,432	5,197,432

Basic and diluted earnings (loss) per share from continuing operations (restated):
Common share (R$)	3.89	3.36	(8.37)
Basic and diluted loss per share from discontinued operations (restated):
Common share (R$)	(0.50)	(0.80)	(0.14)
Basic and diluted earnings (loss) per share (restated):
Common share (R$)	3.39	2.56	(8.51)

The Company does not have potential outstanding shares with dilutive effect on the earnings (loss) per share.

10.                               Accounts receivable

	Consolidated		Parent company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Accounts receivable	8,802	12,131	9,627	26,305
Impairment of accounts receivable	(200)	(194)	(67)	(82)
	8,602	11,937	9,560	26,223

Accounts receivable related to the steel sector - %	82.90%	83.44%	79.48%	90.55%

	Year ended December 31
	Consolidated			Parent company
	2017	2016	2015	2017	2016
Impairment of accounts receivable recorded in the income statement	(14)	(16)	44	4	3

There is no customer that individually represents over 10% of accounts receivable or revenues.

Accounting policy

Accounts receivable are financial instruments classified in the category loan and receivables and are the total amount due from sale of products and services rendered by the Company. Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost, less provision for impairment of accounts receivable, when applicable.

Commercial credit risk management - For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

11.                               Inventories

	Consolidated		Parent company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Product inventory	7,324	5,107	2,796	2,443
Work in progress	2,162	2,626	273	272
Consumable inventory	3,501	3,180	1,532	1,267
Total	12,987	10,913	4,601	3,982

In 2017, the Company recognized in the consolidated income statement a provision in respect of the net realizable value of product inventory, in the amount of R$284 (2016: R$649 and 2015: R$2,026). The provision recognized in the 2017 income statement of the Parent Company was R$170 (2016: R$208).

Product inventories by segments are presented in note 3(b).

Accounting policy

Inventories are stated at the lower of cost or the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. At each statement of financial position date, inventories are assessed for impairment and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are included in “Cost of goods sold and services rendered”.

12.                               Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	Consolidated		Parent company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Value-added tax	2,934	2,361	1,561	1,293
Brazilian federal contributions	2,909	5,212	2,517	4,825
Others	142	91	75	67
Total	5,985	7,664	4,153	6,185

Current	3,876	5,296	2,091	3,962
Non-current	2,109	2,368	2,062	2,223
Total	5,985	7,664	4,153	6,185

13.                               Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Other financial assets
Financial investments	61	59	—	—
Loans	—	—	498	587
Derivative financial instruments (note 24)	351	892	1,497	1,454
Related parties (note 30)	6,277	—	8,695	—
	6,689	951	10,690	2,041
Other financial liabilities
Derivative financial instruments (note 24)	344	1,349	2,269	3,991
Related parties (note 30)	893	1,150	3,226	287
Participative stockholders’ debentures	—	—	4,080	2,526
	1,237	2,499	9,575	6,804

	Parent company
	Current		Non-Current
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Other financial assets
Financial investments	4	4	—	—
Loans	—	—	18	114
Derivative financial instruments (note 24)	199	338	1,268	1,304
Related parties (note 30)	206	323	579	760
	409	665	1,865	2,178
Other financial liabilities
Derivative financial instruments (note 24)	311	1,033	2,113	3,427
Related parties (note 30)	4,102	8,923	48,762	50,849
Participative stockholders’ debentures	—	—	4,080	2,526
	4,413	9,956	54,955	56,802

Participative stockholders’ debentures

At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting mineral resources.

A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real) and are inflation-indexed to the General Market Price Index (“IGP-M”), as set forth in the Issue Deed. The Company paid as remuneration the amount of R$428 and R$268, respectively, for the year ended December 31, 2017 and 2016.

14.                               Non-current assets and liabilities held for sale and discontinued operations

	Consolidated
	December 31,
	2017	December 31, 2016
	Fertilizers	Fertilizers	Nacala	Shipping assets	Total
Assets
Accounts receivable	297	279	21	—	300
Inventories	1,522	1,261	7	—	1,268
Other current assets	363	348	370	—	718
Investments in associates and joint ventures	274	295	—	—	295
Property, plant and equipment and Intangible	7,110	8,779	13,246	1,164	23,189
Other non-current assets	2,299	2,216	8	—	2,224
Total assets	11,865	13,178	13,652	1,164	27,994

Liabilities
Suppliers and contractors	1,070	913	134	—	1,047
Other current liabilities	711	626	44	—	670
Other non-current liabilities	2,118	1,821	16	—	1,837
Total liabilities	3,899	3,360	194	—	3,554
Net non-current assets held for sale	7,966	9,818	13,458	1,164	24,440

a)             Fertilizers (Discontinued operations)

In December 2016, the Company entered into an agreement with The Mosaic Company (“Mosaic”) to sell (i) the phosphate assets located in Brazil, except for the assets located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada. Originally, the agreed amount was R$8,158 (US$2,500 million), of which R$4,074 (US$1,250 million) would be paid in cash and the remaining consideration would be settled with 42.3 million common shares to be issued by Mosaic.

In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation. As consequence of these adjustments, the consideration has changed and the Company received R$3,573 (US$1,080 million) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s equity after the issuance of these shares (R$2,901 (US$877 million), based on the Mosaic’s quotation at closing date of the transaction).

Fertilizer’s net assets were adjusted to reflect fair value less cost to sell and a loss of R$2,325 (R$5,899 in 2016) was recognized in the income statement from discontinued operations.

b)        Cubatão (part of the fertilizer segment)

In November 2017, the Company entered into an agreement with Yara International ASA (“Yara”) to sell its assets located in Cubatão, Brazil. The agreed consideration is R$844 (US$255 million) to be paid in cash. The Company expects to complete the transaction by the end of 2018, subject to compliance with usual precedent conditions, including approval by the Brazilian anti-trust authority (“CADE”) and other authorities.

These assets were adjusted to reflect fair value less cost to sell and a loss of R$508 was recognized in the income statement from discontinued operations.

The results for the years and the cash flows of discontinued operations of the Fertilizer segment are presented as follows:

	Consolidated
	Year ended December 31
	2017	2016	2015
Discontinued operations
Net operating revenue	5,572	6,470	7,442
Cost of goods sold and services rendered	(5,124)	(6,495)	(5,878)
Operating expenses	(450)	(448)	(690)
Impairment of non-current assets	(2,833)	(5,899)	(608)
Operating income (loss)	(2,835)	(6,372)	266
Financial Results, net	(89)	69	(485)
Equity results in associates and joint ventures	(8)	10	19
Loss before income taxes	(2,932)	(6,293)	(200)
Income taxes	324	2,134	(460)
Loss from discontinued operations	(2,608)	(4,159)	(660)
Net income (loss) attributable to noncontrolling interests	(22)	(9)	31
Loss attributable to Vale’s stockholders	(2,586)	(4,150)	(691)

	Consolidated
	Year ended December 31
	2017	2016	2015
Discontinued operations
Cash flow from operating activities
Loss before income taxes	(2,932)	(6,293)	(200)
Adjustments:
Equity results in associates and joint ventures	8	(10)	(19)
Depreciation, amortization and depletion	4	1,197	1,039
Impairment of non-current assets	2,833	5,899	608
Others	—	(69)	485
Increase (decrease) in assets and liabilities	356	(226)	15
Net cash provided by operating activities	269	498	1,928

Cash flow from investing activities
Additions to property, plant and equipment	(978)	(995)	(853)
Others	(1)	29	(83)
Net cash used in investing activities	(979)	(966)	(936)

Cash flow from financing activities
Loans and borrowings
Repayments	(107)	(59)	(207)
Net cash used in financing activities	(107)	(59)	(207)
Net cash provided (used) in discontinued operations	(817)	(527)	785

Accounting policy

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The criteria for recognition the non-current assets as held for sale are only considered satisfied when the sale is highly probable and the asset (or disposal group of assets) is available for immediate sale in its present condition.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized against income statement. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The assets and liabilities classified as held for sale are presented separately in the statement of financial position.

The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note.

When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest relating to a group disposal held for sale is presented in the stockholders’ equity and are not reclassified in the statement of financial position.

15.                               Investments

The material non-consolidated entities of the Company are as follows:

		Main			% Noncontrolling
	Location	activity/Business	% Ownership	% Voting capital	interest
Joint ventures
Aliança Geração de Energia S.A.	Brazil	Energy	55.0%	55.0%	45.0%
Companhia Coreano-Brasileira de Pelotização	Brazil	Pellets	50.0%	50.0%	50.0%
Companhia Hispano-Brasileira de Pelotização	Brazil	Pellets	50.9%	51.0%	49.1%
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pellets	50.9%	51.0%	49.1%
Companhia Nipo-Brasileira de Pelotização	Brazil	Pellets	51.0%	51.1%	49.0%
Companhia Siderúrgica do Pecém (“CSP”)	Brazil	Steel	50.0%	50.0%	50.0%
MRS Logística S.A.	Brazil	Logistics	48.2%	46.8%	51.8%
Nacala Corridor Holding Netherlands B.V.	Netherlands	Coal	50.0%	50.0%	50.0%
Samarco Mineração S.A.	Brazil	Pellets	50.0%	50.0%	50.0%

Direct and indirect associates
Henan Longyu Energy Resources Co., Ltd.	China	Coal	25.0%	25.0%	75.0%
VLI S.A.	Brazil	Logistics	37.6%	37.6%	62.4%

The composition of the relevant entities is presented in note 2(c).

a)        Changes during the year

Changes in investments as follows:

	Consolidated						Parent company
	2017			2016			2017	2016
	Associates	Joint ventures	Total	Associates	Joint ventures	Total	Total	Total
Balance at January 1st,	4,683	7,363	12,046	5,166	6,315	11,481	107,539	127,517
Additions (i)	1	291	292	2	889	891	1,895	1,925
Disposals	—	—	—	(23)	—	(23)	—	—
Translation adjustment	66	(14)	52	(283)	(101)	(384)	3,301	(13,791)
Equity results in income statement	184	118	302	237	874	1,111	5,579	7,614
Equity results from discontinued operations	—	—	—	10	—	10	(2,219)	(5,010)
Equity results in statement of comprehensive income	—	(466)	(466)	—	—	—	(826)	(140)
Dividends declared (ii)	(181)	(725)	(906)	(131)	(576)	(707)	(2,749)	(1,672)
Transfer to held for sale	—	—	—	(295)	—	(295)	1,854	(8,936)
Merger of Valepar (note 29)	—	—	—	—	—	—	3,073	—
Others	21	461	482	—	(38)	(38)	(60)	32
Balance at December 31,	4,774	7,028	11,802	4,683	7,363	12,046	117,387	107,539

(i) Refers to the Coal and Other segments in the amounts of R$237 and R$55, respectively, on December 31, 2017 and R$704 and R$187, respectively, on December 31, 2016.

(ii) In 2017, the Company received dividends in the amount of R$739, of which R$584 were declared during 2017.

The investments by segments are presented in note 3(b).

b)        Acquisitions and divestiture

2017

Nacala Logistic Corridor - In December 2014 and as amended in November 2016, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to transfer 50% of its stake of 66.7% in Nacala Logistic Corridor, which comprises entities that holds railroads and port concessions located in Mozambique and Malawi. Also, Mitsui committed to acquire 15% participation in the holding entity of Vale Moçambique, which holds the Moatize Coal Project.

In March 2017, the transaction was concluded and Vale received a consideration of R$2,186 (US$690 million). After the completion of the transaction, the Company (i) holds 81% of Vale Moçambique and retains the control of the Moatize Coal Project and (ii) shares control of the Nacala Logistic Corridor structure (Nacala BV), with Mitsui.

As a consequence of sharing control of Nacala BV, the Company:

(i) derecognized the assets and liabilities classified as held for sale in the total amount of R$13,130 (US$4,144 million), from which R$12,874 (US$4,063 million) refers to property, plant and equipment and intangibles;

(ii) derecognized R$44 (US$14 million) related to cash and cash equivalents;

(iii) recognized a gain of R$1,403 (US$447 million) in the income statement related to the sale and the re-measurement at fair value, of its remaining interest at Nacala BV based on the consideration received;

(iv) reclassified the gain related to the cumulative translation adjustments on to income statements in the amount of R$35 (US$11 million);

The result of the transaction regarding the assets from Nacala’s logistic corridor was recognized in the income statement as “Impairment and other results on non-current assets”.

The results of the transaction with the coal holding entity was recognized in “Results from operation with noncontrolling interest” in the amount of R$329 (US$105 million), directly in Stockholders’ Equity.

The consideration received was recognized in the statement of cash flows in “Proceeds from disposal of assets and investments” in the amount of R$1,387 (US$435 million) and “Transactions with noncontrolling stockholders” in the amount of R$799 (US$255 million).

After the conclusion of the transaction, Vale has outstanding loan balances with Nacala BV and Pangea Emirates Ltd due to the deconsolidation of Nacala Logistic Corridor, the balances as at December 31, 2017 are disclosed in note 30. In November 2017, Nacala B.V. signed financing contracts in the form of a project finance in order to receive US$2.7 billion contracted that will be used to settle a portion of the loan with the Company. The receipt of the proceeds is subject to precedent conditions for a project finance.

2016

Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd (“CSA”) - In April 2016, the Company sold 100% of its interest at CSA (26.87%) for a non-significant amount. The transaction resulted in a loss of R$266 due to recycling the “Cumulative translation adjustments” recognized in the income statement as “Impairment and others results in associates and joint ventures”.

2015

Energy generation assets - In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”) to incorporate two joint ventures, Aliança Norte Participações S.A. and Aliança Geração de Energia S.A and exchange of assets and shares. The transaction was completed in the first quarter of 2015, in which Vale received cash proceeds of R$306 and recognized a gain of R$55 as “Impairment and others results in associates and joint ventures” and a gain of R$546 as “Impairment and others results of non-current assets”.

Shandong Yankuang International Coking Co., Ltd. (“Yankuang”) - In 2015, the Company completed the sale 100% of its interest at Yankuang, a producer of coking coal, methanol and other products. In this transaction, Vale recognized a gain of R$241 as “Impairment and others results in associates and joint ventures”.

Investments (continued)

			Investments		Equity results in the income statement			Dividends received (i)
					Year ended December 31			Year ended December 31
			December 31,	December 31,
	% ownership	% voting capital	2017	2016	2017	2016	2015	2017	2016	2015
Subsidiaries
Aços Laminados do Pará S.A.	100.00	100.00	97	344	(247)	—	—	—	—	—
Biopalma da Amazônia S.A.	97.61	97.61	994	857	(173)	59	(593)	—	—	—
Companhia Portuária da Baía de Sepetiba	100.00	100.00	267	430	142	318	456	318	455	188
Mineração Corumbaense Reunida S.A.	100.00	100.00	—	—	(682)	(117)	(1,184)	—	—	147
Minerações Brasileiras Reunidas S.A.	58.93	98.32	5,417	6,262	731	716	557	542	1,329	324
Minerações Brasileiras Reunidas S.A. - Goodwill	—	—	4,060	4,060	—	—	—	—	—	—
Salobo Metais S.A.	100.00	100.00	9,535	8,557	1,564	598	696	417	258	—
Tecnored Desenvolvimento Tecnológico S.A.	100.00	100.00	45	39	(24)	(38)	—	—	—	—
Vale International Holdings GmbH	100.00	100.00	7,830	8,345	(609)	(2,694)	2,069	—	—	—
Vale Canada Limited (ii)	100.00	100.00	17,125	17,460	(2,988)	(4,889)	(18,210)	—	—	—
Vale International S.A.	100.00	100.00	41,389	34,172	7,649	12,709	(16,998)	—	—	—
Vale Malaysia Minerals Sdn. Bhd.	100.00	100.00	4,243	3,904	273	394	(467)	—	—	—
Vale Manganês S.A.	100.00	100.00	679	595	84	(81)	(45)	—	—	—
Vale Shipping Holding Pte. Ltd.	100.00	100.00	9,334	9,161	29	32	(99)	—	—	—
Valepar - Goodwill	—	—	3,073	—	—	—	—	—	—	—
Others	—	—	1,497	1,307	(472)	(504)	(784)	791	71	621
			105,585	95,493	5,277	6,503	(34,602)	2,068	2,113	1,280
Joint Ventures
Aliança Geração de Energia S.A.	55.00	55.00	1,889	1,896	86	157	173	93	137	115
Aliança Norte Energia Participações S.A.	51.00	51.00	529	483	(7)	(21)	2	—	—	—
California Steel Industries, Inc.	50.00	50.00	663	604	135	107	(90)	88	13	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	295	221	161	61	85	62	90	67
Companhia Hispano-Brasileira de Pelotização	50.89	51.00	270	191	132	50	50	53	95	44
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	263	223	128	56	69	54	33	36
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	453	353	295	101	152	96	141	102
Companhia Siderúrgica do Pecém	50.00	50.00	867	1,716	(849)	135	(1,047)	—	—	—
MRS Logística S.A.	48.16	46.75	1,711	1,592	219	201	143	95	34	87
Samarco Mineração S.A.	50.00	50.00	—	—	—	—	(533)	—	—	459
Others	—	—	90	86	(183)	27	(11)	—	1	2
			7,030	7,365	117	874	(1,007)	541	544	912
Associates
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	1,048	929	63	(18)	(13)	—	—	109
Mineração Rio Grande do Norte S.A.	40.00	40.00	333	421	43	172	144	136	111	12
Teal Minerals Inc.	50.00	50.00	—	—	(1)	(11)	(482)	—	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	—	—	—	—	—	—	(274)	—	—	—
VLI S.A.	37.60	37.60	3,202	3,158	94	120	156	62	—	25
Zhuhai YPM Pellet Co.	25.00	25.00	76	70	—	—	1	—	—	—
Others	—	—	113	103	(14)	(26)	(51)	—	14	6
			4,772	4,681	185	237	(519)	198	125	152
Total of joint ventures and associates			11,802	12,046	302	1,111	(1,526)	739	669	1,064
Total			117,387	107,539	5,579	7,614	(36,128)	2,807	2,782	2,344

(i) Dividends received by the Parent Company during the year ended at December 31, 2017 and 2016 were R$2,644 and R$1,591, respectively.

(ii) Includes foreign subsidiaries of the base metals segment.

c)   Summarized financial information

The summarized financial information about relevant associates and joint-ventures for the Company are as follows:

	December 31, 2017
	Joint ventures				Associates
	Aliança Geração de Energia	CSP	Pelletizing (i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	453	2,511	2,507	1,021	3,545	2,442
Non-current assets	3,972	12,281	1,024	6,813	1,396	13,795
Total assets	4,425	14,792	3,531	7,834	4,941	16,237

Current liabilities	285	3,509	994	1,498	749	1,769
Non-current liabilities	705	9,549	16	2,784	—	5,952
Total liabilities	990	13,058	1,010	4,282	749	7,721
Stockholders’equity	3,435	1,734	2,521	3,552	4,192	8,516

Net income (loss)	157	(1,698)	1,410	454	252	251

	December 31, 2016
	Joint ventures				Associates
	Aliança Geração de Energia	CSP	Pelletizing (i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	376	2,422	1,278	759	2,942	1,269
Non-current assets	3,935	12,415	1,036	6,814	1,486	13,587
Total assets	4,311	14,837	2,314	7,573	4,428	14,856

Current liabilities	537	2,166	355	1,410	652	2,206
Non-current liabilities	326	9,240	11	2,858	62	4,251
Total liabilities	863	11,406	366	4,268	714	6,457
Stockholders’equity	3,448	3,431	1,948	3,305	3,714	8,399

Net income (loss)	285	270	531	417	(72)	318

(i)   Aggregate entity information: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, Companhia Nipo-Brasileira de Pelotização.

The stand-alone financial information may differ from the financial information reported herein, since they may be adjusted, when necessary to Vale’s accounting policies including eventual goodwill, provisional price adjustment, etc.

Accounting policy

Joint arrangements investments - Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations. The Company does not have material joint operations.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company’s investment in joint ventures includes the goodwill identified in the acquisition, net of any accumulated impairment loss.

The Company’s interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company’s reserves. When the Company’s interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Critical accounting estimates and judgments

Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management have concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of the entity. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties.

16.          Noncontrolling interest

a) Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follows:

	December 31, 2017
					Compañia
				Vale Moçambique	Mineradora Miski
	MBR	PTVI	VNC	S.A.	Mayo S.A.C. (i)	Others (ii)	Total
Current assets	1,349	1,305	827	1,261	225	—
Non-current assets	10,061	5,247	6,767	5,467	1,481	—
Related parties - Stockholders	1,954	486	382	837	19	—
Total assets	13,364	7,038	7,976	7,565	1,725	—

Current liabilities	561	423	469	419	117	—
Non-current liabilities	953	784	999	107	319	—
Related parties - Stockholders	747	10	4,363	27,231	32	—
Total liabilities	2,261	1,217	5,831	27,757	468	—

Stockholders’ equity	11,103	5,821	2,145	(20,192)	1,257	—	—
Equity attributable to noncontrolling interests	4,441	2,431	60	(3,641)	754	303	4,348

Net income (loss)	1,385	(49)	(1,827)	(2,110)	(37)	—	—
Net income (loss) attributable to noncontrolling interests	554	(20)	(91)	(332)	(22)	(46)	43

Dividends paid to noncontrolling interests	362	—	—	—	—	43	—

(i) Discontinued operations

(ii) Dividends paid to noncontrolling interests relates to Vale Oman Pelletizing

	December 31, 2016
					Compañia
				Vale	Mineradora
				Moçambique	Miski Mayo
	MBR	PTVI	VNC	S.A.	S.A.C. (i)	Others	Total
Current assets	103	1,448	1,246	1,262	304	—
Non-current assets	10,370	5,435	6,848	5,851	1,400	—
Related parties - Stockholders	1,797	431	259	1,164	44	—
Total assets	12,270	7,314	8,353	8,277	1,748	—

Current liabilities	341	452	406	308	115	—
Non-current liabilities	647	851	576	95	322	—
Related parties - Stockholders	123	21	3,436	25,620	36	—
Total liabilities	1,111	1,324	4,418	26,023	473	—

Stockholders’ equity	11,159	5,990	3,935	(17,746)	1,275	—	—
Equity attributable to noncontrolling interests	4,853	2,416	130	(887)	765	(816)	6,461

Net income (loss)	1,393	6	(2,627)	(1,928)	16	—	—
Net income (loss) attributable to noncontrolling interests	572	3	(131)	(96)	9	(372)	(15)

Dividends paid to noncontrolling interests	886	—	—	—	106	—	—

	December 31, 2015
					Compañia
				Vale Moçambique	Mineradora Miski
	MBR	PTVI	VNC	S.A.	Mayo S.A.C. (i)	Others	Total
Net income (loss)	911	141	(7,480)	(14,240)	51	—	—
Net income (loss) attributable to noncontrolling interests	255	57	(1,458)	(712)	31	43	(1,784)

Dividends paid to noncontrolling interests	—	—	—	—	75	—	—

(i) Discontinued operation

The stand-alone financial information may differ from the financial information reported herein, since they may be adjusted, when necessary to Vale’s accounting policies including eventual goodwill, provisional price adjustment, etc.

b) Acquisitions and divestments

In March 2017, the Company concluded the transaction with Mitsui to sell 15% of its stake in Vale Moçambique and 50% of its stake in the Nacala Logistics Corridor. After the completion of the transaction, the Company holds 81% of Vale Moçambique and shares control of the Nacala Logistic Corridor with Mitsui. Further details are disclosed in note 15.

17.          Intangibles

Changes in intangibles are as follows:

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2015	11,544	7,084	811	1,350	20,789
Additions	—	3,926	3	46	3,975
Disposals	—	(39)	—	(1)	(40)
Amortization	—	(842)	(8)	(534)	(1,384)
Impairment of discontinued operations (note 14)	(102)	—	—	—	(102)
Translation adjustment	(1,295)	361	(63)	(33)	(1,030)
Transfers	—	269	(263)	289	295
Effect of discontinued operations
Transfer to net assets held for sale	(106)	—	—	(2)	(108)
Balance at December 31, 2016	10,041	10,759	480	1,115	22,395
Cost	10,041	14,559	723	5,116	30,439
Accumulated amortization	—	(3,800)	(243)	(4,001)	(8,044)
Balance at December 31, 2016	10,041	10,759	480	1,115	22,395
Additions	—	3,140	—	81	3,221
Disposals	—	(30)	—	—	(30)
Amortization	—	(671)	(7)	(456)	(1,134)
Translation adjustment	479	(19)	33	19	512
Merger of Valepar (note 29)	3,073	—	—	—	3,073
Transfers	—	57	—	—	57
Balance at December 31, 2017	13,593	13,236	506	759	28,094
Cost	13,593	16,787	798	5,141	36,319
Accumulated amortization	—	(3,551)	(292)	(4,382)	(8,225)
Balance at December 31, 2017	13,593	13,236	506	759	28,094

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2015	7,084	123	1,350	8,557
Additions	3,578	—	44	3,622
Disposals	(39)	—	—	(39)
Amortization	(345)	(5)	(476)	(826)
Balance at December 31, 2016	10,278	118	918	11,314
Cost	13,670	224	4,041	17,935
Accumulated amortization	(3,392)	(106)	(3,123)	(6,621)
Balance at December 31, 2016	10,278	118	918	11,314
Additions	2,778	—	69	2,847
Disposals	(22)	—	—	(22)
Amortization	(261)	(7)	(400)	(668)
Balance at December 31, 2017	12,773	111	587	13,471
Cost	16,245	223	4,110	20,578
Accumulated amortization	(3,472)	(112)	(3,523)	(7,107)
Balance at December 31, 2017	12,773	111	587	13,471

a)   Goodwill - The goodwill arose from the acquisition of iron ore and nickel businesses. In 2017, the goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns on the ferrous segment. As the fundamentals are still valid on the date of the merger of Valepar by Vale, the goodwill was fully recognized. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. The Company assess periodically the recoverable amount of the goodwill.

b)   Concessions - The concessions refer to the agreements with governments for the exploration and the development of ports and railways. The Company holds railway concessions which are valid over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

c)   Right of use - Refers to intangible identified in the business combination of Vale Canada Limited (“Vale Canada”) and to the usufruct contract between the Company and noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares). The amortization of the right of use will expire in 2037 and Vale Canada’s intangible will end in September of 2046.

Accounting policy

Intangibles are carried at the acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Concessions	3 to 50 years
Right of use	22 to 31 years
Software	5 years

18.          Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Consolidated
					Mineral		Constructions
	Land	Building	Facilities	Equipment	properties	Others	in progress	Total
Balance at December 31, 2015	2,989	35,538	32,378	28,532	40,234	28,135	43,453	211,259
Additions (i)	—	—	—	—	—	—	17,628	17,628
Disposals	(2)	(27)	(29)	(65)	(406)	(1,338)	(63)	(1,930)
Assets retirement obligation	—	—	—	—	1,028	—	—	1,028
Depreciation, amortization and depletion	—	(1,789)	(2,432)	(3,156)	(2,766)	(2,195)	—	(12,338)
Transfers to non-current assets held for sale	—	—	—	—	—	(1,595)	—	(1,595)
Impairment (note 19)	(4)	(1,476)	(578)	(367)	(374)	(502)	222	(3,079)
Impairment of discontinued operations (note 14)	(174)	—	(214)	—	(5,409)	—	—	(5,797)
Translation adjustment	(130)	(3,724)	(2,158)	(2,626)	(4,080)	(1,423)	(1,454)	(15,595)
Transfers	85	7,351	4,160	3,392	840	3,613	(19,736)	(295)
Acquisition of subsidiary	—	1	—	—	—	—	—	1
Effect of discontinued operations
Transfer to net assets held for sale	(404)	(1,084)	(261)	(3,569)	(1,755)	(201)	(1,397)	(8,671)
Balance at December 31, 2016	2,360	34,790	30,866	22,141	27,312	24,494	38,653	180,616
Cost	2,360	54,359	51,051	38,955	52,360	36,890	38,653	274,628
Accumulated depreciation	—	(19,569)	(20,185)	(16,814)	(25,048)	(12,396)	—	(94,012)
Balance at December 31, 2016	2,360	34,790	30,866	22,141	27,312	24,494	38,653	180,616
Additions (i)	—	—	—	—	—	—	10,867	10,867
Disposals	(2)	(37)	(181)	(214)	(490)	(684)	(503)	(2,111)
Assets retirement obligation	—	—	—	—	1,382	—	—	1,382
Depreciation, amortization and depletion	—	(1,871)	(2,351)	(2,596)	(1,971)	(2,407)	—	(11,196)
Impairment (note 19)	(65)	—	—	(110)	(429)	—	(279)	(883)
Translation adjustment	293	326	454	63	1,237	629	(85)	2,917
Transfers	(211)	6,820	10,198	3,519	2,958	5,072	(28,413)	(57)
Balance at December 31, 2017	2,375	40,028	38,986	22,803	29,999	27,104	20,240	181,535
Cost	2,375	63,392	60,509	42,490	57,794	41,223	20,240	288,023
Accumulated depreciation	—	(23,364)	(21,523)	(19,687)	(27,795)	(14,119)	—	(106,488)
Balance at December 31, 2017	2,375	40,028	38,986	22,803	29,999	27,104	20,240	181,535

	Parent company
					Mineral		Constructions
	Land	Building	Facilities	Equipment	properties	Others	in progress	Total
Balance at December 31, 2015	1,672	19,546	19,379	8,371	4,215	14,203	29,501	96,887
Additions (i)	—	—	—	—	—	—	9,551	9,551
Disposals	—	(1)	(17)	(4)	—	(27)	(45)	(94)
Assets retirement obligation	—	—	—	—	202	—	—	202
Depreciation, amortization and depletion	—	(675)	(1,059)	(1,102)	(207)	(1,352)	—	(4,395)
Impairment (note 19)	—	—	480	(86)	—	(16)	(173)	205
Transfers	12	2,075	1,633	1,300	(88)	3,691	(8,923)	(300)
Balance at December 31, 2016	1,684	20,945	20,416	8,479	4,122	16,499	29,911	102,056
Cost	1,684	24,250	27,293	14,219	5,576	24,558	29,911	127,491
Accumulated depreciation	—	(3,305)	(6,877)	(5,740)	(1,454)	(8,059)	—	(25,435)
Balance at December 31, 2016	1,684	20,945	20,416	8,479	4,122	16,499	29,911	102,056
Additions (i)	—	—	—	—	—	—	6,195	6,195
Disposals	(1)	—	(70)	(66)	—	(96)	(366)	(599)
Assets retirement obligation	—	—	—	—	269	—	—	269
Depreciation, amortization and depletion	—	(755)	(1,092)	(1,098)	(267)	(1,731)	—	(4,943)
Transfers	56	5,125	7,950	2,401	1,243	3,533	(20,308)	—
Balance at December 31, 2017	1,739	25,315	27,204	9,716	5,367	18,205	15,432	102,978
Cost	1,739	30,456	34,144	16,482	7,088	27,735	15,432	133,076
Accumulated depreciation	—	(5,141)	(6,940)	(6,766)	(1,721)	(9,530)	—	(30,098)
Balance at December 31, 2017	1,739	25,315	27,204	9,716	5,367	18,205	15,432	102,978

(i) Includes capitalized borrowing costs.

a)   Disposals of assets

In June 2016, Vale approved a plan to dispose of its fleet of eleven ships. As consequence, these assets were reclassified to non-current assets held for sale and a loss of R$228 was recognized in the income statement as “Impairment and other results on non-current assets”. In the year ended December 31, 2016, the Company concluded the sale of three Very Large Ore Carriers (“VLOC’s”) and four Capesize vessels for R$1,333.

In the year ended December 31, 2017, the Company concluded the sale of four VLOC’s and two Floating Transfer Stations in the amount of R$1,259. The Company recognized a loss of R$436 in the income statement as “Impairment and other results on non-current assets”.

Additionally, in 2017, the Company recognized a loss of R$1,144 in the income statement as “Impairment and other results on non-current assets” due to non-viable projects and operating assets written off through sale or obsolescence.

Accounting policy

Property, plant and equipment is recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	15 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Others:
Locomotives	12 to 25 years
Wagon	30 to 44 years
Railway equipment	5 to 33 years
Ships	20 years
Others	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

a)   Mineral reserves

Critical accounting estimates and judgments

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

b)   Expenditures and stripping costs

(i)  Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

(iv) Stripping Costs - The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposits. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in the same basis adopted for the cash generating unit of which it belongs.

19.                     Impairment and onerous contracts

The impairment losses (reversals) recognized in the year are presented below:

		Income statement
		Impairment (reversals)
Segments by class of assets	Assets or cash-generating unit	2017	2016	2015
Property, plant and equipment and intangible
Iron ore	North system	—	(536)	213
Coal	Australia	—	91	2,460
Base metals - nickel	Stobie	428	—	—
Base metals - nickel	Newfoundland (VNL)	—	2,112	13,394
Base metals - nickel	Nouvelle Caledonie (VNC)	—	952	5,660
Base metals - nickel	Onça Puma	—	—	(976)
Coal	Mozambique	—	—	9,302
Iron ore	Midwest system	—	—	2,023
Several segments	Other assets	455	460	487
Impairment of non-current assets		883	3,079	32,563
Onerous contracts		—	861	1,382
Impairment of non-current assets and onerous contracts		883	3,940	33,945

Investments in associates and joint ventures
Iron ore	Samarco Mineração S.A.	—	—	510
Base metals - Copper	Teal Minerals Inc.	—	—	1,217
Impairment of investments in associates and joint ventures		—	—	1,727

a)        Impairment of non-financial assets

The Company has carried out an impairment test for the assets that a triggering event was identified. The recoverable amount is assessed by reference to the higher of value in use (“VIU”) and fair value less costs of disposal (“FVLCD”).

The recoverable amount of each Cash Generating Units (“CGU”) under the impairment testing was assessed using FVLCD model, through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy.

The cash flows were discounted using a post-tax discount rate ranging from 6% to 9%, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the risks specific to the asset. The Company used its weighted average cost of capital (“WACC”) as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Iron ore and pellets - During 2017, the Company did not identify any changes in the circumstances or indicators that would require reassessment of the carrying amount of the iron ore and pellets CGUs.

Of the total goodwill (note 17), R$7,133 is allocated to the group of ferrous mineral CGUs. The impairment analysis based on FVLCD model demonstrates that there were no impairment loss in relation to the individual CGUs or goodwill.

In 2016, based on the market circumstances, the Company decided to resume Norte’s system pelletizing plant, based on the studies carried out by management that demonstrates its economic feasibility. Accordingly, the Company reversed the full impairments of R$536 recorded in 2013 and 2015.

In 2015, the Company recognized an impairment loss of R$2,023 due to lack of competitiveness in the Midwest system because of the complex logistic system associated with the decline in iron ore prices. Accordingly, long-lived assets were fully impaired.

Coal - Based on the 2017 impairment triggering assessment, the Company has identified trigger of impairment in the Mozambique CGU, driven by a reduction in the proven and probable reserves due to a geological revision undertaken by Management in the last quarter of 2017. However, coal price projections have increased, triggering a discussion around impairment reversal review. The Company carried out an impairment test based on FVLCD model and concluded that there were no changes in the impairment previously recognized.

In 2016, the future mining plans of the coal assets in Australia were revised and an impairment loss of R$91 was recognized in the income statement (R$2,460 in 2015).

In 2015, due to a reduction in the estimated future coal prices, at that point in time, associated with an increase in the logistics costs, the Company recognized an impairment loss of R$9,302 in relation to the coal asset in Mozambique.

Nickel - Based on the 2017 impairment trigger assessment, the Company has identified impairment indicators in the nickel CGUs, driven by a decrease in the nickel long-term price projections. The Company carried out an impairment test based on FVLCD model and concluded that there were no changes in the impairment previously recognized.

Except for an underground mine in Sudbury that was affected by seismic activities and the cost to repair the asset is deemed not recoverable in the current market conditions. Therefore, the Company has placed this asset on “care and maintenance” and an impairment of R$428 was recognized in the income statement.

Of the total goodwill (note 17), R$6,460 is allocated to the group of nickel CGUs. The impairment analysis based on FVLCD model demonstrates that there were no impairment loss in relation to the individual CGUs or goodwill.

In 2016, the decrease in long term nickel price projections, that significantly reduced the recoverable amounts of the VNL and VNC CGUs, associated with significant capital investments in new processing facilities in recent years, resulted in impairment losses of R$2,122 and R$952 (2015 - R$13,394 and R$5,660), respectively.

b)             Onerous contract

In 2016, the Company recognized a provision of R$861 (R$1,382 in 2015) for the costs in respect of certain long-term contracts in the Midwest system for fluvial transportation and port structure, with minimum guaranteed volume.

c)         Impairment of investments in associates and joint ventures

In 2015, the Company recognized an impairment of R$510 in its investment in Samarco (note 21) and R$1,217 in Teal Minerals Inc. (“Teal”). Teal recognized an impairment of property, plant and equipment due to the revision of future mining plans and the decrease of the copper price.

Accounting policy

Impairment of non-Financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation.

Assets that have indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units (CGUs)). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts.

Critical accounting estimates and judgments

The Company determines its cash flows based on the budgets approved by management, which require the use of the following assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit. These assumptions are subject to risk and uncertainty. Hence, there is a possibility that changes in circumstances will change these projections, which may affect the recoverable amount of the assets.

20.                     Loans, borrowings, cash and cash equivalents and financial investments

a)        Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term, being able to generate value to its stockholders, through the payment of dividends and capital gain.

	Consolidated		Parent company
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
Debt contracts in the international markets	57,187	68,863	17,355	26,796
Debt contracts in Brazil	17,205	26,701	15,989	25,252
Total of loans and borrowings	74,392	95,564	33,344	52,048

(-) Cash and cash equivalents	14,318	13,891	1,876	1,203
(-) Financial investments	61	59	4	4
Net debt	60,013	81,614	31,464	50,841

b)        Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being R$5,921 denominated in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate” or” CDI”), R$7,924 denominated in US$, mainly time deposits and R$473 denominated in other currencies.

c)         Loans and borrowings

i)           Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Debt contracts in the international markets
Floating rates in:
US$	1,027	762	9,142	17,889
EUR	—	—	794	688
Fixed rates in:
US$	—	—	41,642	42,643
EUR	—	—	2,977	5,157
Other currencies	57	55	682	679
Accrued charges	866	990	—	—
	1,950	1,807	55,237	67,056
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,478	1,313	10,570	18,326
Basket of currencies and US$ indexed to LIBOR	1,121	1,117	2,341	3,962
Fixed rates in:
R$	225	214	572	703
Accrued charges	859	959	39	107
	3,683	3,603	13,522	23,098
	5,633	5,410	68,759	90,154

	Parent company
	Current liabilities		Non-current liabilities
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Debt contracts in the international markets
Floating rates in:
US$	708	448	8,410	15,876
Fixed rates in:
US$	—	—	4,962	4,889
EUR	—	—	2,977	5,158
Accrued charges	298	425	—	—
	1,006	873	16,349	25,923
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,214	1,059	9,781	17,307
Basket of currencies and US$ indexed to LIBOR	1,121	1,117	2,341	3,962
Fixed rates in:
R$	190	190	495	685
Accrued charges	847	932	—	—
	3,372	3,298	12,617	21,954
	4,378	4,171	28,966	47,877

The future flows of debt payments principal, per nature of funding and interest are as follows:

	Consolidated					Parent company
	Principal					Principal
			Development		Estimated future
	Bank loans	Capital markets	agencies	Total	interest payments (i)	Total
2018	533	—	3,374	3,907	4,119	3,234
2019	2,809	—	2,979	5,788	3,802	5,057
2020	3,253	2,750	2,518	8,521	3,604	6,284
2021	1,899	4,475	2,304	8,678	3,125	3,966
Between 2022 and 2025	1,665	11,673	3,141	16,479	9,021	8,065
2026 onwards	287	28,400	568	29,255	19,614	5,594
	10,446	47,298	14,884	72,628	43,285	32,200

(i) Estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at December 31, 2017 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At December 31, 2017, the average annual interest rates by currency are as follows:

	Consolidated		Parent company
	Average interest		Average interest
	rate (i)	Total debt	rate (i)	Total debt
Loans and borrowings
US$	5.39%	56,036	4.12%	17,739
R$ (ii)	8.14%	13,719	8.36%	12,504
EUR (iii)	3.34%	3,895	3.75%	3,101
Other currencies	3.23%	742		—
		74,392		33,344

(i)        In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at December 31, 2017.

(ii)     R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of R$7,704 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 1.89% per year in US$.

(iii)   Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

ii)       Reconciliation of debt to cash flows arising from financing activities

	Consolidated
		Cash flow			Non-cash changes
	December 31,			Interest		Effect of	Interest	December 31,
	2016	Additions	Repayments	paid	Transferences	exchange rate	accretion	2017
Loans and borrowings
Current	5,410	—	(28,878)	(5,373)	28,594	462	5,418	5,633
Non-current	90,154	6,223	—		(28,594)	976	—	68,759
Total	95,564	6,223	(28,878)	(5,373)	—	1,438	5,418	74,392

iii)        Credit and financing lines

					Available amount
	Contractual		Period of the
Type	currency	Date of agreement	agreement	Total amount	December 31, 2017
Credit lines
Revolving credit facilities	US$	May 2015	5 years	9,924	9,924
Revolving credit facilities	US$	June 2017	5 years	6,616	6,616
Financing lines
BNDES - CLN 150	R$	September 2012	10 years	3,883	20
BNDES - S11D e S11D Logística	R$	May 2014	10 years	6,163	1,016

In June 2017, the Company signed a R$6,616 (US$2,000 million) revolving credit facility, which will be available for five years, to replace the R$6,616 (US$2,000 million) line that was signed in 2013, which was cancelled. At December 31, 2017, the total available amount in revolving credit facilities remains at R$16,540 (US$5,000 million).

Liquidity risk- The revolving credit facilities available today were acquired from a syndicate of several global commercial banks. To mitigate such risk, Vale has a revolving credit facilities to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction.

iv)    Funding

In February 2017, the Company issued through Vale Overseas Limited guaranteed notes due August 2026 totaling R$3,308 (US$1,000 million). The notes bears 6.250% coupon per year, payable semi-annually, and were sold at a price of 107.793% of the principal amount. The notes were consolidated with, and formed a single series with, Vale Overseas’s R$3,308 (US$1,000 million) 6.250% notes due 2026 issued on August, 2016. Vale applied the net proceeds from the offering to the early redemption of Vale’s €750 notes (due in March 2018).

In September 2017, the Company redeemed all of its 5.625% guaranteed notes due 2019 issued through Vale Overseas Limited totaling R$3,168 (US$1,000 million). Additionally, the Company conducted a Tender Offer for the outstanding 4.625% guaranteed notes due 2020 issued by its subsidiary Vale Overseas Limited. The total principal amount of 2020 Notes accepted for purchase pursuant to the Tender Offer was R$1,587 (US$501 million) from a total of R$3,168 (US$1,000 million).

v)        Guarantees

As at December 31, 2017 and 2016, loans and borrowings are secured by property, plant and equipment and receivables in the amount of R$910 and R$1,538, respectively.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

vi)    Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at December 31, 2017 and 2016.

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. The average capitalization rate is 22%. Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

21.                     Liabilities related to associates and joint ventures

In March 2016 Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), entered into an Agreement (“Framework Agreement”) with the Brazilian federal government, the two Brazilian states (Espírito Santo and Minas Gerais) and other governmental authorities, in connection with the lawsuit related to the Samarco dam failure (Note 27), in order to implement the programs for remediation and compensation of the areas and communities affected.

The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been satisfied.

Under the Framework Agreement, Samarco, Vale S.A. and BHPB have established a foundation (“Fundação Renova” or “Foundation”) to develop and implement social and economic remediation and compensation, to be funded by Samarco. To the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Framework Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

As the consequence of the dam failure, governmental authorities ordered the suspension of Samarco’s operations.

Due to the uncertainties regarding Samarco’s future cash flow, Vale S.A. maintains a provision for the obligation to comply with the reparation and compensation programs under the Framework Agreement (pro rata to its proportional equity interest in Samarco). The movements in the provisions are as follows:

	2017	2016
Balance at January 1st,	3,511	—
Additions / Provision recognized	128	3,733
Payments	(941)	(461)
Interest accretion	598	239
Balance at December 31,	3,296	3,511

Current liabilities	1,080	951
Non-current liabilities	2,216	2,560
Liabilities	3,296	3,511

In addition to the provision above, Vale S.A. made available in the year ended December 31, 2017 the amount of R$452, which was fully used to fund Samarco’s working capital and was recognized in Vale’s income statement as “Impairment and other results in associates and joint ventures”. Vale S.A intends to make available until the first half of 2018 up to R$159 to Samarco to support its working capital requirements, without any binding obligation to Samarco in this regard. Such amounts will be released by the shareholders simultaneously and pursuant to the same terms and conditions, subject to the fulfillment of certain milestones.

The summarized financial information of Samarco are as follows:

	December 31, 2017	December 31, 2016
Current assets	220	536
Non-current assets	19,901	19,484
Total assets	20,121	20,020

Current liabilities	18,132	15,811
Non-current liabilities	11,996	11,131
Total liabilities	30,128	26,942
Negative reserves	(10,007)	(6,922)

Loss	(3,062)	(3,362)

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Therefore, Vale’s investment in Samarco was impaired in full and no provision was recognized in relation to the Samarco’s negative reserves.

The contingencies related to the Samarco dam failure are disclosed in note 27.

Critical accounting estimates and judgments

The provision requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco’s operations; (iii) updates in the discount rate; and (iv) resolution of existing and potential legal claims. As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, Vale S.A. will reassess the key assumptions used by Samarco in the preparation of the projected cash flows and will adjust the provision, if required.

22.                     Financial instruments classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	Consolidated
	December 31, 2017			December 31, 2016
	Loans and	At fair value		Loans and	At fair value
	receivables or	through		receivables or	through
	amortized cost	profit or loss	Total	amortized cost	profit or loss	Total
Financial assets
Current
Cash and cash equivalents	14,318	—	14,318	13,891	—	13,891
Financial investments	61	—	61	59	—	59
Derivative financial instruments	—	351	351	—	892	892
Accounts receivable	8,602	—	8,602	11,937	—	11,937
Related parties	6,277	—	6,277	—	—	—
	29,258	351	29,609	25,887	892	26,779
Non-current
Derivative financial instruments	—	1,497	1,497	—	1,454	1,454
Loans	498	—	498	587	—	587
Related parties	8,695	—	8,695	—	—	—
	9,193	1,497	10,690	587	1,454	2,041
Total of financial assets	38,451	1,848	40,299	26,474	2,346	28,820

Financial liabilities
Current
Suppliers and contractors	13,367	—	13,367	11,830	—	11,830
Derivative financial instruments	—	344	344	—	1,349	1,349
Loans and borrowings	5,633	—	5,633	5,410	—	5,410
Related parties	893	—	893	1,150	—	1,150
	19,893	344	20,237	18,390	1,349	19,739
Non-current
Derivative financial instruments	—	2,269	2,269	—	3,991	3,991
Loans and borrowings	68,759	—	68,759	90,154	—	90,154
Related parties	3,226	—	3,226	287	—	287
Participative stockholders’ debentures	—	4,080	4,080	—	2,526	2,526
	71,985	6,349	78,334	90,441	6,517	96,958
Total of financial liabilities	91,878	6,693	98,571	108,831	7,866	116,697

	Parent company
	December 31, 2017			December 31, 2016
	Loans and	At fair value		Loans and	At fair value
	receivables or	through		receivables or	through
	amortized cost	profit or loss	Total	amortized cost	profit or loss	Total
Financial assets
Current
Cash and cash equivalents	1,876	—	1,876	1,203	—	1,203
Financial investments	4	—	4	4	—	4
Derivative financial instruments	—	199	199	—	338	338
Accounts receivable	9,560	—	9,560	26,223	—	26,223
Related parties	206	—	206	323	—	323
	11,646	199	11,845	27,753	338	28,091
Non-current
Derivative financial instruments	—	1,268	1,268	—	1,304	1,304
Loans	18	—	18	114	—	114
Related parties	579	—	579	760	—	760
	597	1,268	1,865	874	1,304	2,178
Total of financial assets	12,243	1,467	13,710	28,627	1,642	30,269

Financial liabilities
Current
Suppliers and contractors	7,503	—	7,503	6,743	—	6,743
Derivative financial instruments	—	311	311	—	1,033	1,033
Loans and borrowings	4,378	—	4,378	4,171	—	4,171
Related parties	4,102	—	4,102	8,923	—	8,923
	15,983	311	16,294	19,837	1,033	20,870
Non-current
Derivative financial instruments	—	2,113	2,113	—	3,427	3,427
Loans and borrowings	28,966	—	28,966	47,877	—	47,877
Related parties	48,762	—	48,762	50,849	—	50,849
Participative stockholders’ debentures	—	4,080	4,080	—	2,526	2,526
	77,728	6,193	83,921	98,726	5,953	104,679
Total of financial liabilities	93,711	6,504	100,215	118,563	6,986	125,549

The classification of financial assets and liabilities by currencies are as follows:

	Consolidated
	December 31, 2017
	R$	US$	CAD	EUR	Others currencies	Total
Financial assets
Current
Cash and cash equivalents	5,921	7,924	159	36	278	14,318
Financial investments	3	58	—	—	—	61
Derivative financial instruments	199	152	—	—	—	351
Accounts receivable	813	7,723	20	—	46	8,602
Related parties	—	6,277	—	—	—	6,277
	6,936	22,134	179	36	324	29,609
Non-current
Derivative financial instruments	1,269	228	—	—	—	1,497
Loans	17	481	—	—	—	498
Related parties	—	8,695	—	—	—	8,695
	1,286	9,404	—	—	—	10,690
Total of financial assets	8,222	31,538	179	36	324	40,299

Financial liabilities
Current
Suppliers and contractors	8,150	3,665	1,277	162	113	13,367
Derivative financial instruments	314	30	—	—	—	344
Loans and borrowings	2,541	2,911	57	124	—	5,633
Related parties	—	893	—	—	—	893
	11,005	7,499	1,334	286	113	20,237
Non-current
Derivative financial instruments	2,110	159	—	—	—	2,269
Loans and borrowings	11,178	53,125	685	3,771	—	68,759
Related parties	258	2,968	—	—	—	3,226
Participative stockholders’ debentures	4,080	—	—	—	—	4,080
	17,626	56,252	685	3,771	—	78,334
Total of financial liabilities	28,631	63,751	2,019	4,057	113	98,571

	Consolidated
	December 31, 2016
	R$	US$	CAD	EUR	Others currencies	Total
Financial assets
Current
Cash and cash equivalents	3,132	9,448	147	183	981	13,891
Financial investments	4	55	—	—	—	59
Derivative financial instruments	339	553	—	—	—	892
Accounts receivable	1,098	10,787	—	3	49	11,937
	4,573	20,843	147	186	1,030	26,779
Non-current
Derivative financial instruments	1,304	150	—	—	—	1,454
Loans	114	313	160	—	—	587
	1,418	463	160	—	—	2,041
Total of financial assets	5,991	21,306	307	186	1,030	28,820

Financial liabilities
Current
Suppliers and contractors	6,181	3,090	1,995	313	251	11,830
Derivative financial instruments	1,033	316	—	—	—	1,349
Loans and borrowings	2,450	2,696	55	209	—	5,410
Related parties	—	1,150	—	—	—	1,150
	9,664	7,252	2,050	522	251	19,739
Non-current
Derivative financial instruments	3,427	564	—	—	—	3,991
Loans and borrowings	19,128	64,498	681	5,847	—	90,154
Related parties	287	—	—	—	—	287
Participative stockholders’ debentures	2,526	—	—	—	—	2,526
	25,368	65,062	681	5,847	—	96,958
Total of financial liabilities	35,032	72,314	2,731	6,369	251	116,697

	Parent company
	December 31, 2017
	R$	US$	EUR	Total
Financial assets
Current
Cash and cash equivalents	1,836	40	—	1,876
Financial investments	4	—	—	4
Derivative financial instruments	199	—	—	199
Accounts receivable	1,094	8,459	7	9,560
Related parties	—	206	—	206
	3,133	8,705	7	11,845
Non-current
Derivative financial instruments	1,268	—	—	1,268
Loans	18	—	—	18
Related parties	—	579	—	579
	1,286	579	—	1,865
Total of financial assets	4,419	9,284	7	13,710

Financial liabilities
Current
Suppliers and contractors	7,276	163	64	7,503
Derivative financial instruments	311	—	—	311
Loans and borrowings	2,228	2,026	124	4,378
Related parties	822	3,280	—	4,102
	10,637	5,469	188	16,294
Non-current
Derivative financial instruments	2,113	—	—	2,113
Loans and borrowings	10,276	15,713	2,977	28,966
Related parties	2,508	46,254	—	48,762
Participative stockholders’ debentures	4,080	—	—	4,080
	18,977	61,967	2,977	83,921
Total of financial liabilities	29,614	67,436	3,165	100,215

	Parent company
	December 31, 2016
	R$	US$	EUR	Total
Financial assets
Current
Cash and cash equivalents	1,185	18	—	1,203
Financial investments	4	—	—	4
Derivative financial instruments	338	—	—	338
Accounts receivable	1,082	25,135	6	26,223
Related parties	118	205	—	323
	2,727	25,358	6	28,091
Non-current
Derivative financial instruments	1,304	—	—	1,304
Loans	114	—	—	114
Related parties	—	760	—	760
	1,418	760	—	2,178
Total of financial assets	4,145	26,118	6	30,269

Financial liabilities
Current
Suppliers and contractors	6,365	603	148	7,116
Derivative financial instruments	1,033	—	—	1,033
Loans and borrowings	2,149	1,815	207	4,171
Related parties	131	8,792	—	8,923
	9,678	11,210	355	21,243
Non-current
Derivative financial instruments	3,427	—	—	3,427
Loans and borrowings	17,993	24,726	5,158	47,877
Related parties	3,694	47,155	—	50,849
Participative stockholders’ debentures	2,526	—	—	2,526
	27,640	71,881	5,158	104,679
Total of financial liabilities	37,318	83,091	5,513	125,922

23.                     Fair value estimate

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

Level 1 - Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

a)        Assets and liabilities measured and recognized at fair value:

	Consolidated
	December 31, 2017			December 31, 2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	954	894	1,848	1,319	1,027	2,346
Total	954	894	1,848	1,319	1,027	2,346

Financial liabilities
Derivative financial instruments	1,923	690	2,613	3,877	1,463	5,340
Participative stockholders’ debentures	4,080	—	4,080	2,526	—	2,526
Total	6,003	690	6,693	6,403	1,463	7,866

	Parent company
	December 31, 2017			December 31, 2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	573	894	1,467	615	1,027	1,642
Total	573	894	1,467	615	1,027	1,642

Financial liabilities
Derivative financial instruments	1,734	690	2,424	2,997	1,463	4,460
Participative stockholders’ debentures	4,080	—	4,080	2,526	—	2,526
Total	5,814	690	6,504	5,523	1,463	6,986

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 in the year ended December 31, 2017.

The following table presents the changes in Level 3 assets and liabilities for the year ended December 31, 2017:

	Consolidated		Parent company
	Derivative financial instruments
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance at December 31, 2016	1,027	1,463	1,027	1,463
Gain recognized in income statement	(133)	(773)	(133)	(773)
Balance at December 31, 2017	894	690	894	690

Methods and techniques of evaluation

i)           Derivative financial instruments

Financial instruments are evaluated by calculating their present value through the use of instrument yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options which income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

For the TJLP swaps, the calculation of the fair value assumes that TJLP is constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value for derivatives are within level 3 are measured using discounted cash flows and option model valuation techniques with main unobservable inputs discount rates, stock prices and commodities prices.

Participative stockholders’ debentures - Consist of the debentures issued during the privatization process (note 13), which fair values are measured based on the market approach. Reference prices are available on the secondary market.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year.

An analysis of the impact if actual results are different from management’s estimates is present on note 33 (sensitivity analysis).

b)        Fair value of financial instruments not measured at fair value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of loans and borrowings (net of interest) are as follows:

	Consolidated				Parent company
	Balance	Fair value	Level 1	Level 2	Balance	Fair value	Level 1	Level 2
Financial liabilities
December 31, 2017
Debt principal	72,628	76,377	49,406	26,971	32,199	34,088	11,213	22,875

December 31, 2016
Debt principal	93,508	89,218	45,216	44,002	50,691	50,658	12,166	38,492

24.                               Derivative financial instruments

a)        Derivatives effects on statement of financial position

	Consolidated
	Assets
	December 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	125	—	429	3
IPCA swap	30	271	22	199
Eurobonds swap	—	89	—	—
Pré-dolar swap	73	106	3	75
	228	466	454	277
Commodities price risk
Nickel	73	10	13	7
Bunker oil	50	—	425	—
	123	10	438	7

Others	—	1,021	—	1,170
	—	1,021	—	1,170
Total	351	1,497	892	1,454

	Consolidated
	Liabilities
	December 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	314	1,356	955	2,078
IPCA swap	—	136	65	186
Eurobonds swap	13	—	24	147
Euro Forward	—	—	149	—
Pré-dolar swap	17	79	16	104
	344	1,571	1,209	2,515
Commodities price risk
Nickel	—	—	16	7
Bunker oil	—	—	124	—
	—	—	140	7

Others	—	698	—	1,469
	—	698	—	1,469
Total	344	2,269	1,349	3,991

	Parent company
	Assets
	December 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	104	—	322	3
IPCA swap	21	273	13	199
Pré-dolar swap	74	102	3	75
	199	375	338	277

Others	—	893	—	1,027
	—	893	—	1,027
Total	199	1,268	338	1,304

	Parent company
	Liabilities
	December 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	295	1,283	952	1,777
IPCA swap	—	59	65	83
Pré-dolar swap	16	81	16	104
	311	1,423	1,033	1,964

Others	—	690	—	1,463
	—	690	—	1,463
Total	311	2,113	1,033	3,427

b)        Effects of derivatives on the income statement, cash flow and other comprehensive income

	Consolidated
	Year ended December 31
	Gain (loss) recognized in the			Financial settlement inflows			Gain (loss) recognized in other
	income statement			(outflows)			comprehensive income
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	483	2,897	(3,644)	(572)	(1,689)	(867)	—	—	—
IPCA swap	132	257	(167)	(65)	(78)	20	—	—	—
Eurobonds swap	122	(75)	(353)	(121)	(524)	(39)	—	—	—
Euro forward	144	(152)	—	—	—	—	—	—	—
Pré-dolar swap	116	241	(462)	(6)	(361)	(158)	—	—	—
	997	3,168	(4,626)	(764)	(2,652)	(1,044)	—	—	—
Commodities price risk
Nickel	97	(158)	(166)	11	(113)	(212)	—	—	—
Bunker oil	(258)	911	(2,662)	(10)	(2,829)	(866)	—	—	—
	(161)	753	(2,828)	1	(2,942)	(1,078)	—	—	—

Others	624	261	(494)	—	—	—	—	—	—

Derivatives designated as cash flow hedge accounting
Bunker oil	—	—	(1,483)	—	—	(1,513)	—	—	1,409
Foreign exchange	—	(10)	(136)	—	(10)	(136)	—	10	66
	—	(10)	(1,619)	—	(10)	(1,649)	—	10	1,475
Total	1,460	4,172	(9,567)	(763)	(5,604)	(3,771)	—	10	1,475

	Parent company
	Year ended December 31
	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)		Gain (loss) recognized in other comprehensive income
	2017	2016	2017	2016	2017	2016
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	423	2,685	(505)	(1,773)	—	—
IPCA swap	106	185	(65)	(81)	—	—
Pré-dolar swap	116	241	(7)	(361)	—	—
	645	3,111	(577)	(2,215)	—	—

Others	640	222	—	—	—	—

Derivatives designated as cash flow hedge accounting
Foreign exchange	—	—	—	—	—	10
	—	—	—	—	—	10
Total	1,285	3,333	(577)	(2,215)	—	10

During 2015, the Company implemented bunker oil purchase cash flows protection program and recognized as cost of goods sold and services rendered and financial expense the amounts of R$1,483 and R$8,084, respectively. In 2016, all derivatives impacts were charged to financial results.

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	January 2024
Bunker oil	December 2017
Nickel	December 2019
Others	December 2027

c)         Hedge in foreign operations

Implementation of net investment hedge

As at January 1, 2017, Vale S.A., which the functional currency is Reais, designated its debts in US$ and Euro, as an instrument in a hedge of its investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) to mitigate part of the foreign exchange risk on financial statements.

At December 31, 2017 the carrying value of the designated debts are R$17,542 (US$5,303 million) and R$2,977 (EUR750 million). The foreign exchange loss of R$469 (R$310 net of taxes), was recognized in the “Cumulative translation adjustments” in stockholders’ equity for the year ended December 31, 2017. This hedge was highly effective throughout the year ended on December 31, 2017.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments.

At the beginning of the hedge operations, the Company documents the type of hedge, the relationship between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company adopts the hedge accounting procedure and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within “Cumulative translation adjustments”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within “Cumulative translation adjustments”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

The Company has performed an assessment of the IFRS 9 - Financial instruments and the expected impacts are detailed in note 2e.

Additional information about derivatives financial instruments
In millions of Brazilian reais, except as otherwise stated

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on December 31, 2017.

The following tables detail the derivatives positions for Vale and its controlled companies as of December 31, 2017, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                                     Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

									Financial settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017		December 31, 2016		Index	Average rate	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018	2019	2020+

CDI vs. US$ fixed rate swap							(108)	(396)	44	49	90	(78)	(120)
Receivable	R$	3,540	R$	6,289	CDI	101.33%
Payable	US$	1,104	US$	2,105	Fix	3.20%

TJLP vs. US$ fixed rate swap							(1,262)	(2,027)	(609)	122	(265)	(809)	(188)
Receivable	R$	2,982	R$	4,360	TJLP +	1.25%
Payable	US$	1,323	US$	2,030	Fix	1.55%

TJLP vs. US$ floating rate swap							(175)	(179)	(7)	11	(14)	(161)	—
Receivable	R$	216	R$	242	TJLP +	0.88%
Payable	US$	123	US$	140	Libor +	-1.23%

R$ fixed rate vs. US$ fixed rate swap							80	(42)	(6)	88	58	44	(22)
Receivable	R$	1,158	R$	1,031	Fix	8.02%
Payable	US$	385	US$	343	Fix	-0.28%

IPCA vs. US$ fixed rate swap							(113)	(167)	(0)	29	23	(51)	(85)
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%
Payable	US$	434	US$	434	Fix	3.98%

IPCA vs. CDI swap							280	136	(65)	1	8	(1)	273
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.58%

(ii)  Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$. In those forwards only the principal amount of the debt is converted from EUR to US$.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017		December 31, 2016		Index	Average rate	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018	2019	2020+

EUR fixed rate vs. US$ fixed rate swap							76	(170)	(22)	19	(14)	(12)	102
Receivable	£500		£500		Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

							Financial settlement
	Notional				Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought/ Sold	Average rate (USD/EUR)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018

Forward	£0	£500	B	1.143	—	(149)	(99)	—	—

b)                                     Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented, through zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

The contracts expired in 2017.

							Financial Settlement
	Notional (ton)				Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought/ Sold	Average strike (US$/ton)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018

Bunker Oil protection
Call options	—	2,856,000	B	—	—	424	6	—	—
Put options	—	2,856,000	S	—	—	(45)	—	—	—
Total					—	379	6	—	—

As at December 31, 2016, excludes R$78, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii) Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

							Financial Settlement
	Notional (ton)				Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31 2017	December 31 2016	Bought/ Sold	Average strike (US$/ton)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2017	2018

Fixed prices sales protection
Nickel forwards	9,621	11,615	B	10,253	80	(2)	12	12	70	10

Raw materials purchase protection
Nickel forwards	292	134	S	11,597	(1.1)	0.4	0.1	0.4	(1.1)	—
Copper forwards	79	441	S	6,941	(0.1)	(0.5)	(0.9)	0.0	(0.1)	—
Total					(1.2)	(0.1)	(0.8)	0.4	(1.2)	—

c)                                      Wheaton Precious Metals Corp. warrants

The company owns warrants of Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31 2017	December 31 2016	Bought/ Sold	Average strike (US$/share)	December 31, 2017	December31, 2016	December 31, 2017	December31, 2017	2023

Call options	10,000,000	10,000,000	B	44	128	144	—	13	128

d)                                     Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the company.

							Financial Settlement
	Notional (quantity)				Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought/ Sold	Average strike (R$/share)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2027

Conversion options	140,239	140,239	S	8,530	(188)	(236)	—	10	(188)

e)                                      Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The Company entered into a stock sale and purchase agreement that has options related to MBR shares. Mainly, the Company has the right to buy back this non-controlling interest in the subsidiary. Moreover, under certain restrict and contingent conditions, which are beyond the buyer’s control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares.

							Financial Settlement
	Notional (quantity, in millions)				Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought/ Sold	Average strike (R$/ação)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018+

Options	2,139	2,139	B/S	1.7	831	393	—	41	831

f)                                        Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

							Financial Settlement
	Notional (ton)				Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought/ Sold	Average strike (US$/ton)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018

Nickel Forward	2,627	5,626	S	11,729	3	1		3	3
Copper Forward	2,718	3,684	S	6,808	0.1	5		1	0.1
Total					3	6	—	4	3

The Company has also a natural gas purchase agreement in which there’s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

							Financial Settlement
	Notional (volume/month)				Fair value		Inflows (Outfiows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought/ Sold	Average strike (US$/ton)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018	2019+

Call options	746,667	746,667	S	233	(6)	(7)	—	4	(0)	(6)

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

							Financial Settlement
	Notional (quantity)				Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December31, 2016	Bought / Sold	Average strike (R$/share)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018+

Put option	1,105,070,863	1,105,070,863	S	3.86	(439)	(593)	—	32	(439)

For sensitivity analysis of derivative financial instruments, Financial counterparties’ ratings and market curves please see note 33.

25.                               Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Payroll, related charges and other remunerations (i)	3,641	2,362	—	—
Onerous contracts (note 19)	337	329	1,203	1,541
Environment Restoration	99	33	262	362
Asset retirement obligations (note 26)	289	154	10,191	8,055
Provisions for litigation (note 27)	—	—	4,873	2,734
Employee postretirement obligations (note 28)	244	225	6,714	6,038
Provisions	4,610	3,103	23,243	18,730

	Parent company
	Current liabilities		Non-current liabilities
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Payroll, related charges and other remunerations (i)	2,541	1,649	—	—
Environment Restoration	80	14	106	200
Asset retirement obligations (note 26)	210	71	1,793	1,571
Provisions for litigation (note 27)	—	—	4,219	1,944
Employee postretirement obligations (note 28)	73	58	782	681
Provisions	2,904	1,792	6,900	4,396

(i)       Includes profit sharing provision R$2,490 and R$l,064 for the year ended December, 31 2017 and 2016, respectively. For the Parent Company, R$l,780 and R$638 for the year ended December 31, 2017 and 2016, respectively.

26.                               Asset retirement obligations

Provision is made for expected costs for the closure of the mines and deactivation of the related mining assets. Changes in the provision for asset retirement obligations and long-term interest rates (per annum, used to discount these obligations to present value and to update the provisions) are as follows:

	Consolidated		Parent company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Balance at beginning of the year	8,209	9,659	1,642	1,374
Interest expense	220	405	126	183
Settlements	(195)	(264)	(32)	(12)
Revisions on cash flows estimates	2,039	737	267	97
Translation adjustment	480	(1,160)	—	—
Effect of discontinued operations
Transfer to net assets held for sale	(273)	(1,168)	—	—
Balance at end of the year	10,480	8,209	2,003	1,642

Current	289	154	210	71
Non-current	10,191	8,055	1,793	1,571
	10,480	8,209	2,003	1,642
Long-term interest rates (per annum)
Brazil	5.34%	5.73%	5.34%	5.73%
Canada	0.57%	0.55%
Other regions	0.72% - 6.13%	1.07% - 8.02%

Accounting policy

When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and is depreciated over the useful life of the related mining asset, resulting in an expense recognized in the income statement.

The long-term liability is discounted at presented value using a long-term risk free discount rate applicable to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets.

The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Critical accounting estimates and judgments

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significant impact the recorded provision. Therefore, the estimated costs for closure of the mining assets is deemed to be a critical accounting estimate. These estimates are annually reviewed.

27.                               Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Consolidated
				Environmental	Total of litigation
	Tax litigation	Civil litigation	Labor litigation	litigation	provision
Balance at December 31, 2015	1,052	309	1,771	78	3,210
Additions	86	347	830	7	1,270
Reversals	(127)	(224)	(412)	(20)	(783)
Payments	(410)	(212)	(363)	(11)	(996)
Indexation and interest	155	68	28	(10)	241
Translation adjustment	(2)	—	2	1	1
Effect of discontinued operations
Net movements of year	1	(5)	28	(1)	23
Transfers to net assets held for sale	(60)	(11)	(142)	(19)	(232)
Balance at December 31, 2016	695	272	1,742	25	2,734
Additions	123	168	781	19	1,091
Reversals	(54)	(116)	(375)	(6)	(551)
Payments	(372)	(8)	(336)	(2)	(718)
Indexation and interest	41	116	112	(2)	267
Translation adjustment	37	—	—	—	37
Merger of Valepar (note 29) (i)	2,013	—	—	—	2,013
Balance at December 31, 2017	2,483	432	1,924	34	4,873

	Parent company
				Environmental	Total of litigation
	Tax litigation	Civil litigation	Labor litigation	litigation	provision
Balance at December 31, 2015	332	241	1,562	55	2,190
Additions	44	346	804	8	1,202
Reversals	(50)	(202)	(407)	(19)	(678)
Payments	(275)	(206)	(337)	(11)	(829)
Indexation and interest	2	68	(1)	(10)	59
Balance at December 31, 2016	53	247	1,621	23	1,944
Additions	75	82	730	12	899
Reversals	(4)	(104)	(362)	(6)	(476)
Payments	(78)	(27)	(323)	(2)	(430)
Indexation and interest	58	110	104	(3)	269
Merger of Valepar (note 29) (i)	2,013	—	—	—	2,013
Balance at December 31, 2017	2,117	308	1,770	24	4,219

(i) refers to litigations of PIS/COFINS of interest on capital.

i.            Provisions for labor litigation - Consist of lawsuits filed by employees and service suppliers, related to employment relationships mainly in Brazil. The most recurring claims are related to payment of overtime, hours in itinerary, and health and safety. Also the social security in Brazil (“INSS”) contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

b)        Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	Consolidated		Parent company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Tax litigation (i)	29,244	24,886	26,510	21,418
Civil litigation	5,371	4,936	3,957	3,857
Labor litigation	6,455	7,885	6,118	7,476
Environmental litigation	7,242	6,133	7,058	5,943
Total	48,312	43,840	43,643	38,694

(i)       R$613 from merger of Valepar S.A.

i - Tax litigation - Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income (CSLL) from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM (royalties), and (iv) charges of value-added tax on services and circulation of goods (ICMS), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State and ICMS/penalty charges on our own transportation. The changes reported in the period resulted, mainly, from additions of other periods to the existing proceedings related to PIS, COFINS, ICMS, CFEM; as well as the inclusion of Valepar S.A. proceedings and the application interest and inflation adjustments to the disputed amounts.

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, noncompliance with existing environmental licenses or damage to the environment.

c)   Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated		Parent company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Tax litigation (i)	3,971	630	3,864	499
Civil litigation	199	202	48	53
Labor litigation	2,359	2,251	2,156	2,078
Environmental litigation	42	52	42	51
Total	6,571	3,135	6,110	2,681

(i)   Includes R$3,034 related to the merger of Valepar (note 29).

d)   Contingencies related to Samarco accident

(i)  Public civil claim filed by the Federal Government and others

The federal government, the two Brazilian states affected by the failure (Espirito Santo and Minas Gerais) and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, Vale S.A. and BHPB, with an estimated value indicated by the plaintiffs of R$20.2 billion.

The Framework Agreement signed in March 2016, was ratified by the Federal Regional Court (“TRF”) in May 2016. This ratification was suspended by the Superior Court of Justice (“STJ”) in June 2016 and resulted in the restoration of the public civil claim, and maintained other measures, such as: (a) the prohibition of the defendants from transferring or conveying any of their interest in its Brazilian iron ore concessions, without, however, limiting their production and commercial activities and; (b) the order of the deposit with the court of R$1.2 billion by January 2017, which was provisionally replaced by the guarantees provided for under the agreements with Federal Prosecution Office (“MPF”), as detailed in the item (ii) below.

(ii) Public civil action filed by Federal Prosecution Office

On May 3, 2016, the Federal Prosecution Office (MPF) filed a public civil lawsuit against Samarco and its shareholders and presented several demands, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by the MPF is R$155 billion.

In January 2017 Samarco, Vale S.A. and BHPB entered into two preliminary agreements with the MPF.

The first agreement (“First Agreement”) aims to outline the process and timeline for negotiations of a Final Agreement (“Final Agreement”), initially expected to occur by June 30, 2017 and extended by April 20, 2018. This First Agreement establishes a timeline and actions to set the ground for conciliation of two public civil lawsuits in the amounts of R$20.2 billion and R$155 billion, mentioned above, which are actually suspended.

In addition, the First Agreement provides for: (a) the appointment of experts to give support the Federal Prosecutors and paid for by the companies to conduct a diagnosis and monitor the progress of the programs under the Framework Agreement, and (b) holding at public hearings and the engagement of technical assistance to the affected people, in order to allow these communities to take part in the definition of the content of the Final Agreement.

Samarco, Vale S.A. and BHPB has agreed to provide a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, pursuant to the two public civil actions, until the signing of the Final Agreement, amounting to R$2.2 billion, of which (i) R$100 in financial investments; (ii) R$1.3 billion in insurance bonds; and (iii) R$800 in assets of Samarco. If, by April 20, 2018, the negotiations have not been completed, the Federal Prosecutor’s Office may require that the Court re-institute the order for the deposit of R$1.2 billion in relation to the R$20.2 billion public civil action and R$7.7 billion related R$ 155 billion mentioned above, which are actually suspended.

On March 16, 2017, the 12th Judicial Federal Court of Belo Horizonte partially ratified the First Agreement, which decision includes: (i) ratification of the engagement of experts to perform a socio-environmental impact assessment and assessment of programs under the Framework Agreement and a period for the companies to engage an expert to perform the socio-economic impact assessment; (ii) the consolidation and suspension of related claims aiming to avoid contradictory or conflicting decisions and to establish a unified judicial procedure in order for the parties to be able to reach a final agreement; (iii) accepted the guarantees proposed by Samarco and its shareholders under the Preliminary Agreement on a temporary basis.

In addition, the Second Agreement (“Second Agreement”) was signed on January 19, 2017, which establishes a timetable to make funds available to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to R$200. The 12th Judicial Federal Court of Belo Horizonte ratified this Second Agreement.

Parties are still negotiating an agreement regarding the choice of the expert to perform the socio-economic impact assessment. In this regard, on November 16th, 2017, they signed an addendum to the First Agreement, in which the parties defined matters related to the socio-economic impact assessment, its institutional structure and the respective experts, which, in the period of 90 days from the signing of the addendum, shall present their technical and commercial proposals.

Alongside, the parties, together with the plaintiffs of the R$20.2 billion public civil lawsuit, the State Prosecutors and the Public Defenders, are conducting the discussions regarding the Final Agreement.

(iii)         U.S. Securities class action suits

Related to the Vale’s American Depositary Receipts

Vale S.A. and certain of its officers were named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale S.A. made false and misleading statements or did not make disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages or indemnities in these actions.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale S.A. and the individual defendants, and determining the prosecution of the action with respect to more limited claims. The portion of plaintiffs’ case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.’s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015.

This lawsuit is currently ongoing with under discovery the gathering of documents to be provided to the plaintiffs.

Vale S.A. continues to contest the outstanding points related to this lawsuit.

Related to the Samarco bonds

In March 2017, holders of bonds issued by Samarco filed a class action suit in the Federal Court in New York against Samarco, Vale S.A. and BHPB under U.S. federal securities laws demanding for indemnification for alleged violation of U.S. federal securities laws. The plaintiffs allege that false and misleading statements were made or disclosures omitted concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. It is alleged that with the Fundão dam collapse, the securities have dramatically decreased, in order that the investors who have purchased such securities in a misleading way should be compensated, without, however, specifying an amount for the alleged damages or indemnities in this action.

Vale S.A. continues to contest this lawsuit.

(iv) Criminal lawsuit

On October 20, 2016, the MPF brought a criminal lawsuit in the Brazilian Federal Justice Court against Vale S.A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, flooding, landslide, as well as for alleged crimes against the victims of the Fundão dam failure.

In November 2017 it was published a decision by means of the Federal Lower Court of Ponte Nova established the resume of the criminal lawsuit and determined the beginning of the Discovery phase.

(v)  Other lawsuits

In addition, Samarco and its shareholders were named as a defendant in several other lawsuits brought by individuals, corporations, governmental entities or public prosecutor seeking personal and property damages.

Given the status of these lawsuits, it is not possible at this time to provide a range of possible outcomes or a reliable estimates of potential exposures for Vale S.A. Consequently, no contingent liability has been quantified and no provision was recognized for lawsuits related to Samarco’s dam failure.

Accounting policy

A provision is recognized when is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

Critical accounting estimates and judgments

By nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential out comes of future events.

28.          Employee benefits

a)   Employee postretirements obligations

In Brazil, the management of the pension plans is responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - Certain Company’s employees are participants of Vale Mais and Valiaprev plans, with components of defined benefit (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2017 and 2016.

Defined benefit plan (“Plano BD”) - The Plano BD has been closed to new entrants since the year 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2017 and 2016 and the contributions made by the Company are not relevant.

Abono complementação benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments plus post-retirement benefit that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The abono complementação benefit was overfunded as at December 31, 2017 and 2016.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the abono complementação benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2017 and 2016.

The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2017 and 2016.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i.    Change in benefit obligation

	Consolidated			Parent company
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Other benefits
Benefit obligation as at December 31, 2015	9,659	14,407	4,772	9,640	555
Service costs	36	267	(44)	34	103
Interest costs	1,256	608	231	1,253	72
Benefits paid	(970)	(900)	(212)	(969)	(66)
Participant contributions	2	2	—	2	—
Effect of changes in the actuarial assumptions	942	371	244	936	76
Translation adjustment	—	(1,906)	(574)	—	—
Others	—	334	—	—	—
Transfer to held for sale	(29)	—	(193)	—	—
Benefit obligation as at December 31, 2016	10,896	13,183	4,224	10,896	740
Service costs	23	275	95	23	27
Interest costs	1,149	587	215	1,149	78
Benefits paid	(1,039)	(881)	(207)	(1,039)	(74)
Participant contributions	2	(39)	—	2	—
Effect of changes in the actuarial assumptions	208	560	40	208	84
Translation adjustment	—	1,104	294	—	—
Benefit obligation as at December 31, 2017	11,239	14,789	4,661	11,239	855

ii. Evolution of assets fair value

	Consolidated			Parent company
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2015	13,413	12,083	—	13,383	—
Interest income	1,777	525	—	1,772	—
Employer contributions	143	342	212	140	66
Participant contributions	2	2	—	2	—
Benefits paid	(970)	(900)	(212)	(969)	(66)
Return on plan assets (excluding interest	976	192	—	970	—
income)
Translation adjustment	—	(1,530)	—	—	—
Others	—	430	—	—	—
Transfer to held for sale	(43)	—	—	—	—
Fair value of plan assets as at December 31, 2016	15,298	11,144	—	15,298	—
Interest income	1,639	482	—	1,639	—
Employer contributions	121	207	207	121	74
Participant contributions	2	(39)	—	2	—
Benefits paid	(1,039)	(881)	(207)	(1,039)	(74)
Return on plan assets (excluding interest	(49)	568	—	(49)	—
income)
Translation adjustment	—	1,011	—	—	—
Fair value of plan assets as at December 31, 2017	15,972	12,492	—	15,972	—

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	Plans in Brazil
	December 31, 2017			December 31, 2016
	Overfunded	Underfunded		Overfunded	Underfunded
	pension plans	pension plans	Other benefits	pension plans	pension plans	Other benefits
Balance at beginning of the year	4,402	—	—	3,754	—	—
Interest income	485	—	—	539	—	—
Changes on asset ceiling and onerous liability	(154)	—	—	120	—	—
Transfer to held for sale	—	—	—	(11)	—	—
Balance at end of the year	4,733	—	—	4,402	—	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(11,239)	(1,328)	(854)	(10,896)	(1,260)	(740)
Fair value of assets	15,972	792	—	15,298	839	—
Effect of the asset ceiling	(4,733)	—	—	(4,402)	—	—
Liabilities	—	(536)	(854)	—	(421)	(740)

Current liabilities	—	—	(73)	—	—	(58)
Non-current liabilities	—	(536)	(781)	—	(421)	(682)
Liabilities	—	(536)	(854)	—	(421)	(740)

	Consolidated
	Foreign plan
	December 31, 2017			December 31, 2016
	Overfunded	Underfunded		Overfunded	Underfunded
	pension plans	pension plans	Other benefits	pension plans	pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	—	(13,461)	(3,807)	—	(11,923)	(3,484)
Fair value of assets	—	11,700	—	—	10,305	—
Liabilities	—	(1,761)	(3,807)	—	(1,618)	(3,484)

Current liabilities	—	(54)	(117)	—	(53)	(114)
Non-current liabilities	—	(1,707)	(3,690)	—	(1,565)	(3,370)
Liabilities	—	(1,761)	(3,807)	—	(1,618)	(3,484)

	Consolidated
	Total
	December 31, 2017			December 31, 2016
	Overfunded	Underfunded		Overfunded	Underfunded
	pension plans	pension plans	Other benefits	pension plans	pension plans	Other benefits
Balance at beginning of the year	4,402	—	—	3,754	—	—
Interest income	485	—	—	539	—	—
Changes on asset ceiling and onerous liability	(154)	—	—	120	—	—
Transfer to held for sale	—	—	—	(11)	—	—
Balance at end of the year	4,733	—	—	4,402	—	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(11,239)	(14,789)	(4,661)	(10,896)	(13,183)	(4,224)
Fair value of assets	15,972	12,492	—	15,298	11,144	—
Effect of the asset ceiling	(4,733)	—	—	(4,402)	—	—
Liabilities	—	(2,297)	(4,661)	—	(2,039)	(4,224)

Current liabilities	—	(54)	(190)	—	(53)	(172)
Non-current liabilities	—	(2,243)	(4,471)	—	(1,986)	(4,052)
Liabilities	—	(2,297)	(4,661)	—	(2,039)	(4,224)

	Parent company
	Plans in Brazil
	December 31, 2017		December 31, 2016
	Overfunded		Overfunded
	pension plans	Other benefits	pension plans	Other benefits
Balance at beginning of the year	4,402	—	3,743	—
Interest income	485	—	539	—
Changes on asset ceiling and onerous liability	(154)	—	120	—
Balance at end of the year	4,733	—	4,402	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(11,239)	(855)	(10,896)	(739)
Fair value of assets	15,972	—	15,298	—
Effect of the asset ceiling	(4,733)	—	(4,402)	—
Liabilities	—	(855)	—	(739)

Current liabilities	—	(73)	—	(58)
Non-current liabilities	—	(782)	—	(681)
Liabilities	—	(855)	—	(739)

iv. Costs recognized in the income statement

	Consolidated
	Year ended December 31
	2017			2016			2015
	Overfunded	Underfunded		Overfunded	Underfunded		Overfunded	Underfunded
	pension	pension	Other	pension	pension	Other	pension	pension	Other
	plans	plans	Benefits	plans	plans	benefits	plans	plans	benefits
Service cost	23	275	95	36	267	(44)	65	308	92
Interest on expense on liabilities	1,149	587	215	1,256	608	231	1,181	591	219
Interest income on plan assets	(1,639)	(482)	—	(1,777)	(525)	—	(1,616)	(498)	—
Interest expense on effect of (asset ceiling)/ onerous liability	485	—	—	541	—	—	437	—	—
Total of cost, net	18	380	310	56	350	187	67	401	311

	Parent company
	Year ended December 31
	2017			2016
	Overfunded	Underfunded	Other	Overfunded	Underfunded	Other
	pension plans	pension plans	benefits	pension plans	pension plans	benefits
Service cost	23	—	27	34	—	103
Interest on expense on liabilities	1,149	—	78	1,253	—	72
Interest income on plan assets	(1,639)	—	—	(1,772)	—	—
Interest expense on effect of (asset ceiling)/ onerous liability	485	—	—	540	—	—
Total of cost, net	18	—	105	55	—	175

v. Costs recognized in the statement of comprehensive income

	Consolidated
	Year ended December 31
	2017			2016			2015
	Overfunded	Underfunded		Overfunded	Underfunded		Overfunded	Underfunded
	pension	pension	Other	pension	pension	Other	pension	pension	Other
	plans	plans	benefits	plans	plans	benefits	plans	plans	benefits
Balance at beginning of the year	(500)	(1,616)	(523)	(440)	(1,934)	(369)	(380)	(1,515)	(350)
Effect of changes actuarial assumptions	(212)	(560)	(94)	(942)	(371)	(244)	710	267	119
Return on plan assets (excluding interest income)	(4)	545	—	976	192	—	(977)	(36)	—
Change of asset ceiling / costly liabilities (excluding interest income)	159	—	—	(125)	—	—	170	—	—
Others	(11)	1	(47)	—	95	—	—	8	—
	(68)	(14)	(141)	(91)	(84)	(244)	(97)	239	119
Deferred income tax	23	(6)	42	31	62	60	33	(4)	(33)
Others comprehensive income	(45)	(20)	(99)	(60)	(22)	(184)	(64)	235	86
Translation adjustments	—	(8)	(2)	—	340	30	—	(650)	(105)
Transfers/disposal	—	2	(2)	—	—	—	4	(4)	—
Accumulated other comprehensive income	(545)	(1,642)	(626)	(500)	(1,616)	(523)	(440)	(1,934)	(369)

	Parent company
	Year ended December 31
	2017			2016
	Overfunded	Underfunded	Other	Overfunded	Underfunded	Other
	pension plans	pension plans	benefits	pension plans	pension plans	benefits
Balance at beginning of the year	(501)	—	(190)	(444)	—	(140)
Effect of changes actuarial assumptions	(208)	—	(84)	(936)	—	(76)
Return on plan assets (excluding interest income)	(49)	—	—	970	—	—
Change of asset ceiling / costly liabilities (excluding interest income)	154	—	—	(121)	—	—
Others	—	—	(2)	—	—	—
	(103)	—	(86)	(87)	—	(76)
Deferred income tax	35	—	29	30	—	26
Others comprehensive income	(68)	—	(57)	(57)	—	(50)
Accumulated other comprehensive income	(569)	—	(247)	(501)	—	(190)

vi.   Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is archived by conducting audits including of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisions. Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considering the impact of regulatory changes.

Actuarial - the annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considers the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Market - profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank.

Credit - assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies, the assessment is conducted a monitoring of the company until the maturity of the security.

vii.  Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the trend of social security in Brazil (“INSS”) benefits, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be examined accordingly. In the short term they may not necessarily be realized.

In the evaluations were adopted the following assumptions:

	Brazil
	December 31, 2017			December 31, 2016
	Overfunded	Underfunded		Overfunded	Underfunded
	pension plans	pension plans	Other benefits	pension plans	pension plans	Other benefits
Discount rate to determine benefit obligation	9.74% - 9.85%	9.84%	9.74% - 9.91%	10.98% - 11.14%	10.98%	10.98% - 11.09%
Nominal average rate to determine expense/ income	9.74% - 9.85%	9.84%	N/A	10.98% - 11.14%	10.98%	N/A
Nominal average rate of salary increase	4.25% - 6.34%	4.25% - 6.34%	N/A	4.85% - 5.95%	6.95%	N/A
Nominal average rate of benefit increase	4.85%	4.85%	N/A	6.00%	6.00%	N/A
Immediate health care cost trend rate	N/A	N/A	7.38%	N/A	N/A	8.00%
Ultimate health care cost trend rate	N/A	N/A	7.38%	N/A	N/A	8.00%
Nominal average rate of price inflation	4.25%	4.25%	4.25%	4.85%	4.85%	4.85%

	Foreign
	December 31, 2017		December 31, 2016
	Underfunded		Underfunded
	pension plans	Other benefits	pension plans	Other benefits
Discount rate to determine benefit obligation	3.26%	3.44%	3.84%	3.90%
Nominal average rate to determine expense/ income	3.84%	N/A	4.01%	N/A
Nominal average rate of salary increase	3.27%	N/A	4.05%	N/A
Nominal average rate of benefit increase	N/A	3.00%	N/A	3.00%
Immediate health care cost trend rate	N/A	5.99%	N/A	6.30%
Ultimate health care cost trend rate	N/A	4.56%	N/A	4.50%
Nominal average rate of price inflation	2.10%	2.10%	2.00%	2.00%

For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this change in actuarial liabilities in premise and adopted the average duration of the plan are as follows:

	Consolidated			Parent company
	December 31, 2017			December 31, 2017
	Overfunded	Underfunded		Overfunded
	pension plans	pension plans	Other benefits	pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability balance	10,340	13,044	4,075	10,340	782
Assumptions made	10.75%	4.85%	5.61%	10.75%	8.82%
Nominal discount rate - 1% reduction

Actuarial liability balance	12,289	16,783	5,359	12,289	934
Assumptions made	8.75%	2.85%	3.61%	8.75%	10.82%

viii.         Assets of pension plans

Brazilian plan assets as at December 31, 2017 and 2016 includes respectively (i) investments in a portfolio of Vale’s stock and other instruments in the amount of R$124 and R$84 and (ii) Brazilian Federal Government securities in the amount of R$15,274 and R$14,256.

Foreign plan assets as at December 31, 2017 and 2016 includes Canadian Government securities in the amount of R$2,858 and R$2,395 respectively.

ix.  Overfunded pension plans

Assets by category are as follows:

	Consolidated and Parent Company
	December 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	1	—	—	1
Debt securities - Corporate	—	238	—	238	—	380	—	380
Debt securities - Government	9,119	—	—	9,119	8,512	—	—	8,512
Investments funds - Fixed Income	8,321	—	—	8,321	7,857	—	—	7,857
Investments funds - Equity	1,755	—	—	1,755	549	—	—	549
International investments	80	—	—	80	38	—	—	38
Structured investments - Private Equity funds	—	—	648	648	708	—	456	1,164
Structured investments - Real estate funds	—	—	50	50	—	—	32	32
Real estate	—	—	1,206	1,206	—	—	1,205	1,205
Loans to participants	—	—	744	744	—	—	850	850
Total	19,275	238	2,648	22,161	17,665	380	2,543	20,588
Funds not related to risk plans				(6,189)				(5,290)
Fair value of plan assets at end of year				15,972				15,298

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Consolidated and Parent Company
	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2015	532	25	1,246	968	2,771
Return on plan assets	(67)	—	10	115	58
Assets purchases	103	7	8	193	311
Assets sold during the year	(79)	—	(58)	(423)	(560)
Transfer to held for sale	(33)	—	(1)	(3)	(37)
Balance as at December 31, 2016	456	32	1,205	850	2,543
Return on plan assets	117	(6)	12	92	215
Assets purchases	99	24	42	239	404
Assets sold during the year	(24)	—	(53)	(437)	(514)
Balance as at December 31, 2017	648	50	1,206	744	2,648

x.     Underfunded pension plans

Assets by category are as follows:

	Consolidated
	December 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	13	93	—	106	—	78	—	78
Equity securities	4,511	10	—	4,521	4,045	—	—	4,045
Debt securities - Corporate	—	1,118	—	1,118	—	34	—	34
Debt securities - Government	468	2,650	—	3,118	271	2,395	—	2,666
Investments funds - Fixed Income	527	—	—	527	464	1,001	—	1,465
Investments funds - Equity	26	1,297	—	1,323	301	1,199	—	1,500
International investments	—	—	—	—	—	88	—	88
Structured investments - Private Equity funds	321	—	651	972	—	—	608	608
Real estate	—	—	147	147	—	—	78	78
Loans to participants	—	—	17	17	—	—	18	18
Others	—	—	643	643	—	—	564	564
Total	5,866	5,168	1,458	12,492	5,081	4,795	1,268	11,144

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Consolidated
	Private equity funds	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2015	384	77	17	622	1,100
Return on plan assets	52	1	1	31	85
Assets purchases	613	—	—	(1)	612
Assets sold during the year	(386)	—	—	—	(386)
Translation adjustment	(55)	—	—	(88)	(143)
Balance as at December 31, 2016	608	78	18	564	1,268
Return on plan assets	26	3	—	32	61
Assets purchases	42	54	—	—	96
Assets sold during the year	(56)	(4)	(1)	—	(61)
Translation adjustment	31	16	—	47	94
Balance as at December 31, 2017	651	147	17	643	1,458

xi.  Disbursement of future cash flow

Vale expects to disburse R$462 in 2018 in relation to pension plans and other benefits.

xii.  Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	December 31, 2017
	Overfunded pension plans	Underfunded pension plans	Other benefits
2018	321	832	221
2019	337	833	225
2020	356	833	231
2021	272	838	239
2022	387	846	245
2023 and thereafter	2,122	4,336	1,313

b)    Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the PLR R$2,490, R$l,064 and R$147 for the years ended on December 31, 2017, 2016 and 2015, respectively. For the Parent Company, R$l,780, RS$638 and R$106 for the year ended on December 31, 2017, 2016 and 2015, respectively.

c)     Long-term compensation plan

For the long-term awarding of eligible executives, the Company compensation plans includes Matching Program and Performance Share Unit Program - PSU, with three to four years-vesting cycles, respectively, with the aim of encouraging employee’s retention and stimulating their performance.

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they lose the entitlement of receiving the related award paid by Vale.

For PSU program, the eligible executives have the opportunity to receive during a four year-vesting cycle, an award equivalent to the market value of a determined number of common shares and conditioned to Vale’s performance factor measured as an indicator of total return to the shareholders (TSR). This award is paid in cash and can occur in cumulative installments of 20% (at the end of 2nd year), 30% (at the end of 3rd year) and 50% (at the end of 4th year), conditioned to the performance factor of each year.

Liabilities of the plans are measured at fair value at every reporting period, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three or four years. For the years ended December 31, 2017, 2016 and 2015 the Company recognized in the income statement the amounts of R$207, R$120 and R$113, respectively, related to long term compensation plan.

Accounting policy

Employee benefits

i.    Current benefits - wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accruals basis.

ii.   Current benefits - profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii.   Non-current benefits - long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching and Virtual Shares Programs) with the goal of encouraging employee retention and optimum performance. Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined.

iv.   Non-current benefits - pension costs and other post-retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company’s obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company does not recognize any assets or benefits in the statement of financial position or income statement until such time as the use of the surplus is clearly defined. For underfunded plans, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

Critical accounting estimates and judgments

Post-retirement benefits for employees - The amount recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

29.          Stockholders’ equity

a)   Conversion of preferred shares and merger of Valepar S.A.

At the General Extraordinary Stockholders’ Meeting, held on June 27, 2017, approved the voluntary conversion of Vale class “A” preferred share into common shares (“ON”), based on the conversion rate of 0.9342 common shares for each Vale class “A” preferred share.

On August 11, 2017, the voluntary conversion period expired and an aggregate of 1,660,581,830 preferred shares (excluding treasury shares), corresponding to 84.4% of the total outstanding preferred shares, were converted into common shares.

At the Extraordinary Stockholders’ Meeting of Valepar S.A, held on August 14, 2017, stockholders approved the merger of Valepar with and into Vale. Thereafter, Valepar ceases to exist and, as consequence, its stockholders hold direct interests in Vale, through the 1.2065 Vale common shares received for each Valepar share held by them. As a result, Vale issued 173,543,667 new common shares to Valepar’s stockholders, all registered and without par value.

On August 14, 2017, the merger was accounted in Vale’s stockholders’ equity as capital reserve, based on the accounting appraisal report of Valepar’s net assets, amounting R$3,692.

The impacts arising from the merger in the Company’s assets and liabilities are as follows:

August 14, 2017
Current assets	77
Judicial deposits (note 27(c))	3,034
Intangible (note 17)	3,073

Current liabilities	64
Provisions for litigation (note 27(a))	2,013
Taxes payable (note 8)	415

Net assets	3,692

At the Extraordinary Stockholders’ Meeting and at the Special Stockholders’ Meeting, held on October 18, 2017, preferred stockholders approved the conversion of all Class “A” preferred shares into common shares of the Company, in the proportion of 0.9342 common share for each class “A” preferred share. During the period from October 20, 2017 until November 21, 2017, inclusive, the stockholders holding Vale’s Class “A” preferred shares dissenting with regard to the resolution of the Special Meeting, had the right to withdraw from the Company, receiving R$24.26 per share which is the equivalent of Vale stockholders’ equity per share at December 31, 2016. At the end of this period, 10,397 common shares were converted into treasury shares (corresponding to 11,130 preferred shares).

At the Extraordinary Stockholders’ Meeting held on December 21, 2017 approved the migration of the Company to the special listing segment of B3 S.A. (“Novo Mercado”), following the conversion of the class “A” preferred shares into common shares.

The stockholders’ equity corresponds to 5,284,474,770 common shares and 12 preferred shares special class (“PNE” or “Golden shares”), and there were no changes in the amount of share capital.

	Share position before	Conversion of the		Share position after
	conversion	preferred shares	Issue of new shares	conversion
Shares outstanding
ON	3,185,653,000	1,838,235,414	173,543,667	5,197,432,081
PNA/PNE	1,967,721,926	(1,967,721,914)	—	12
	5,153,374,926	(129,486,500)	173,543,667	5,197,432,093
Shares in treasury
ON	31,535,402	55,507,287	—	87,042,689
PNA	59,405,792	(59,405,792)	—	—
Total issued shares	5,244,316,120	(133,385,005)	173,543,667	5,284,474,782

The basic and diluted earnings per share were recalculated considering the changes in the number of shares, as described above. The comparative information for the years ended December 31, 2016 and 2015 were restated, as presented in note 9.

b)   Share capital

As at December 31, 2017, the share capital was R$77,300 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	December 31, 2017			December 31, 2016
Stockholders	ON	PNE	Total	ON	PNA	Total
Litel Participações S.A. and Litela Participações S.A.	1,108,483,410	—	1,108,483,410	—	—	—
BNDES Participações S.A.	401,457,757	—	401,457,757	206,378,882	66,185,272	272,564,154
Bradespar S.A.	332,965,266	—	332,965,266	—	—	—
Mitsui & Co., Ltd	286,347,055	—	286,347,055	—	—	—
Valepar S.A.	—	—	—	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12	—	12	12
Foreign investors - ADRs	1,292,115,112	—	1,292,115,112	786,067,634	610,880,671	1,396,948,305
Foreign institutional investors in local market	1,129,164,954	—	1,129,164,954	262,868,264	825,753,408	1,088,621,672
FMP - FGTS	62,061,672	—	62,061,672	70,662,746	—	70,662,746
PIBB - Fund	2,632,618	—	2,632,618	741,730	1,171,101	1,912,831
Institutional investors	277,003,730	—	277,003,730	104,510,549	133,496,260	238,006,809
Retail investors in Brazil	305,200,507	—	305,200,507	37,988,150	309,895,202	347,883,352
Shares outstanding	5,197,432,081	12	5,197,432,093	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	87,042,689	—	87,042,689	31,535,402	59,405,792	90,941,194
Total issued shares	5,284,474,770	12	5,284,474,782	3,217,188,402	2,027,127,718	5,244,316,120

Share capital per class of shares (in millions)	77,300	—	77,300	47,421	29,879	77,300

Total authorized shares	7,000,000,000	—	7,000,000,000	3,600,000,000	7,200,000,000	10,800,000,000

The Board of Directors may, regardless of changes to by-laws, issue new common shares (up to the total authorized shares), including the capitalization of profits and reserves to the extent authorized.

The Company repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders’ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of shares. Currently, the Company does not have any share repurchase program.

Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders’ equity as a deduction from the amount raised, net of taxes.

c)     Remuneration to the Company’s stockholders

The Company’s by-laws determine the minimum remuneration to stockholders of 25% of net income, after appropriations to legal reserve and tax incentive reserve, as follows:

2017
Net income of the year	17,627
Appropriation to legal reserve	(881)
Appropriation to tax incentive reserve	(693)
Net income after appropriations to legal reserve and tax incentive reserve	16,053
Minimum mandatory remuneration (i)	4,721
Appropriation to investments reserve	11,332

(i)   The minimum mandatory remuneration were based on interest on capital and will be paid in 2018, in the amount of R$0.90842422800 per share. Due to the Brazilian legislation, the Company must retain and collect the amount of withholding tax (15%) and cannot be considered when charging the interest on capital to the mandatory dividend.

On December 14, 2017, the Board of Directors approved the payment in advance of the stockholders’ remuneration in the gross amount of R$2,183 million based on the interest on capital, as an anticipation relating to 2017. The Board of Directors approved on February 26, 2018 (subsequent event), the complementary payment to the stockholders’ remuneration in the gross amount of R$2,538 million based on the interest on capital. Together, these resolutions comprise the minimum mandatory remuneration for the year ended December 31, 2017 that will be paid in March 2018.

The remuneration paid to stockholders based on the on interest on capital during 2017 and 2016 amounted R$4,667 million (R$0.905571689 per share) and R$857 million (R$0.166293936 per share), respectively. All remuneration was based on interest on capital for those years.

d)   Profit reserves

The amount of profit reserves are distributed as follows:

				Additional
		Tax incentive	Investments	remuneration	Total of profit
	Legal reserve	reserve	reserve	reserve	reserves
Balance as at December 31, 2015	3,846	—	—	—	3,846
Allocation of Income	665	1,228	5,894	2,065	9,852
Balance as at December 31, 2016	4,511	1,228	5,894	2,065	13,698
Allocation of Income	881	693	11,332	—	12,906
Dividends and interest on capital of Vale’s stockholders	—	—	—	(2,065)	(2,065)
Balance as at December 31, 2017	5,392	1,921	17,226	—	24,539

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Investment reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital. The remaining balance over than 50% of the annual distributable net income is retained based on the capital investments budget submitted for approval in the Stockholder’s Meeting, pursuant to article 196 of the Law 6,404.

Additional remuneration reserve - Arises from the remuneration proposed by Management that exceeds the minimum mandatory remuneration of 25% of the adjusted net income. On April 20, 2017, Stockholders approved the payment of the additional remuneration in relation to the year ended December 31, 2016.

e)     Unrealized fair value gain (losses)

			Available-for-sale
	Retirement benefit		financial
	obligations	Cash flow hedge	instruments	Conversion shares	Total gain (losses)
Balance as at December 31, 2015	(2,743)	(25)	(4)	(1,101)	(3,873)
Other comprehensive income	(263)	26	4	—	(233)
Translation adjustment	368	(1)	—	—	367
Balance as at December 31, 2016	(2,638)	—	—	(1,101)	(3.739)
Other comprehensive income	(164)	—	—	—	(164)
Translation adjustment	(9)	—	—	—	(9)
Balance as at December 31, 2017	(2,811)	—	—	(1,101)	(3,912)

f) Shareholders Agreement

On the date of the merger of Valepar into Vale, August 14, 2017, the former Controlling Shareholders of Valepar executed a new shareholders’ agreement (“Vale Agreement”) that binds only 20% of the totality of Vale’s common shares issued by Vale, and will be in force until November 9, 2020, with no provision for renewal.

For 6 months from the date of entry into force of the Vale Agreement, the Shareholders will be obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal (“Lock-Up”), except for (i) the transfer of Vale’s shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares held by the Shareholders prior to the merger of Valepar.

Accounting policy

Stockholder’s remuneration - The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by stockholders.

The Company is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

30.          Related parties

The Company’s related parties are predominantly subsidiaries, joint ventures, associates and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. Details of material non-consolidated entities are disclosed in note 15.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm’s-length transactions, observing the price and usual market conditions, therefore these transactions are under terms that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relates largely to amounts charged by joint ventures and associates related to the pelletizing plants lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a)    Transactions with related parties

	Consolidated
	Year ended December 31
	2017			2016			2015
	Joint Ventures	Associates	Total	Joint Ventures	Associates	Total	Joint Ventures	Associates	Total
Net operating revenue	1,265	1,079	2,344	557	1,200	1,757	453	1,173	1,626
Cost and operating expenses	(6,211)	(92)	(6,303)	(3,123)	(180)	(3,303)	(2,726)	(276)	(3,002)
Financial result	376	(69)	307	(93)	(72)	(165)	—	26	26

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads.

Cost and operating expenses mostly relates to the operational leases of the pelletizing plants. Further information in relation to these operational leases is disclosed in note 31.

b)    Outstanding balances with related parties

	Consolidated
	December 31, 2017			December 31, 2016
	Joint Ventures	Associates	Total	Joint Ventures	Associates	Total
Assets
Accounts receivable	242	125	367	224	114	338
Dividends receivable	371	48	419	172	65	237
Loans to related parties	14,972	—	14,972	—	—	—
Other assets	57	—	57	2	—	2

Liabilities
Supplier and contractors	636	67	703	311	38	349
Loans from related parties	—	4,119	4,119	—	1,437	1,437
Other liabilities	2,023	—	2,023	1,169	—	1,169

In 2017, the loans from/to related parties mainly arose in connection with the transaction of Nacala’s corridor business (further information in relation to this transaction is disclosed in note 15). Loans to related parties corresponds to the loan of R$14,972 to Nacala BV, which carries interest at 7.44% p.a. The loan from related parties mainly relates to the loan from Pangea Emirates Ltd. in the amount of R$3,856, which carries interest at 6.54% p.a.

c)     The key management personnel remuneration is as follows:

	Year ended December 31
	2017	2016	2015
Short-term benefits
Wages or pro-labor	29	29	25
Direct and indirect benefits	33	15	19
Profit sharing program (“PLR”)	33	—	24
	95	44	68
Long-term benefits
Shares based	52	3	2

Severance	21	15	19
	168	62	89

31.          Commitments

a)    Contractual obligations

The table below presents the annual minimum future payments, which are required and non-cancelable, related to contractual obligations of the Company as of December 31.

	2018	2019	2020	2021	2022 and thereafter	Total
Operating lease	935	633	593	588	732	3,481
Purchase obligations	7,248	3,378	2,269	1,997	12,442	27,334
Total minimum payments required	8,183	4,011	2,862	2,585	13,174	30,815

Operating lease - Vale has operating lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização (together “pelletizing plants”), in which the Company leases their pelletizing plants. These agreements are renewable and last from 3 up to 10 years. The minimum future payments have been calculated considering that all contracts will be renewed automatically.

The Company also has operating leases for the exploration and processing of iron ore with joint ventures, port operations with third parties and property leases for its operational facilities with third parties.

The total amount of operational leasing expenses for the year ended on December 31, 2017, 2016 and 2015 were R$2,121, R$940 and R$1,033, respectively.

Purchase obligations - The purchase obligations derive mainly from contracts for the acquisition of fuel, energy and the acquisition of raw materials and services.

b)   Guarantees provided

As of December 31, 2017, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. are R$l,250 and R$4,952, respectively.

The net book value of property, plant and equipment pledged to secure judicial claims on December 31, 2017 and 2016 were R$50 and R$113, respectively.

c)   Nickel Operations - Indonesia

The Company’s subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, has an agreement in place with the Government of Indonesia to operate its mining licenses and it includes a commitment to divest an additional 20% of PTVI’s shares to Indonesian participants by October 2019 (approximately 20% of PTVI’s shares are already registered on the Indonesian Stock Exchange). The existing major shareholders, Vale Canada and Sumitomo Metal Mining, Co., Ltd., will comply with the divestment obligation on a pro rata basis.

32.          Risk management

Vale considers that an effective risk management is key to support the achievement of the company objectives and to ensure the financial strength and flexibility of the company and the business continuity.

Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to, considering not only the risks generated by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk) and those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a)   Risk management policy

The Board of Directors established a corporate risk management policy defining principles and guidelines applicable to this process in the company and the corresponding governance structure.

This policy determines that corporate risks should be measured and monitored, regularly, in an integrated manner, in order to ensure that the company overall risk level remains aligned with its strategic guidelines.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk management decisions, issuing opinions and recommendations. It is also responsible for the supervision and revision of the principles and instruments of corporate risk management.

The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities.

The Company may, when necessary, allocate specific risk limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limit, in accordance with the acceptable corporate risk limit.

b)   Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

See note 20 “Loans, borrowing, cash and cash equivalents and financial investments” for details on the Company’s liquidity risk.

c)   Credit risk management

Vale’s exposure to credit risk arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our risk at an acceptable level.

(i)  Commercial credit risk management

See note 10 “Accounts receivables” for details on commercial credit risk.

(ii) Treasury credit risk management

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom we have credit exposure.

Furthermore, we control the portfolio diversification and monitor different indicators of solvency and liquidity of the different counterparties that were approved for trading.

d)   Market risk management

Vale is exposed to the behavior of several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process regarding the risk management strategy, that may incorporate financial instruments, including derivatives.

The portfolio of these financial instruments is monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are:

•    Foreign exchange and interest rates;

•    Product prices and input costs.

e)   Foreign exchange and interest rate risk

The company’s cash flow is subjected to volatility of several currencies, as its product are predominantly priced in US dollar, while most of the costs, disbursements and investments are denominated in other currencies, mainly Brazilian real and Canadian dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments may be used as a risk mitigation strategy.

Vale implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations - mainly currency volatility. The hedges cover most of the debts in Brazilian reais and euros. We use swap and forward transactions to convert debt linked to Brazilian real and Euros into US dollar, with volumes, flows and settlement dates similar to those of the debt instruments - or sometimes lower, subject to market liquidity conditions.

Hedging instruments with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts’ final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to stabilize the cash disbursements in US dollar.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate) in US dollar. We take advantage of the potential correlation between commodity prices and U.S. dollar floating interest rates as a partial natural hedge for our cash flow.

f)   Risk of product and input prices

Vale is also exposed to market risks including commodities price and input price volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale’s cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

g)   Operational risk management

The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events, in accordance with the principles and guidelines of ISO 31000.

The main operational risks are periodically monitored, ensuring the effectiveness of preventive and mitigating key controls in place and the execution of the risk treatment strategy (implementation of new or improved controls, changes in the risk environment, risk sharing by contracting insurance, provisioning of resources, etc.).

Therefore, the Company seeks to have a clear view of its major risks, the best cost-benefit mitigation plans and the effectiveness of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

h)    Capital management

The Company’s policy aims at establishing a capital structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

i)     Insurance

Vale contracts several types of insurance policies, such as operational risk policy, engineering risks insurance (projects), civil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is issued in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market. In general, the company’s assets directly related with its operations are included in the coverage of insurance policies.

Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance to balance the price on reinsurance contracts with the market, as well as, enable direct access to key international markets of insurance and reinsurance.

33.          Additional information about derivatives financial instruments

a)    Sensitivity analysis of derivative financial instruments.

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

Probable: the probable scenario was based on the estimated risk variables that were used on pricing the derivative instruments as at December 31, 2017

Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

The curves used on the pricing of derivatives instruments were developed based on data from B3 S.A., Central Bank of Brazil, London Metals Exchange and Bloomberg.

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$ depreciation	(108)	(992)	(1.875)
	US$ interest rate inside Brazil decrease	(108)	(140)	(174)
	Brazilian interest rate increase	(108)	(115)	(123)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(1.262)	(2.332)	(3.403)
	US$ interest rate inside Brazil decrease	(1.262)	(1.307)	(1.354)
	Brazilian interest rate increase	(1.262)	(1.339)	(1.411)
	TJLP interest rate decrease	(1.262)	(1.333)	(1.405)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(175)	(273)	(372)
	US$ interest rate inside Brazil decrease	(175)	(180)	(185)
	Brazilian interest rate increase	(175)	(181)	(187)
	TJLP interest rate decrease	(175)	(181)	(187)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	80	(188)	(456)
	US$ interest rate inside Brazil decrease	80	43	3
	Brazilian interest rate increase	80	(7)	(83)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(113)	(496)	(879)
	US$ interest rate inside Brazil decrease	(113)	(129)	(146)
	Brazilian interest rate increase	(113)	(165)	(213)
	IPCA index decrease	(113)	(143)	(173)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	280	176	81
	IPCA index decrease	280	222	166
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(222)	(166)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	76	(521)	(1.118)
	Euribor increase	76	51	26
	US$ Libor decrease	76	19	(41)
Protected item: EUR denominated debt	EUR depreciation	n.a.	521	1.118

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	—	—	—
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	—	—

Nickel sales fixed price protection
Forwards	Nickel price decrease	80	(21)	(122)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	21	122

Purchase protection program
Nickel forwards	Nickel price increase	(1)	(4)	(7)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	4	7

Copper forwards	Copper price increase	(0,1)	(0,6)	(1,1)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0,6	1,1

WPM warrants	WPM stock price decrease	128	64	21

Conversion options-VLI	VLI stock value increase	(188)	(303)	(453)

Options - MBR	MBR stock value decrease	831	496	243

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives- Raw material purchase (nickel)	Nickel price increase	3	(22)	(47)
Embedded derivatives- Raw material purchase (copper)	Copper price increase	0	(15)	(31)
Embedded derivatives-Gas purchase	Pellet price increase	(6)	(13)	(24)
Embedded derivatives-Guaranteed minimum return (VLI)	VLI stock value decrease	(439)	(866)	(1,561)

b)    Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of December 31, 2017.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB
Banco Bradesco	Ba3	BB
Banco do Brasil	Ba3	BB
Banco de Credito del Peru	Baal	BBB+
Banco do Nordeste	Ba3	BB
Banco Safra	Ba3	BB
Banco Santander	A3	A-
Banco Votorantim	Ba3	BB
Bank of America	A3	A-
Bank of China	Al	A
Bank of Mandiri	Baa3	BB+
Bank of Nova Scotia	A1	A+
Bank Rakyat	Baa3	BB+
Bank of Tokyo Mitsubishi UFJ	A1	A-
Banpará	—	BB-
Barclays	Baa2	BBB
BBVA	A3	BBB+
BNP Paribas	A2	A
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB
Canadian Imperial Bank	A1	A+
China Construction Bank	A1	A
Citigroup	Baal	BBB+
Credit Agricole	A1	A
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	A-
Goldman Sachs	A3	BBB+
HSBC	A2	A
Intesa Sanpaolo Spa	A3	BBB
Itaú Unibanco	Ba3	BB
JP Morgan Chase & Co	A3	A-
Macquarie Group Ltd	A3	BBB
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa3	AA-
National Bank of Oman	Baa3	—
Rabobank	Aa2	A+
RoyaI Bank of Canada	A1	AA-
Societe Generale	A2	A
Standard Bank Group	Ba1	—
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
UBS	Aa3	A-
Unicredit	Baal	BBB

c)     Market curves

(i)            Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	12,260	JUN18	12,833	DEC18	12,960
JAN18	12,725	JUL18	12,857	DEC19	13,167
FEB18	12,745	AUG18	12,878	DEC20	13,354
MAR18	12,767	SEP18	12,896	DEC21	13,454
APR18	12,789	OCT18	12,920
MAY18	12,812	NOV18	12,940

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.30	JUN18	3.30	DEC18	3.32
JAN18	3.28	JUL18	3.31	DEC19	3.33
FEB18	3.28	AUG18	3.31	DEC20	3.33
MAR18	3.29	SEP18	3.31	DEC21	3.33
APR18	3.29	OCT18	3.31
MAY18	3.30	NOV18	3.31

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	375	JUN18	374	DEC18	364
JAN18	376	JUL18	372	DEC19	303
FEB18	376	AUG18	371	DEC20	277
MAR18	376	SEP18	369	DEC21	255
APR18	375	OCT18	368
MAY18	375	NOV18	366

(ii)           Foreign exchange and interest rates

US$-Brazil Interest

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/18	2.86	11/01/18	2.77	01/04/21	3.19
02/01/18	4.04	12/03/18	2.71	04/01/21	3.22
03/01/18	3.27	01/02/19	2.82	07/01/21	3.26
04/02/18	2.96	04/01/19	2.85	10/01/21	3.31
05/02/18	2.84	07/01/19	2.91	01/03/22	3.42
06/01/18	2.78	10/01/19	2.94	04/01/22	3.43
07/02/18	2.73	01/02/20	3.02	07/01/22	3.44
08/01/18	2.72	04/01/20	3.03	10/03/22	3.48
09/03/18	2.69	07/01/20	3.06	01/02/23	3.60
10/01/18	2.71	10/01/20	3.13	07/03/23	3.65

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.57	6M	1.83	11M	1.90
2M	1.62	7M	1.85	12M	1.90
3M	1.70	8M	1.87	2Y	2.11
4M	1.77	9M	1.88	3Y	2.23
5M	1.81	10M	1.89	4Y	2.29

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/18	7.00	11/01/18	7.00	01/04/21	7.00
02/01/18	7.00	12/03/18	7.00	04/01/21	7.00
03/01/18	7.00	01/02/19	7.00	07/01/21	7.00
04/02/18	7.00	04/01/19	7.00	10/01/21	7.00
05/02/18	7.00	07/01/19	7.00	01/03/22	7.00
06/01/18	7.00	10/01/19	7.00	04/01/22	7.00
07/02/18	7.00	01/02/20	7.00	07/01/22	7.00
08/01/18	7.00	04/01/20	7.00	10/03/22	7.00
09/03/18	7.00	07/01/20	7.00	01/02/23	7.00
10/01/18	7.00	10/01/20	7.00	07/03/23	7.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/18	6.89	11/01/18	6.74	01/04/21	9.06
02/01/18	6.90	12/03/18	6.80	04/01/21	9.24
03/01/18	6.82	01/02/19	6.87	07/01/21	9.40
04/02/18	6.76	04/01/19	7.11	10/01/21	9.55
05/02/18	6.73	07/01/19	7.41	01/03/22	9.66
06/01/18	6.71	10/01/19	7.78	04/01/22	9.75
07/02/18	6.66	01/02/20	8.07	07/01/22	9.84
08/01/18	6.67	04/01/20	8.38	10/03/22	9.92
09/03/18	6.70	07/01/20	8.63	01/02/23	9.99
10/01/18	6.72	10/01/20	8.88	07/03/23	10.12

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/18	4.27	11/01/18	4.12	01/04/21	4.72
02/01/18	4.27	12/03/18	4.18	04/01/21	4.75
03/01/18	4.20	01/02/19	4.24	07/01/21	4.78
04/02/18	4.14	04/01/19	4.33	10/01/21	4.81
05/02/18	4.11	07/01/19	4.52	01/03/22	4.82
06/01/18	4.09	10/01/19	4.57	04/01/22	4.82
07/02/18	4.04	01/02/20	4.62	07/01/22	4.84
08/01/18	4.05	04/01/20	4.66	10/03/22	4.85
09/03/18	4.08	07/01/20	4.69	01/02/23	4.87
10/01/18	4.10	10/01/20	4.72	07/03/23	4.91

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	-0.41	6M	-0.30	11M	-0.26
2M	-0.39	7M	-0.29	12M	-0.26
3M	-0.38	8M	-0.28	2Y	-0.15
4M	-0.34	9M	-0.27	3Y	0.01
5M	-0.32	10M	-0.27	4Y	0.15

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.45	6M	1.73	11M	0.99
2M	1.48	7M	1.49	12M	0.91
3M	1.55	8M	1.31	2Y	2.09
4M	1.64	9M	1.19	3Y	2.22
5M	1.70	10M	1.07	4Y	2.30

Currencies-Ending rates

CAD/US$	0.7961	US$/BRL	3.3080	EUR/US$	1.1953

Exhibit IV

A free translation of the original proposal issued and signed in Portuguese PROPOSAL FOR THE DESTINATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2017 Dear Members of the Board of Directors The Board of Executive Officers of Vale S.A. (“Vale” or “Company”), in lieu with Article 192 of Law 6,404 (as amended by Laws 10,303 and 11,638) and Articles 35 to 40 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income for the fiscal year ended December 31, 2017. The net income for the year, according to the Income Statement, amounted to R$17,627,200,889.00 (seventeen billion, six hundred and twenty-seven million, two hundred thousand, eight hundred and eighty-nine Brazilian reais), accounted according to the standards and pronouncements issued by the Brazilian Securities and Exchange Commission (“CVM”) and by the Accounting Standards Committee (“CPC”), for which the following destination is hereby proposed: I - LEGAL RESERVE To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law 6,404 and in the Article 36 of Vale’s Bylaws in the amount of R$881,360,044.45 (eight hundred and eighty-one million, three hundred and sixty thousand, forty-four Brazilian reais and forty-five cents). The allocation to this reserve may not be accounted in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law 6,404/76) exceeds 30% of the social capital, in which has been not reached. II - TAX INCENTIVE RESERVES Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as established by the Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) and established by (a) report 058/2015 related to tax incentives granted for the extraction of iron ore in the State of Pará; (b) report 040/2011 related to tax incentives granted to pelletizing plant of São Luiz in the State of Maranhão and (c) report 074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará. Vale also benefits from a reinvestment benefit which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM act upon. According to the article #545 of the Income Tax Regulation the income tax benefited and not paid is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for capital increase or to absorb losses. Based in article 195-A of Law 6,404, included by Law 11,638, we propose the allocation to tax incentive reserve in the total amount of R$692,831,841.06 (six hundred and ninety-two million, eight hundred and thirty-one thousand, eight hundred and forty-one Brazilian reais and six cents), in which is equivalent to total income tax benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$653,414,891.82 (six hundred and fifty-three million, four hundred and fourteen thousand, eight hundred and ninety-one Brazilian reais and eighty-two cents) as income tax reductions due in 2017; (b) R$39,416,949.24 (thirty-nine million, four hundred and sixteen thousand, nine hundred and forty-nine Brazilian reais and twenty-four cents) as reinvestments in the year-base 2017. 1

A free translation of the original proposal issued and signed in Portuguese III - INVESTMENT RESERVES Pursuant to article 37, item 2, of Vale’s Bylaws, to this reserve must be allocated an amount not exceeding 50% of distributable net income to ensure the maintenance and development of the Company's main activities and the investment projects included in Vale's budget. Therefore, we propose to allocate to this reserve the amount of R $8,026,504.501.75 (eight billion, twenty-six million, five hundred and four thousand, five hundred and one Brazilian reais and seventy-five cents). We propose that the remaining balance of the retained earnings in the amount of R$3,305,031,263.84 (three billion, three hundred and five million, thirty-one thousand, two hundred and sixty-three Brazilian reais and eighty-four cents) should also be allocated to this reserve of investment. In order to comply with article 196 of Law 6,404, the capital investment budget must be submitted to the Annual General Meeting for approval. The investment budget for 2018 is comprised of current investments of R$9.0 billion (US$ 2.7 billion) and capital investments of R$ 3.7 billion (US$ 1.1 billion), totaling the amount of R$12.7 billion (US$ 3.8 billion). For the currency translation was used the exchange rate of Vale’s 2018 budget, US$1.00 = R$3.35. IV - REMUNERATION TO SHAREHOLDERS’ EQUITY Pursuant to Article 36 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year (which will coincide with the calendar year) shall be submitted to the Annual General Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity (“JCP”), according to Article 9, Paragraph 7 of Law 9,249, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. The adjusted net income of the year of 2017 was R$16,053,009,003.49 (sixteen billion, fifty-three million, nine thousand, three Brazilian reais and forty-nine cents), in which corresponds to the net income of the year of R$17,627,200,889.00 (seventeen billion, six hundred twenty-seven million, two hundred thousand, eight hundred and eighty-nine Brazilian reais), reduced by the amount allocated to legal reserve of R$881,360,044.45 (eight hundred and eighty-one million, three hundred and sixty thousand, forty-four Brazilian reais and forty-five cents) and the amount allocated to tax incentive reserve of R$692,831,841.06 (six hundred and ninety-two million, eight hundred and thirty-one thousand, eight hundred and forty-one Brazilian reais and six cents). Therefore, the minimum mandatory remuneration of 25% of the adjusted net income as dividends amounts to R$4,721,473,237.91 (four billion, seven hundred and twenty-one million, four hundred and seventy-three thousand, two hundred and thirty-seven reais and ninety-one cents), which corresponds to R$0.908424228 per outstanding common share and R$ 1.040833333 per special class preferred share, as noted as follows. Pursuant to Article 5, Paragraph 5 of Vale’s Bylaws, the holders of special class preferred shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: (a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. (b) (c) 2

A free translation of the original proposal
issued and signed in Portuguese

As of December 31, 2017, the reference value for the minimum mandatory remuneration of the special class preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 10.61 (ten Brazilian reais and sixty-one cents), corresponding to R$0.884400000 per special class preferred share or (b) 3% of the shareholders' equity per special class preferred share, is R$10.13 (ten Brazilian reais and thirteen cents), corresponding to R$0.84443551 per special class preferred share, whichever is greater. Therefore, considering the remuneration as JCP, based on 6% of the preferred capital, that is R$12.49 (twelve Brazilian reais and forty-nine cents) corresponding to R$1.040833333 per special class preferred share.

Considering (i) the total amount of the minimum mandatory remuneration related to the fiscal year of 2017, as noted; (ii) the prerogative to pay JCP; (iii), the Article 36, sole paragraph and article 39 of Vale's Bylaws, and; (iv) Vale´s actual financial position, according to the balance sheet related to fiscal year of 2017, the Board of Executive Officers hereby proposes the shareholders' distribution the total gross amount of R$4,721,473,237.91 (four billion, seven hundred and twenty-one million, four hundred and seventy-three thousand, two hundred and thirty-seven Brazilian reais and ninety-one cents) as interest on shareholders' equity, under the terms stated as follows:

- The ratification of the distribution of interest on shareholders' equity based on the Board of Executive Officers proposal, as approved by the Board of Directors at the meeting held on November 14, 2017, in the total gross amount of R$2,182,466,504.13 (two billion, one hundred and eighty-two million, four hundred and sixty-six thousand, five hundred and four Brazilian reais and thirteen cents), equivalent to R$0.419912462 per outstanding common shares and special class preferred shares, which will be paid in March 15, 2018 based in the net income as of September, 2017.

- The ratification of the distribution of interest on shareholders' equity based on the Board of Executive Officers proposal to be submitted to the Board of Directors at the meeting on February 26, 2018, in the total gross amount of R$2,539,006,733.78 (two billion, five hundred and thirty-nine million, six thousand, seven hundred and thirty-three Brazilian reais and seventy-eight cents), equivalent to R$0.488511766 per outstanding common shares and considering the Article 5, Paragraph 5 of Vale's Bylaws, R$0.620920871 per special class preferred shares, which will be paid in March 15, 2018 based in the net income as of December, 2017.

Therefore, the net income for the year is sufficient for full payment of the fixed and minimum dividends. There is no unpaid or cumulative installment.

The mandatory dividend will be fully paid, with no amount withheld. We include below the table comparing net income per share and the respective remuneration to shareholders in the last three fiscal years:

			In Brazilian reais
	2017	2016	2015
Net income (loss) per share	3.39	2.58	(8.58)
Gross remuneration per common share	0.908424228	1.071865625	0.975370524
Net remuneration per common share	0.772160594	0.911085781	0.885106375
Gross remuneration per preferred share	1.040833333	1.071865625	0.975370524
Net remuneration per preferred share	0.884400000	0.911085781	0.885106375

3

A free translation of the original proposal issued and signed in Portuguese V - SUMMARY This proposal covers the following distribution of net income for the year 2017: R$ SOURCES Net income of the year 17,627,200,889.00 17,627,200,889.00 DISTRIBUTION Reserve constitution: Legal Tax incentive Investments 881,360,044.45 692,831,841.06 11,331,535,765.58 12,905,727,651.09 JCP distributed in December, 2017 JCP distributed in February, 2018 2,182,466,504.13 2,539,006,733.78 4,721,473,237.91 17,627,200,889.00 Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution of the Board of Executive Officers. Rio de Janeiro, February 26, 2018. Fabio Schvartsman Chief Executive Officer (CEO) Luciano Siani Pires Chief Financial Officer Eduardo de Salles Bartolomeo Executive director, Base Metals Peter Poppinga Executive director, Ferrous Minerals and Coal Alexandre Gomes Pereira Executive director, Business Support Luiz Eduardo Eróes do Amaral Osorio Executive director, Sustainability and Institutional Relations 4

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2017 Pursuant to CVM Instructions No. 481/09 1/5 DESCRIPTION INFORMATION 1. Net income for the fiscal year of 2017 R$17,627,200,889.00 2. Overall and per outstanding share value of dividends, including anticipated dividends and interest on shareholders’ equity already declared Overall amount of: R$4,721,473,237.91 In the amount of R$0.908424228 per outstanding common share and R$ 1.040833333 per special class preferred share 3. Percentage of distributed net income relating to fiscal year 2016 27% of the net income 4. Overall and per outstanding share value of dividends based on profits from previous years Not applicable 5. Shareholders remuneration for the 2017 fiscal year, net of interest on shareholders’ equity declared on December 14, 2017. Segregated gross amount of interest on shareholders’ equity per outstanding share of each type and class: R$2,539,006,733.78, equivalent to R$0.488511766 per outstanding common shares and R$0.620920871 per special class preferred shares Form and period of payment of interest on shareholders’ equity: the remuneration will be distributed as interest on shareholders’ equity, in which will be paid in March 15, 2018. Inflation adjustment of the proposed interest on the proposed interest on shareholders’ equity: not applicable The declaration dates for the payment of interest on shareholders’ equity, which shall be considered as the record date, pursuant to the Dividend Policy: March 06, 2018 6. Interest on shareholders’ equity declared on December 14, 2017 Total gross amount of R$2,182,466,504.13, equivalent to R$0.419912462 per outstanding common shares and special class preferred shares Payment Date: March 15, 2018.

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2017 Pursuant to CVM Instructions No. 481/09 Net income (loss) per share 3.39 2.58 (8.58) Gross remuneration per preferred share 1.040833333 1.071865625 0.975370524 2/5 7. Provide a comparative table indicating the following amounts per outstanding share of each type and class: a) net income of this current fiscal year and the previous 3 (three) years; b) dividends and interest on shareholders’ equity as distributed in the previous 3 (three) fiscal years. In Brazilian reais 201720162015 Gross remuneration per common share0.9084242281.0718656250.975370524 Net remuneration per common share0.7721605940.9110857810.885106375 Net remuneration per preferred share0.8844000000.9110857810.885106375 8. Allocation of profits to legal reserve Amounts allocated to the legal reserve: R$881,360,044.45 Description of the calculation of the legal reserve: Before any other allocation, 5% of the net profits of the fiscal year must be placed in this reserve, which is limited to 20% of the paid up capital, in accordance with Article 193 of the Brazilian Corporation (Law 6,404/76) and Article 36 of Vale’s Bylaws. The allocation to this reserve may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital which has been not reached yet. 9. Preferred shares entitled to fixed or minimum dividends Pursuant to Article 5, Paragraph 5 of the Bylaws, the holders of special class preferred shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: (a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; (b)entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and (c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. The fiscal year’s profit is enough for the full payment of the minimum and fixed dividends. There are no cumulative installments outstanding. The reference value for the minimum mandatory remuneration of the special class preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 10.61, corresponding to R$0.884400000 per special class preferred

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2017 Pursuant to CVM Instructions No. 481/09 3/5 share or (b) 3% of the shareholders’ equity per special class preferred share, is R$10.13, corresponding to R$0.84443551 per special class preferred share, whichever is greater. 10. Mandatory remunerations Pursuant to Article 36 of Vale’s Bylaws, after the allocation to the legal and tax incentive reserve, the destination of the remaining portion of the net income calculated at the end of each fiscal year shall, by Management proposal, be submitted to the General Shareholders Meeting. The amount, paid or credited, as interest on shareholders equity, according to Article 9, § 7 of Brazilian Law 9,249 and other applicable legislation and regulation, may be accrued to the mandatory dividend and to the minimum annual dividend of the preferred shares, and such amount, for all legal purposes, shall form the sum of the dividends to be distributed by the Company. At least 25% of the net annual income, adjusted as per law, shall be distributed as dividends. Considering (i) the total amount of the minimum mandatory remuneration related to the fiscal year of 2017, as noted; (ii) the prerogative to pay JCP; (iii), the Article 36, sole paragraph and article 39 of Vale’s Bylaws, and; (iv) Vale´s actual financ ial position, according to the balance sheet related to fiscal year of 2017, the Board of Executive Officers hereby proposes the shareholders’ distribution the total gross amount of R$4,721,473,237.91 (four billion, seven hundred and twenty-one million, four hundred and seventy-three thousand, two hundred and thirty-seven Brazilian reais and ninety-one cents) as interest on shareholders' equity, under the terms stated as follows: • The ratification of the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal, as approved by the Board of Directors at the meeting held on November 14, 2017, in the total gross amount of R$2,182,466,504, equivalent to R$0.419912462 per outstanding common shares and special class preferred shares, which will be paid in March 15, 2018 based in the net income as of September, 2017. • The ratification of the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal to be submitted to the Board of Directors at the meeting on February 26, 2018, in the total gross amount of R$2,539,006,733.78, equivalent to R$0.488511766 per outstanding common shares and considering the Article 5, Paragraph 5 of Vale’s Bylaws, R$0.620920871 per special class preferred shares, which will be paid in March 15, 2018 based in the net income as of December, 2017. Retained amount: Not applicable. 11. In the event of retention of the mandatory dividend due to the Company's financial condition: (a) inform the retained amount; (b) provide a detailed description, of the Company’s financial condition, Not applicable.

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2017 Pursuant to CVM Instructions No. 481/09 4/5 including aspects related to the analysis of liquidity, working capital and positive cash flows/ and (c) justify the retention of dividends. 12. In the event of allocation of profits to the contingencies reserve: (a) indicate the amount allocated to such reserve; (b) indicate the contingencies deemed as probable loss and its cause; (c) explain why the loss was deemed probable; and (d) justify the constitution of the reserve. Not applicable. 13. In the event of allocation of profits to the unrealized income reserve: (a) inform the amount allocated to such reserve; and (b) inform the nature of the unrealized profit that gave rise to the reserve. Not applicable. 14. In the event of allocation of profits to the statutory reserves: (a) describe the Bylaws provisions which established the reserve; (b) identify the amount allocated to the reserve; and (c) describe the calculation of such amount. Articles 36 and 37 of the Bylaws provides that the allocation of profits shall observer the constitution of the following reserves: I – Legal reserve: To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law 6,404 and in the Article 36 of Vale’s Bylaws in the amount of R$881,360,044.45. The allocation to this reserve may not be accounted in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law 6,404/76) exceeds 30% of the social capital, in which has been not reached. II – Tax Incentives Reserve: Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as established by the Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) and established by (a) report 058/2015 related to tax incentives granted for the extraction of iron ore in the State of Pará; (b) report 040/2011 related to tax incentives granted to pelletizing plant of São Luiz in the State of Maranhão and (c) report 074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará. Based in article 195-A of Law 6,404, included by Law 11,638, the allocation to tax incentive reserve in the total amount of R$692,831,841.06, in which is equivalent to total income tax benefited by Vale, resulting from the following incentives in

A free translation of the original Annex issued in Portuguese Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2017 Pursuant to CVM Instructions No. 481/09 5/5 the area of SUDAM: (a) R$653,414,891.82 as income tax reductions due in 2017; (b) R$39,416,949.24 as reinvestments in the year-base 2017. III. Investments Reserve: Pursuant to article 37, item 2, of Vale’s Bylaws, to this reserve must be allocated an amount not exceeding 50% of distributable net income to ensure the maintenance and development of the Company's main activities and the investment projects included in Vale's budget. Therefore, will be allocated to this reserve the amount of R $8,026,504.501.75. The remaining balance of the retained earnings in the amount of R$3,305,031,263.84 should also be allocated to this reserve of investment. In order to comply with article 196 of Law 6,404, the capital investment budget must be submitted to the Annual General Meeting for approval. 15. Retained earnings provided for in the Investment Budget Retained earnings provided for in the investment budget amounts to R$3,305,031,263.84 allocated to investments reserve, in order to comply with article 196 of Law 6,404, the capital investment budget must be submitted to the Annual General Meeting for approval. 16. Destination of profits to the Tax Incentive Reserve The amount of R$692,831,841.06 was allocated to the Tax Incentive Reserve. Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as established by the Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) and established by (a) report 058/2015 related to tax incentives granted for the extraction of iron ore in the State of Pará; (b) report 040/2011 related to tax incentives granted to pelletizing plant of São Luiz in the State of Maranhão and (c) report 074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará. Vale also benefits from a reinvestment benefit which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM act upon. According to the article #545 of the Income Tax Regulation the income tax benefited and not paid is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for capital increase or to absorb losses. Based in article 195-A of Law 6,404, included by Law 11,638, it will be allocated to tax incentive reserve in the total amount of R$692,831,841.06, in which is equivalent to total income tax benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$653,414,891.82 as income tax reductions due in 2017; (b) R$39,416,949.24 as reinvestments in the year-base 2017.

2018 Capital Budget

In November 2017, the Board of Directors approved the investments budget for 2018, in the amount of US$ 3.837 billion (equivalent to R$ 12.854 billion), including disbursements of US$ 972 million (equivalent to R$ 3.256 billion) for the execution of projects, and US$ 2.865 billion (equivalent to R$ 9.598 billion) dedicated to the sustaining of existing operations and replacement projects.

Vale's main iron ore growth initiative, the S11D mine and plant project, in addition to its integrated infrastructure, CLN S11D, accounts for 82% of the US$ 972 million budgeted for the development of projects in 2017.

The following table shows the estimated allocation of investments for the sustaining of existing operations:

INVESTMENTS TO MAINTAIN OPERATIONS IN 2018 – ALLOCATION BY BUSINESS SEGMENTS[1]						
US$ million	**Operations**	**Tailings Dam and Piles**	**Health and Safety**	**Corporate Social Responsibility**	**Administrative and Others**	**Total**
Ferrous minerals	1,028	213	206	62	119	1,628
Base metals	749	35	188	44	27	1,043
Coal	150	-	14	16	3	182
Others	4	-	-	-	8	12
Total	1,931	248	408	121	157	2,865

[1] Includes the Clean AER project.

The following table shows the main projects under development by Vale and/or by companies in the group:

Project	**Estimated start-up**	**Executed capex**			**Estimated capex**		**Status**
		R$ million					
		2015	**2016**	**2017**	**2018**	**Total**	
Project CLN S11 D Increase logistic capacity of Northern System to support S11D mine, including duplicating approximately 570 km of railroad, building 101 km of a new railroad branch, purchase of wagons and locomotives and onshore and offshore expansion at the Ponta da Madeira Maritime terminal. Increase nominal logistic capacity on the Carajás Railroad to approximately 230 Mtpa.	1H14 to 2H19	3,910	3,507	2,108	2,064	22,012	Expansion of the offshore port had its start-up. Expansion of the onshore port achieved 93% of physical progress. Duplication of the railroad achieved 80% of physical progress, totaling 505 km delivered. 88% of physical progress.

Exhibit V

13.1 – Description of compensation policy or practice, including non-statutory board of executive officers a. Objectives of the compensation policy or practice Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 25 countries, with shareholders in all continents, and had 73,596 direct employees and 35,227 outsourced employees working in its operations as of December 31, 2017. Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and markets, in addition to an unlimited dedication. As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. Accordingly, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of the directors, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the company operates, its alignment with the short and long-term strategy, its return to shareholders and the sustainability of its business. Such proposal is prepared with the support of the People Committee, composed of four members of the Board of Directors and one independent member, who makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, in an aggregated manner, by the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the People Committee, to distribute it among its members and the Board of Executive Officers. One of the core pillars of designing the compensation proposal is the alignment with the Company's performance and return to its shareholders. Therefore, in addition to fixed compensation, our executive officers may also receive for bonuses and incentive payments. Taking into account the design of the total compensation in 2018, computing fixed fees, short-term (target performance) and long-term incentives (concession1), for the entire Board of Executive Officers, the distribution of the total compensation is as follows: 27% of fixed fees, 28% of short-term variable compensation and 46% of long-term variable compensation based on shares. This long-term portion is composed by 20% related to the Matching Program and 26% related to the Phantom Stock Plan (PAV)2. It should also be highlighted that the short-term variable compensation is fully associated with the Company's cash generation and, as such, in alignment with the compensation of the Company's shareholders. Combined with cash generation, the short-term variable compensation also takes into account economic and financial targets that reflect the operating performance, as well as health and safety targets, sustainability and accomplishment of strategic initiatives. Additionally, long-term programs are directly linked to the performance of the stock and, therefore, tied to the return to shareholders. In particular, the payment related to the PAV is a direct function of Vale's Total Shareholder Return Indicator (TSR), compared to a preselected group of companies. In brief, we can say that 73% of the compensation of the Board of Executive Officers is directly associated with the return to shareholders. 1 Upon the decision of the Board, the company grants long-term programs that entitle the participants to future payments, subject to the achievement of performance, as hereinafter described. 2 The tables shown in items 13.1.b.ii and 13.2 below consider the cash disbursement criterion and, therefore, their percentages differ from the criterion used in this paragraph.

The company will be participating in a work group with other companies and B3 to establish new requirements for a compensation policy for companies listed in the Novo Mercado – a special listing segment of the B3 stock exchange with higher governance standards - to be formed by B3 in 2018. Once these requirements are defined, the company will formulate its policy. It should be highlighted that, as part of the process of evolution related to governance, transparency and adherence to the changes to Novo Mercado requirements (including requirements related to management compensation), the Board of Directors determined that the Risk and Compliance Committee continues with the work plan and deepens the analysis of the impact on stakeholders of the full adoption by the Company of the Novo Mercado requirements, including the external support, and to present a plan based on the outcome of this analysis to the Board of Directors. b. Compensation breakdown i. Description of the elements of compensation and the objectives of each one BOARD OF DIRECTORS Fixed Compensation Pro-labore. For the members of the Board of Directors, the compensation considers, exclusively, the payment of a fixed monthly fee. The fixed compensation stipulated in contract has the purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company's Board of Directors. The total annual amount of top management compensation, comprising the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Fiscal Council and the Advisory Committees, is set at the Annual Shareholders' Meeting and distributed by the Board of Directors. Direct and Indirect Benefits. The members of the Board of Directors are not entitled to any direct and indirect benefits. Participation in Committees. The members of the Board of Directors are not entitled to compensation for participation in committees. Variable compensation The members of the Board of Directors are not entitled to variable compensation, including bonuses, profit sharing, compensation for participation in meetings, and commissions. Post-Employment Benefits The members of the Board of Directors are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Board of Directors are not entitled to benefits motivated by the termination of the position. Share-based Compensation The members of the Board of Directors are not entitled to share-based compensation. FISCAL COUNCIL Fixed Compensation Pro-labore. For the members of the Fiscal Council, the compensation considers only the payment of a fixed monthly fee, not counting the benefits, representation funds and profit sharing. The members of the Fiscal Council are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members are only remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. The contracted fixed compensation has the purpose of remunerating the services of each member, within the scope of responsibility assigned to the Company's Fiscal Council. The determination of the compensation of the Fiscal Council is calculated as a percentage of the average compensation attributed to the Executive Officers. Direct and Indirect Benefits. The members of the Fiscal Council are not entitled to direct and indirect benefits. Participation in Committees. The members of the Fiscal Council are not entitled to compensation for participation in committees. Variable compensation The members of the Fiscal Council are not entitled to variable compensation, including bonuses, profit sharing and results, compensation for participation in meetings, and commissions. Post-Employment Benefits The members of the Fiscal Council are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Fiscal Council are not entitled to benefits motivated by the termination of the position. Share-based Compensation The members of the Fiscal Council are not entitled to share-based compensation. ADVISORY COMMITTEES Fixed Compensation Pro-labore. For the members of the Advisory Committees to the Board of Directors, the compensation considers exclusively the payment of a fixed monthly fees, except for the members of the committees who are Vale's officers, who will not be entitled to the payment of compensation for participation in the committees, pursuant to the provisions of Paragraph 2, Article 15, of Vale's Bylaws. The compensation has the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company. The compensation of the members of the Advisory Committees is defined by the Board of Directors. Direct and Indirect Benefits. The members of the Advisory Committees are not entitled to direct and indirect benefits. Variable compensation Members of the Advisory Committees are not entitled to bonuses, profit sharing, compensation for participation in meetings and commissions. Post-Employment Benefits Members of the Advisory Committees are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Advisory Committees are not entitled to benefits motivated by the termination of the position.

Share-based Compensation The members of the Advisory Committees are not entitled to share-based compensation. STATUTORY DIRECTORS (BOARD OF EXECUTIVE OFFICERS) Fixed Compensation Pro-labore. The Statutory Directors are entitled to receive a fixed monthly fee that has the objective of remunerating the services provided by them within the scope of responsibility assigned to each one in the management of the Company. Direct and Indirect Benefits. The Statutory Directors are entitled to a benefits package that is also compatible with market practices and includes Medical-Hospital and Dental Care, Complementary Pension and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to give executives and their dependents peace of mind on key issues, such as health care. Participation in Committees. The Statutory Directors are not entitled to compensation for participation in committees. Variable compensation Bonus. The Statutory Directors are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the bonus is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. By 2018, the bonus will be fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Statutory Director, with 60% of the targets panel being associated with economic and financial metrics that reflect the operating performance and, as such, are aligned with the payment of dividends. The remaining 40% are distributed among targets related to health and safety (10%), sustainability (10%) and accomplishment of strategic initiatives (20%). Others. The Statutory Directors are not entitled to profit sharing, compensation for participation in meetings, and commissions. Post-Employment Benefits The Statutory Directors may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 24 months after their termination, so that they can seek alternatives outside the corporate plan. Entitlement to benefits after termination of position The members of the Statutory Board of Executive Officers are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 of this Reference Form, for any indemnity arising from the termination or non-renewal of the employment contract of said Officers with the Company, provided that these events occur at the Company's initiative. For more information, see item 13.12 of this Reference Form. Share-based Compensation Long-term Incentive - ILP (up to 2013 inclusive) and Phantom Stock Plan - PAV (starting in 2014) The Long-Term Incentive ("ILP") represented a variable long-term payment based on the expected performance of the Company and with the purpose of retaining and engaging the executives, aligning them with the Company's vision of the future. The program was established in 2007, with its first payment being made in January 2010. In 2014, the ILP was replaced by the Phantom Stock Plan (“PAV"), which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The following companies make up the peer group in the program that was started in 2018: BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau and CSN. The metric for payment consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. The following positions lead to the respective percentages of payment in relation to the grant: 1st - 150%, 2nd - 125%, 3rd - 100%, 4th - 85%, 5th - 70%, 6th - 55%, 7th - 40%, 8th - 25%, 9th - 10%, 10th and below - 0%. For more details, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. Matching Like the PAV (and the ILP, which was replaced by the PAV in 2014), Matching represents a long-term variable portion of the performance-based compensation expected for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the same time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. The plan was established in 2008 and amended in 2014 with the main purpose of changing the calculation methodology for participation in the plan, which for the purposes of said calculation considered (i) the fixed portion of the compensation received by the beneficiaries of the plan referred to above, and (ii) pre-established parameters for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus is not sufficient for the investment in the program. In such years, the executive may purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program becomes mandatory only when there was sufficient net bonus for the investment. It is important to note that in 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. For more details, including the calculation methodology used to establish the amount of the beneficiaries' compensation under the Plan, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. NON-STATUTORY DIRECTORS The Non-Statutory Directors are employees of the Company, with employment relationship. These directors may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses.

Fixed Compensation Pro-labore. Non-Statutory Directors are entitled to receive a fixed monthly fee, defined according to the Company's organizational structure, which is in line with market practices. The contracted fixed salary has the objective, according to the work contract signed with each executive, to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company. Direct and Indirect Benefits. Non-Statutory Directors are entitled to a package of benefits compatible with market practices and includes Medical-Hospital-Dental Care, Complementary Pension (Valia) and Life Insurance. The benefits, in addition to being aligned with the market, are intended to give executives and their dependents peace of mind on key issues, such as health care. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. Non-Statutory Directors are not entitled to compensation for participation in committees. Variable compensation Profit sharing (PLR). The Non-Statutory Directors are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. By 2018, the PLR will be fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Director, which are defined based on the cascading of targets for the Statutory Directors. The calculation methodology used to establish the variable compensation of the Non-Statutory Board, as mentioned above, is described in detail in item 13.1 (d) below. Others. The Non-Statutory Directors are not entitled to bonuses, compensation for participation in meetings and commissions. Post-Employment Benefits The Non-Statutory Directors may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, so that they may seek alternatives outside the corporate plan. Entitlement to benefits after termination of position Members of the Non-Statutory Board may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale. Share-based Compensation Long-term Incentive - ILP (up to 2013 inclusive) and Phantom Stock Plan - PAV (starting in 2014) The Long-Term Incentive ("ILP") represented a variable long-term payment based on the expected performance of the Company and with the purpose of retaining and engaging the executives, aligning them with the Company's vision of the future. The program was established in 2007 and its first payment was made in January 2010. In 2014, the ILP was replaced by the Phantom Stock Plan (“PAV"), which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The following companies make up the peer group in the program that was started in 2018: BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau and CSN. The metric for payment consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. The following positions lead to the respective percentages of payment in relation to the grant: 1st - 150%, 2nd - 125%, 3rd - 100%, 4th - 85%, 5th - 70%, 6th - 55%, 7th - 40%, 8th - 25%, 9th - 10%, 10th and below - 0%. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching Like the PAV (and the ILP, which was replaced by the PAV in 2014), Matching represents a long-term variable portion of the performance-based compensation expected for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the same time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. The plan was established in 2008 and amended in 2014 with the main purpose of changing the calculation methodology for participation in the plan, which for the purposes of said calculation considered (i) the fixed portion of the compensation received by the beneficiaries of the plan referred to above, and (ii) pre-established parameters for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the PLR is not sufficient for the investment in the program. In such years, the executive may purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the current program was voluntary for Vale non-statutory executives. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. For more details, including the calculation methodology used to establish the amount of the beneficiaries' compensation under the Plan, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. NON-STATUTORY COMMITTEES The Company also has three non-statutory committees, the Risk Committee, the Disclosure Committee and the Ethics Committee. All positions of non-statutory committees are filled by statutory, non-statutory directors and other Company leaders, who do not receive any additional compensation for this function, either fixed or variable. ii. In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation According to the tables below3, the proportions of each element in the total compensation for the fiscal years of 2015, 2016 and 2017 were approximately: 3 Consider the cash disbursement criterion and, therefore, differ from the criterion used in previous items of this form.

Fiscal Year 2015

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board[(1)]	Committees[(2)]
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	87.95%	83.33%	23.88%	42.00%	85.77%
Direct and Indirect Benefits	-	-	10.29%	10.00%	-
Participation in committees	-	-	-	-	-
Other [(3)]	12.05%	16.67%	4.76%	-	14.23%
Variable compensation	-	-	-	-	-
Bonus	-	-	28.79%	-	-
Profit sharing	-	-	-	42.00%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other [(3)]	-	-	10.03%	-	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	20.55%	-	-
Share-based Compensation	-	-	1.71%	6.00%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of position have not been considered in the Non-Statutory Board.
(2) Excludes the members of the committees who are also members of the Company's administration.
(3) Payments related to payroll charges under responsibility of VALE – INSS.

Fiscal Year 2016

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board[(1)]	Committees[(2)]
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	92.83%	90.44%	41.55%	67.81%	95.24%
Direct and Indirect Benefits	-	-	11.03%	8.26%	-
Participation in committees	-	-	-	-	-
Other [(3)]	7.17%	9.56%	8.53%	15.21%	4.76%
Variable compensation	-	-	-	-	-
Bonus	-	-	-	-	-
Profit sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other [(3)]	-	-	4.95%	1.45%	-

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board(1)	Committees(2)
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	28.04%	-	-
Share-based Compensation	-	-	5.91%	7.27%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2) Excludes the members of the committees who are also members of the Company's administration
(3) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2017

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board(1)	Committees(2)
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	87.16%	83.33%	14.17%	34.81%	83.83%
Direct and Indirect Benefits	-	-	3.88%	5.56%	-
Participation in committees	-	-	-	-	-
Other (3)	12.84%	16.67%	3.08%	8.07%	16.17%
Variable compensation	-	-	-	-	-
Bonus	-	-	16.00%	27.27%	-
Profit sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (3)	-	-	12.78%	8.59%	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	39.91%	-	-
Share-based Compensation	-	-	10.17%	15.69%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of position have not been considered in the Non-Statutory Board.
(2) Excludes the members of the committees who are also members of the Company's administration
(3) Payments related to payroll charges under responsibility of VALE - INSS

iii. Methodology for calculation and adjustment of each element of compensation The annual global amount of the compensation of the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Fiscal Council and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors. Board of Directors The fixed compensation of principal members of the Board of Directors is represented by the payment of a fixed monthly portion (fees). The definition of values occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. There is no variable compensation for the members of the Board of Directors. Fiscal Council The fixed compensation of the members of the Fiscal Council is represented by the payment of fixed monthly fees, having as reference the 10% of the compensation that, on average, is attributed to the Statutory Directors, not counting the benefits, representation and profit sharing. The members of the Fiscal Council are also entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members will only be remunerated in the cases in which they exercise their activities due to vacancy, impediment or absence of the respective member holder. There is no variable compensation for the members of the Fiscal Council. Advisory Committees For the members of the Advisory Committees to the Board of Directors, the compensation exclusively considers the payment of a fixed monthly fees, except for the members of the committees that are Vale's managers, who are not entitled to the payment of compensation for participation in the committees, pursuant to paragraph 2, Article 15, of Vale's Bylaws. There is no other type of fixed compensation to which the members of the Advisory Committees are entitled. The compensation contracted has the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company, which is defined by the Board of Directors. The determination and adjustment of the compensation of the members of the Advisory Committees are carried out according to the compensation established for the Board of Directors. Statutory Directors (Executive Officers) The fixed compensation of the Statutory Directors is represented by the payment of fixed monthly instalments, defined on the basis of market practice, verified through reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed, adjusted annually by the Broad Consumer Price Index - IPCA, as well as evaluated by the People Committee and approved by the Board of Directors. The direct and indirect benefits (medical-hospital-dental care, supplementary pension and life insurance) to which they are entitled are calculated according to market practice, verified by reference surveys conducted by specialized companies, in which observes the behavior of granting benefits to companies of similar size, as well as evaluated by the People Committee and approved by the Board of Directors. The bonus component of the Statutory Directors is calculated based on the Company's results, and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established and cash generation of the Company for each fiscal year. The readjustment of the fees deriving from changes in the IPCA or other forms of merit directly impact the other elements of the compensation, since they use the fees as a basis. Up to and including 2013, the methodology for calculating share-based compensation of Statutory Directors under the ILP took into account the percentage of the bonus, 75% for the Executive Officers and 125% for the Chief Executive Officer, of the amount actually paid for such and transformed into a number of common shares issued by Vale (virtual or phantom shares), considering the average quotation of the common shares issued by the Company of the last 60 trading sessions of the previous fiscal year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance (Total Shareholder Return (TSR)) in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5th position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Directors (Board of Executive Officers)". Up to and including 2013, the calculation methodology for Matching determined that the executive could allocate 30% or 50% of its short-term variable portion (Bonus) to buy class A preferred shares issued by Vale through an institution financial condition previously defined, under market conditions and without any benefit offered by Vale, on the days established in the plan. The percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three-year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company will pay the executive a net bonus amount equal to the amount he or she purchased in shares at the beginning of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. In 2014, the calculation method used in the Matching program changed and became based on the fixed compensation received by the beneficiaries of the referred Program. The parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus is not sufficient for the investment in the program. In such years, the executive may purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program becomes mandatory only when there is sufficient net bonus for the investment.

It is important to note that in 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. Non-Statutory Directors The fixed compensation of Non-Statutory Directors, with employment relationship, is represented by the payment of fixed monthly instalments. Every year, Vale's Human Resources department engages compensation surveys conducted by specialized companies in order to evaluate the competitiveness of our compensation against our competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system of evaluation is known as "Hay Method", a points system widely used by world-class companies, which evaluates the weight of positions based on their complexity, allowing the overall ranking of positions. This system is one of the most used worldwide for this purpose. There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Director (meritocracy). The direct and indirect benefits (medical-hospital-dental care, supplementary pension and life insurance) to which they are entitled are defined in accordance with market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size. The profit-sharing PLR component of the Non-Statutory Directors is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash flow for each year. The readjustment of the fixed compensation resulting from the IPCA or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation. Up to and including 2013, the methodology for calculating share-based compensation of Statutory Directors under the ILP took into account the percentage of the bonus, 75% for the Executive Officers responsible for global corporate functions and 50% for the Executive Officers responsible for local or regional corporate functions, of the amount actually paid for such and transformed into a number of Common Share issued by Vale (virtual shares), considering the average quotation of the common shares issued by the Company of the last 60 trading sessions of the previous fiscal year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance (Total Shareholder Return (TSR)) in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5th position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total

Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Directors (Board of Executive Officers)". Up to and including 2013, the calculation methodology for Matching determined that the executive could allocate 30% or 50% of its short-term variable portion (PLR) to buy class A preferred shares issued by Vale through an institution financial condition previously defined, under market conditions and without any benefit offered by Vale, on the days established in the plan. The percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three-year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company will pay the executive a net bonus amount equal to the amount he or she purchased in shares at the beginning of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. In 2014, the calculation method used in the Matching program changed and became based on the fixed compensation received by the beneficiaries of the referred Program. The parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus is not sufficient for the investment in the program. In such years, the executive may purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all non-statutory executives. It is important to note that in 2017 fiscal year, the Matching Program became based on common shares of the Company, and no longer on preferred shares. iv. Reasons justifying the composition of the compensation The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's long-term results and its short-term performance. In relation to the executive officers, Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the variable components (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company. v. Existence of members not remunerated by the issuer and the reason therefor As of the date of this Reference Form, the Company does not have unpaid members, except for (i) the members of the Company's Advisory Committees, who are also Vale's directors and will not be entitled to compensation for participation in the committees, and (ii) for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company. For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation.

c. Main performance indicators that are taken into account in determining each element of compensation All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Directors, these definitions are also evaluated by the Peolple Committee and approved by the Board of Directors. The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and TSR, as well as general indicators of productivity and sustainability. The performance indicators taken into account in determining the compensation derived from the ILP (which was replaced by the PAV in 2014), the PAV and the Matching consist of the quotation of the Company's shares in the market and, in the case of ILP (which was replaced by the PAV) and PAV, the Company's position in relation to a group of companies with characteristics similar to those of Vale (peer group). d. How compensation is structured to reflect the evolution of performance indicators The definition of executives' performance targets for structuring the payment of profit sharing and the bonus is derived from the strategic planning and budget approved by the Board of Directors, and reviewed each year to support the goals and expected results for the Company. The performance indicators taken into account in determining the compensation derived from the long-term incentive plans, namely the ILP (which was in force until 2013), the PAV (effective as from 2014) and Matching are: for the three, the quotation of the Company's shares in the market and, for the PAV, the Company´s ranking among a group of 11 other companies with characteristics similar to those of Vale (peer group). The peer group applicable to the ILP, which was replaced in 2014 by the PAV, was composed of 20 companies with similar characteristics. e. How the compensation policy or practice is aligned with the interests of the issuer of the short, medium and long term The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established in the medium and long term, and in line with the return to shareholders. To that end, ILP (which was replaced by the PAV in 2014) and Matching were defined with three-year grace periods for payment of compensation, and the PAV, with a grace period of four years. These deadlines were established so that such programs are in line with the evolution of the Company's own performance indicators. f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers There is no compensation of Company’s administrators supported by subsidiaries, controlled companies or direct or indirect controllers at the date of this Reference Form, as a result of positions occupied by them at the Company. Nevertheless, one of the Company's Executive Officers has accumulated the functions of President and Chief Executive Officer of Vale Canada Limited, a subsidiary of Vale, in 2017, 2016 and 2015. Therefore, a portion of fixed compensation, variable compensation and benefits was supported by Vale Canada Limited. For more information, please refer to item 13.15 of this Reference Form.

g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer Normally, there is no compensation or benefit to the members of the Board of Directors and Fiscal Council, Statutory and Non-Statutory Committees and the Executive Board related to the occurrence of such a corporate event. Exceptionally in 2017, some Statutory and Non-Statutory Directors, who took an active part in communicating and operationalizing the project that enabled Vale to enter in the Novo Mercado in December 2017, were entitled to an extraordinary, symbolic bonus, duly approved in the terms of Vale’s Bylaws. h. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers (i) the issuer's bodies and committees that participate in the decision-making process, identifying how they participate The People Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the compensation of the Statutory Directors. After conducting the technical evaluation of the market researches received, the Committee prepares a compensation proposal, which is forwarded to the Board of Directors for its consideration. Once approved by the Board, the proposal is then submitted to Shareholders appreciation at the Shareholders’ Meeting, as established by the Company’s Bylaws. (ii) criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies In relation to the methodology used to determine the individual compensation of the managers, the Company uses studies to verify market practices, with the support of one or more specialized consultants, in which the behavior of benefits for companies of similar size. (iii) how often and in which way the board of directors assesses the adequacy of the issuer's compensation policy The Board of Directors evaluates on an annual basis the suitability of the methodology, practices and procedures adopted for defining the individual compensation of directors.

13.2 - Total compensation of the board of directors, statutory board and Fiscal Council[4]

Total compensation forecast for the current year Dec 31, 2018 - Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	13.00	6.00	5.00	**24.00**
No. of members receiving compensation	13.00	6.00	5.00	**24.00**
Annual Fixed compensation				
Salary or pro-labore	7,110,000.00	20,466,620.88	1,705,551.74	**29,282,172.62**
Direct and indirect benefits	0.00	6,333,509.52	0.00	**6,333,509.52**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	1,422,000.00	4,996,056.08	341,110.35	**6,759,166.43**
Description of other fixed compensations	Payroll charges under Vale´s responsibility - INSS	Payroll charges under Vale´s responsibility - INSS	Payroll charges under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	30,911,721.49	0.00	**30,911,721.49**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in Meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	20,104,027.33	0.00	**20,104,027.33**
Description of other variable compensations		Payroll charges under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	68,907,261.27	0.00	**68,907,261.27**
Share-based, including options	0.00	18,818,128.41	0.00	**18,818,128.41**

[4] Consider the cash disbursements at each period and, therefore, differ from the criterion used in 13.1.a of this form.

Notes:	1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The "Total Number of members" field covers the full members (12 members) and the alternate members (1 member) of the Board of Directors. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of the aforementioned administrative body monthly, to which compensation will be attributed as recognized in the result for the year, established in Circular Letter CVM/SEP 02/18.	1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014, 2015 and 2016 cycles) as well as the amounts related to Matching (2015 cycle). 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of the aforementioned administrative body monthly, to which compensation will be attributed as recognized in the result for the year, established in Circular Letter CVM/SEP 02/18. 4. The "Bonus" field relates to the amount paid in the 2018 fiscal year regarding the	1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members (5 members) of the Fiscal Council. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18.

		targets for the 2017 fiscal year, in addition to hiring bonus that will be paid in the 2018 fiscal year. 5. The "Termination of Position" field covers severance payments made to Executive Officers who have left the company in 2016, 2017 and in early 2018.		
Total compensation	**8,532,000.00**	**170,537,324.98**	**2,046,662.09**	**181,115,987.07**

Compensation in the Fiscal year ending Dec 31, 2017 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	14.92	6.77	4.82	**26.51**
No. of members receiving compensation	14.92	6.77	4.82	**26.51**
Annual Fixed compensation				
Salary or pro-labore	5,870,112.79	22,874,587.57	1,630,344.40	**30,375,044.76**
Direct and indirect benefits	0.00	6,253,899.59	0.00	**6,253,899.59**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	864,422.60	4,975,383.00	326,068.97	**6,165,874.57**
Description of other fixed compensations	Payroll charges under Vale´s responsibility - INSS	Payroll charges under Vale´s responsibility - INSS	Payroll charges under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	25,827,307.21	0.00	**25,827,307.21**
Profit sharing	0.00	0.00	0.00	**0.00**

Participationin meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 20,630,480.53 0.00 20,630,480.53 Description of other variable compensations Payroll charges under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 64,406,344.10 0.00 64,406,344.10 Share-based, including options 0.00 16,410,713.06 0.00 16,410,713.06 Notes 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014 and 2015 cycles) as well as the amounts related to Matching (2014 cycle). 3. The amount entered in the "Bonus" field relates to the amount paid in the 2017 fiscal year regarding the targets for the 2016 fiscal 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Fiscal Council. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18. year, in addition to hiring bonus and the symbolic extraordinary bonus related to the migration to the Novo Mercado (see item 13.1.g) paid in the 2017 fiscal year. 4. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18. 5. The "Termination of Position" field covers severance payments made to Executive Officers who have left the company in 2016 and 2017. administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18. Total compensation 6,734,535.39 161,378,715.06 1,956,413.37 170,069,663.82

Compensation in the Fiscal year ending 31 December 2016 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	20.50	7.55	5.00	**33.05**
No. of members receiving compensation	19.75	7.55	5.00	**32.30**
Annual Fixed compensation				
Salary or pro-labore	4,899,124.00	24,093,174.00	1,594,955.00	**30,587,253.00**
Direct and indirect benefits	0.00	6,393,270.00	0.00	**6,393,270.00**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	378,587.00	4,945,845.00	168,505.00	**5,492,937.00**
Description of other fixed compensations	Payroll charges under Vale´s responsibility - INSS	Payroll charges under Vale´s responsibility - INSS	Payroll charges under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	2,870,936.00	0.00	**2,870,936.00**
Description of other variable compensations		Payroll charges under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	16,256,451.00	0.00	**16,256,451.00**
Share-based, including options	0.00	3,424,314.00	0.00	**3,424,314.00**
Notes:	1. The total number of members corresponds to the estimate of the annual average of the number of	1. The total number of members corresponds to the estimate of the annual average of the number of	1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body

	members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18.	members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program and 2014 cycles) as well as the amounts related to Matching (2013 cycle). 3. The amount entered in the "Bonus" field refers to the amount paid in 2016 related to the 2015 year targets. 4. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18.	verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Fiscal Council. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18.	
Total compensation	**5,277,711.00**	**57,983,990.00**	**1,763,460.00**	**6,502,516.00**

Compensation in the Fiscal year ending 31 December 2015 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	21.00	8.0	4.75	33.75
No. of members receiving compensation	19.00	8.0	4.75	31.75
Annual Fixed compensation				
Salary or pro-labore	4,115,016.26	22,278,939.57	1,250,589.68	27,644,545.51
Direct and indirect benefits	0.00	9,596,806.72	0.00	9,596,806.72
Participation in committees	0.00	0.00	0.00	0.00
Others	563,539.45	4,440,137.09	250,117.94	5,253,794.48
Description of other fixed compensations	Payroll charges under Vale´s responsibility - INSS	Payroll charges under Vale´s responsibility - INSS	Payroll charges under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	26,860,815.72	0.00	26,860,815.72
Profit sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	9,361,109.14	0.00	9,361,109.14
Description of other variable compensations	0.00	Payroll charges under Vale´s responsibility - INSS	0.00	
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	19,170,196.17	0.00	19,170,196.17
Share-based, including options	0.00	1,596,622.42	0.00	1,596,622.42
Notes:	1. The total number of members	1. The total number of members	1. The total number of members

	corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18.	corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program and 2013 cycles) as well as the amounts related to Matching (2013 cycle). 3. The amount entered in the "Bonus" field refers to the amount paid in 2015 related to the 2014 year targets. 4. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18.	corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Fiscal Council. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body calculated monthly, to which compensation was recognized in the result for the year, as established in Circular Letter CVM/SEP 02/18.	
Total compensation	**4,678,555.71**	**93,304,626.83**	**1,500,707.62**	**99,483,890.16**

13.3 - Variable compensation of the board of directors, statutory board of executive officers and Fiscal Council

Variable compensation forecast for the current fiscal year (2018)

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	13.00	6.00	5.00	**24.00**
No. of members receiving compensation(2)	0.00	6.00	0.00	**6.00**
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in Compensation Plan(4)	-	27,310,672.64	-	**27,310,672.64**
Amount Forecast in the compensation plan if the targets are met ("Target") (5) (6)	-	13,655,336.32	-	**13,655,336.32**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-

(1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2.
(2) Corresponds to the estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Circular Letter CVM/SEP 02/2018.
(3) Considering only the short term portion of the variable compensation. Does not consider hiring bonus.
(4) Value corresponding to 200% of the target established with reference in the market.
(5) Value corresponding to 100% of the target established with reference in the market.
(6) The aforementioned amount considers the expected value if the targets related to the reporting period of 2017 are reached.

Variable compensation - Fiscal Year ended on Dec 31, 2017

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	14.92	6.77	4.82	26.51
No. of members receiving compensation(2)	0.00	6.77	0.00	6.77
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in Compensation Plan(4)	-	46,541,844.41	-	46,541,844.41
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	-	23,270,922.20	-	23,270,922.20
Amount effectively recognized in income for the reporting period(6)	-	22,427,354.08	-	22,427,354.08
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2.
(2) Corresponds to the estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Circular Letter CVM/SEP 02/2018.
(3) Considering only the short term portion of the variable compensation. Does not consider hiring bonus, neither the symbolic extraordinary bonus related to the migration to the Novo Mercado.
(4) Value corresponding to 200% of the target established with reference in the market.
(5) Value corresponding to 100% of the target established with reference in the market.
(6) The amount reported in the "Bonus" field refers to the amount actually paid in the year 2017 related to the 2016 year targets.

Variable compensation-Fiscal Year ended on Dec 31, 2016 (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Circular Letter CVM/SEP 02/2018. (3) Value corresponding to 200% of the target established with reference in the market. (4) Value corresponding to 100% of the target established with reference in the market. (5) Due to the targets not being met, there was no bonus payment in 2016 related to the reporting period ended December 31, 2015. Item / Year Board of Directors Statutory Board Fiscal Council Total Total number of members (1) 20.50 7.55 5.00 33.05 No. of members receiving compensation(2) 0.00 7.55 0.00 7.55 Bonus Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in Compensation Plan(3) - 46,743,031.00 - 46,743,031.00 Amount Forecast in the compensation plan if the targets are reached ("Target") (4) - 23,371,515.00 - 23,371,515.00 Amount effectively recognized in income for the reporting period(5) - - - - Profit sharing Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan - - - - Amount Forecast in the compensation plan, if the targets are reached ("Target") - - - - Amount effectively recognized in the income for the reporting period - - - -

Variable compensation - Fiscal Year ended on Dec 31, 2015

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	21.00	8.00	4.75	33.75
No. of members receiving compensation (2)	0.00	8.00	0.00	8.00
Bonus				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in Compensation Plan(3)	-	46,576,742.04	-	46,576,742.04
Amount Forecast in the compensation plan if the targets are reached ("Target") (4)	-	23,288,371.02	-	23,288,371.02
Amount effectively recognized in income for the reporting period(5)	-	26,860,815.72	-	26,860,815.72
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2.
(2) Corresponds to the estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Circular Letter CVM/SEP 02/2018.
(3) Value corresponding to 200% of the target established with reference in the market.
(4) Value corresponding to 100% of the target established with reference in the market.
(5) The amount reported in the "Bonus" field refers to the amount actually paid in the year 2015 related to the 2014 year targets.

13.4 – Share-based compensation plan of the board of directors and statutory board

The Company has two share-based compensation plans for the Statutory Board of Executive Officers, which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company, rather only the payment of bonuses, referenced in the market quotation of the Company's shares.

a. General Terms and Conditions

Long-Term Incentive Program ("ILP") (until 2013) and the Phantom Stock Plan ("PAV") (as of 2014)

The ILP is a long-term incentive, created in 2007, based on the expected performance for the Company. The amount to be paid to the Statutory Board under the ILP was defined as a percentage of the short-term variable portion (bonus) of 125% for the Chief Executive Officer and 75% for the other executive officers of the amount effectively paid on this basis. This amount was transformed, as a reference, into a number of common shares issued by Vale (virtual/phantom shares), considered the average quotation of the Company's common shares of the last 60 trading sessions of the previous year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5th position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above were applied to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the Statutory Board, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the program allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Directors (Board of Executive Officers)". Matching It is a long-term incentive, created in 2008, based on the expected performance for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the same time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. To be eligible to Matching, the executive may allocate 30.0% or 50.0% of his/her short-term variable portion (Bonus) to buy class A preferred shares issued by Vale through an institution financial condition previously defined, under market conditions and without any benefit offered by Vale, on the days established in the plan. Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three-year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company pays the executive a net amount, as an award, referenced at market value of the Company's shares held by the executive within the scope of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. Until 2013 (including), the percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. Starting in 2014, the calculation base of the Matching program became the fixed compensation received by the Statutory Board of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus is not sufficient for the investment in the program. In such years, the executive may purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the current program is voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program becomes mandatory only when there is sufficient net bonus for the investment. It is important to note that in 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. b. Main Objectives of the Plan The main objectives of the above-mentioned share-based compensation plans are to retain key executives, keep them engaged and encourage "ownership", committing them to medium-and long-term results. c. How the plan contributes to these objectives The aforementioned share-based compensation plans align the interests of the stockholders and the Statutory Directors insofar as they ensure that there are only gains to the executives and the Company. d. How the plan fits into the issuer's compensation policy The aforementioned share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and take into account the movements of the national and international market. e. How the plan aligns the interests of managers and issuer in the short, medium and long term The design of the aforementioned share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year period (for ILP and Matching) or four-year period (for the PAV) in the case of the ILP or the PAV, which replaced it as of the cycle initiated in 2014, the Company's relative performance compared to a group of companies with characteristics similar to Vale in the same period, being such group equivalent to 20 companies, in case of the ILP, and 11 companies in the PAV, currently in effect for cycles starting from 2014. Thus, the plans align the interests of the managers and the interests of the Company in the medium and long term. For information on changes to these plans, see item (a) above. f. Maximum number of shares covered Not applicable. There is no grant of stock options under the ILP or PAV programs (which replaced ILP) as well as in Matching. The number of virtual common shares granted as a reference under the ILP varied according to the short-term variable compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. In case of the PAV, which replaced the ILP, the number of virtual common shares granted as a reference under the plan varies according to the basic compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. Under the Matching Plan, up to and including 2013, the executive had the option to allocate 30% or 50% of its bonus to buy the Company's class A preferred shares and become eligible for the plan, based on the evaluation of its performance and potential. Starting in 2014, the calculation base of the Matching program became the fixed compensation received by the Statutory Board of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus is not sufficient for the investment in the program. In such years, the executive may purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the current program is voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program becomes mandatory only when there is sufficient net bonus for the investment. It is important to note that in 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. g. Maximum number of options to be granted Not applicable. There is no granting of stock options under the aforementioned share-based compensation plans. h. Conditions for acquisition of shares Not applicable. The aforementioned share-based compensation plans do not grant executives options to acquire Company shares. Once assessed, the amount due to the executives under said plans is paid in cash. i. Criteria for setting the acquisition price or fiscal year Not applicable. As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise. In the ILP, which was replaced by the PAV, the amount due to the executives was calculated by valuing a certain number of Vale's virtual shares in the three-year period, considering the average quotation of Vale's common shares for the last 60 trading sessions before the granting of the incentive and the average quotation of Vale's common shares for the last 60 trading sessions of the third year. This amount is then multiplied by a performance factor of the Company in relation to a peer group of 20 global companies with characteristics similar to Vale’s. In view of the Company's position in relation to this group of global companies, the ILP may have its value increased by up to 50% or may even be zero. According to PAV, applicable as of 2014, the calculation base is the basic compensation received by the Statutory Board, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the program allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Directors (Board of Executive Officers)".

In Matching, the net amount to be paid to executives, as an incentive, is calculated based on the number of shares issued by the Company, acquired by executives to become eligible for the Plan. j. Criteria for setting the fiscal year Not applicable. As mentioned above, the aforementioned share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for exercise. However, these plans provide that the incentive payment will be made after a three-year grace period (for ILP and Matching) or four years (for the PAV, which replaced the ILP as of 2014). In the case of PAV, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Directors (Board of Executive Officers)". k. Settlement Form The above-mentioned share-based compensation plans contemplate the payment of cash bonuses. l. Restrictions on the transfer of shares In the Matching Plan, if the participant transfers, within a period of three years, any of the Company's shares linked to the Plan, the executive loses the right to the premium. Also, within the scope of the Plan, operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, considering that Matching has as one of its purposes the exposure and alignment of the Company's listed shares during the Plan period. The transactions described above (involving derivatives and share leases) related to any share of Vale that the executive holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan. Not applicable to the ILP or PAV Plan (which replaced the ILP), since the participants in the Plan are not required to maintain a shareholding position in the Company, nor do they receive shares under the Plan. m. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan In the Matching Plan, any transfer by the participant of the shares issued by Vale linked to the plan before the three-year grace period or his withdrawal from the Company, generate the extinction of any rights to which he would be entitled under the Plan. In the ILP or PAV Plan (which replaced the ILP), the withdrawal of the Company executive generates the extinction of any rights to which he would be entitled under the Plan. n. Effects of the departure of the officer from the issuer's bodies on his rights under the share-based compensation plan As it is a retention mechanism, in case of withdrawal on his own initiative, the participant loses the right to share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he/she had already become entitled at the time of termination of the contract.

13.5 - Share-based compensation of the board of directors and statutory board of executive officers Long-Term Incentive Plan (ILP), the Phantom Stock Plan (PAV) (which replaced ILP) and Matching, described in detail in item 13.4, do not contemplate the granting of stock options, since they are based on the Company's stock prices, to define the amount in cash to be paid as an incentive to executive officers. Therefore, most information is not applicable, for example, information related to the weighted average price of the reporting period (a) of the options outstanding at the beginning of each reporting period, (b) the options lost during each reporting period, (c) the options exercised during each reporting period, (d) the options expired during each fiscal year and the potential dilution in case of exercise of all the options granted are not applicable to the Company. Considering the above, the incentive information, including amounts paid in each period, is disclosed in the tables below for reference purposes. Share-based compensation forecast for the current fiscal year (2018) (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the number of directors and officers, as applicable, who were assigned share-based compensation recognized in the issuer's income for the year, as set forth in the Circular Letter CVM/SEP 02/2018 Board of Directors Statutory Board Total Total Number of members(1) 13.00 6.00 19.00 Number of Members Receiving Compensation (2) 0.00 6.00 6.00 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

Share-based compensation - Fiscal Year ended Dec 31, 2017 (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the number of directors and officers, as applicable, who were assigned share-based compensation recognized in the issuer's income for the year, as set forth in the Circular Letter CVM/SEP 02/2018. Share-based compensation - Fiscal Year ended Dec 31, 2016 (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the number of directors and officers, as applicable, who were assigned share-based compensation recognized in the issuer's income for the year, as set forth in the Circular Letter CVM/SEP 02/2018. Board of Directors Statutory Board Total Total Number of members(1) 20.50 7.55 28.05 Number of Members Receiving Compensation (2) 0.00 7.55 7.55 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a Board of Directors Statutory Board Total Total Number of members(1) 14.92 6.77 21.69 Number of Members Receiving Compensation (2) 0.00 6.77 6.77 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

Share-based compensation - Fiscal Year ended Dec 31, 2015 (1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2. (2) Corresponds to the number of directors and officers, as applicable, who were assigned share-based compensation recognized in the issuer's income for the year, as set forth in the Circular Letter CVM/SEP 02/2018. Remuneration based on shares expected for the current fiscal year (2018) (1) In January 2014, 2015 and 2016 the cycles of PAV began and in March 2015 the Matching cycle began. (2) On December 31, 2017 the 3rd, 2nd and 1st windows of anticipation of the cycles of PAV initiated were closed, respectively, in 2014, 2015 and 2016, and in March 2018 the cycle of Matching initiated in 2015 ended. Board of Directors Statutory Board Total Stock options (Concession of the Incentive) Date of concession (Date of concession of the incentive) - January 2014, 2015 and 2016 and March 2015 (1) - Number of options granted n/a n/a n/a Term for the options become exercisable (Deadline for receipt of the incentive) - December2017 and March 2018 (2) - Maximum term for exercise of the options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each concession (Amount of the Incentive Paid) - 18,818,128.41 18,818,128.41 Board of Directors Statutory Board Total Total Number of members(1) 21.00 8.00 29.00 Number of Members Receiving Compensation (2) 0.00 8.00 8.00 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

Remuneration based on shares - fiscal year ended on 12/31/2017 (1) In January 2014 and 2015 the cycles of PAV began and in March 2014 the Matching cycle began. (2) On December 31, 2016 the 2nd and 1st windows of anticipation of the cycles of VAP initiated were closed, respectively, in 2014 and 2015, and in March 2017 the cycle of Matching initiated in 2014 ended. Remuneration based on shares - fiscal year ended on 12/31/2016 (1) In January 2014 the cycles of PAV began and March 2013 the Matching cycle began. (2) On December 31, 2015 the 1st window of anticipation of the PAV cycle initiated in 2014 were closed, and in March 2016 the cycle of Matching initiated in 2013 ended. Boardof Directors Statutory Board Total Stock options (Concession of the Incentive) Date of concession (Date of concession of the incentive) - January 2014 and March 2013 (1) - Number of options assigned n/a n/a n/a Term for the options become exercisable (Deadline for receipt of the incentive) - December 2015 and March 2016 (2) - Maximum term for exercise of the options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each concession (Amount of the Incentive Paid) - 3,424,314.00 3,424,314.00 Board of Directors Statutory Board Total Stock options (Concession of the Incentive) Date of concession (Date of concession of the incentive) - January 2014 and 2015 and March 2014 (1) - Number of options granted n/a n/a n/a Term for the options become exercisable (Deadline for receipt of the incentive) - December2016 and March 2017 (2) - Maximum term for exercise of the options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each concession (Amount of the Incentive Paid) - 16,410,713.06 16,410,713.06

Remuneration based on shares - Fiscal year ended on 12/31/2015 (1) In January 2012 the ILP cycle began and March 2012 the Matching cycle began. (2) On December 31, 2014 the ILP cycle ended and in March 2015 the Matching cycle ended. 13.6 - Information on the outstanding options held by the board of directors and statutory board of executive officers Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options, and since they are based on the quotations of the shares or the remuneration received by the Company's managers to define the amount in cash to be paid as an incentive to executive officers. For more information, see items 13.4 and 13.5 of this Reference Form. 13.7 - Options exercised and shares delivered related to share-based compensation of the board of directors and board of executive officers Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options, since they are based on the quotations of the shares or the remuneration received by the Company's managers to define the amount in cash to be paid as an incentive to executive officers, and shares issued by the Company in treasury are not delivered to executives. For more information, see items 13.4 to 13.6 of this Reference Form. 13.8 - Information necessary to understand the data disclosed in items 13.5 to 13.7 - Stock price and option pricing methods Not applicable. See items 13.4 to 13.7 of this Reference Form. 13.9 - Participation in shares, stocks and other convertible securities held by administrators and Fiscal Council members - by department a. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company, by members of the board of directors, executive officers or Fiscal Council, grouped by department at the date of closing of the last fiscal year: Shares issued by VALE S.A. Shareholders On 12/31/2017 ON Board of Directors Executive Office Fiscal Council 27,238 608,285 (*) 3,502 Boardof Directors Statutory Board Total Stock options (Concession of the Incentive) Date of concession (Date of concession of the incentive) - January and March 2012 (1) - Number of options granted n/a n/a n/a Term for the options become exercisable (Deadline for receipt of the incentive) - December 2014 and March 2015 (2) - Maximum term for exercise of the options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each concession (Amount of the Incentive Paid) - 1,596,622.42 1,596,622.42

(*) Includes 78,658 VALE shares in the form of American Depositary Receipts (ADRs), on the New York Stock Exchange. b. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the direct and indirect controllers of the Company, by members of the board of directors, executive officers or Fiscal Council, grouped by body, on the closing date of the last fiscal year: Shares issued by BNDES Participações S.A. Shares issued by LITEL PARTICIPAÇÕES S.A. Shares issued by BRADESPAR S.A. Shares issued by MITSUI & CO., LTD c. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, by members of the board of directors management, statutory board or Fiscal Council, grouped by body, at the closing date of the last fiscal year: Sharedolders On Dec 31, 2017 ON PN Board of Directors 6,033 0 Executive Office 0 0 Fiscal Council 0 0 Total 6,033 0 Shareholders On Dec 31, 2017 ON PN Board of Directors 300 152,971 Executive Office 0 0 Fiscal Council 0 0 Total 300 152,971 Shareholders On Dec 31, 2017 ON PN Board of Directors 0 0 Executive Office 0 0 Fiscal Council 0 0 Total 0 0 Shareholders On Dec 31, 2017 ON PN Board of Directors 0 0 Executive Office 0 0 Fiscal Council 0 0 Total 0 0 Total 560,367

Shares issued by MRS LOGÍSTICA S.A. Shares issued by PT VALE INDONESIA TBK 13.10 - Information on pension plans granted to members of the board of directors and executive officers According to a contractual clause, the Company pays the part of the employer and the executive, up to 9% of the fixed remuneration, into Valia - Fundação Vale do Rio Doce de Seguridade Social, or in another supplementary pension plan at the executive officer’s choice. In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions. Valia – Fundação Vale do Rio Doce de Seguridade Social Board of Directors Statutory Board Total Number of members (1) - 9 members - Name of the Plan Benefit Plan Vale Mais Number of administrators who qualify for retirement - 6, of whom (i) 2 per Normal Retirement Income; (ii) 4 for Early Retirement Income; and (iii) and 1 per Deferred Benefit Income by Termination(4) - Shareholders On 12/31/2017 ON PN Board of Directors 0 0 Executive Office 0 0 Fiscal Council 0 0 Total 0 0 Shareholders On 12/31/2017 ON PN Board of Directors 0 0 Executive Office 0 0 Fiscal Council 0 0 Total 0 0

(1) Corresponds to the number of directors and officers, as applicable, linked to the pension plan, as provided for in Circular Letter CVM / SEP 01/2014. (2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2017. (3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal year of 2017. (4) One of the directors is entitled to two (2) benefits, being one (1) Normal Retirement Income and one (1) Income from Benefit Deferred due to Termination. Board of Directors Statutory Board Total Conditions for early retirement - be at least 45 years of age; to have at least 5 years of uninterrupted enrollment with VALIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); have terminated the employment contract with the sponsor or have lost the status of manager. - Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators - R$ 18,244,949.09 (2) - Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators - R$ 1,779,387.74 (3) - Possibility of early redemption and conditions - The active participant who, on the date of termination ofhisemployment contractwiththe sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored payer or co-participant, or opt for the portability and is not using the benefit of the Vale Mais Plan shall be eligible to receive the Redemption. The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account. -

 Board of Directors Statutory Board Total Number of members (1) - 1 member - Name of the Plan Benefit Plan Valiaprev Number of administrators who qualify for retirement - 1 per Normal Retirement Income - Conditions for early retirement - be at least 45 years of age; have at least 5 years of uninterrupted contribution to VALIA, counted from the initial date of the last enrollment of the participant in the Valiaprev Plan; have terminated the employment contract with the sponsor or have lost the status of manager. - Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators - R$ 1,961,774.59 (2) - Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators - R$ 138,657.68 (3) - Possibility of early redemption and conditions - The active participant who, on the date of termination of his employment contract with the sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored payer or co-participant, or opt for the portability and is not using the benefit of the Valiaprev Plan shall be eligible to receive the Redemption. The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais -

(1) Corresponds to the number of directors and officers, as applicable, linked to the pension plan, as provided for in Circular Letter CVM / SEP 01/2014. (2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2017. (3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal year of 2017. 13.11 - Maximum, minimum and average individual remuneration of the board of directors, statutory board and Fiscal Council Justification for not completing the table: Item not disclosed due to a court decision, that is, the decision rendered in ordinary action No. 0002888-21.2010.4.02.5101, in progress before the 5th Federal Court of Rio de Janeiro, which made definitive the preliminary decision previously granted to IBEF / RJ (to which Vale and related Vale executives are associated), requiring the CVM to refrain: (a) from implementing the requirement contained in sub-item 13.11 of annex 24 of CVM Instruction 480; and (b) to apply any penalty related to the noncompliance of said requirement with IBEF members. The CVM filed an appeal against the judgment. On February 6, 2014, the case was referred to the Federal Regional Court of the 2nd Region for judgment of the appeal, which has no suspensive effect. Therefore, at least until the CVM's appeal is judged, the judgment continues to produce the aforementioned effects. It should be highlighted that, as part of the process of evolution related to governance, transparency and adherence to the changes to Novo Mercado requirements (including requirements related to management compensation), the Board of Directors determined that the Risk and Compliance Committee continues with the work plan and deepens the analysis, with the support of external consultants, of the impact on stakeholders of the full adoption by the Company of the Novo Mercado requirements. The outcome of this analysis will serve as a basis for a plan to be presented to the Board of Directors. 13.12 - Mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement The agreements with the Company's Statutory Directors contain indemnification clauses for cases of termination, non-renewal of the contract and retirement, provided that these events occur at the Company's initiative, in the following amounts: (i) compensatory indemnity for all and any amount due, corresponding to 6 times the value of the last monthly fixed remuneration paid to the Executive Directors and 12 times to the Chief Executive Officer, in addition to the payment of compensation corresponding to 2 times the annual fixed remuneration, to be paid in 8 equal quarterly installments, which is subject to a period of unavailability of 24 months. We do not sign with the members of the Board of Directors and members of the Fiscal Council any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office. For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form of the Company. Board of Directors Statutory Board Total Plan, up to a maximum of 80% of that Account.

13.13 - Percentage in the total compensation held by administrators and members of the Fiscal Council who are parties related to the controllers.

Entity	2017	2016	2015
Board of Directors	51.82%	81.65%	72.00%
Statutory Board	0.00%	0.00%	0.00%
Fiscal Council	0.00%	0.00%	0.00%

13.14 - Compensation of administrators and members of the Fiscal Council, grouped by body, received for any reason other than the position they hold

In the last three fiscal years, no compensation was paid to members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council for any reason other than the position they hold.

13.15 - Remuneration of directors and members of the Fiscal Council recognized in the results of direct or indirect controllers of companies under common control and of the issuer's subsidiaries

Fiscal Year 2017 - compensation received due to the exercise of position in the Company				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Direct and Indirect Controllers	0	0	0	0
Company's Subsidiaries	0	Total: R$ 5,558,738.78 Annual Remuneration: R$ 4,842,509.20 Direct and indirect benefits: R$ 716,229.58	0	R$ 5,558,738.78
Companies under Common Control	0	0	0	0

Fiscal Year 2016 - compensation received due to the exercise of position in the Company				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Direct and Indirect Controllers	0	0	0	0
Company's Subsidiaries	0	Total: R$ 2,160,397.00 Annual Remuneration: R$ 1,584,599.00 Direct and indirect benefits: R$ 575,798.00	0	R$ 2,160,397.00
Companies under Common Control	0	0	0	0

13.16 - Other relevant information Proposal of Overall Remuneration 2018 The proposal for the management's overall compensation for the fiscal year 2018 to be submitted to the Annual Shareholders Meeting in order to establish as an overall amount of up to R$ 184,571,987.07 (one hundred and eighty-four million, five hundred and seventy-one thousand, nine hundred and eighty-seven reais and seven cents), to be distributed by the Board of Directors, observing the provisions of the legislation in force and Vale's Bylaws. It should be noted that the proposed amount considers the responsibilities of the managers, the time dedicated to their functions, the competence, the professional reputation and the value of their services in the market. It is important to note that the overall compensation proposal, shown above, considers the remuneration of the members of the advisory committees and related positions, which is not shown in item 13.2 above. The proposal also provides that the monthly compensation for each incumbent member of the Fiscal Council, from May 1st, 2018 until the Annual General Meeting to be held in 2019, corresponds to 10% (ten percent) of the compensation that, on average, is allocated to each Executive Officer, not counting the benefits, representation payments and profit sharing. In addition to the compensation set forth above, the members in office of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be remunerated in the cases in which they exercise their title due to vacancy, impediment or absence of the respective titular member. The above-mentioned amount comprises: (I) the proposal for the remuneration of the members of the Board of Directors, Statutory Board of Executive Officers and members of the Fiscal Council of up to R$ 181,115,987.07 (one hundred and eighty-one million, one hundred and fifteen thousand, nine hundred and eighty-seven reais and seven cents), which is comprised of (a) R$ 8,815,551.74 (eight million, eight hundred fifteen thousand, five hundred and fifty-one reais and seventy-four cents) corresponding to the fixed compensation of the members of the Board of Directors and of the members of the Fiscal Council, pursuant to art. 163 of Law 6,404/76, which represents the net value of the Payroll chargesunder Vale's responsibility; (b) R$ 70,196,470.78 (seventy million, one hundred and ninety-six thousand, four hundred and seventy reais and seventy-eight cents), related to the fixed and variable compensation of the Executive Officers, which takes into account an Executive Board composed of six Executive Officers, net of the Payroll charges under Vale's responsibility and excluding the direct and Fiscal Year 2015 – compensation received due to position in the Company Board of Directors Statutory Board Fiscal Council Total Directand Indirect Controllers 0 0 0 0 Company’s Subsidiaries 0 Total: R$ 4,830,798.06 Annual remuneration: R$ 4,453,137.18 Direct and indirect benefits: R$ 377,660.88 0 R$ 4.830.798,06 Companies Under Common Control 0 0 0 0

indirect benefits and the amount related to termination of position. The individual fixed remuneration is compatible with the amounts paid to executives of companies of the same size, while the variable remuneration, corresponding to the bonus and the long-term incentive, has its payment linked to the fulfillment of pre-established goals, based on the performance of the Company. Therefore, the payment of the variable compensation is equivalent to the partial or total fulfillment of the pre-established targets, and may not even be due, in case the above targets have not been met; (c) up to R$ 102,103,964.55 (one hundred and two million, one hundred and three thousand, nine hundred and sixty-four reais and fifty-five cents) corresponding to Vale's payroll taxes and charges under its responsibility, and also benefits of any nature and the severance payments to Executive Officers who have left the company in recent years (two in 2016, four in 2017 and one in early 2018), and (II) the compensation proposal for the members of the Advisory Committees and related charges of up to R$ 3,456,000.00 (three million, four hundred and fifty-six thousand reais). The following is additional information regarding the Company's proposal for overall compensation to be approved in the Annual Shareholders’ Meeting, as provided above: a) Period referred to in this proposal for remuneration: The Management's proposal refers to the period from January 1 to December 31, 2018, that is, the current fiscal year. b) Comments on any differences between the values of the current proposal and the previous proposal and those included in item 13 of the Vale Reference Form: The amount of the overall compensation of the members of the Board of Directors, the Executive Board, as well as the members of the Advisory Committees for the fiscal year ended in 2018, corresponds to R$ 184,571,987.07 (one hundred and eighty-four million, five hundred and seventy-one thousand, nine hundred and eighty-seven reais and seven cents). This amount is 14.55% higher than the amount proposed for the 2017 fiscal year of R$ 161,134,088.00 (one hundred sixty-one million, one hundred and thirty-four thousand, eighty-eight reais), mainly due to the payment of severance amounts to be made during the year 2018, because of the renewal of the Board of Executive Officers. Clarification The 2018 total amount to be approved at the Annual Shareholders' Meeting mentioned above is higher than the amounts included in item 13.2 of this Reference Form, since it also includes, in addition to the remuneration to be attributed to the members of the Board of Directors, the Fiscal Council and the Board of Executive Officers, the remuneration of the members of the Advisory Committees, while the amounts included in item 13.2 of the Reference Form include only the remuneration of the members of the Board of Directors, the Fiscal Council and the Board of Executive Officers. Proposal of ratification of Overall Remuneration 2017 The information related to the ratification of the overall remuneration of the Company in 2017 to be submitted to the shareholders at the Annual Shareholders’ Meeting are below: The Annual and Extraordinary Shareholders' Meetings (AGO/E) of April 20, 2017 approved the amount of up to R$ 161,134,088.00 (one hundred and sixty-one million, one hundred and thirty-four thousand and eighty-eight reais), which comprised the compensation to be distributed to the members of the Board of Directors, Fiscal Council, Board of Executive Officers, and members of the Advisory Committees. Vale clarifies that, in relation to the fiscal year of 2017, the amount related to the compensation of the members of the Board of Directors, the Fiscal Council, the Board of Executive Officers, as well as the members of the Advisory Committees corresponding to R$ 170,848,512.08 (one hundred and seventy million, eight hundred forty-eight thousand, five hundred and twelve reais and eight cents) was effectively realized. The difference between the initially proposed amount and the amount actually realized was mainly due to the payment of unplanned severance amounts by reason of the renewal of the Board of Executive Officers, which took place during 2017. Accordingly, this overall annual amount for the year 2017 will be submitted to ratification at the AGO/E of April 13th, 2018.

Exhibit VI

Report on the amendments proposed to the By-Laws of Vale S.A.

Below is a report, in the form of a table, detailing the origin and justification of the proposals to amend the Company's By-Laws and analyzing any legal and economic effects.

Current wording in the By-Laws	Proposed wording for the By-Laws	Justification
Article 1 – (...) **§ 1 –** With Vale's admission to the special listing segment called the "*Novo Mercado*" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 *Novo Mercado* ("*Novo Mercado* Listing Rules"). **§ 2 –** Vale, its administrators and shareholders shall respect the provision in the Listing Rules for Issuers and Admission to Securities Trading, including the rules regarding the removal and exclusion from trading of securities admitting to trading on the Organized Markets managed by B3. **§ 3 –** The provisions of the *Novo Mercado* Listing Rules shall prevail over provisions in these By-Laws, in the events of damages to the rights of the recipients of the tender offers set forth in	**Article 1 –** (...) ~~§ 1~~ **Sole Paragraph** – With Vale's ~~admission~~entrance to the special listing segment called the "Novo Mercado" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado ("Novo Mercado Listing Rules"). ~~§ 2 – Vale, its administrators and shareholders shall respect the provision in the Listing Rules for Issuers and Admission to Securities Trading, including the rules regarding the removal and exclusion from trading of securities admitting to trading on the Organized Markets managed by B3.~~ ~~§ 3 – The provisions of the *Novo Mercado* Listing Rules shall prevail over provisions in these By-~~	Adapt the By-Laws to the Novo Mercado Listing Rules, which went into effect on January 2, 2018 ("Novo Mercado Listing Rules"). *Legal and Economic Effects*. Makes clear in the By-Laws that the controlling shareholders are required to comply with the Novo Mercado Listing Rules.

the provision of the By-Laws that the up. Current wording in the By-Laws Proposed wording for the By-Laws Justification these By-Laws. Laws, in the events of damages to the rights of the recipients of the tender offers set forth in these By-Laws. Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. (...) § 4 - The preferred special-class shares will have the same political rights as the common Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. (...) § 4 - The special-class preferred shares will have the same political rights as the common This is a wording adjustment, to make clear that the capital stock of the Company is fully subscribed and paid-up, under the Novo Mercado Listing Rules. Legal and Economic Effects. None, since it is to make it more clear in capital is fully subscribed and paid-Wording adjustment.

which shall only be ensured to the special-class § 5 of Article 11 below, and in Article 141 of Law are also ensured the right to elect and dismiss in addition to being able to rescind referred to in this clause, can also forth in article 172 of Law No. the Board of Directors to reduce the Current wording in the By-Laws Proposed wording for the By-Laws Justification shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 11 below, and 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate. (...) shares, except with respect to voting for the election of members of the Board of Directors, preferred shares in the events set forth in § 4 and No. 6,404/76. The special-class preferred shares one member of the Fiscal Council, and its respective alternate. (...) Legal and Economic Effects. None. Article 6 - (...) § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded. (...) Article 6 - (...) § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced. (...) Amendment with the purpose of clarifying that the Board of Directors, the preemptive right in issuances reduce its exercise period, as set 6,404/1976. Legal and Economic Effects. Allow exercise period of the preemptive right. Article 10 - (...) Article 10 – (...) Adapt the By-Laws to the Novo

Current wording in the By-Laws	Proposed wording for the By-Laws	Justification
§1 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of members of the Board of Directors and the Executive Board is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the *Novo Mercado* Listing Rules, as well as in compliance with the applicable legal requirements. **(...)** **§5 -** The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in **Section II - Committees hereinafter.**	**§1 -** The investiture of the members of the Board of Directors and ~~the~~ Executive Board shall ~~take office by means of signing~~be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 50, in the Minute Book of the Board of Directors or ~~the~~ Executive Board, as ~~the case may be, provided that the investiture of members of the Board of Directors and the Executive Board is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the *Novo Mercado* Listing Rules~~applicable, as well as in compliance with the applicable legal requirements. **(...)** **§5 -** The Board of Directors shall be supported by ~~technical and consultant~~advisory bodies, denominated Committees, regulated as set forth in **Section II -** Committees hereinafter.	Mercado Listing Rules. *Legal and Economic Effects*. The investiture of members of the Board of Directors and the Executive Board is conditional on subjection to the arbitration clause. This is an improvement of the wording to update it to the best practices of corporate governance. *Legal and Economic Effects*. None.
Article 11 - (...) **§3 -** Of the members of the Board of	**Article 11 – (...)** **§3 -** ~~Of~~Observing the provisions in **Article 51**	Adapt the By-Laws to the Novo

Current wording in the By-Laws Proposed wording for the By-Laws Justification Directors, at least 20% (twenty percent) shall be Independent Directors (as defined in the Novo Mercado Listing Rules), and expressly designated as such in the Minutes of the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded as set forth in the Novo Mercado Listing Rules. (...) below, of the members of the Board of Directors, at least two (2) or 20% (twenty percent)), whichever is greater, shall be Independent Directors independent directors (as defined in the Novo Mercado Listing Rules), and expressly designated the classification of the nominated members to the Board of the Directors as such in the Minutes ofindependent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent., in the event there is a controlling shareholder, when applicable. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to the next highest whole number, as set forth in the Novo Mercado Listing Rules. (...) Mercado Listing Rules. Legal and Economic Effects. Ensure the participation of two (2) or 20% (twenty percent) of independent members on the Company’s Board of Directors, whichever is greater, observing the term set forth in the Novo Mercado Listing Rules. Article 12 - (...) Sole Paragraph - The meetings of the Board of DirectorsshallbeheldattheCompany’s Article 12 – (...) The meetings of the Board of Directors shall be held at the Company’s headquarters or at offices Amendment to make clear that the meetings of the Board of Directors express the responsibility of the Company’s General Meetings, as set No. 6,404/1976, and in Article 8 of Current wording in the By-Laws Proposed wording for the By-Laws Justification headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote. of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote. may be held, alternatively, at offices of the Company, in order to confer more flexibility and agility for the body’s functioning. Legal and Economic Effects. Give flexibility for holding meetings of the Board of Directors. Article 14 - (...) VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board; (...) XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; Article 14 – (...) VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board, as well as acting as guardian for execution of the approved strategy; (...) XV. calling Shar eholder s’ G eneral Meet ing s and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission Amendment aimed at improving the Company’s governance. Legal and Economic Effects. Governance Improvement. Improvement of wording to make Board of Directors for calling the forth in article 142, item IV of Law express that the Board of Directors of work of the Company’s external Company’s governance. Company’sgovernance, making in ensuring implementation of the Current wording in the By-Laws Proposed wording for the By-Laws Justification (...) XVII. selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of § 1 of Article 33; (...) XXI. approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information; (...) to the Ordinary General Meeting; (...) XVII. selecting and, removing and setting the scope of work for external auditors of the company, in each case based on the Fiscal Council’s recommendation, in accordance with section (ii) of § 1 of Article 33 and observing applicable legislation; (...) XXI. approving alterations inacting as guardian of the model and practices of corporate governance rules, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information; (...) the By-Laws. Legal and Economic Effects. None Improvement of wording to make is responsible for setting the scope auditors, in order to improve the Legal and Economic Effects. None. Amendment aiming to improve the express the Board of Director’s role model and practices of governance adopted by the Company. LegalandEconomicEffects. Governance Improvement

Legal and Economic Effects. None. withtheNovoMercadoListing opportunity of the tender offer with respect to the repercussions of the tender offer on the disclosed by the offeror in relation to the offer available in the market; (d) other matters that Current wording in the By-Laws Proposed wording for the By-Laws Justification XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; XXXIV. expressing its views in favor of or against any tender offer to purchase the company’s shares by means of a substantiated opinion disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shareholders and the liquidity of the securities owned by them; (b) the repercussions of the tender offer on the company’s interests; (c) the strategic plans disclosed by the offeror in relation to the company; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM); and XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and XXXIV. expressing its views in favor of or againstpreparing and disclosing a substantiated opinion on any tender offer to purchase the company’s shares by means of a substantiated opinion, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and interest of Vale and all of Vale’s shareholders and the, including with respect to the price and liquidity of the securities owned by them; (b) the company’s inter est s; (c) the strategic plans company; (c) alternatives to accepting the tender the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários— CVM); and). The opinion referred to above must Wording adjustment. Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply Rules.

Mercado Listing Rules. is a mere wording adjustment. Current wording in the By-Laws Proposed wording for the By-Laws Justification XXXV. define a list of three companies specialized in economic appraisal of companies for preparation of the appraisal report of Vale’s shares in the cases of an OPA (as defined below) for cancellation of registration as a publicly held company, to exit the Novo Mercado or an OPA set forth in Article 45 of these By-Laws. §1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, consulting and audit bodies of those companies and organizations in which the company participates, directly or indirectly. (...) include a substantiated opinion in favor of or against acceptance of the tender offer for share pur chase, advising t hat it is each shar eholder ’s responsibility to make a final decision about such acceptance. XXXV. define a list of three companies specialized in economic appraisal of companies f or prepar ation of t he appr aisal r eport of Vale’s shares in the cases of an OPA (as defined below) for cancellation of registration as a publicly held company, to exit the Novo Mercado or an OPA set forth in Article 45 of these By-Laws. §1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, consulting advisory and audit bodies of those companies and organizations in which the company participates, directly or indirectly. (...) Adapt the By-Laws to the Novo Legal and Economic Effects. Comply with the Novo Mercado Listing Rules. Wording improvement. Legal and Economic Effects. None, it

Current wording in the By-Laws Proposed wording for the By-Laws Justification §3 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates. §3 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates. The matter addressed in this provision was moved to Chapter XI of the By-Laws. Legal and Economic Effects. None. Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Personnel Committee, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee. §1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the head paragraph of this Article. §2 - The members of the committees shall be remunerated as established by the Board of Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Personnel Committee, Governance, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee. §1º-The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than beyond those set forth for the permanent committees as set forth in the head paragraph of this Article. §2 - The members of the committees shall be remunerated as established by the Board of Amendment aiming to improve the Company’s governance, as well as to reflect the new name of the Governance, Compliance and Risk Committee. Legal and Economic Effects. None. Wording improvement. Legal and Economic Effects. None. Wording adjustment, aiming to

Current wording in the By-Laws	Proposed wording for the By-Laws	Justification
Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.	Directors, ~~and those members who are administrators~~observing the provisions of ~~the company shall not be entitled to additional remuneration for participating on the committees~~**Article 10, §4** above.	confer greater flexibility to the Board of Directors in setting remuneration of the members of the Advisory Committees, provided that the annual overall remuneration approved in the Shareholders' Meeting is respected. *Legal and Economic Effects.* Give more autonomy to the Board of Directors for setting the remuneration of members of the Committees, taking into consideration their responsibilities, time dedicated to the role and the professional profile of their members.
Article 30 - (...) **Sole Paragraph** – The investiture of the members of the Fiscal Council shall be conditional on the prior subscription to the Term of Consent of Members of the Fiscal Council as set forth in the *Novo Mercado* Listing Rules, as well as to meeting the applicable legal requirements.	**Article 30 - (...)** **Sole Paragraph –** The investiture of the members of the Fiscal Council shall be conditional on the prior ~~subscription~~signature of a term of investiture, which shall include their subjection to the ~~Term of Consent of Members of the Fiscal Council as set forth~~ arbitration clause referred to in ~~the *Novo Mercado* Listing Rules~~**Article 50**, as well as to meeting the	Adapt the By-Laws to the Novo Mercado Listing Rules. *Legal and Economic Effects.* The investiture of members of the Board of Directors and Executive Board is conditional on subjection to the arbitration clause.

withtheNovoMercadoListing Current wording in the By-Laws Proposed wording for the By-Laws Justification applicable legal requirements. CHAPTER VIII — SALE OF CONTROL, CANCELLATION OF THE COMPANY’S REGISTRATION AS A PUBLICLY HELD COMPANY AND EXIT FROM THE NOVO MERCADO Article 41 - The Sale of Control of the company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to conditions precedent or conditions subsequent that the Purchaser undertakes to make a tender offer to purchase the common shares from the company’s common shareholders, in compliance with the terms and conditions provided for under applicable law, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder. CHAPTER VIII — SALE OF CONTROL, CANCELLATION OF THE COMPANY’ S REGISTRATION AS A PUBLICLY HELD COMPANY AND EXIT FROM THE NOVO MERCADO Article 41 - The direct or indirect Sale of Control of the company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to conditions precedent or conditions subsequentthe condition that the Purchaser of control undertakes to makeconduct a tender offer to purchase the common shares from, the company’sobject of which is shares issued by the company and owned by the other common shareholders of the company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder. Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply Rules. Article 42 - The tender offer mentioned in the previous article shall also be required: Article 42 - The tender offer mentioned in the previous article shall also be required: Adapt the By-Laws to the Novo Mercado Listing Rules.

acquisition of Control, duly adjusted for inflation distributed among all persons who sold the Current wording in the By-Laws Proposed wording for the By-Laws Justification I. when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or II. in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform B3 regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount. I. when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which m ay r esult in t he Sale of Cont r ol of t he Company; or II. in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform B3 regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount. Legal and Economic Effects. Comply with the Novo Mercado Listing Rules. Article 43 • Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall: I. make the tender offer referred to in Article 41 above; and II. pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be Article 43 • Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall: I. make the tender offer referred to in Article 41 above; and II. pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the until the payment date. Such amount shall be company’s common shares during the trading Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply with the Novo Mercado Listing Rules do Novo Mercado.

balance of each, and B3 will take measures to Mercado Listing Rules. Current wording in the By-Laws Proposed wording for the By-Laws Justification distributed among all persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and B3 will take measures to make the distribution pursuant to its regulations. sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling make the distribution pursuant to its regulations. Article 44 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: “Administrator(s)” means, when used in the singular, the company’s Officers and members of the Board of Directors referred to individually, or, when used in the plural, the company’s Officers and members of the Board of Directors referred to jointly. “Control” (as well as its related terms, “Controlling Company”, “Controlled,” or “under Common Control”) means the power effectively used to direct corporate activities and guide the operation of a company’s bodies, directly or indirectly, de facto or de jure, regardless of the equity interest held, as well as to elect the majority of the administrators of a company. There is a rebuttable presumption of control for the person or Group of Shareholders that holds shares assuring it an absolute majority of votes Article 424 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: “ Administrator(s)” means, when used in the singular, the company’s Officers and members of the Board of Directors referred to individually, or, when used in the plural, the company’s Officers and members of the Board of Directors referred to jointly. “ Control” (as well as its related terms, “ Controlling Company”, “Controlled,” or “ under Common Control” ) means the power effectively used to direct corporate activities and guide the operation of a company’s bodies, directly or indirectly, de facto or de jure, regardless of the equity interest held, as well as to elect the majority of the administrators of a company. There is a rebuttable presumption of control for the person or Group of Shareholders that holds shares assuring it an absolute majority of votes Adapt the By-Laws to the Novo Legal and Economic Effects. Comply with the Novo Mercado Listing Rules.

Current wording in the By-Laws Proposed wording for the By-Laws Justification of shareholders attending the last three General Meetings, even if it does not hold shares ensuring the absolute majority of the voting capital. “Controlling Shareholder” means the shareholder(s) or Group of Shareholders exercising Control of the company. “Controlling Shares” means the set of shares that directly or indirectly entitles its holder(s) to the individual and/or shared exercise of Control of the company. “Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. “Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the of shareholders attending the last three General Meetings, even if it does not hold shares ensuring the absolute majority of the voting capital. “ Controlling Shareholder” means the shareholder(s) or Group of Shareholders exercising Control of the company. “ Controlling Shares” means the set of shares that directly or indirectly entitles its holder(s) to the individual and/or shared exercise of Control of the company. “Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. “Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the

Current wording in the By-Laws Proposed wording for the By-Laws Justification examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. “Independent Director” is a member of the board of directors characterized by: (i) not having any ties to the company, except as a shareholder; (ii) not being a Controlling Shareholder or spouse or relative up to the second degree of a Controlling Shareholder, or not being or not having been, in the last three (3) years, tied to a company or entity related to the Controlling Shareholder (persons tied to public education and/or research institutions are excluded from this examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. “ Independent Director” is a member of the board of directors characterized by: (i) not having any ties to the company, except as a shar eholder ; (ii) not being a Controlling Shareholder or spouse or relative up to the second degree of a Controlling Shareholder, or not being or not having been, in the last three (3) years, tied to a company or entity related to the Controlling Shareholder (persons tied to public education and/or research institutions are excluded from this

Current wording in the By-Laws Proposed wording for the By-Laws Justification restriction); (iii) not having been, in the last three (3) years, an employee or executive officer of the company, of its Controlling Shareholder or of a company controlled by the company; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the company, in such an amount that would imply loss of independence; (v) not being an employee or administrator of a company or entity that is offering or purchasing services and/or products from the company, in such an amount that would imply loss of independence; (vi) not being a spouse or relative up to the second degree of any manager of the company; and (vii) not receiving any compensation from the company besides that related to the position as a director (cash compensation arising from equity ownership is excluded from such restriction). “Outstanding Shares” means all shares issued by the company, except for shares held by the Controlling Shareholder, persons or legal entities related to such Controlling Shareholder or Administrators, shares kept in treasury and special-class preferred shares. “Purchaser” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the restriction); (iii) not having been, in the last three (3) years, an employee or executive officer of the company, of its Controlling Shareholder or of a company controlled by the com pany; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the company, in such an amount that would imply loss of independence; (v) not being an employee or administrator of a company or entity that is offering or purchasing services and/or products from the company, in such an amount that would imply loss of independence; (vi) not being a spouse or relative up to the second degree of any manager of the company; and (vii) not receiving any compensation from the company besides that related to the position as a director (cash compensation arising from equity ownership is excluded from such restriction). “ Outstanding Shares” means all shares issued by the company, except for shares held by the Controlling Shareholder, persons or legal entities related to such Controlling Shareholder or Administrators, shares kept in treasury and special-class preferred shares. “ Purchaser” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the is a mere renumbering. Current wording in the By-Laws Proposed wording for the By-Laws Justification Company. “Sale of Control of the Company” means the transfer to a third party, for consideration, of Controlling Shares. “Selling Controlling Shareholder” means the Controlling Shareholder when it advances a Sale of Control of the Company. Company. “ Sale of Control of the Company” means the transfer to a third party, for consideration, of Controlling Shares. “ Selling Controlling Shareholder” means the Controlling Shareholder when it advances a Sale of Control of the Company. Article 45 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this article. (...) §4 - The person, shareholder or Group of Article 435 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this article. (...) §4 - The person, shareholder or Group of Renumbering of Article. Legal and Economic Effects. None, it Amendment to include the obligatory

Current wording in the By-Laws Proposed wording for the By-Laws Justification Shareholders shall be required to comply with any standard requests or requirements of the CVM related to the OPA, within the deadlines set forth in the applicable regulation. §5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation. §5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as nature of compliance, by the persons listed in this provision, with requests of B3. Legal and Economic Effects. The person, shareholder or shareholders are required to comply with requests from B3 about the OPA. Adjustment of cross-reference. Legal and Economic Effects. None.

Current wording in the By-Laws Proposed wording for the By-Laws Justification described in this Article 45. §6 - The obligations set forth in Article 254•A of Law No. 6,404/76 and in Articles 41, 42 and 43 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article. (...) §8 - The provisions of this Article 45 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with described in this Article 4345. §6 - The obligations set forth in Article 254•A of Law No. 6,404/76 and in ArticlesArticle 41, 42 and 43 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article. (...) §8 - The provisions of this Article 453 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held Adjustment of cross-reference. Legal and Economic Effects. None. Adjustment of cross-reference. Legal and Economic Effects. None.

Current wording in the By-Laws Proposed wording for the By-Laws Justification proven experience in the appraisal of publicly held companies. (...) companies. (...) Article 47 • In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in § 1 of Article 48, in due compliance with the applicable legal rules and regulations. Article 47 • In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in § 1 of Article 48, in due compliance with the applicable legal rules and regulations. Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply with the Novo Mercado Listing Rules Article 48 - The appraisal report referred to in Articles 45, 47, 52 and 54 of these By-Laws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, § 1 of Law No. 6,404/76 and be subject to liability as set forth in § 6 of the Article 48 - The appraisal report referred to in Articles 45, 47, 52 and 54 of these By-Laws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, § 1 of Law No. 6,404/76 and be subject to liability as set forth in § 6 of the Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply with the Novo Mercado Listing Rules

Current wording in the By-Laws Proposed wording for the By-Laws Justification same article of Law No. 6,404/76. § 1 • The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares. § 2 - The costs for preparation of the appraisal report shall be fully borne by the offeror. same article of Law No. 6,404/76. § 1 • The choice of the specialized institution or f ir m r esponsible f or determ ining t he com pany’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares. § 2 - The costs for preparation of the appraisal report shall be fully borne by the offeror. Article 49 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions Article 4549 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions Renumbering article and adjusting cross-reference. Legal and Economic Effects. None.

Current wording in the By-Laws Proposed wording for the By-Laws Justification of Article 45. of Article 4345. Article 50 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 45. Article 4650 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 4345. Renumbering article and adjusting cross-reference. Legal and Economic Effects. None. Article 51 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules. Article 4751 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules. Renumbering Article. Legal and Economic Effects. None. Article 52 – If it is decided that Vale will exit the Novo Mercado so that its securities can be admitted to trading outside of the Novo Mercado, or because of a transaction for corporation reorganization, in which the company resulting from this reorganization does not have its securities admitted for trading on the Novo Mercado within 120 (one hundred and twenty) days after the date of the shareholders’ meeting that approved such transaction, the Controlling Shareholder shall conduct a tender offer for the shares belonging to Vale’s other shareholders for, at least, the respective Economic Value, to be Article 4852 – If it is decided that Vale will Vale’ s exit from the Novo Mercado so that its securities can be admitted to trading outside of the Novo Mercado, or because of a transaction for, whether by voluntary act, mandatory act or due to corporation reorganization, in which the company resulting from this reorganization does not have its securities admitted for trading on the Novo Mercado within 120 (one hundred and twenty) days af t er t he dat e of the shar eholder s’ m eet ing that approved such transaction, the Controlling Shareholder shall conduct a tender offer for the shar es belong ing t o Vale’s other shar eholder s f or, Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply with the Novo Mercado Listing Rules

Current wording in the By-Laws Proposed wording for the By-Laws Justification calculated in an appraisal report prepared as set forth in the head paragraph and § 1 of Article 48 of these By-Laws, respecting the applicable legal and regulatory rules. at least, the respective Economic Value, to be calculated in an appraisal report prepared as set forth in the head paragraph and § 1 of Article 48 of these By-Laws, respecting the applicable legal and regulatory rules. shall observe the rules in the Novo Mercado Listing Rules. Article 49 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements: (i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76; (ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares. § 1 - For the purposes of this Article 49, shares in circulation shall be considered to be only those shares whose owners expressly agree with the Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply with the Novo Mercado Listing Rules with the Novo Mercado Listing Rules Current wording in the By-Laws Proposed wording for the By-Laws Justification exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration. § 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by t he g eneral shar eholder s’ meeting, under the Novo Mercado Listing Rules. Article 53 – In the event there is no Controlling Shareholder, if it is decided that Vale will exit the Novo Mercado so that its securities can be admitted to trading outside of the Novo Mercado, or because of a transaction for corporation reorganization, in which the company resulting from this reorganization does not have its securities admitted for trading on the Novo Mercado within 120 (one hundred and twenty) days after the date of the shareholders’ meeting that approved such transaction, the exit shall be conditional on conducting a tender offer in the same conditions set forth in the prior article. § 1 - Such shareholders’ meeting shall define those responsible for holding the tender Article 53 – In the event there is no Controlling Shareholder, if it is decided that Vale will exit the Novo Mercado so that its securities can be admitted to trading outside of the Novo Mercado, or because of a transaction for corporation reorganization, in which the company resulting from this reorganization does not have its securities admitted for trading on the Novo Mercado within 120 (one hundred and twenty) days af t er t he dat e of t he shar eholder s’ m eeting that approved such transaction, the exit shall be conditional on conducting a tender offer in the same conditions set forth in the prior article. § 1 - Such shar eholder s’ m eet ing shall define those responsible for holding the Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply

reorganization, in which the company resulting securities admitted to trading on the Novo of the corporate reorganization shall be with the Novo Mercado Listing Rules Current wording in the By-Laws Proposed wording for the By-Laws Justification offer, who, present at the meeting, shall expressly assume the obligation to conduct the offer. § 2 - In the absence of a definition of those responsible for conducting the tender offer, in the event of a transaction for corporate reorganization, in which the company resulting from the reorganization does not have its securities admitted to trading on the Novo Mercado, the shareholders who voted in favor of the corporate reorganization shall be responsible for conducting the tender offer. tender offer, who, present at the meeting, shall expressly assume the obligation to conduct the offer. § 2 - In the absence of a definition of those responsible for conducting the tender offer, in the event of a transaction for corporate from the reorganization does not have its Mercado, the shareholders who voted in favor responsible for conducting the tender offer. Article 54 – Vale’s exit from the Novo Mercado due to noncompliance with obligations in the Novo Mercado Listing Rules is conditional on conducting the tender offer for, at least, the Economic Value of the shares, to be calculated in an appraisal report prepared as set forth in the head paragraph and § 1 of Article 48 of these By-Laws, respecting the applicable legal and regulatory rules. § 1 - The Controlling Shareholder shall conduct the tender offer set forth in the head paragraph of this article. Article 54 – Vale’s exit f r om t he Novo Mercado due to noncompliance with obligations in the Novo Mercado Listing Rules is conditional on conducting the tender offer for, at least, the Economic Value of the shares, to be calculated in an appraisal report prepared as set forth in the head paragraph and § 1 of Article 48 of these By-Laws, respecting the applicable legal and regulatory rules. § 1 - The Controlling Shareholder shall conduct the tender offer set forth in the head paragraph of this article. Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply

 shar eholder s’ m eet ing shall def ine t hose forth in the head paragraph, who, present at obligation to conduct the offer. Current wording in the By-Laws Proposed wording for the By-Laws Justification § 2 - In the event there is no Controlling Shareholder and the exit from the Novo Mercado referred to in the head paragraph occurs as a result of a resolution in a shareholders’ meeting, the shareholders that voted in favor of the resolution that resulted in the respective noncompliance shall conduct the tender offer set forth in the head paragraph. § 3 - In the event there is no Controlling Shareholder and the exit from the Novo Mercado referred to in the head paragraph occurs because of an act or fact of management, Vale’s Administrators shall call a shareholders’ meeting with the agenda of voting on a resolution on how to remedy the noncompliance with obligations in the Novo Mercado Listing Rules or, if applicable, vote for Vale to exit the Novo Mercado. § 4 - If the shareholders’ meeting mentioned in § 3 above votes for the Company to exit the Novo Mercado, such shareholders’ meeting shall define those responsible for conducting the tender offer set forth in the head paragraph, who, present at the meeting, shall expressly assume the obligation to conduct the offer. § 2 - In the event there is no Controlling Shareholder and the exit from the Novo Mercado referred to in the head paragraph occurs as a result of a resolution in a shar eholder s’ m eet ing, the shar eholder s t hat voted in favor of the resolution that resulted in the respective noncompliance shall conduct the tender offer set forth in the head paragraph. § 3 - In the event there is no Controlling Shareholder and the exit from the Novo Mercado referred to in the head paragraph occurs because of an act or fact of m anag ement , Vale’s Administ r at ors shall call a shar eholder s’ meeting with the agenda of voting on a resolution on how to remedy the noncompliance with obligations in the Novo Mercado Listing Rules or, if applicable, vote for Vale to exit the Novo Mercado. § 4 - If t he shar eholder s’ m eet ing mentioned in § 3 above votes for the Company to exit the Novo Mercado, such responsible for conducting the tender offer set the meeting, shall expressly assume the

Rules. Current wording in the By-Laws Proposed wording for the By-Laws Justification Article 55 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, the Arbitration Rules, Sanctions and Participation Agreement Rules of the Novo Mercado. Article 5550 - The company, its shareholders, Administratorsadministrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado)), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, the Arbitration Rules, Sanctionsother regulations of B3 and Participation Agreement Rules of the Novo Mercado. Adapt the By-Laws to the Novo Mercado Listing Rules. Legal and Economic Effects. Comply withtheNovoMercadoListing CHAPTER X - TRANSITIONAL PROVISIONS Article 51 - In line with the provisions in Article 68, Sole Paragraph, I, (b) of the Novo Mercado Listing Rules, the Company undertakes to adjust Adapt the By-Laws to the term set forth in the Novo Mercado Listing Rules.

Current wording in the By-Laws Proposed wording for the By-Laws Justification the composition of its Board of Directors, with respect to the minimum number of independent members set forth in Article 11, §3 of these By-Laws, by t he O r dinar y Shar eholder s’ G ener al Meeting that votes on the financial statements related to the 2020 fiscal year, observing the maximum legal term. Sole Paragraph - Until the adjustment referred to in the head paragraph of this article is made, the Board of Directors shall be comprised of, at least, 20% (twenty percent) independent members, and, if the application of this percentage results in a fractional number of directors, the result shall be rounded to: (i) the next highest whole number, when the fraction is equal to or greater than 0.5; or (ii) the next lowest whole number, when the fraction is lower than 0.5. Legal and Economic Effects. Comply with the term set forth in the Novo Mercado Listing Rules. CHAPTER XI - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS Article 52 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their The topic addressed in this provision was previously governed by § 3 of article 14 of the By-Laws. Legal and Economic Effects. None.

Current wording in the By-Laws Proposed wording for the By-Laws Justification representatives or candidates.

PROPOSED REVISION OF THE BY-LAWS OF V A L E S.A.

BY-LAWS CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION Article 1 – Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation. § 1ºSole Paragraph – With Vale’s admittanceentrance to the special listing segment called the “Novo Mercado” of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado (“Novo Mercado Listing Rules”). § 2º - Vale, its officers and shareholders must comply with the Regulations for Listing of Issuers and Admission to Securities Trading, including the rules regarding the withdrawal and exclusion of trading of securities admitted to trading on the Organized Markets managed by B3. § 3º - The provisions of the Novo Mercado Regulation shall prevail over the provisions of the Bylaws, in the event of prejudice to the rights of the recipients of the public offerings provided for in these Bylaws. Article 2 - The purpose of the company is: I. the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing,industrialization, transportation, shipment and commerce of mineral assets; II. the building and operation of railways and the exploitation of own or third party rail traffic; III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts; 2/32

VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose. Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad. Article 4 - The term of duration of the company shall be unlimited. CHAPTER II - CAPITAL AND SHARES Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. § 1 - The shares are common shares and “special”-class preferred shares. Vale cannot issue other preferred shares. § 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws. § 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below. § 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of 3/32 the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 11 below, and in Article 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate. § 5 - Holders of special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria: a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. § 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of Article 5. Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares. § 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up. § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced. § 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in 4/32

Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right. Article 7 - subjects: The special class share shall possess a veto right regarding of the following I - change of name of the company; II - change of location of the head office; III - change of the corporate purpose with reference to mineral exploitation; IV - the winding-up of the company; V - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals; VI - any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws; VII - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws. CHAPTER III - GENERAL MEETING Article 8 - The Shareholders’ General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors. § 1 - An Extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. § 2 - The holder of the special-class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given. § 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects 5/32 specified in Article 7 shall be deemed as having been approved by the holder of the said special class. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary shall be appointed by the Chairman of the Meeting. § 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by another Officer or by a person specially appointed by the Chairman of the Board of Directors. § 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed. CHAPTER IV - ADMINISTRATION Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company. § 1 - The investiture of the members of the Board of Directors and Executive Board will be invested in their positions by signingshall be conditional on signature of a term of officeinvestiture, which shall include their subjection to the arbitration clause referred to in Article 50, in the Minute Book of the Board of Directors or Executive Board, being certain that the ownership of the members of the Board of Directors and of the Executive Board shall be conditioned to the previous subscription of the Instrument of Consent of the Directors under the terms of the Novo Mercado Regulation as applicable, as well as in compliance with the applicable legal requirements. § 2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office. § 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company’s main executive may not be held by the same person. § 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted 6/32 to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board. § 5 - The Board of Directors will be aided by technical and consultingshall be supported by advisory bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter. SECTION I - BOARD OF DIRECTORS Subsection I - Composition Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 12 (twelve) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. § 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted. § 2 - From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. § 3 - TheObserving the provisions in Article 51 below, of the members of the Board of Directors, at least two (2) or 20% (twenty percent), whichever is greater, shall be Iindependent Ddirectors (as defined in the Novo Mercado Listing Rules), and explicitly declared as such in the minutes ofthe classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder, when applicable. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to the next highest whole number, as set forth in the Novo Mercado Listing Rules. § 4 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during the first Meeting of the Board of Directors held after the General Meeting which has elected them, subject to Article 10, § 3. 7/32

§ 5 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors. § 6 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy. § 7 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates. § 8 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election. § 9 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. § 10 - With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board. § 11 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special-class preferred shares or company employees exercise the right established in § 4 and § 5 of Article 141 of Law No. 6,404/76 and in § 2 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty 8/32 percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head paragraph of Article 11. Subsection II – Workings Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters or at offices of the Company, but, under exceptional circumstances, may be heldatadifferentlocation,beingpermittedtoparticipatebyteleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote. Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined. Subsection III – Responsibilities Article 14 - The Board of Directors shall be responsible for: I. electing, evaluating and removing, at any time, the Executive Officers of the company, and assigning functions to them; II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board; III. assigning the functions of Investor Relations to an Executive Officer; IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board; 9/32

V. approving the company's human resources general policies as submitted to it by the Executive Board; VI. establishing the general guidance of the business of the company, its wholly owned subsidiary companies and controlled companies; VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board, as well as acting as guardian for execution of the approved strategy; VIII. approving the company's annual and multi-annual budgets, submitted to it by the Executive Board; IX. monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators; X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors; XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board; XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates; XIII. approving the corporate risks and financial policies of the company submitted by the Executive Board; XIV. approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board; XV. calling Shar eholder s’ G ener al Meet ing s and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; 10/32

XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Meeting; XVII. selecting and, removing and setting the scope of work for external auditors of the company, in each case based on the Fiscal Council’s recommendation, in accordance with section (ii) of § 1 of Article 33 and observing applicable legislation; XVIII. appointing and removing the persons responsible for the governance office, the internal auditing and the Ombud of the company, who shall report directly to the Board of Directors; XIX. approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures; XX. overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company; XXI. discussing amendments to theacting as guardian of the model and practices of corporate governance rules, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information; XXII. approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies; XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise; XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board; XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution 11/32 of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with. XXVI. establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts; XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14; XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14; XXIX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature; XXX. authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties; XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders; XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale; XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and XXXIV. be in favor or againstpreparing and disclosing a substantiated opinion on any tender offer to purchase the company’s shares, in a manner with a 12/32 basis on precedent, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale’s shareholders and, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the company; (c) the repercussions of the public offer of acquisition of shares on the interests of the companyalternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shar eholder ’s r esponsibilit y t o m ak e a f inal decision about such acceptance. XXXV.to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of Vale's shares, in the cases of OPA (as defined below) for cancellation of registration as a publicly-held company, for exit from the Novo Mercado or for the OPA Art. 45 of these Bylaws. § 1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, consultingadvisory and audit bodies of those companies and organizations in which the company participates, directly or indirectly. § 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board. § 3 - It is prohibited by Vale and its subsidiaries in Brazil or abroad to make, directly or indirectly through third parties, any contribution to political movements, even organized in parties, and to their representatives or candidates. SECTION II - COMMITTEES Article 15 - The Board of Directors, for its consulting, shall have, on a permanent basis, 5 (five) technical and consultingadvisory committees, denominated as follows: Personnel Committee, Governance, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee. 13/32

§ 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks that are consultive or technicalbeyond those set forth for the permanent committees as set forth in the head paragraph of this Article. § 2 - The members of the committees shall be remunerated as established by the Board of Directors, it being that those who are administrators of the company, will not be entitled to the perception of additional remuneration for participation in the committeesobserving the provisions of Article 10, §4 above. Subsection I – Mission Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions. Subsection II – Composition Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators. Article 18 - The composition of each committee shall be defined by the Board of Directors. § 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale’s Executive Officers and with due regard to applicable legal and regulatory provisions. § 2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted. § 3 - During their term of management, members of the committees may be removed from office by the Board of Directors. Subsection III – Workings and Responsibilities Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee. 14/32

§ 1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval. § 2 - The committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors. The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, exclusively, the responsibilities set forth in Article 33, §1, (i) to (iv) below. § 3 - SECTION III - EXECUTIVE BOARD Subsection I – Composition Article 20 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers. § 1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove. § 2 - The Executive Officers shall have their individual duties defined by the Board of Directors. § 3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted. Subsection II – Workings Article 21 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows: § 1 - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and 15/32 regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer. § 2 - In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term. § 3 - Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer. § 4 - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer. Article 22 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter. Article 23 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. 16/32

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board; Article 24 - The meetings of the Executive Board shall only begin with the presence of the majority of its members. Article 25 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members. § 1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 26, and in respect of the exceptions stated in § 2 below; Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein. The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision. § 2 - § 3 - Subsection III – Responsibilities Article 26 - The Executive Board shall be responsible for: I - approving the creation and elimination of Executive Departments subordinated to each Executive Director; II - preparing and submitting to the Board of Directors the company's general policies on human resources, and executing the approved policies; III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors; IV - preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan, and executing the approved strategic plan; 17/32

V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets; VI - planning and steering the company's operations and reporting the company's economic and financial performance to the Board of Directors, and producing reports with specific performance indicators; VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures; VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases; IX - preparing and submitting the company's finance policies to the Board of Directors, and executing the approved policies; X - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral; XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget; XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; XIII - adhering to and encourage adhesion to the company's code of ethics, established by the Board of Directors; XIV - preparing and submitting to the Board of Directors the company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies; XV - authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance 18/32 with the criteria and standards of the Executive Board established by the Board of Directors; XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature; XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad; XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors; XXI - establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the company's administrative organization hierarchy. § 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. § 2 - The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the company participates directly or indirectly. Article 27 - The responsibilities of the Chief Executive Officer are to: I - take the chair at meetings of the Executive Board; 19/32

II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; coordinate and supervise the activities of the business areas and units that are directly subordinated to him; select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal; III - IV - V - coordinate the decision-making process of the Executive Board, as provided for in Article 25 of Subsection II – Workings; VI - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 21 of Subsection II – Workings; VII - keep the Board of Directors informed about the activities of the company; VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet. Article 28 - The Executive Officers are to: I - organize the services for which they are responsible; II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination; III - comply with and ensure compliance with the policy and general guidance of the company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities; IV - contract the services described in § 2 of Article 33, in compliance with determinations of the Fiscal Council. Article 29 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. 20/32

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney. § 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board. § 3 - In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws. § 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article. CHAPTER V - FISCAL COUNCIL Article 30 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. Sole Paragraph – The investiture of the members of the Fiscal Council shall be conditional on the prior subscription of the Statement of Consent of the Members of the Fiscal Council in the terms of the disclosed Novo Mercado Rulessignature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 50, as well as to meeting the applicable legal requirements. Article 31 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted. Article 32 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates. 21/32

Article 33 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members; § 1 - The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law No. 6.404/76, the following, with due regard for the provisions of Article 19, § 3 of the By-Laws: (i) to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants; (ii) to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company; (iii) to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company; (iv) to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company. § 2 - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in § 8 of Article 163 of Law No. 6.404/76. § 3 - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders’ General Meeting is held, their analysis of the management report and the financial statements. CHAPTER VI - COMPANY PERSONNEL Article 34 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation. 22/32

CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS Article 35 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared. Article 36 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company. Article 37 - The proposal for distribution of profit shall include the following reserves: I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force; II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. Article 38 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends. Article 39 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet. Article 40 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 36 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company. 23/32

CHAPTER VIII — SALE OF CONTROL~~, CANCELLATION OF THE COMPANY'S REGISTRATION AS A PUBLICLY HELD COMPANY~~ AND EXIT FROM THE NOVO MERCADO

Article 41 - The direct or indirect Sale of Control of the ~~C~~company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition~~s precedent or conditions subsequent~~ that the Purchaser of control undertakes to ~~make~~conduct a tender offer to purchase ~~the~~ common shares~~ from the~~, the object of which is shares issued by the company~~'s~~ and owned by the other common shareholders of the company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder.

~~**Article 42** - The tender offer mentioned in the previous article shall also be required:~~

~~I. when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or~~

~~II. in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform B3 regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount.~~

~~**Article 43** - Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall:~~

~~I. make the tender offer referred to in Article 41 above; and~~

~~II. pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all persons who sold the company's common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and B3 will take measures to make the distribution pursuant to its regulations.~~

Article ~~44~~42 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings:

~~"Controlling Shareholder" means the shareholder (s) or Group of Shareholders that exercises the Power of Control of the company.~~

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"Selling Controlling Shareholder" means the Controlling Shareholder when it promotes the Alienation of Control of the company. "Directors" means, in the singular, the Officers and members of the Board of Directors of the company referred to individually or, when plural, the Officers and members of the Board of Directors of the company referred to jointly. "Acquirer" means the one to whom the Selling Controlling Shareholder transfers the Control Shares in a Disposal of Control of the Company. "Control Shares" means the block of shares that directly or indirectly assures its holder (s) the individual and / or shared exercise of the Company's Power of Control. "Outstanding Shares" means all shares issued by the company, except for the shares held by the Controlling Shareholder, persons related to them, by Administrators, those in treasury and the preferred shares of the special class. "Disposal of Control of the Company" means the transfer to a third party, for consideration, of the Control Shares. "Independent Director" is characterized by: (i) not having any ties with the company, except capital participation; (ii) is not a Controlling Shareholder, spouse or relative up to the second degree of that, or has not been or has not been linked in the last three (3) years to a company or entity related to the Controlling Shareholder (persons linked to public educational institutions and / or search are excluded from this restriction); (iii) has not been, in the last three (3) years, an employee or director of the company, the Controlling Shareholder or a company controlled by the company; (iv) not be a supplier or buyer, direct or indirect, of services and / or products of the company, in a magnitude that implies loss of independence; (v) not be an employee or administrator of a company or entity that is offering or demanding services and / or products to society, to a degree that implies loss of independence; (vi) not be a spouse or relative up to second degree of any director of the company; and (vii) does not receive any other remuneration from the company other than that relating to the position of director (cash proceeds from participation in capital are excluded from this restriction). “Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. "Controlling Power" (as well as its related terms "Controlling Party", "Controlled", "under Common Control" or "Control") means the power effectively used to direct social 25/32 activities, to guide the functioning of the organs of the company, directly or indirectly, in fact or in law, regardless of the ownership interest held, as well as to elect a majority of the company's managers. There is a relative presumption of ownership of the control in relation to the person or Group of Shareholders that holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three General Meetings of the company, even if he is not the owner of the shares absolute majority of the voting capital. “Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. Article 4543 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this article. § 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA. § 2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and (iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest. § 3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the 26/32 company itself, formulating a competing OPA, pursuant to the applicable regulations. § 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation. § 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 4543. § 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Articles 41, 42 and 43 of the Bylaws hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article. § 7 - Until November 9th, 2020, the provisions set forth in this Article shall not apply: (i) to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the Extraordinary Shareholders’ General Meeting held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”); (ii) to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement; (iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation. § 8 - The provisions of this Article 4543 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% 27/32

(twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies. § 9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article. § 10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation. Article 4644 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and (ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer. Article 47 - In the public tender offer to be made by the Controlling Shareholder or by the company for the cancellation of the public company registration, the minimum price to be offered shall correspond to the Economic Value determined in the appraisal report prepared pursuant to the caput and §1 of Article 48, respecting the applicable legal and regulatory rules. 28/32

Article 48 - The appraisal report referred to in Articles 45, 47, 52 and 54 of these Bylaws shall be prepared by an institution or specialized company with proven and independent experience as to the decision-making power of the company, its directors and / or the Controlling Shareholder (s), and the award must also satisfy the requirements of paragraph 1 of Article 8 of Law 6404/76 and contain the liability provided for in paragraph 6 of the same article of Law 6404/76. §1 - The choice of the specialized institution or company responsible for determining the Economic Value of the company shall be the exclusive competence of the general meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not computing the votes in blank, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that meeting, which if installed in the first call must be attended by shareholders representing at least twenty percent (20%) of the total Shares in Circulation, or that, if installed on second call, may count on the presence of any number of shareholders representing the Outstanding Shares. §2 - The costs of preparing the appraisal report shall be fully borne by the offeror. Article 4945 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 4543. Article 5046 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 4543. Article 5147 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules. Article 52 - In the event that the delisting of Vale do Novo Mercado is deliberated so that the securities issued by it will be admitted to trading outside the New Market or by virtue of a corporate reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado within one hundred and twenty (120) days from the date of the general meeting that approved said transaction, the Controlling Shareholder shall conduct a public tender offer for the shares belonging to the other Vale shareholders, at least for respective Economic Value, to be determined in an appraisal report prepared pursuant to the caput and paragraph 1 of Article 48 of these Bylaws, respecting the applicable legal and regulatory rules. Article 53 – In the event there is no Controlling Shareholder, if it is decided that Vale will exit the Novo Mercado so that its securities can be admitted to trading outside of the Novo Mercado, or because of a transaction for corporation reorganization, in which the 29/32 company resulting from this reorganization does not have its securities admitted for trading on the *Novo Mercado* within 120 (one hundred and twenty) days after the date of the shareholders' meeting that approved such transaction, the exit shall be conditional on conducting a tender offer in the same conditions set forth in the prior article.

§ 1 - Such shareholders' meeting shall define those responsible for holding the tender offer, who, present at the meeting, shall expressly assume the obligation to conduct the offer.

§ 2 - In the absence of a definition of those responsible for conducting the tender offer, in the event of a transaction for corporate reorganization, in which the company resulting from the reorganization does not have its securities admitted to trading on the *Novo Mercado*, the shareholders who voted in favor of the corporate reorganization shall be responsible for conducting the tender offer.

Article 5448 - Vale's exit from the Novo Mercado due to noncompliance with obligations, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules is conditional on conducting the tender offer for, at least, the Economic Value of the shares, to be calculated in an appraisal report prepared as set forth in the head paragraph and **§ 1** of **Article 48** of these By Laws, respecting the applicable legal and regulatory rules..

§ 1 - The Controlling Shareholder shall conduct the tender offer set forth in the head paragraph of this article.

Article 49 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements:

(i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76;

(ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares.

§ 1 - For the purposes of this **Article 49**, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.

§ 2 - In the event there is no Controlling Shareholder and theThe voluntary exit from the Novo Mercado referred to in the head paragraph occurs as a result of a resolution in a may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the general shareholders' meeting, the shareholders that voted in favor of the resolution that resulted in the respective noncompliance shall conduct the tender offer set forth in the head paragraphunder the Novo Mercado Listing Rules.

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§ 3 - In the event there is no Controlling Shareholder and the exit from the *Novo Mercado* referred to in the head paragraph occurs because of an act or fact of management, Vale's Administrators shall call a shareholders' meeting with the agenda of voting on a resolution on how to remedy the noncompliance with obligations in the *Novo Mercado* Listing Rules or, if applicable, vote for Vale to exit the *Novo Mercado*.

§ 4 - If the shareholders' meeting mentioned in **§ 3** above votes for the Company to exit the *Novo Mercado*, such shareholders' meeting shall define those responsible for conducting the tender offer set forth in the head paragraph, who, present at the meeting, shall expressly assume the obligation to conduct the offer.

CHAPTER IX — ARBITRATION

Article 5550 - The company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (*Câmara de Arbitragem do Mercado*), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, the Arbitration Rules, Sanctionsother regulations of B3 and Participation Agreement Rules of the Novo Mercado.

CHAPTER X - TRANSITIONAL PROVISIONS

Article 51 - In line with the provisions in Article 68, Sole Paragraph, I, (b) of the Novo Mercado Listing Rules, the Company undertakes to adjust the composition of its Board of Directors, with respect to the minimum number of independent members set forth in **Article 11, §3** of these By-Laws, by the Ordinary Shareholders' General Meeting that votes on the financial statements related to the 2020 fiscal year, observing the maximum legal term.

Sole Paragraph - Until the adjustment referred to in the head paragraph of this article is made, the Board of Directors shall be comprised of, at least, 20% (twenty percent) independent members, and, if the application of this percentage results in a fractional number of directors, the result shall be rounded to: (i) the next highest whole number, when

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the fraction is equal to or greater than 0.5; or (ii) the next lowest whole number, when the fraction is lower than 0.5. CHAPTER XI - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS Article 52 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates. 32/32

Exhibit VII

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On January 31st, 2018, at 9:30 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso – Chairman, Fernando Jorge Buso Gomes – Vice Chairman, Dan Conrado, Eduardo Refinetti Guardia, Denise Pauli Pavarina, Isabella Saboya de Albuquerque, Lucio Azevedo, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho, Ney Roberto Ottoni de Brito, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary, having unanimously resolved upon the following “NOMINATION OF MEMBER OF THE VALE’S BOARD OF DIRECTORS – In light of the resignation letter delivered by Mr. Eduardo de Salles Bartolomeo on 12/15/2017 to his position as Effective Member of the Board of Directors of Vale, the Board of Directors approved to nominate, under Article 11, §11 of the By-laws, Mr. NEY ROBERTO OTTONI DE BRITO, Brazilian, married, mechanical engineer, bearer of the Identity card #2561139 issued by IFP/RJ, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #100.055.527-53, with commercial address at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, as Effective Member of the Vale’s Board of Directors, which term of office shall last until the next Shareholders’ General Meeting to be held. The Director nominated herein, present at the meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976), for the performance of their duties, and, thereafter, accepted his position. ” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company. Rio de Janeiro, January 31st, 2018. Luiz Gustavo Gouvêa Secretary

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On February 27, 2018, at 9:30 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Dan Conrado, Denise Pauli Pavarina, Eduardo Refinetti Guardia, Isabella Saboya de Albuquerque, Lucio Azevedo, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho, Ney Roberto Ottoni de Brito, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2016 AND RELATED ACTS – (…) With a favorable report of the Financial Committee and of the Fiscal Council, as reported by Marcelo Amaral Moraes and Marcus Vinícius Dias Severini, present at the meeting under the provisions of Article 163, §3, of Law No. 6404/76, and in the presence of Messrs. Manuel Fernandes, Bernardo Moreira and Thiago Nunes, representatives of KPMG Auditores Independentes, external auditor according to Brazilian and North American accounting standards, which issued a favorable opinion the Companie's Financial Statements for the financial year 2017, the Board of Directors approved: (i) the Annual Report, the balance sheet and further financial statements of Vale for the year ended 12/31/2017 (…); (ii) having examined the Proposal of the Executive Board of Vale, the Allocation of the Result for the year ended 12/31/2017 (…); and (iii) the payment on March 15, 2018, of the of shareholder remuneration in the total gross amount of R$2,539,006,733.78, to be paid as interest in shareholders' equity, equivalent to the total gross amount of R$0.488511766 per outstanding common share and, under the provisions of Article 5º, §5, of the Bylaws, of R$0.620920871 per special class preferred share issued by Vale, those aggregate values are subject to withholding income tax at the current applicable rate. The remuneration will be paid based on net profits according the balance sheet as of December 31, 2017, to supplement the minimum mandatory dividend and the minimum annual dividend. All shareholders who hold Vale’s shares at the record dates will have the right to receive the remuneration. The record date for the owners of shares traded on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on March 06, 2018 and the record date for the holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (NYSE) and Euronext Paris on March 08, 2018. Vale shares and ADRs will be traded ex-dividend on B3, NYSE and Euronext Paris as of March 07, 2018.” I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company. Rio de Janeiro, February 27, 2018. Luiz Gustavo Gouvêa Secretary

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On February 27, 2018, at 9:30 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Dan Conrado, Denise Pauli Pavarina, Eduardo Refinetti Guardia, Isabella Saboya de Albuquerque, Lucio Azevedo, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho, Ney Roberto Ottoni de Brito, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “BUDGET GLOBAL AND ANNUAL MANAGEMENT COMPENSATION - ANNUAL GENERAL MEETING 2018 – (…) the Board of Directors approved, with a favorable report of the Personnel Committee and considering written votes presenting by the Directors Sandra Guerra and Isabella Saboya, the following proposals to be submitted to the Annual General Meeting (i) set the annual overall compensation of Vale's management, members of the Advisory Committees and members of Vale's Fiscal Council for the fiscal year of 2018, in the amount of up to R$184.571.987,05, to be individualized by Vale's Board of Directors; (ii) set the monthly remuneration of each member in office of the Fiscal Council, from May 1st, 2018 until the Ordinary General Meeting to be held in 2019, corresponding to 10% (ten percent) of the remuneration that, on average, is attributed monthly to each Executive Officer, not counting the benefits, representation funds and profit sharing. In addition to the compensation set forth above, the members in office of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be remunerated in the cases in which they exercise their title due to vacancy, impediment or absence of the respective titular member; and (iii) ratification of amounts paid to the account of the global annual compensation of Vale's managers and members of Vale's Fiscal Council in the fiscal year of 2017, in the amount of R$170.848.512,08. The Board of Directors took note of the statements of votes presented by the Directors Sandra Guerra and Isabella Saboya regarding the non disclosure of the maximum, average and minimum compensation of the administrators based on the favorable judicial decision granted to the Instituto Brasileiro de Executivos de Finanças - IBEF (Brazilian Institute of Finance Executives), of which Vale is a member, discussed the matter at length. As a consequence of Vale's listing on the Novo Mercado, on 12/22/2017, the Board of Directors determined that the Compliance and Risk Committee continue the work plan and deepen the analysis on the impacts on stakeholders of the full adoption by the Company of new Novo Mercado rules, including external support, and present a plan based on this assessment to the Board “ I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company. Rio de Janeiro, March 05th, 2018.

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 Luiz Gustavo Gouvêa Secretary

BOARD OF DIRECTOR´S REPORT ON MANAGEMENT REPORT AND ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the managements’ report as well as of the financial statements for the fiscal year ended December 31, 2017, unanimously resolved to approve such proposal. Due to the resolution above, the Board of Directors is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April 13, 2018. Rio de Janeiro, February 27, 2018. Gueitiro Matsuo Genso Chairman Fernando Jorge Buso Gomes Vice-Chairman Dan Conrado Director Marcel Juviniano Barros Director Eduardo Refinetti Guardia Director Oscar Augusto de Camargo Filho Director Ney Roberto Ottoni de Brito Director Denise Pauli Pavarina Director Lucio Azevedo Director Toshiya Asahi Director Sandra Guerra Director Isabella Saboya Director

Voting Statement of Independent Director Isabella Saboya de Albuquerque

With respect to item 2 on the agenda ("**Annual Overall Management Compensation – ASM 2018"**), director Isabella Saboya de Albuquerque voted in favor, as transcribed below, and requested that, pursuant to Article 30, item V, of CVM Instruction 480, of 2009, her statement be disclosed through the channels required by the regulations in force together with the minutes of this meeting.

Firstly, the director highlighted Vale's incredible trajectory in terms of its corporate governance in 2017, noting that the "former Valepar shareholders" and the company's management carried out an unprecedented and extraordinary achievement. And that although she understands that the progression is still undergoing implementation and that the people involved have their own rhythm for undertaking sudden changes in their cultures and traditions, it is precisely in respect of Vale's achievements in this field that she built a strong belief that upholding the decision to deny regulatory transparency in accordance with CVM Instruction 480/09 (subitem 13.11 of annex 24) through the use of the **preliminary court decision** in action no. 0002888-21.2010.4.02.5101 of the 5th Federal Court of Rio de Janeiro is absolutely not in the company's best interest.

There is no objective justification for the company to fail to comply with the regulatory requirement set forth in subitem 13.11 of exhibit 24 to CVM Instruction 480/09 eight years after the rule went into effect, without materialization of the arguments that gave rise to the granting of such decision, when such information is important to the investor market, especially in companies without defined control, in relation to which the international literature corroborates the risk of distortions in the management's compensation when the opacity of such information is allowed.

The Company's management is advised to propose to the meeting resolutions with an actual chance of approval and the use of the decision substantially reduces the chances of approving the item on the agenda of the ASM/ESM's call of notice, "*1.5-Setting the compensation of management and members of the Fiscal Council for the year 2018*," given that:

a. The large proxy voting consulting firms have clear policies directing the dissenting vote in a resolution of the ASM that proposes management's compensation excluding the information of subitem 13.11;

b. The vast majority of the company's foreign shareholders - which make up 47% of the voting and total capital - use and adhere to the guidelines issued by such voting consulting firms;

c. In the 2017 ASM, 85% of the free float (excluding former Valepar and BNDESPar shareholders) voted against the proposal to set the overall compensation for management. The free float at the time was equivalent to 39.6% of the voting capital. This same free float is currently at 58.1% of the company's total and voting capital, which may rise by the ASM's "cut-off" date due to the end of the lock-up term of half of the equity position of the former Valepar and BNDESPar shareholders on February 14, 2018. d. It is likely that there will be a significant presence of shareholders that make up the free float at the 2018 ASM, since Vale held three meetings with absentee ballot in 2017 in which the shareholders’ participation was relevant and, the most recent one, on December 21, 2017, had 88% of quorum, which represents a record for the company. e. 12.6% of the company’s total capital are investors that are signatories and supporters of the ISG (Investors Stewardship Group) in the United States, a voluntary code of principles, which is not in line with the opacity of information on management’s compensation. The use of the secrecy prerogatives protected by the decision contrasts with the company’s recent progress in governance and transparency, including the record pace of adherence to good corporate governance practices with the “true corporation” transaction announced on February 20, 2017 and entry into the Novo Mercado on December 22, 2017. It should be remembered that, according to the new Novo Mercado Listing Rules, companies that entered the segment as of January 1, 2018, cannot use said decision and will have to disclose item 13.11 in full. And it is precisely because this management has been so successful in its project advancing corporate governance that I think Vale will be more visible in this matter than the other 31 companies that make use of this preliminary court decision. The expectation was high due to this upward trajectory, and the attention of this controversy will be directed towards Vale. Such information is essential for the decision-making of shareholders in companies with dispersed capital. The pulverized capital structure, with only 20% of its shares linked to a shareholders’ agreement, as is the case with Vale, provides a greater risk of management decisions at odds with the shareholders’ interest, as evidenced in several foreign studies and, therefore, this corporate structure specifies a greater need for supervision and oversight by the investor market. Without proper transparency of the management’s compensation, the exercise of such supervision is ineffective. Vale’s direct competitors provide detailed and individual information on management compensation. Likewise, most of the Brazilian listed companies used as a reference for the company’s salary competitiveness study have disclosed the information in subitem 13.11 since its enactment. In this scenario, where most of the Brazilian companies and Vale’s global competitors adopt more robust transparency practices than those practiced by the company, it is recommended to carefully evaluate the competitive disadvantages that the use of the decision entails in terms of competition for global funding. Denying this transparency gives misleading signals about the reasons for keeping such information confidential - that is, it generates negative speculation that is potentially far from the reality of the company given the internal conviction that the compensation model is appropriate for Vale’s objectives and strategy. At this point, the director emphasizes that she had access to, discussed and evaluated all the information she requested regarding the subject, and found that the compensation figures and mechanisms presented are in line with the market standards, based on studies provided by reputable external specialists and are in line with the challenges, responsibilities and competencies of the managers’ positions. The director points out that in her understanding, the best interest of the company is to propose this ASM mandatory matter with full disclosure of the information required by subsection 13.11 of annex 24 of CVM Instruction 480/09. If the company decides to uphold the use of said judicial decision, it should be done with strict observance of the provisions of Circular Letter SEP 01/2017, item 10.2.13., line “j” (page 201), with the following wording, emphasis mine: In the case of the lawsuit filed by the Brazilian Institute of Financial Executives (Instituto Brasileiro de Executivos de Finanças - IBEF), the measure may only be used by companies that have professionals associated with this institute in their management. In addition, the company should use the justification field in the item to state the reasons for and the purpose of the decision not to disclose the required information, as well as the administrative body responsible for that decision. Isabella Saboya de Albuquerque

Statement concerning item 2 on the agenda of Vale’s Board of Directors Meeting held on February 27, 2018 Director Sandra Guerra In voting in favor of the 2017 Annual Overall Management’s Compensation, I express my concern about upholding the use of the judicial decision1 that removes the rules of CVM Instruction 4802, regarding the disclosure of the maximum, average and minimum compensation of the board of directors, executive board and fiscal council. My concern is directed toward the protection of the company and its creation of value and I express it now given the new context: since Vale’s corporate reorganization in 2017, the next shareholders’ meeting will be the first time when shareholders will examine the proposals presented in this new framework. The anticipation of the migration to the Novo Mercado in 2017 surprised the market and its investors positively. The initiative crowned a praiseworthy and successful move by controllers and managers to pursue a path of value creation by making the company a “true corporation” (a company without defined control). The counterpart is that this transformation increases investor expectation, particularly in an environment in which the vast majority of listed companies comply with the aforementioned CVM Instruction3. Another factor to be considered is that the most relevant proxy voting consulting firms, which advise foreign investors when meetings occur, have begun to recommend a dissenting vote to the proposals for compensation of Brazilian companies that use the judicial decision. In 2017, holders of more than 80% of Vale’s free float shares voted against the proposal for management’s compensation. The lack of transparency increases uncertainties, and these certainly will have a price. More than that, in the absence of information, speculations arise. Thus, my intention is to prevent stakeholders - now with greater expectations regarding Vale’s transparency – from making mistaken assumptions about the compensation adopted by Vale, arising from the uncertainty caused by the omission of information. As a director, I note that Vale’s compensation for the 2018 fiscal year is in line with best practices and is comparable to its national and international counterparts. But I also understand it would be a shame for market appreciation to be obscured or impaired by the suspicion that may result from the omission of information expected from the market and in line with best practices and established regulatory requirements. The main reason usually presented for the use of the judicial decision in Brazil has been the question of the executives’ safety. It is a legitimate fear that we must be sensitive to, but this hypothesis requires empirical verification. In South Africa, a country with 1 Before the preliminary decision and now the favorable judicial decision in relation to the lawsuit filed by the Brazilian Institute of Financial Executives (Instituto Brasileiro de Executivos de Finanças - IBEF) and that is subject to appeal by the regulatory body, CVM. 2 Article 14, Annex 24 (13.11) in relation to the provisions set forth in Articles 12 and 13 of CVM Instruction 481.

high crime rate, above Brazil’s in certain respects, the practice was adopted in 2002. I contacted two of the main authors of the King Report, the South African Code, and I was informed that there are no known cases of violence in that country against executives associated with disclosure, which in that country requires individual compensation of the managers. Even in Brazil, there are no known instances of companies that disclose this information witnessing situations of violence against their executives after they began to disclose such information. Of course, disclosure of the maximum, average and minimum compensation of the management bodies may have undesired consequences. But this matter must be dealt with head-on, analyzed in detail and judiciously, and result in action plans to mitigate whatever consequences it may have. What cannot be allowed is the company to be subject to misinterpretations on the compensation of its managers, exposing it to the risk of not approving its proposals for compensation or even threatening its prospects of value creation. The most virtuous path to make Vale S.A. a “true corporation” should be based on a relationship of trust and transparency with all its shareholders, as expressed in majority vote in support of its proposals, supporting its strategy. This demonstration at the company’s meetings will increase its value creation potential for itself and all its stakeholders. In this regard, I propose that the council immediately engage in a work plan to study in greater depth this and other governance issues related to the way to become a “true corporation.” I request that this statement be disclosed together with the minutes of this meeting.4 Rio de Janeiro, February 27, 2018. Sandra Guerra

Exhibit VIII

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2017 The Fiscal Council of Vale S.A. (“Vale") in carrying out its legal and statutory duties, having examined Capital Investment and Management Proposal for the destination of earnings for the year ended December 31, 2017, is of the opinion that the proposal is appropriate submitted to the Stockholders’ Annual General Meeting of the Company. to be Rio de Janeiro, February 27th, 2018. Marcelo Amaral Moraes Chairman Eduardo Cesar Pasa Member Marcus Vinícius Severini Member Raphael Manhães Martins Member Robert Juenemann Member

OPINION OF FISCAL COUNCIL ON THE RECOGNITION OF VALE S.A.’S DEFERRED TAX ASSET AS OF DECEMBER 31, 2017 The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, and under the terms of article 4 of CVM Instruction 371 of June 27, 2002, has examined the proposal to recognize the accounting entry for Vale’s deferred tax asset as of December 31, 2017. Based on the study produced by Vale, containing the company’s record of profitability and expected future profitability, it is our opinion that this deferred tax asset has the prospect of being realized in the short to medium term, and consequently, it may be recognized in the financial statements of December 31, 2017. Rio de Janeiro, February 27th, 2018. Marcelo Amaral Moraes Chairman Eduardo Cesar Pasa Member Marcus Vinícius Severini Member Raphael Manhães Martins Member Robert Juenemann Member

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2017 and based on the opinion of the independent auditors, is of the opinion that the aforementioned information, examined in accordance with applicable corporate legislation, is appropriate to be submitted Stockholders’ Annual General Meeting of the Company. to the Rio de Janeiro, February 27th, 2018. Marcelo Amaral Moraes Chairman Eduardo Cesar Pasa Member Marcus Vinícius Severini Member Raphael Manhães Martins Member Robert Juenemann Member

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 28, 2018		Director of Investor Relations